Scottish Power Annual Report and Accounts/Form 20-F 1999-00

--------------------------------------------------------------------------------
                                    Annual Report and Accounts/Form 20-F 1999-00



                                                                           99-00

Contents

Report of the Directors          Annual Accounts                          Investor Information
1    Financial Highlights                 72   Accounting Policies and            124  Historical Share Prices
2    Chairman's Statement                      Definitions                        125  Exchange Rates
4    Chief Executive's Review             77   Group Profit and Loss Account      125  Dividends
10   Business Review                      79   Notes to the Group Profit and      126  Taxation
48   Financial Review                          Loss Account                       130  Financial Calendar
60   Board of Directors                   84   Group Cash Flow Statement          131  Shareholder Services
62   Corporate Governance                 85   Notes to the Group Cash Flow
64   Remuneration Report of the                Statement
     Directors                            88   Group Balance Sheet                132  Index
                                          89   Notes to the Group Balance Sheet   133  Glossary of Terms
                                          118  Company Balance Sheet
                                          119  Notes to the Company
                                               Balance Sheet
                                          120  Principal Subsidiary
                                               Undertakings and Other
                                               Investments
                                          121  Report of the Auditors
                                          122  Five Year Summary
                                          123  Glossary of Terms and US
                                               Equivalents
Cross Reference to Form 20-F

Item 1                                    Item 7                                  Item 14
Description of Business                   Taxation                                Description of Securities
10   General                              126  Taxation                           to be Registered n/a
12   Generation
14   Power Systems                        Item 8                                  Item 15
15   Customer Sales and Services          Selected Financial Data                 Defaults on Senior Securities n/a
17   Southern Water                       122  Five Year Summary
19   Thus                                 125  Exchange Rates                     Item 16
19   Other UK Businesses                  125  Dividends                          Changes in Securities and Changes
20   PacifiCorp                                                                   in Security for Registered Securities
23   Powercor                             Item 9                                  124  Investor Information
23   Other Operations                     Management's Discussion and
24   Employees                            Analysis of Financial Condition         Item 17
                                          and Results of Operations               Financial Statements n/a
Item 2                                    48   Financial Review
Description of Property                                                           Item 18
44   Generation Facilities                Item 9A                                 Financial Statements
44   Transmission and Distribution        Quantitative and Qualitative            71   Directors' Responsibilities
     Facilities                           Disclosures About Market Risk                for the Accounts
44   Water Supply and Wastewater          56   Quantitative and Qualitative       72   Accounting Policies and
     Treatment Facilities                      Disclosures About Market Risk           Definitions
45   Appliance Retailing Facilities                                               77   Group Profit and Loss Account
45   Non-operational Facilities           Item 10                                 79   Notes to the Group Profit and
46   US Business Facilities               Directors and Officers                       Loss Account
                                          of Registrant                           84   Group Cash Flow Statement
Item 3                                    60   Board of Directors                 85   Notes to the Group Cash Flow
Legal Proceedings                                                                      Statement
42   Litigation                           Item 11                                 88   Group Balance Sheet
                                          Compensation of Directors               89   Notes to the Group Balance Sheet
Item 4                                    and Officers                            118  Company Balance Sheet
Control of Registrant                     64   Remuneration Report of the         119  Notes to the Company
62   Corporate Governance                      Directors                               Balance Sheet
125  Control of Company                                                           120  Principal Subsidiary
                                          Item 12                                      Undertakings and Other
Item 5                                    Options to Purchase Securities from          Investments
Nature of Trading Market                  Registrant or Subsidiaries              121  Report ofthe Auditors
124  Nature of Trading Market             67   Remuneration Report of the
                                               Directors                          Item 19
Item 6                                    101  Share Capital                      Financial Statements and Exhibits n/a
Exchange Controls and Other
Limitations Affecting Security Holders    Item 13
126  Exchange Controls and Other          Interest of Management in Certain
     Limitations Affecting Security       Transactions
     Holders                              67   Remuneration Report of the
                                               Directors

Financial Highlights


Turnover (pound)m                        Operating profit* (pound)m
Increase since 31 March 1996 81%         Increase since 31 March 1996 101%

            [GRAPH]                                    [GRAPH]


Earnings per share  pence                Total shareholder return pence
Increase on 31 March 1996 18%

            [GRAPH]                                    [GRAPH]

Earnings per share increased to 67.8     Capital appreciation plus dividend
pence after exceptional items and        reinvestment for (pound) invested on
goodwill amortisation for the            1 April 1995.
financial year ended 31 March 2000       Source: DATASTREAM


                                   2000                    1999

Turnover                       (pound)4,115m          (pound)3,242m
Operating profit*                (pound)961m            (pound)804m
Profit before tax*               (pound)736m            (pound)645m
Earnings per share*                    41.4p                  42.5p
Dividends per share                    24.8p                  22.5p



*Before exceptional items and goodwill amortisation


1 Annual Report & Accounts/Form 20-F

Chairman's Statement


[PHOTO]

Charles Miller Smith
Chairman

We have created a group with a unique set of businesses,geographic range and skilled management. Were main focused firmly on exploiting these advantages to create outstanding shareholder value.


The past year has been the most eventful and challenging in the 10-year history of ScottishPower as a public limited company. We completed the merger with PacifiCorp, floated a minority stake in our Internet and telecommunications company, Thus,and saw the announcement of tough new electricity and water price controls.
   As we look at the current year,and at the future, we must focus on what we do best: improving and expanding our products and services; delivering substantial efficiency gains; and creating value by building upon our high quality customer base.
   We will also continue to look for innovative projects like the joint venture with The Royal Bank of Scotland, which only serves to underline our consistent and coherent strategy of seeking to maximise value from the seven million homes and businesses that we now serve in the UK and the US. Using the Internet in an innovative manner will clearly play an increasingly important role.
   ScottishPower has, in merging with PacifiCorp, once again demonstrated our ability to exploit 'first mover' advantage to the full. We believe that, as in the case of the UK acquisitions, this will provide significant benefits in the future as we develop our business in the United States.
   The markets in which we operate are changing at a speed unthinkable only a few years ago. But we have created a group with a unique set of businesses, geographic range and skilled management. These should ensure that your company is in the best position to meet the challenges and exploit the opportunities presented by further global consolidation,as well as the rapid changes taking place in the web and Internet technologies. We remain focused firmly on exploiting these advantages to create outstanding shareholder value.
   It was gratifying to see that the group's pursuit of excellence was recognised in a number of ways during the year. ScottishPower was voted the top FTSE 100 company in a wide-ranging survey by The Times, and named as the most admired UK electricity and gas company by the publication Management Today. Your company was also placed fourth in a Financial Times poll to determine the world's top-rated utilities.
   Operationally, we continued to make good progress during the year. Financial performance was positively impacted by the partial sale of Thus and by four months' contribution from PacifiCorp, with profit before tax at (pound)1.16 billion and earnings per share of 67.8 pence. The year was also marked by further major investment for growth with (pound)886 million of capital investment across the group. I am pleased to note that the dividend was increased by 10.2% to 24.8 pence per share.
   Going forward, ScottishPower is determined to deliver continued real dividend growth while maintaining a prudent dividend cover. We are targeting annual dividend growth of 5% nominal for a three-year period from April 2000.
   In addition, to meet the expectations of our US investors, we have moved to quarterly reporting and dividend payments. This will benefit our UK shareholders. We have also integrated the UK Annual Report and the US Form 20-F into a single document that meets the requirements of both the London and New York Stock Exchanges.
   We have now completed our detailed review of the PacifiCorp business activities. We see many opportunities to bring benefits to PacifiCorp

2  Annual Report & Accounts/Form 20-F
customers through efficiencies and improved service. Moreover, these service objectives can be achieved simultaneously with increasing asset utilisation and a reduction of PacifiCorp costs.
   Through the PacifiCorp merger we have a substantial base in a high-growth region of the US economy. This gives us great opportunities to grow the business to the benefit of all stakeholders, focusing initially on electricity but also looking at other opportunities within our capability and experience.
   Another outstanding success story of the past year was the partial flotation of Thus, formerly ScottishTelecom. Completed in November 1999, the sale raised around (pound)1 billion in cash, a gain of (pound)787 million before tax.
   By continuing to own a majority share in Thus, the group benefits from its involvement in the impressive growth of Thus's business. It also deepens our understanding of what is happening in the exciting world of the web and Internet.
   The phenomenal growth of e-commerce has been watched closely by the company. Our joint venture with The Royal Bank of Scotland is designed to exploit these channels and deliver a wide range of home and small business related offers across the Internet.
   We are also moving towards an e-commerce basis for procurement, a development which will lead to substantial savings across the group.
   It was particularly pleasing to note the continued improvement in customer service and the enhanced reliability of our network businesses following the improvements introduced in the wake of the Christmas storm of 1998. Trees falling on lines were found to be the main cause of storm-related power outages, and our Rural Care project in which trees are cleared and others planted away from lines has proved a great success,both in operational and environmental terms.
   This is perhaps an appropriate moment to pay a warm tribute to my predecessor, Murray Stuart. Under his distinguished chairmanship, your company has been transformed from a regional, Scottish electricity provider into a major international utility. It has been an outstanding achievement and I would like to thank him on your behalf for all his unstinting efforts over the last 10 years, eight of them as Chairman.
   In addition, I should like to congratulate Sir Ian Robinson on his knighthood for services to the electricity industry, an honour that not only recognises his personal contribution, but that reflects well on the development of the group.
   I should like to welcome to the Board Keith McKennon, Nolan Karras and Robert Miller, our new American directors; and Alan Richardson, Charles Berry and David Nish, all from within the ScottishPower senior management team.
   Open competition, with all the challenges it entails, has helped shape the ScottishPower of today. Benefits are manifold: lower prices and better service for our customers, as well as opportunities for business growth and hence added value for shareholders. With regulation only where appropriate, free and fair competition should be allowed to drive the utility market of the future.
   Looking ahead, the final regulatory determinations for our electricity and water businesses provide us with a major challenge, adversely impacting 2000-01 operating profit by some (pound)127 million. We have taken steps to meet this challenge head-on by restructuring our infrastructure businesses and have identified further cost efficiencies and operational improvements. We believe that these actions, together with the benefits arising from the integration of PacifiCorp and increased sales to customers in the UK, will drive earnings growth post 2000-01.
   ScottishPower is committed to growing its business while delivering value to shareholders. We will continue to make both capital and revenue investments to optimise operational performance, enhance the products and services we provide to customers and create value for shareholders. At the same time it is our stated aim to grow the dividend by 5% in nominal terms for each of the three financial years commencing 2000-01.
   During the 1990's we established a proven track record for growing businesses and delivering value and we are very confident that the evolution of our strategy for the 2000's will drive the company forward and deliver continued success.


/s/ Charles Miller Smith

Charles Miller Smith
Chairman                             4 May 2000

3  Annual Report & Accounts/Form 20-F

Chief Executive's Review

[PHOTO]

Sir Ian Robinson
Chief Executive

Growth will be achieved by deriving best possible value from our assets worldwide, by continuing to improve efficiency, and by remaining firmly focused on customer needs in this period of accelerating change.


ScottishPower achieved success this year as a direct result of our long-term strategy of concentrating on customer service and shareholder value.
   Your company is now among the world's top dozen investor-owned electric utilities and is well positioned to achieve its aim of becoming a world-leading international utility by 2005.
   At the start of the new Millennium, ScottishPower is ideally positioned to exploit a unique combination of business advantages, as the race intensifies to establish a strong position in the global market.
   With a large and diversified customer base of more than seven million homes and businesses in the UK and US, ScottishPower's assets now range from low-cost generation on both sides of the Atlantic to a majority interest in one of the fastest-growing telecommunications and Internet-related companies.
   Every one of our customers offers us the potential to enhance value through cross-selling services, and our target is to be equally competitive and customer-focused in every sector of this greatly enlarged marketplace.
   The business highlights of the past year include the completion of the merger with PacifiCorp, one of the biggest utilities in the US, and the highly successful partial flotation of Thus, formerly our ScottishTelecom subsidiary.
   ScottishPower also made strong progress in the now fully competitive UK energy supply markets, achieving growth in both gas and electricity sales and firmly establishing the group as a leading UK energy player.
   Our ability to exploit 'first mover' advantage to grow shareholder value, evident in our expansion across the UK, has once again paid off handsomely. PacifiCorp is the latest example of this successful strategy and we are now well placed to expand in the biggest market in the world.
   Since our move into the US, a number of UK utilities have followed our example as the full potential of this market emerges.
   Growth will be achieved by deriving best possible value from our assets worldwide, by continuing to improve efficiency, and by remaining firmly focused on customer needs in this period of accelerating change.
   One of the most dramatic changes over the year has been in the pace of Internet-related developments, and ScottishPower is well positioned to compete in this vital and growing market.
   We retain a controlling interest in Thus, which has re-positioned itself as a UK-wide provider of telecommunications and Internet services to the business market, and we have joined forces with The Royal Bank of Scotland to form an Internet-based joint venture to deliver a range of business and home-based energy and financial products.
   We have also formed two Internet-based trading initiatives with utility partners, encompassing an e-procurement consortium and a major European Internet portal.

UK Businesses

Energy Businesses
ScottishPower has established itself as a leading player in the UK electricity and gas supply markets. The group is now the second-largest player in the residential energy market.

4  Annual Report & Accounts/Form 20-F

ScottishPower has won the greatest number of new electricity customers of any incumbent electricity supplier in the UK market; and, despite being one of the earliest entrants, has lost proportionately the fewest. In total, the group has gained nearly one million customers, and over 450,000 customers have chosen to take combined gas and electricity packages.
   The group has also retained 87% of all residential customers in its original Scottish and Manweb franchise areas, a better record than that of any other UK utility.
   Our success was driven by a flexible and imaginative approach to sales. As competition was encouraged in, first, gas and then electricity markets, doorstep selling was the prime vehicle for new business. That trend has changed as the market matured. Doorstep sales now account for less than 50% of new business, as we concentrate effort on telesales, marketing via our growing appliance retailing stores network and now the Internet.
   The move into energy markets across the UK has coincided with an expansion of our appliance retailing presence, which has included rebranding stores in England & Wales as ScottishPower.
   Apart from offering high visibility in areas where ScottishPower is now competing to supply energy, these 183 stores occupy a niche in the high value-added end of a fiercely competitive retailing market.
   About 20 million people visit our retailing stores every year, offering ScottishPower unique potential for cross-selling energy and associated products. In future, our chain of stores will increasingly be seen as a sales 'outlet' for the group's products as a whole.
   The group is also developing its e-business channels across our range of activities. For example, ScottishPower was the first UK utility to offer invoicing via the Internet, a service which has been taken up by more than 10,000 business sites.
   Customers are turning increasingly to the Internet and other online platforms, including digital television, for shopping, information, and other transactions.
   Accordingly, our Customer Sales & Services business is pressing ahead with plans to provide the widest possible range of our services over the Internet, including meter readings, billing, payments and appliance retailing offers.

One major development in this field was the signing in January of a partnership agreement with The Royal Bank of Scotland, which aims to enhance both companies' ability to extend services and market share beyond the traditional divide between energy and financial packages.
   This Internet-based joint venture is designed to provide a range of services to both homes and businesses.
   Two brands are to be launched. The first, aimed at consumers, will provide personalised financial, utility and lifestyle solutions for homes and families. The second will provide small businesses with a range of tools and services to help them trade on the Internet, manage key information, and access specially negotiated deals with suppliers.
   ScottishPower's investment programme and its broad mix of energy sources - including coal, gas, hydro, nuclear and renewables - should ensure that the group continues to compete successfully and win new customers.
   ScottishPower commissioned a major gas storage facility at Hatfield Moors, North Yorkshire, in February. This project provides a storage point for gas for some 450,000 residential customers across England.
   Contracts were agreed with SAPPI(UK), the South African pulp and paper company, to build a (pound)35 million, 60 MW, combined heat and power plant at the company's site in the north of England. ScottishPower is also completing plants for Pilkington Glass and Ravenhead Glass in the Manweb area.
   The 400 MW combined-cycle gas turbine (CCGT) plant near Brighton, a (pound)200 million joint venture with the US utility, CSW International, Inc., is near completion and will begin operations in winter 2000.
   As part of our greater focus on core activities in the UK, our Technology and Contracting businesses are in the process of being sold as going concerns.
   The price-controlled regulated businesses of ScottishPower, Manweb and Southern Water have been set tighter constraints. The price reductions were tough, but less than for most other companies, a recognition of existing levels of efficiency and of our history of cost reductions to customers. We believe that they provide a stable base for our business development going forward. However, our UK operating profit for 2000-01 will be reduced by some (pound)127 million as a result of the reviews.

5  Annual Report & Accounts/Form 20-F

Increasing competition and price pressures have forced down profitability in Generation, though this has been partially countered by success in cutting controllable costs and in growing output from our own stations.
   While we broadly welcome the proposed reforms for generation trading, we believe that there are two elements required for them to succeed in Scotland. First, the removal of the restructuring contracts put in place at privatisation, particularly the Nuclear Energy Agreement, under which we must take some 75% of British Energy's output in Scotland at above market prices. Secondly, the arrangements for access to the Scotland-England interconnector need to be fair and transparent.
   In England & Wales, the new trading arrangements to replace the Pool will provide more balanced trading on a Great Britain basis. We believe that they will also place more of a premium on flexible generation, for which our power stations in Scotland, and that under development in Brighton, are ideally suited.
   The upgrade of the 1600 MW Scotland-England transmission link to 2200 MW and the completion of the 250 MW Northern Ireland link, both within the next two years, will provide the opportunity for a considerable boost to our generation sales.
   Our wires business, Power Systems, is also undergoing radical changes to ensure that its operations are run as efficiently as possible. Asset management, the determination of strategic direction, has been split from network management - the day-to-day operation of the system.
   The Power Systems business main office has been relocated on a new site, physically separate from our generation and supply activities, in accordance with the requirements of the regulator.
   These changes and further investment will also help continue the network strengthening programme, improving the quality of supply.
   In particular, our Rural Care project was launched as an imaginative and practical response to the damage caused to our network by the Christmas storm in 1998.
   The primary cause of the damage was the number of fallen trees. Rural Care is therefore running a programme of tree felling, re-routing and upgrading of vulnerable lines to minimise any repeat. Simultaneously, it has embarked on a major planting scheme, in partnership with a range of interested parties, to ensure that the local environment is enhanced.
   Such measures help ensure that our customers continue to receive an excellent service, and it is pleasing to report that the number of failures in meeting Guaranteed Standards decreased again.

Southern Water
At Southern Water, as with the energy businesses, our track record is of improving customer service while delivering efficiency gains. This will continue. Since the acquisition almost four years ago, we have achieved substantial cost savings. Southern Water last year was number one as measured by OFWAT for overall operational and customer service performance.
   We started our 'Way Ahead' plan in 1998, moving Southern Water from a regional structure to a functional one. Three control centres have been centralised into one at Worthing. This central control room provides a direct link between our customer services call centre and the asset management and operational teams.
   Capital expenditure, some (pound)300 million in 2000-01, will be focused and targeted to ensure that the investment programme meets OFWAT's output requirements at minimum cost.
   In addition to efficiency gains, we will seek to benefit from the introduction into the water sector of competition for large industrial customers. Southern Water has very few such customers, since its area is largely residential. We therefore have more to gain in the territories served by other companies, and we will look to create value from this as competition develops.

Thus
Thus remains a key partner in ScottishPower's activities. Prior to its flotation, Thus restructured into three complementary areas of focus: Internet and interactive services; data and telecommunications; and call centres, targeting the UK-wide business market. Its services target some of the fastest growing areas within the telecommunications industry, including Internet access, web hosting and e-commerce enabling solutions.
   Thus is on track to achieve the fastest ever UK network roll out. This year, it expanded its fibre optic network by 40% to over 5,200 km. It also

6  Annual Report & Accounts/Form 20-F
built presence and launched service in a further five cities, adding to its existing network in Scotland and London. The network makes use of two key new technologies. The first significantly increases the capacity of the fibre optic network and the second provides the ability to transmit voice, video and data using Internet Protocol over a single, integrated network platform at multiple and guaranteed levels of service.
   The company, whose operations include the Demon Internet and Scotland On-Line brands, had more than 200,000 paying dial-up Internet customers at the year end. It was independently recognised as the UK's largest host of websites, with almost 15,500 commercial web hosting customers.
   Thus will launch the next generation of Internet Protocol-based transmission services later this year and is also a key player in emerging access technologies such as high capacity Asymmetric Digital Subscriber Line (ADSL) service and Internet to mobile phone Wireless Application Protocol (WAP) services.

US Businesses Having completed the merger with PacifiCorp, we now have a major US utility with high quality but under-performing assets.
   The sheer scale of our new US operations cannot be over-emphasised. It is one of the largest generators among investor-owned utilities in the US and is a major west coast trader of power. PacifiCorp services markets in six western states and already operates some of the lowest-cost generating plant in the US, supplying some of the country's lowest-priced electricity.
   PacifiCorp's transmission network reaches 1,000 miles north to south and east to west, and it is one of the largest coal-mining business in the US. It supplies some 1.5 million customers directly and over 120 other utilities, municipalities and energy trading companies on a wholesale basis. Demand across its diverse customer base is split relatively evenly between residential, commercial and industrial sectors.
   As our Transition Plan, published in May, revealed, we will be able to deliver value from PacifiCorp using the same approach as we did with Manweb and Southern Water.
   The combined team of ScottishPower and PacifiCorp managers have identified some 200 initiatives or changes which are expected to deliver, by the end of 2004, annual cost savings (from 1998 levels) of $300 million ((pound)190 million) in operating expenses and $250 million ((pound)156 million) in capital expenditure. In addition, the company intends to invest some $150 million ((pound)94 million) in training and new technology over the same period.
   ScottishPower is determined to transform PacifiCorp into one of the 10 most efficient US investor-owned electric utilities by 2004. The Transition Plan will deliver improved services for customers, increased investment in communities and enhanced value for shareholders.
   A new management structure has also been established, with key appointments made from ScottishPower, PacifiCorp and from well-known US companies.
   As part of the rationalisation and refocusing of the business, disposal of the Hazelwood and Powercor assets in Australia is in progress. An agreement was also signed, with Nor-Cal Electric Authority, for the sale of PacifiCorp's distribution assets in California.
   Deregulation and retail competition are progressing slowly in PacifiCorp's service territories. Oregon has passed legislation to enable choice for large customers in late 2001, subject to rule making. Utah may pass similar legislation next year. Wyoming, Idaho and Washington are not currently reviewing this issue and in California, which has deregulated, we are in the process of selling our property to Nor-Cal.
   PacifiCorp is a determined competitor in the wholesale market and has contracted to take 47% of the output from a 484 MW gas-fired cogeneration plant which is under construction at Klamath Falls on the border between Oregon and California. PacifiCorp is responsible for the management and operation of the plant, which will also provide district heating and energy management to the City of Klamath Falls, and the project will contribute to operating profit after commissioning in summer 2001.

Environment Across the Group
Legislation favouring sustainable energy projects has offered ScottishPower the opportunity to exploit its expertise as one of the leading developers and operators of wind power in the UK and Ireland. These projects require sensitive

7  Annual Report & Accounts/Form 20-F
management, as exemplified at Beinn an Tuirc in Kintyre, where ScottishPower has worked closely with landowners and Scottish Natural Heritage to ensure operations on a 30 MW wind-farm can begin in December 2001. Two further projects have been approved for Dun Law and Hare Hill in central Scotland.
   PacifiCorp, similarly, is at the leading edge of environmentally sustainable investment, with two major projects underway in Oregon and Wyoming.
   The Klamath cogeneration project is the first to be built under the State's tough new regulations on carbon dioxide emissions.
   In addition, Klamath will supply power to nearby industries and will fund the development of geothermal energy for the local district heating system. The scheme will also fund the reforesting of more than 6,000 acres of under-producing land in Oregon and the recovery of methane from coal mines for conversion into power.
   Cash from the project will be provided to the Oregon Climate Trust, and contributions will also be made to the development of solar energy for poor rural areas of several developing countries.
   One of the biggest wind-power projects outside California was commissioned at Foote Creek Rim, Wyoming. The 69-turbine plant is sited at one of the windiest places in the US, and will generate 41 MW: enough to power between 15,000 and 20,000 US homes.
   In the UK, ScottishPower was ranked 'top utility' by the prestigious FT/BiE (Financial Times/Business in the Environment) corporate engagement study.
   The company's commitment to the environment, and the initiatives that it is undertaking in this area, are detailed in a separately published Environment Report.

Stakeholders
ScottishPower continues to maintain its focus on all of its stakeholders, including customers, shareholders, its 24,000 employees across the UK and US, and the communities in which they live and work.
   Shareholders have continued to benefit from increased earnings and dividends. Earnings per share have grown by an average of 4.7% per annum during the last five years, and dividends per share have increased by 12.7% per annum on average over the same period.

The group's market capitalisation has increased from (pound)2 billion at the time of privatisation in 1991 to (pound)9 billion at 31 March 2000.
   Low-income households have benefited from our ground-breaking schemes with EAGA Ltd (formerly the Energy Action Grants Agency) and we have formed a joint venture, NESTmakers (Neighbourhood Energy Services Team), to provide households with access to budgeted fuel supplies and help with energy efficiency advice and grants. The NESTmakers concept is rooted in the belief that everyone - regardless of social and economic circumstance - has the right to be treated as an individual, the right to make choices about household services, and the right to first-class customer service.
   Our PowerPartners charity initiative has met its first year fund-raising target of (pound)360,000 and has already disbursed (pound)230,000 for projects run by the six major UK charities involved. The PacifiCorp Foundation distributed some $2.8 million ((pound)1.75 million) in the last year.
   Safety is paramount in all our operations and I am pleased to report that the year was one of our most successful. To give just two examples, at our power stations, a new record for no lost-time accidents was set at Longannet and Cruachan achieved five accident-free years.
   The group was awarded 17 Gold Awards and two Gold Medals by the Royal Society for the Prevention of Accidents. The group also won the Best Health and Safety Achievement Award in the 1999 Financial Times Energy Awards.
   Staff development is all the more important now as the group expands, to encompass the needs and aspirations of employees spread across different countries and different cultures.
   We are developing new Human Resource strategies to meet these challenges and have implemented a Management Asset Valuation plan to help identify and nurture the ScottishPower executives of the future. This complements our existing management programme, which includes MBA courses and business leadership programmes in conjunction with leading international business schools.
   In addition, ScottishPower and Edinburgh Business School have launched a joint venture to create an intranet learning site for graduate development.

8  Annual Report & Accounts/Form 20-F

It is gratifying to note that Alan Richardson, Charles Berry and David Nish, who were all appointed to the main Board during the year, came from within the company's management ranks.
   ScottishPower Learning, now strengthened by pooling business development resources, continues to involve our staff, their families and the wider community in lifelong learning. It is being introduced to PacifiCorp where it has already caught the imagination of local employees.
   During the year we have expanded our involvement with the Government's New Deal programme by opening up opportunities to disadvantaged adults as well as to young people. Last year ScottishPower offered 300 places and to date over 130 New Deal recruits have gone on to employment with ScottishPower.
   As part of our commitment to the promotion of science and education, we are delighted to sponsor the Glasgow Science Centre, as our main project to mark the Millennium. We regard the Centre as a long-term national resource which will benefit future generations.

Conclusion
Going forward, the business outlook for ScottishPower is dependent upon maintaining our track record of exploiting our assets, now including PacifiCorp, to the full, while providing world-class service to a growing customer base.
   However, we are under no illusions that tough decisions lie ahead on how best to achieve our objectives in an increasingly complex, competitive and global energy market.
   Our 'Vision for 2005' remains unchanged: to become an internationally acknowledged leader in utility and related services; in the world top 10 of utilities and related companies; serving a customer base of 10 million with multiple products; and recognised for our record of value creating growth and innovation.
   I am pleased to say that we have already gone some considerable way towards achieving that goal.

/s/ Sir Ian Robinson

Sir Ian Robinson
Chief Executive                     4 May 2000

9  Annual Report & Accounts/Form 20-F

Business Review

[PHOTO]

Ian Russell
Deputy Chief Executive

ScottishPower is a committed builder of businesses in electricity and utility-related markets, determined to deliver outstanding performance.



Description of Business

General
ScottishPower is a leading multi-utility business, which serves approximately seven million homes and businesses across the UK and northwest United States. The group's activities cover electricity generation, transmission, distribution and supply in both the UK and US, as well as gas supply, water and wastewater services, telecom-based services, Internet services and appliance retailing in the UK, and mining in the US. ScottishPower and its subsidiaries comprise one of the 12 largest electricity groups in the world, with a market capitalisation of(pound)9 billion. ScottishPower is listed on both the London and New York Stock Exchanges and had a turnover in 1999-00 of (pound)4.1 billion.
   Since its creation upon privatisation in 1991, ScottishPower has grown rapidly, via a combination of organic growth within the UK electricity, gas and telecom markets, and key acquisitions in the electricity and water sectors. This growth extended into the United States, following the merger with US electric utility PacifiCorp.


[GRAPHIC]


[GRAPHIC]


10  Annual Report & Accounts/Form 20-F

Mission and Values
ScottishPower's mission is to be a committed builder of businesses, in electricity and utility-related markets, determined to deliver outstanding performance. This is achieved by following five values that support every company activity:

Well-earned customer loyalty
ScottishPower believes customers are at the heart of what they do. New developments and technology are part of reducing costs and providing the best possible service.

Enhanced shareholder value
ScottishPower is committed to delivering value for shareholders through investing to build its businesses, while delivering growing dividends.

Positive working environment
ScottishPower seeks to provide a positive working environment which inspires employees to fulfil their potential and maximise their contribution.

Trust of communities
ScottishPower wishes to earn the trust and respect of communities through recognising and responding to the needs of both the local and wider environment.

Teamwork and leadership
ScottishPower recruits and retains the best people, offering everyone opportunities to realise their potential. This is achieved through working together to a clear and common purpose.

Business Strategy
ScottishPower's business strategy is based upon the directors' belief that successful utility companies are those which offer their customers a range of high quality, competitively priced utility and related services.
   ScottishPower's significant growth has been as a 'first mover' in utility markets. In 1995, ScottishPower completed the first UK electricity to electricity acquisition when it purchased the regional electricity company, Manweb. In 1996, ScottishPower completed the first electricity to water acquisition when it purchased Southern Water. In 1998, ScottishPower completed the first electricity to Internet acquisition when it purchased Demon Internet. When electricity competition at the residential level started in 1998, ScottishPower was the one of the first companies to enter. In 1999, ScottishPower completed the first UK to US electricity transaction when it completed the merger with PacifiCorp. In 1999, ScottishPower also successfully floated a minority share in Thus, formerly ScottishTelecom, its telecom and Internet business.
   Improving the efficiency of the group's businesses through a programme of cost reductions is a key part of ScottishPower's operating strategy.
   In the UK businesses, the cost base has been significantly reduced through a process of benchmarking operations against other major companies around the world, both within and outside the utility sector. This process will be utilised during the restructuring of the PacifiCorp business.
   ScottishPower intends to build future business in the UK by selectively growing its asset and customer base by providing energy and utility-related services. The partial flotation of Thus will enable ScottishPower to benefit from the growth in the telecom and Internet services market. In the US, ScottishPower will reshape the PacifiCorp core business and develop its assets in order to establish a platform from which to grow in the American market.

11  Annual Report & Accounts/Form 20-F

Business Review - UK Businesses


UK Businesses

Generation
The group's Generation business ("Generation") operates ScottishPower's generating stations and deals in the wholesale trading of electricity, coordinating the latter operations with the wholesale gas trading activities of the United Kingdom Power Operations' Gas business. The business objective is to create competitive advantage for ScottishPower by optimising the energy chain.

Generation Portfolio
ScottishPower's owned generation capacity comprises coal, gas, hydro and wind power and has available more than 3,500 MW, see "Description of Property" (page
44), after taking into account the impact of contractual obligations to supply Scottish & Southern with a proportion of its coal-fired capacity. In addition to its own capacity, ScottishPower also has access to nuclear energy, from British Energy, and gas-fired, oil-fired and hydro power from Scottish & Southern under contracts established in connection with the restructuring of the UK electricity industry in 1990 and 1991. Additional information concerning the group's generating capacity available under contract is set out in Table 1.

These resources combine to give ScottishPower a flexible fuel portfolio and result in total available capacity of some 6,400 MW. ScottishPower's available capacity in Scotland is significantly greater than the demand it is required to meet.

Construction of a 400 MW CCGT station near Brighton is well underway and the station is on course for commercial operation for winter 2000. The project is a joint venture, in which ScottishPower has a 50% economic and voting interest, with CSW International, Inc., the US parent company of SEEBOARD.
   Investment continues in ScottishPower's Longannet and Cockenzie power stations and the first stage of a major new cost savings and business improvement initiative has been completed. The next stage will involve consolidation of improvements through the use of key performance indicators and further benchmarking. Acquisition of additional generation capacity is kept under consideration.
   The development of Hatfield Moors as a gas storage site was completed during the winter of 1999. Extensive use of it was made during the latter part of the winter to meet the peak demands of some 450,000 customers as well as exploiting sales opportunities when market prices rose to high levels in February and March 2000.

Station Performance
The goal of the Generation business is to achieve best practice in terms of generation performance and costs, while at the same time maintaining the flexibility to optimise energy trading.
   The Generation business has undertaken extensive benchmarking of all its activities against an international peer group, and has undertaken programmes to implement its findings. However, it is the intention of the business to drive costs down further through continued reductions in fixed

Table 1- Sources of Generating Capacity and Output Available Under Contract as at 31 March 2000
---------------------------------------------------------------------------------------------------------
                                                       Numbers of
                                                   Generating Set
                                                           and/or          Net Output             Maximum
                                               Installed Capacity            Capacity  Capacity Available
                                       Note                    MW                  MW                  MW
---------------------------------------------------------------------------------------------------------
Nuclear:
Torness                                   1               2 x 660               1,260                 944
Hunterston B                              1               2 x 660               1,220                 914
Total Nuclear                                                                                       1,858
Dual Oil and Gas Fired:
Peterhead                                 2               2 x 660               1,284                 642
Gas Turbine:
Peterhead                                 3               2 x 120                 232                 116
Conventional Hydro:
Scottish & Southern                       4                                                           200
-------------------------------------------  --------------------  ------------------  ------------------
Total                                                                           3,996               2,816
===========================================  ====================  ==================  ==================

1    The NEA entitles ScottishPower and Scottish & Southern to 74.9% and
     25.1%, respectively, of the electricity generated from British Energy's Hunterston B and Torness nuclear generating stations. Except in limited circumstances, the NEA obliges ScottishPower and Scottish & Southern to pay for all the electricity declared by British Energy to be available from such nuclear stations, whether or not they take such electricity.

2 Following the end of the Miller Gas Plateau, ScottishPower is entitled to 50% of the net output capacity of Scottish & Southern's Peterhead station (or such lesser part of that capacity as Scottish & Southern declares to be available to ScottishPower on any day).

3 The gas turbines installed at Peterhead are primarily for use during an outage on one of the main units at the station to enable the consumption of the gas delivered from the Miller gas field. The use of the gas turbines at these times is subject to agreement with Scottish & Southern.

4 The Hydro Agreement entitles ScottishPower to 400 GWh of electricity from Scottish & Southern's conventional hydro generating capacity during each contract year (although this amount may be reduced during periods of unusually low rainfall or unusually low run-off) and requires ScottishPower to pay for that amount of electricity, irrespective of how much electricity it actually takes.


12  Annual Report & Accounts/Form 20-F
costs, plus improved engineering and operational efficiencies and enhanced environmental performance. The group has a detailed engineering strategy to upgrade its existing coal stations. Furthermore, management believes that, as a result of its ongoing maintenance programme, ScottishPower's portfolio of power stations is in a condition to support current and expected generation output.

Fuel Strategy and Sourcing
ScottishPower's fuel purchasing strategy is based upon the objective of achieving competitive fuel prices while balancing the need for security and flexibility of supply. The major components of the fuel portfolio are coal, gas and oil.
   Coal - ScottishPower currently purchases the majority of its coal from Scottish suppliers under long-term contracts, with the principal supplier being The Scottish Coal (Deep Mine) Limited. These purchase commitments secure the major part of ScottishPower's coal requirements from local sources. The balance of requirements were sourced during 1999-00 undershort-term competitive tenders, taking advantage of market conditions.
   Gas - ScottishPower purchases gas to meet the needs of the group's generation and supply businesses.
   The group's gas purchasing strategy is based upon a combination of long, medium and short-term contracts. In accordance with this strategy, the group has agreed contracts directly with gas producers for the supply of gas on a non-interruptible basis. The group has two long-term contracts (with terms of, respectively, 10 and 15 years from 1994) for supply from major gas fields. In addition, ScottishPower is party to agreements which require Scottish & Southern to purchase and accept delivery of gas at Peterhead power station from the Miller gas field. These agreements continue in force until the reserves of the field have been fully depleted.
   Oil - From time to time, ScottishPower purchases heavy fuel oil on the international spot market when favourable prices are available. Heavy fuel oil is therefore an opportunity purchase rather than a firm fuel source.

Generation Sales
Generation sales totalled 31,635G Wh in 1999-00. Approximately 20,830 GWh were attributable to ScottishPower's energy business, with the remaining 10,805 GWh either being sold to other suppliers or exported via the interconnector to the Pool in England & Wales.
   The average utilisation of ScottishPower's two largest coal-fired stations, Longannet and Cockenzie, in 1999-00 was approximately 50.1% and 23.8%, respectively. It is expected that this utilisation will increase as the capacity of the interconnector is progressively expanded, enabling ScottishPower to trade greater quantities of electricity in England & Wales.

The Interconnector in England & Wales
ScottishPower has the ability to sell, or purchase electricity through, the Pool in England & Wales via the interconnector which is shared by Scottish & Southern and British Nuclear Fuels Limited ("BNFL") under formal agreement. See "Structure of the Electricity Industry in the United Kingdom-Electricity Industry Structure in England and Wales" (page 27) for a general discussion of the Pool. The current maximum capacity of the interconnector is 1,950 MW with an average capacity in 1999-00 of 1,392 MW. As ScottishPower produces electricity for significant periods of the year at a cost that is below the price at which the Pool purchases electricity, ScottishPower is able to take advantage of the prices at which electricity is purchased and sold by the Pool.
   An agreement has been made with the NGC and Scottish & Southern to upgrade the maximum capacity of the interconnector to 2,200 MW. Planning approval has now been granted by HM Government for the reinforcement necessary in England & Wales to give full effect to the upgrade. ScottishPower's completion of work on the upgrade of the Scotland-England transmission link to 2,200 MW is currently scheduled for winter 2001. ScottishPower's generation business will provide 75% of the capital cost of the upgrade and Scottish & Southern the other 25%. Pursuant to an agreement with Scottish & Southern, ScottishPower has the contractual right to 54% of the pre-upgrade capacity and up to 75% of the additional upgrade capacity of the interconnector.
   ScottishPower's licence only entitles it to reserve capacity to itself with the consent of the DGES, and obliges it to offer to enter into an agreement with a third party applicant for use of the interconnector.
   Following an application from BNFL for interconnector capacity to allow it to continue to export to the Pool from its Chapelcross power station in south west Scotland, the DGES determined, in December 1998, that ScottishPower should make available to BNFL 196 MW from its share of the interconnector capacity, for the period from 1 January 1999 to 31 March 2002. At the same time the DGES declined to approve a reservation of any interconnector capacity for ScottishPower's own generation business.
   Subsequently, in April 1999, ScottishPower's generation business made a further application for a reservation to itself of 75% of the additional interconnector upgrade capacity. In April 2000, the DGES issued a proposed determination in relation to this application, which again declines to reserve any of the additional upgrade capacity to ScottishPower's generation business. ScottishPower will be making a robust response to this draft determination.
   As already mentioned, the DGES will be reviewing the arrangements for access to the interconnector during 2000, as part of a wider review of the wholesale trading arrangements

13  Annual Report & Accounts/Form 20-F

Business Review -- UK Businesses

in Scotland. This review will consider alternative approaches to providing access to the interconnector, such as capacity auctions, in order to promote competition in Scotland and in England & Wales, and to ensure compliance and consistency with the EU Directive on electricity market liberalisation. ScottishPower broadly supports such reform, so long as it forms part of a package which addresses all aspects of the present Scottish wholesale market.

Trading with Northern Ireland Electricity
ScottishPower has entered into an agreement with Northern Ireland Electricity ("NIE"), a subsidiary of Viridian Group plc, for the construction of a Scottish-Northern Irish interconnector with a transfer capability of 250 MW; and an agreement for the supply by ScottishPower of around 1,095 GWh of electricity per year over a period of 70 months from the date of commissioning. These agreements amend and restate agreements originally entered into in 1994. Once completed, the Northern Irish and marine sections of the Scottish-Northern Irish interconnector will be owned by NIE, and the section from the Scottish converter station will be owned by ScottishPower. NIE will provide the full capital cost of this interconnector. It is anticipated that the Scottish-Northern Irish interconnector will commence commercial operation in winter 2001.
   Discussions are underway regarding an increase in the transfer capability above 250 MW.

Power Systems

ScottishPower owns and manages a substantial electricity network, comprising both the distribution system to customers in its two authorised areas and, in Scotland, its high voltage transmission system (132 kV and above). The latter includes all the assets of the England-Scotland interconnector which are in its Scottish authorised area. The main function of the Power Systems business ("Power Systems") is to develop and maintain an efficient, co-ordinated and economical network, including high voltage connections to England to facilitate competition in generation and supply, and to operate and develop the distribution system to approved standards of safety and reliability. Within Power Systems, the focus continues to be on reducing costs and improving service. Its principal business activities involve the provision of new connections, construction and refurbishment of the system, maintenance and fault repair, setting tariffs and collecting revenues for the use of its authorised networks. Power Systems continues to focus strongly on the efficient delivery of electricity to customers in its service areas via its overhead and underground network. Investment in the business has included significant upgrade and refurbishment of the transmission and distribution systems.
   Power Systems has a distribution/transmission network which extends to approximately 115,000 km, with 65,000 km of underground cables and some 50,000 km of overhead lines. Table 2 shows key information with respect to the group's transmission and distribution services in 1999-00.
   ScottishPower and Manweb each hold a Public Electricity Supplier ("PES") licence allowing each company to undertake electricity distribution activities within its authorised area. The income derived from the distribution business is dependent on changes in the demand for electricity by customers in the home area. Demand for electricity is affected by such factors as growth and movements in population, social trends, economic and business growth or decline, changes in the mix of energy sources used by customers, weather conditions and energy efficiency measures. Tables 3 and 4 set out, by customer type, the levels of electricity distributed in GWh over ScottishPower and Manweb's distribution systems during the five most recent financial years.
   The group is committed to providing its customers with an electricity supply which is safe and reliable. Both ScottishPower and Manweb operate networks to provide supplies within the guidelines for reliable electricity supplies set forth in the European Standard EN50160 entitled "Voltage Characteristics of Electricity Supplied by Public Distribution Systems".
   In order better to meet the regulatory determinations on the Transmission and Distribution price controls, Power Systems has undertaken major programmes to restructure radically the operations of the business by adopting the Asset Manager/Service Provider concept.

Table 2 - Power Systems Key Information 1999-00
--------------------------------------------------------------------------
                              ScottishPower        Manweb         Total
--------------------------------------------------------------------------
Franchise area                    22,950 km2     12,200 km2    35,150 km2
Number of employees                   2,689          1,725         4,414
System maximum demand              4,323 MW       3,016 MW      7,339 MW
Primary substations                     448            611         1,059
Secondary substations                40,350         41,167        81,517
Ground mounted                       16,484          9,712        26,196
Pole mounted                         23,866         31,455        55,321
Transmission network (km)
Underground                             247              -           247
Overhead                              3,851              -         3,851
Distribution network (km)
Underground                          40,337         23,974        64,311
Overhead                             24,448         21,447        45,895
=============================  ============  =============  ============

14 Annual Report & Accounts/Form 20-F

Table 3 - Total Units Distributed in ScottishPower's Service Area (GWh)

------------------------------------------------------------------------------------------------------
Year             Residential   %       Commercial    %      Industrial    %      Other    %     Total
------------------------------------------------------------------------------------------------------
1995-96             8,076      38.1      5,558      26.3      6,765      31.9      782    3.7   21,181
1996-97             8,194      37.8      5,758      26.6      6,983      32.2      751    3.4   21,686
1997-98             8,048      37.1      5,809      26.8      7,103      32.7      752    3.4   21,712
1998-99             8,345      37.3      6,041      27.0      7,217      32.3      765    3.4   22,368
1999-00             8,385      37.5      5,983      26.7      7,218      32.2      795    3.6   22,381
================  =======  ========  =========  ========  =========  ========  =======  =====  =======
Table 4 - Total Units Distributed in Manweb's Service Area (GWh)
------------------------------------------------------------------------------------------------------
Year             Residential   %       Commercial    %      Industrial    %      Other    %     Total
------------------------------------------------------------------------------------------------------
1995-96             4,889      26.4      3,520      19.0      9,689      52.3      421    2.3   18,519
1996-97             4,930      26.8      3,594      19.5      9,476      51.4      417    2.3   18,417
1997-98             4,916      26.5      3,640      19.7      9,536      51.5      430    2.3   18,522
1998-99             5,037      29.1      3,852      22.2      8,018      46.3      417    2.4   17,324
1999-00             5,204      30.3      3,998      23.3      7,549      43.9      430    2.5   17,181
================  =======  ========  =========  ========  =========  ========  =======  =====  =======

This model is based on managing `whole' processes rather than the traditional divisions of business units in utilities. The Asset Manager will focus on effective investment planning to underwrite the regulated assets of the business and delivery of efficient management of "Business Support", while the service providers will focus on efficient and effective delivery under market conditions.
   The model will deliver value from the removal of duplication, extraction of synergies, improved line efficiency and increased commercial focus. The relocation of the Power Systems main office was completed in January 2000 as part of this process.

Customer Sales and Services
The group's Customer Sales and Services business ("CSS") is responsible for the sales and marketing of electricity, gas and related products to customers throughout the UK. CSS comprises four key business units which reflect the increasingly divergent external environment within which ScottishPower's customer facing business operate.
     .    Energy Supply and Appliance Retailing;
     .    Electricity Trading;
     .    Metering; and
     .    e-business.
   The CSS strategy is to continue to defend and grow our existing energy base while releasing more value from the home through an extended range of products and services all underpinned by high-quality, low-cost service. New technology will be the cornerstone of an integrated channel strategy, to market ScottishPower nationally as a strong and trusted brand. In addition, the group will continue to meet the electricity supply and service obligations of ScottishPower and Manweb under their respective PES licences.

Energy Supply
The group is currently the second largest energy supplier in the UK.

Electricity Markets
Energy Supply purchases electricity from a range of sources, including the group's Generation business, for sale to customers both within its home areas and outside them. Until September 1998, only public electricity suppliers were entitled to supply customers in their franchise areas (now home areas) with demand less than 100 kW. From September 1998 to May 1999, the home areas of all public electricity suppliers were opened to competition on a phased basis, with the result that electricity suppliers holding second-tier licences, including ScottishPower and Manweb, are able to supply electricity to all customers in the home area of a public electricity supplier. Large industrial or commercial customers with demand above that threshold have been and continue to be able to seek supply from other electricity suppliers holding a second-tier licence. ScottishPower and Manweb's respective home areas were opened to competition in three phases, commencing in September 1998 and running through to February 1999.
   Since September 1998, the strategic focus of the Energy Supply business has been defence of its existing markets, particularly residential and small business customers in the ScottishPower and Manweb areas, while exploiting the opportunity to expand its customer base outside these regional boundaries.
   As at 31 March 2000, the Energy Supply business had retained 88% of residential customers in the ScottishPower area and 85% in Manweb. The business had also signed up 238,000 electricity customers outside those home areas. In total, Energy Supply has over three million electricity customers in Great Britain.
   In the highly competitive industrial and commercial energy market, the group has sought to defend market share and has retained 75% of these volumes in the ScottishPower area. In Manweb, which comprises some of the largest industrial electricity users in the country, the group has retained a 21% share of these volumes.

Gas Markets
The group has a growing gas supply business. The residential gas supply market has been fully competitive since May 1998.
   Energy Supply has firmly established itself as one of the leading challengers to Centrica (British Gas Trading) in this market, having acquired a total of 700,000 customers. In the business market, the focus has been to renew only profitable business while pursuing a prudent growth strategy.

15 Annual Report & Accounts/Form 20-F

Business Review -- UK Businesses

Appliance Retailing
The Appliance Retailing business sells products through a chain of 183 outlets throughout the UK. In addition to retail sales, the business provides in-home servicing and repair facilities, and delivery and connection of appliances.
   Under a new management team and after rebranding all superstores in England and Wales as `ScottishPower', the Appliance Retailing business has achieved a 78% increase in operating profit for the year ended 31 March 2000, compared with 1998-99. Like-for-like sales growth in excess of 6% was achieved for the same period.
   The business has continued to drive for market share by incrementally increasing the overall sales space and product range. It now has 5% of the UK white goods market and 4% of the UK brown goods market. Plans are in place for a further 14 superstore openings in 2000-01.

Customer Service
ScottishPower has taken steps to improve all aspects of its customer service within the energy businesses in response to competition in the energy supply market, and intends to continue to treat improving customer service as a priority. The businesses' customer service Guaranteed Standards were maintained in the year ended 31 March 2000 at the high level set in the previous year, with over 99.99% of all electricity services provided currently matching or exceeding regulatory standards.
   All service requirements in Scotland are met by a customer service call-centre, employing modern communications and information technology, and offering a comprehensive service to customers, including 24-hour faults and emergency support. In Manweb's home area the group has focused its activities on improving customer service through the provision of two regional call-centres and a business call-centre. The group has also established a gas call-centre in Warrington servicing residential and small business customers.
   The performance of ScottishPower and Manweb in the area of Guaranteed Standards failures over the last five years as reported to Ofgem is shown on Charts 1 and 2.

Chart 1 -- Scottish Power Guaranteed
Standards failures

[GRAPH]

95-96          145
96-97          150
97-98          117
98-99           89
99-00           45

Residential gas suppliers faced increases in complaints during the period of market liberalisation. ScottishPower received 3,092 Ofgem and Gas Consumer Council complaints during 1999-00, which equates to 0.8% of the customers signed during the year.

Electricity Trading
Electricity trading, within the Energy Trading Centre, secures competitive advantage for the group through trading and optimising its position across the electricity value chain and continuously evaluating and managing risk exposure. The risks identified in electricity trading generally relate to price volatility arising in the Pool market in England & Wales and the group's exposure as a generator (seller) and as a supplier (purchaser) of electricity which can (and does) vary over time. Such exposure can be managed through trading in contracts for differences with willing parties such as other generators, suppliers or intermediaries. From 31 October 2000, new electricity trading arrangements will be introduced in England & Wales. This move from the compulsory Pool trading system to a bilateral market is expected to result in a more proactive approach to trading.
   New trading arrangements are also proposed for Scotland to enable generators and suppliers to trade with their counterparts in England & Wales and increase competition on a cross-border basis. This should reduce the differences between the two markets and lead to a more liquid market throughout Great Britain.

Metering
The Metering business is a key interface in delivering high-quality customer service. Reflecting its importance in the delivery of customer service, and to position the business going forward, ScottishPower has transferred metering activities from Power Systems to Customer Sales and Services. With the introduction of competition, Metering was established as a standalone business on 1 April 2000.
   Metering is characterised by a large regional field force, working from home, and it carries out most of ScottishPower's data management activities

Chart 2 -- Manweb Guaranteed
Standards failures

[GRAPH]

95-96          940
96-97           81
97-98           69
98-99           40
99-00           08


16 Annual Report & Accounts/Form 20-F
from meter installation through to data collection for our electricity, gas and water customers.
   As the competitive market evolves the business will look to retain market share, while exploiting opportunities to grow its multi-utility data management activities across the UK.

e-business
On 11 January 2000, ScottishPower announced the intention to create a joint venture company with The Royal Bank of Scotland offering a range of products and services to their combined customer base of some 16 million in the residential and small business markets. A jointly funded project team has developed two brands, one aimed at consumers, providing personalised financial, utility and lifestyle solutions for homes and families, while the other will provide small businesses with access to a range of tools, information and services to help trade on the Internet, manage key information and access specially negotiated deals with suppliers.
    The Internet will be used as the preferred channel to market these services, traditionally sold separately, in one convenient package. The business is expected to be operational during summer 2000.

Southern Water

Region
The region in which Southern Water operates occupies an area of approximately 10,450 km2 in the counties of Kent, East and West Sussex, Hampshire and the Isle of Wight, and small parts of Wiltshire, Berkshire and Surrey. The region's coastline stretches 1,250 km from Swanscombe on the Thames Estuary to just beyond the Solent at Barton on Sea, including the Isle of Wight. The region has an estimated population of approximately 4.4 million. The portion of the region to which Southern Water supplies water covers a total area of some 4,450 km2, contains approximately 1.0 million premises and has a resident population of some 2.2 million people. Local water companies supply the rest of the region's water requirements. Southern Water provides wastewater services to virtually all of the region, collecting sewage from around 1.7 million premises.
   Table 5 sets forth key information with respect to Southern Water's activities in 1999-00.

Water Supply Business
Southern Water supplies, on average, 588 million litres of water per day, which is distributed through 13,262 km of water main. Southern Water's 104 water treatment works treat water from 132 water sources in the region with 70% of water supplied coming from underground sources. Water is pumped through the water mains by 413 pumping stations. Southern Water is also responsible for the operation and maintenance of four impounding reservoirs which have a total storage capacity of 42,390 million litres.
   The volume of water put into supply exhibits a pronounced seasonal variation between summer and winter. Typically, the peak seven-day demand in the summer is up to 40% higher than the annual average, and stems from increased residential usage and the influx of tourists to resort towns along the south coast and on the Isle of Wight.
   The bulk of Southern Water's underground sources are located in chalk, with a small number of abstractions being made from sandstone aquifers. The water is of high quality and receives various forms of treatment appropriate to each source. These provide reductions in the level of pesticides, iron and manganese; the reduction of plumbosolvency; and in all cases protection against bacteria throughout the distribution system to the point of use at the customers' taps by a residual level of chlorine. A single source has treatment to reduce the amount of nitrates, which is elsewhere kept within acceptable limits by blending output from various sources where necessary.
   The smaller proportion of water from rivers and reservoirs has a more complex form of treatment. In addition to the processes used for underground supplies, clarification and filtration processes provide a similar high quality drinking water.

17 Annual Report & Accounts/Form 20-F

Business Review -- UK Businesses

Table 5 - Southern Water Key Information 1999-00
-------------------------------------------------------------------------------
                                                                 Southern Water
-------------------------------------------------------------------------------
Franchise area                                                       10,450 km2
Water supply services                                        1 million premises
                                                             2.2 million people
Water supply                                         588 million litres per day
Water main                                                            13,262 km
Reservoir storage capacity                                42,390 million litres
Wastewater treatment works                                                  393
Wastewater treatment services                              1.7 million premises
                                                             4.4 million people
Wastewater treated                                 1,400 million litres per day
Capital expenditure 1999-00                                  (pound)353 million
================================================ ==============================

   Again, in all cases disinfection is maintained by a residual level of chlorine.
   Southern Water has 13,262 km of water main. In order to minimise the loss of water through leakage, a leakage control initiative was introduced following privatisation in 1989 and has reduced water loss by 144 million litres per day. Since privatisation, Southern Water has had one of the best records with respect to water supply leakage among the Water and Sewerage Companies ("WaSCs"). Losses through leaks in its distribution system stood at 11.2% in 1998-99, compared to 26% just before the time of privatisation, with a target to achieve 10.8% by 2000-01.
   Southern Water monitors water quality through a programme in which samples are analysed regularly for both microbiological and chemical parameters. In 1999, 99.81% of water sampled passed the EU performance criteria.

Wastewater Business
Southern Water has 393 wastewater treatment works ("WTWs"), which treat sewage pumped through 20,728 km of sewer by 1,975 pumping stations. WTWs provide various treatment types as follows: primary, enhanced primary, secondary biological and tertiary. In addition, as part of the treatment process to meet current bathing water standards, Southern Water has 24 marine treatment works and 28 long sea outfalls around the coastline of its region.
   Under the Water Resources Act 1991, WTWs are granted consent by the Environment Agency (the "EA") to discharge sewage effluent to controlled waters. The conditions attached to each consent can cover quality, quantity and operational parameters as laid down in the "Standard Clauses" of the Discharge Consents Manual issued by the EA. The basis of the EA's policy is to maintain and improve water quality and the aquatic environment.
   In addition to the residential population, the businesses in Southern Water's region discharge industrial effluent having the equivalent strength of an additional population of about 486,000.
   The disposal of sludge produced by WTWs is strictly controlled. Disposal to landfill is becoming restricted due to the lack of available local sites. In addition, all sludge disposed in this way is subject to a Landfill Tax.
Disposal at sea ceased by December 1998. It is intended that the majority of the sludge produced at Southern Water's WTWs will be further processed to produce a soil conditioner which can be recycled and sold to the agricultural industry and that any remaining amount will be incinerated. The recycling of treated sludge to agricultural land is controlled by an EU directive while incineration is controlled by licences issued by the EA. The sludge produced by Southern Water's WTWs amounts to 77,500 tonnes of dry solids per year.
   In the 2000 bathing season, under the EU Bathing Water Directive, the EA is testing 79 beaches in the Southern Water region. Under the directive, the EA takes at least 20 samples during the bathing water season (1 May to 30 September) at each identified bathing beach and compliance is assessed on the basis of tests for bacteria. Additional tests are carried out for 19 physicochemical parameters in addition to the bacterial test and on two occasions during each season the bathing water is tested for the presence or absence of enteroviruses. Results may be published and posted by district councils on the beaches concerned. In the 1999 bathing season, only 5 beaches out of 79 failed the compliance tests. Capital schemes are in progress to reduce the likelihood of failures in future years.

Investment Programme
In common with other WaSCs, Southern Water is to manage a substantial investment programme for the period 2000 to 2005, estimated to be of some (pound)1.1 billion. This programme is largely driven by the EU Bathing Water Directive, the Urban Waste Water Treatment Directive ("UWWTD"), a sludge strategy to deal with cessation of disposal at sea, the increase in the volume of sludge due to the UWWTD, and the expectation of more stringent environmental constraints relating to sludge disposal on land.
   The programme is dominated by completing the construction of 13 coastal WTWs as required by the EU Directives. There is also a substantial programme of improvements to a larger number of small inland wastewater treatment works. In addition, there are required regulations set by OFWAT, the Drinking Water Inspectorate and the EA to maintain and improve the security and quality of service provided.

18 Annual Report & Accounts/Form 20-F

These outputs include projects to address:
- above and below ground asset maintenance;
- water resources and security of water supply;
- reduced leakage and improved water pressure;
- drinking water quality;
- removal of flooding risk; and
- avoidance of storm overflows on combined sewers.

   Southern Water was granted implicit funding in the price determination, settled in 1999, via an allowed annual rate of return on the OFWAT estimate of investment of (pound)1.1 billion. Southern Water's investment programme has therefore essentially been `funded' up front. A key aspect of the group's business strategy is to seek to deliver all of the required regulatory outputs of the capital programme as efficiently as possible.

Thus
ScottishPower sold a minority (49.9%) stake in Thus, formerly Scottish Telecom, which was floated on the London Stock Exchange in November 1999.
   Thus remains a key partner in ScottishPower's activities. Prior to its flotation, the company restructured into three complementary areas of focus:
Internet and interactive services; data and telecommunications; and call centres targeting the UK-wide business market. Its services target some of the fastest growing areas within the telecommunications industry, including Internet access, web hosting and e-commerce enabling solutions.
   Thus is on track to achieve the fastest ever UK network roll out. This year, it expanded its fibre optic network by 40% to over 5,200 km. It also built presence and launched service in a further five cities, adding to its existing network in Scotland and London. The network makes use of two key new technologies. The first significantly increases the capacity of the fibre optic network and the second provides the ability to transmit voice, video and data using Internet Protocol over a single, integrated network platform at multiple and guaranteed levels of service.
   The company, whose operations include the Demon Internet and Scotland On-Line brands, had more than 200,000 paying dial-up Internet customers at the year end. It was independently recognised as the UK's largest host of websites, with almost 15,500 commercial web hosting customers.
   Thus will launch the next generation of Internet Protocol-based transmission services later this year and is also a key player in emerging access technologies such as high capacity Asymmetric Digital Subscriber Line (ADSL) service and Internet to mobile phone Wireless Application Protocol (WAP) services.

Other UK Businesses

Contracting Services
In 1999, following an extensive business review, the directors decided to dispose of the group's Contracting Services business.
   Discussions with potential purchasers are ongoing. An announcement on the future of the business is expected in the summer.

Technology
In 1999, following an extensive business review, the directors decided to dispose of the group's Technology business.
   Discussions with potential purchasers are ongoing. An announcement on the future of the business is expected in the summer.

Information Systems
In 2000, the directors decided to undertake a joint venture between the group's Information Systems Division and SAIC, a leading US computer services group. The 50-50 joint venture, called Calanais, will significantly reduce ScottishPower's Information Technology expenditure. In addition it will exploit the growing demand for IT expertise in the rapidly changing global utilities sector by seeking to develop external IT service business. It will also market expertise in business change and Internet enabling strategy aimed specifically at the utility sector.

19 Annual Report & Accounts/Form 20-F

Business Review -- UK Businesses

US Business - PacifiCorp

The Organisation
PacifiCorp is an electricity company in the United States and Australia. In the United States, PacifiCorp conducts its retail electric utility business as Pacific Power and Utah Power, and engages in power production and sales on a wholesale basis under the name PacifiCorp. PacifiCorp Group Holdings Company ("Holdings"), a wholly owned subsidiary of PacifiCorp, holds the stock of subsidiaries conducting businesses not regulated as domestic electric utilities. Holdings indirectly owns 100% of Powercor, the largest of the five electric distribution companies in Victoria, Australia.

US Domestic Electric Operations
Pacific Power and Utah Power provide electric service within their respective service territories. Power production, wholesale sales, fuel supply and administrative functions are managed on a co-ordinated basis.

Transition Plan
When the merger with PacifiCorp was completed, ScottishPower put in place a combined team of ScottishPower and PacifiCorp managers which undertook a detailed appraisal of the activities and processes of PacifiCorp and produced a Transition Plan which was published on 4 May 2000. Some 200 initiatives or changes have been identified which are expected to deliver, by the end of 2004, annual cost savings (from 1998 levels) of $300 million ((pound)190 million) in operating expenses and $250 million ((pound)156 million) in capital expenditure. In addition, the company intends to invest some $150 million ((pound)94 million) over the same period in training and new technology. PacifiCorp expects to reduce its work force company-wide by approximately 1,600 over the period, mainly through early retirement, voluntary severance and attrition.
   ScottishPower is determined to transform PacifiCorp into one of the 10 most efficient US investor-owned utilities by 2004. The Transition Plan will deliver improved services for customers, increased investment in communities and enhanced value for shareholders.
   A new management structure has also been established with key appointments from ScottishPower, PacifiCorp and also from well-known US companies.

Presentation of Financial Information on PacifiCorp
Financial information on PacifiCorp included within the Business Review below is presented in US dollars and UK sterling based on an exchange rate of $1.60 to (pound)1.00, being the closing rate on 31 March 2000.

Service Area
PacifiCorp serves approximately 1.5 million retail customers in service territories aggregating about 135,800 square miles in portions of six western states: Utah, Oregon, Wyoming, Washington, Idaho, and California. PacifiCorp's service area contains diversified industrial and agricultural economies. Principal industrial customers include oil and gas extraction, lumber and wood products, paper and allied products, chemicals, primary metals, mining companies, high technology, and agribusiness.
   The geographical distribution of PacifiCorp's retail electric operating revenues for the year ended 31 March 2000 was Utah, 38%; Oregon, 33%; Wyoming, 13%; Washington, 8%; Idaho, 6%; and California, 2%.

Customers
Electric utility revenues and energy sales for the year ended 31 March 2000 were $3,292.2 million ((pound)2,057.6 million) and 81,333 million kWh.
   PacifiCorp's service territory has complementary seasonal load patterns. In the western sector, customer demand peaks in the winter months due to space heating requirements. In the eastern sector, customer demand peaks in the summer when irrigation and cooling systems are heavily used. Many factors affect per customer consumption of electricity. For residential customers, within a given year, weather conditions are the dominant cause of usage variations from normal seasonal patterns. However, the price of electricity is also considered a significant factor.

Competition
During 2000, PacifiCorp continued to operate its electricity distribution and retail sales business as a regulated monopoly throughout most of its franchise service territories. However, PacifiCorp anticipates increasing competition, principally as a result of industry restructuring, deregulation and increased marketing by alternative energy suppliers.
   Beginning in April 1998, California retail electric energy sales have been subject to open market competition. PacifiCorp's provision of tariffed services in California will continue to be regulated while any competitive sales of electricity will be unregulated. The other states in PacifiCorp's service territory have, to varying degrees, examined retail competition and industry restructuring, but only Oregon has enacted comprehensive legislation. Generally, the other states are moving more slowly towards competition than was originally anticipated by PacifiCorp. PacifiCorp supports increased customer choice and will work to ensure that it takes place under terms and conditions that are equitable to all stakeholders.
   During July 1999, legislation was enacted in Oregon that requires competition for industrial and large commercial customers of both PacifiCorp and Portland General Electric by 1 October 2001. Residential customers will receive a portfolio of energy commodity rate options. The law generally exempts publicly-owned utilities and Idaho Power's Oregon service territory. The law authorises the Oregon Public Utility Commission (the "OPUC")

20 Annual Report & Accounts/Form 20-F
to make decisions on a variety of important issues, including the method for valuation of stranded costs/benefits, consumer protections, marketer certification, environmental issues, and competitive services. The legislation also calls for the establishment of a code-of-conduct for electric companies and their affiliates to protect consumers against anti-competitive practices. The legislation directs the investor-owned utilities to collect a 3% public benefit charge from all of its distribution customers. PacifiCorp is currently participating in the OPUC proceedings to establish the rules and procedures that will implement the new law.
   The Energy Policy Act, passed in 1992, opened wholesale competition to energy brokers, independent power producers and power marketers. In 1996, the Federal Energy Regulatory Commission (the "FERC") ordered all investor-owned utilities to allow others access to their transmission systems for wholesale power sales ("open access"). This access must be provided at the same price and terms the utilities would apply to their own wholesale customers. Competition is also influenced by availability and price of alternate energy sources and the general demand for electrical power.
   PacifiCorp has formulated strategies to meet these challenges. PacifiCorp is marketing power supply services to other utilities in the western United States, including dispatch assistance, daily system load monitoring, backup power, power storage and power marketing, and services to retail customers that encourage efficient use of energy. Effective 1 January 1998, the California Public Utilities Commission (the "CPUC") adopted rules regulating the non-tariffed sale of energy and energy products and services by utilities and their affiliates. The rules mandated a 10% rate reduction, which resulted in a $3.5 million ((pound)2.2 million) annual reduction in revenues. PacifiCorp has decided to refrain from marketing products and services to retail customers in California but intends to continue limited trading in the wholesale business, selling to utilities in California and marketers elsewhere in the western United States.

Power Supply
PacifiCorp's generating facilities are interconnected through its own transmission lines or by contract through the lines of others. Substantially all generating facilities and reservoirs located within the western states are managed on a co-ordinated basis to obtain maximum load carrying capability and efficiency.
   PacifiCorp's transmission system connects with other utilities in the Pacific Northwest having low-cost hydroelectric generation and with utilities in California and the southwestern United States having higher-cost, fossil-fuel generation. The transmission system is available for common use consistent with open access regulatory requirements. In periods of favourable hydroelectric generation conditions, PacifiCorp utilises lower-cost hydroelectric power to supply a greater portion of its load and sells its displaced higher-cost thermal generation to other utilities. In periods of less favourable hydroelectric generation conditions, PacifiCorp sells its excess thermal generation to utilities that are more dependent on hydroelectric generation than PacifiCorp. During the winter, PacifiCorp is able to purchase power from utilities in the southwestern United States, either for its own peak requirements or for resale to other regional utilities. During the summer, PacifiCorp is able to sell excess power to utilities in the southwestern United States to assist them in meeting their peak requirements. See "Wholesale Sales and Purchased Power". PacifiCorp owns or has interests in generating plants with an aggregate nameplate rating of 9,025 MW and plant net capability of 8,466 MW. See "Description of Property" (page 46). With its present generating facilities, under average water conditions, PacifiCorp expects that approximately 6% of its energy requirements for 2001 will be supplied by its hydroelectric plants and 64% by its thermal plants. The balance of 30% is expected to be obtained under long-term purchase contracts, and interchange and other purchase arrangements. During 2000, approximately 6% and 61% of PacifiCorp's energy requirements were supplied by its hydroelectric and thermal generation plants, respectively, and the remaining 33% by purchased power.
   PacifiCorp currently purchases 1,100 MW of firm capacity annually from the federal Bonneville Power Administration ("BPA") pursuant to a long-term agreement. The purchase amount declines to 925 MW annually beginning in July 2000, declining to 750 MW annually in July 2003 and again to 575 MW in July 2004 through August 2011. PacifiCorp's payment under this agreement for the twelve month period ended 31 March 2000 was $74 million ((pound)46.3 million). The agreement provides for the amount of the payment to decline proportionately as the amount of power purchased declines and also to change at the rate of change of BPA's average system cost. The next change to BPA's average system cost is expected to occur in 2001 and will be determined by BPA in future rate proceedings.
   Under the requirements of the Public Utility Regulatory Policies Act of 1978, PacifiCorp purchases the output of qualifying facilities constructed and operated by entities that are not public utilities. During 2000, PacifiCorp purchased an average of 101 MW from qualifying facilities, compared to an average of 98 MW in 1998.
   PacifiCorp plans and manages its capacity, energy purchases and energy resources based on critical water conditions. Under critical or better water conditions in the Pacific Northwest, PacifiCorp believes that it has adequate reserve generation capacity for its requirements.

Wholesale Sales and Purchased Power
Wholesale sales of power contribute significantly to total revenues even though PacifiCorp has scaled back wholesale sales from 1998 levels.

21 Annual Report & Accounts/Form 20-F

Business Review -- UK Businesses

PacifiCorp's wholesale sales complement its retail business and enhance the efficient use of its generating capacity. In the year ended 31 March 2000, PacifiCorp's wholesale revenues decreased 60% and its wholesale energy volume sold decreased 64% over the prior year. Wholesale revenues accounted for 42% of PacifiCorp's total energy sales and 32% of its total energy revenues in the year ended 31 March 2000. In addition to its base of thermal and hydroelectric generation assets, PacifiCorp utilises a mix of long-term and short-term firm power purchases and non-firm purchases to meet its load obligations and to make sales to other utilities. Long-term firm power purchases supplied 10% of PacifiCorp's total energy requirements in 2000. Short-term firm and non-firm power purchases supplied 22% of PacifiCorp's total energy requirements in 2000.
   In accordance with PacifiCorp's long-range integrated resource planning process, PacifiCorp considers various future demand and supply options for providing customers with reliable, low-cost energy services. See "Projected Demand."

Proposed Asset Additions and Dispositions
In July 1998, PacifiCorp announced its intention to sell its California electric distribution assets. On 15 July 1999, PacifiCorp signed a definitive agreement for the sale of the assets to Nor-Cal Electric Authority. The sale is expected to close during summer 2000.
   On 12 April 2000, PacifiCorp announced the closure of the Trail Mountain Mine in autumn 2001 after the lease is mined out. This will result in the eventual displacement of 200 employees. The mine is located in Central Utah and supplies fuel to the Hunter Plant. The fuel for the Hunter Plant will be provided by PacifiCorp's Deer Creek Mine and other Utah mines.
   Subsequent to the approval of these Accounts and prior to publication, PacifiCorp sold its 47.5% share in the 1,340 MW coal-fired Centralia Power Plant. PacifiCorp also sold the adjacent coal mine that it owned and operated.

Projected Demand
PacifiCorp continues to benefit from positive economic conditions in several portions of its service territory and retail energy sales for PacifiCorp have experienced compound annual growth of 2.0% since 1995. PacifiCorp is seeing a turnaround from the downturn in international economic conditions, particularly in the Far East and Japan, that negatively impacted PacifiCorp's service territories in the Pacific Northwest and many of the industries PacifiCorp serves. PacifiCorp is pursuing price increases in jurisdictions where it does not earn an appropriate rate of return and will seek operating efficiencies as outlined in the Transition Plan.
   For the periods 2001 to 2004, the average annual growth in retail kilowatt hour ("kWh") sales in PacifiCorp's franchise service territories is estimated to be about 1.4%. During this period, PacifiCorp may lose retail energy sales to other suppliers in connection with deregulation of the electric industry. As the electric industry evolves toward deregulation, PacifiCorp expects to have opportunities to sell any excess power in wholesale markets. PacifiCorp's actual results will be determined by a variety of factors, including the outcome of deregulation in the electric industry, economic and demographic growth, and competition.
   PacifiCorp's base of existing resources, in combination with the development of retail competition and the actions outlined in its integrated resource plan, are expected to be sufficient to meet load growth expectations through 2012. Actions outlined in PacifiCorp's integrated resource plan include promoting efficiency improvements by customers (demand-side management), efficiency improvements to existing generation, transmission and distribution systems, and other cost-effective resource acquisition opportunities that meet the future needs of PacifiCorp, including renewable resources.

22 Annual Report & Accounts/Form 20-F

Australian Electric Operations - Powercor

General
Powercor, an indirect, wholly owned subsidiary of Holdings, is the largest electricity distribution company ("Distribution Company") in Victoria, Australia, based on sales volume, revenues, geographic scope and number of customers. Powercor's principal business segments are its Distribution Business and its Supply Business. The Distribution Business consists of the distribution of electricity to approximately 570,000 customers within Powercor's distribution area, covering from the western suburbs of Melbourne to central and western Victoria. The Supply Business consists of the purchase of electricity from generators and the sale of such electricity to customers in Powercor's distribution service area and other parts of Victoria, New South Wales ("NSW"), the Australian Capital Territory ("ACT") and Queensland. Powercor's distribution service area covers approximately 57,900 square miles (64% of the total area of Victoria), has a population of approximately 1.5 million (32% of Victoria's population) and accounts for 26% of Victoria's Gross State Product. In 1999, Victoria accounted for approximately 25% of Australia's total population, approximately 32% of Australia's manufacturing industry output and approximately 26% of Australia's Gross Domestic Product, although it represents only approximately 3% of the total area of Australia.
   During January 2000, the directors decided to seek a buyer for Powercor. The disposal programme is proceeding to plan and a sale is expected to be concluded in the latter part of 2000.

Other Operations

Financial Services
PFS is a holding company principally engaged in holding investments in tax advantaged and leveraged lease assets (primarily aircraft). PFS made its last investment in aircraft or loans relating to aircraft in 1992.

   PFS has four Synfuel plants in the Birmingham, Alabama area which produce a synthetic coal fuel designed to qualify for tax credits under Section 29 of the Internal Revenue Code. The technology utilised by the plants is licensed from Covol Technologies, Inc.

US Competitive Energy Businesses
The Klamath Co-generation Project is a 484 MW natural gas-fired power plant under construction near Klamath Falls, Oregon. The City of Klamath Falls owns the plant and PacifiCorp Power Marketing, Inc. ("PPM"), a wholly owned subsidiary of Holdings, is under contract for management, operations and fuel supply. In addition, upon commercial operation, PPM will purchase 227 MW of output from the plant for resale to third parties and market on behalf of the City the remaining output to municipal and commercial buyers in the Pacific Northwest and northern California. Construction began in June 1999 and the plant has a planned commercial operation date of July 2001.

23 Annual Report & Accounts/Form 20-F

Business Review

Research and Development
The group supports research into development of the generation, transmission, distribution and supply of electricity and continually seeks more innovative and cost-effective methods of carrying out its water and wastewater activities. It also continues to contribute, on an industry-wide basis, towards the cost of research into electricity utilisation, distribution developments and water purification and wastewater treatment.
   In financial years 2000, 1999, and 1998 the group's expenditure on research and development was (pound)5.5 million, (pound)5.3 million and (pound)5.4 million, respectively.

Employees

UK Businesses
ScottishPower and its UK subsidiaries had 16,325 employees, as of 31 March 2000. A breakdown of the number of employees employed in the group's main businesses over the last five years is illustrated in Table 6.
   Approximately 45% of employees in the UK are union members, and 66% are covered by collective bargaining arrangements. This is a reduction by comparison with previous years. There are a number of different collective agreements in place throughout the group, reflecting differing market conditions in which the group's businesses operate. The directors believe that overall relations with employees are good.
   In the energy businesses, ongoing integration of Scottish and Manweb operations has been largely completed. The group continues to benchmark for further efficiencies and reduced costs, which will include ongoing reduction in manpower numbers. However, these reductions have been offset in 1999-00 by manpower growth within customer-facing businesses to gain new customers in the fully competitive market place.
   Within Southern Water, manpower efficiencies have been achieved and these will continue as the business is reorganised to focus on core activities, achieving operating improvements and taking better advantage of technological advancements.
   The other businesses, which include Appliance Retailing, electrical contracting, engineering consultancy, information systems and corporate services, have remained relatively stable in manpower numbers since 1997-98.

US Businesses
PacifiCorp and its subsidiaries had 8,832 employees on 31 March 2000. Of these employees, 7,681 were employed by PacifiCorp and its mining affiliates, 1,043 were employed by Powercor and 108 were employed by PPM, PFS and other subsidiaries.
   Approximately 55% of the employees of PacifiCorp and its mining affiliates are covered by union contracts, principally with the International Brotherhood of Electrical Workers, the Utility Workers Union of America and the United Mine Workers of America. Due to changes in Australian laws, information concerning union membership is no longer available to employers.
   In the directors' judgement, employee relations are satisfactory.

Equal Opportunity

UK Businesses
It is ScottishPower's policy to promote equality of opportunity in recruitment, employment continuity, training, and career development. To support the Policy Statement on Equal Opportunities, specific policies have been introduced on people with disabilities, on sex and race discrimination, and on harassment. In addition, career break schemes are available. ScottishPower is a Gold Card Member of the Employers' Forum on Disability, and also a member of the Employers' Forum on Age, the Equal Opportunities Commission Equality Exchange and the Women's Engineering Society. The latter aims to promote the study and practice of engineering among women.
   As part of the ongoing development and implementation of its equal opportunities strategy, the group has designed and implemented an Equality Framework, which is used to audit and undertake action plans on an annual basis. Equal opportunities strategy and specific courses have been developed and implemented during 1999-00.

US Businesses
PacifiCorp has an equal employment opportunity policy which reflects the company's belief that it can best achieve its objectives by effectively utilising the skills and abilities of a diverse workforce. Like the UK, the US has extensive anti-discrimination legislation enacted at federal, state and local laws which prohibit discrimination in employment for a variety of reasons including age and disability. As part of its employment opportunity policy, PacifiCorp has implemented and maintains a programme of `affirmative action' in order to effectively employ minorities.

Table 6 - Group Employees as at 31 March 2000
-----------------------------------------------------------------------------
Business                 2000        1999        1998        1997        1996
-----------------------------------------------------------------------------
Energy businesses       7,271       7,106       7,056       6,877       7,372
Southern Water          2,143       2,262       2,406       3,618           -
Telecoms                2,516       2,383       1,481         706         166
Other                   4,395       4,281       4,156       3,817       3,821
PacifiCorp              7,789           -           -           -           -
-----------------------------------------------------------------------------
Group total            24,114      16,032      15,099      15,018      11,359
=============================  ==========  ==========  ==========  ==========

24 Annual Report & Accounts/Form 20-F
and women in the workforce, and to encourage workforce diversity. This programme also covers Vietnam veterans and disabled persons/veterans. The programme also provides an effective means of complying with the periodic compliance reviews conducted by the United States Department of Labor.

Employee Consultation and Negotiation

UK Businesses
ScottishPower has employee consultation and communication arrangements to encourage the involvement and interest of employees in the UK group, and to develop an awareness of its business plans and objectives. These include divisional and local joint bodies, designed to provide regular discussions between management and staff representatives, and local annual conferences. The UK group's executive and managing directors and the recognised trade unions meet informally twice a year to discuss aspects of the business.
   Divisional and business bargaining arrangements have been established to facilitate the development of terms and conditions of employment tailored to the diverse needs of the business and, through this, to provide employees with a greater involvement in local employment matters.

US Businesses
PacifiCorp has a sound track record of positive employee and trade union relationships. The industrial relations scenario has traditionally been one of stability built on cordial but business-like relationships with trade unions and their workplace representatives. This has provided a foundation on which to develop constructive discussions with the trade unions on the changes which will be necessary for PacifiCorp to achieve top 10 investor-owned utility status by the end of 2004. The importance which ScottishPower has attached to trade union participation and involvement in change programmes has been made clear to the PacifiCorp trade unions and this has been underscored recently by the establishment of regular liaison meetings between the PacifiCorp CEO and senior union officials to exchange views and ensure effective joint communication and consultation on matters of common interest. These events are attended periodically by the ScottishPower group Chief Executive. In addition, considerable work has been undertaken to ensure that sound negotiating platforms are developed with the trade unions which will serve as the basis for future dialogues on the forthcoming change programmes.

Health and Safety

UK Businesses
ScottishPower's safety strategy is based on a system of corporate determination of strategy, policy and auditing standards, with devolved responsibility for implementation and active leadership from the highest levels.
   The UK group continues to manage its operations throughout the organisation to the highest health and safety standards, in the interests of staff, customers and members of the public.
   The UK group has a well-established occupational health service and lifestyle health care programme. The employees therefore benefit from some of the best occupational health facilities in the United Kingdom.

US Businesses
PacifiCorp has a safety strategy that focuses on the safety of its employees, customers and members of the public through the utilisation of sound safety policies and practices. The commitment of PacifiCorp to strengthen yet further the safety of its operations is evident in the creation of a new position of Director of Corporate Safety in the new organisation.
   PacifiCorp is also fully committed to the health and well-being of its employees. PacifiCorp staff enjoy an excellent benefits package to ensure that they are cared for in all aspects of health care both during employment and, if they so wish, in retirement.

Charitable and Political Donations
During the financial year donations made by ScottishPower and its UK subsidiaries for charitable purposes totalled (pound)608,882.
   Benchmarking studies recently completed across the ScottishPower and its UK subsidiaries have identified over (pound)5 million of community support activity comprising charitable donations, community investment and commercial initiatives. This support is given in cash, through staff time and in-kind donations.
   In addition, in February 2000, PacifiCorp made a contribution of $5 million ((pound)3.1 million) to the PacifiCorp Foundation, a body established in 1988 as the major channel for philanthropy for PacifiCorp and its subsidiaries.
   There were no contributions for political purposes.

25 Annual Report & Accounts/Form 20-F

Business Review -- UK Business Regulation

UK Energy Business

Structure of the Electricity Industry in the United Kingdom
The UK electricity industry, which was restructured in March 1990 to introduce competition into the generation and supply of electricity, consists of the following activities:

Generation
The production of electricity at power stations.

Transmission
The bulk transfer of electricity across a high voltage transmission system.

Distribution
The transfer of electricity from the high voltage transmission system and its delivery, across local low voltage distribution systems, to customers.

Supply
The bulk purchase of electricity by suppliers and its sale to customers, with the associated customer service activities, including sales and marketing, billing and income collection.
   The UK has three distinct geographical systems: Scotland, England & Wales, and Northern Ireland, each with a different commercial framework. The Scottish system and the English and Welsh systems are interconnected, and an agreement has been reached for the construction of a link between Scotland and Northern Ireland.
   In each of Scotland and England & Wales, the electricity industry is regulated under the Electricity Act 1989 (the "Electricity Act") by the Secretary of State for Scotland or the Secretary of State for Trade and Industry, as applicable (collectively, the "Secretary of State"), and by the Director General of Electricity Supply (the "DGES"). See "Regulation of the Electricity Industry" (page 27).

Electricity Industry Structure in Scotland
The electricity industry in Scotland is principally composed of two vertically integrated companies, ScottishPower and Scottish & Southern, each generating, transmitting, distributing and supplying electricity within their respective authorised areas. A third, British Energy, is primarily a generator, selling all the electricity it generates at its two nuclear power stations in Scotland to ScottishPower and Scottish & Southern under the Nuclear Energy Agreement (the "NEA"). In addition there are a number of other companies supplying electricity competitively to customers in Scotland, of which the most significant is British Gas Trading.
   The companies are also obliged to sell wholesale electricity on request to second-tier suppliers in Scotland at a price which is capped at the England & Wales Pool price. This arrangement is currently being reviewed by the DGES, together with the arrangements for access to the interconnector, the restructuring contracts, and other aspects of the market in Scotland, with the objective of promoting competition and aligning the trading arrangements in Scotland with the new arrangements being developed in England & Wales. See "Electricity Industry Structure in England & Wales - Generation" (page 27).
   Generation - ScottishPower and Scottish & Southern generate electricity from their own portfolios of power stations. In addition, the companies are obliged, under the NEA, to purchase the entire output from British Energy. A number of further contractual relationships exist between the two companies, which involve the sharing of coal-fired, dual oil and gas-fired and conventional hydro-generating capacity, by allocating part of the capacity of certain generating stations operated by one company to the other company. See "Generation - Generation Portfolio" (page 12) for further discussion of these contractual arrangements. Currently, there exists a surplus of generating capacity in Scotland which enables the companies to sell electricity to England & Wales through the interconnector. The quantity of these sales is set to increase as the current transmission constraints are reduced.
   Transmission - The transmission systems of ScottishPower and Scottish & Southern are each made up of a network comprised of overhead lines, underground cables and associated equipment, operating at either 275 kV or 132 kV and, in the case of ScottishPower, 400 kV. This network connects the generating stations and distribution entry points operating at, or below, 33 kV. ScottishPower's transmission system is connected to the National Grid in England & Wales by the interconnector. Both companies have access to this link which enables the companies to export and import electricity from England & Wales. The available capacity of the interconnector at any time depends on a number of variable factors (e.g., the secure thermal rating of the interconnector circuits and the pattern of scheduled generation on either side of the border). In 1999-00, the average capacity on the interconnector was 1,392 MW.
   Distribution - The distribution systems are each made up of a network of overhead lines and underground cables, operating at voltages ranging from 33 kV to 0.23 kV. The distribution voltages and equipment used are determined by end users' requirements and their location and by the relative economics of transferring electricity at different voltages. To ensure competition in the Generation and Supply activities, the companies are required to provide open access to their transmission and distribution networks on a non-discriminatory basis.
   Supply - The supply businesses of ScottishPower and Scottish & Southern purchase electricity primarily from their own respective generation businesses, for sale to customers both within their first-tier home areas and in each other's area. Other second-tier suppliers generally purchase their electricity either from ScottishPower or Scottish & Southern at a price

26 Annual Report & Accounts/Form 20-F
which is currently capped at the England & Wales Pool price, but may also purchase electricity from independent generators or across the interconnector from the England & Wales Pool.

Electricity Industry Structure in England & Wales
In England & Wales, electricity is produced by generators, the largest of which are National Power, PowerGen, British Energy, TXU Europe and Edison Mission. Electricity is transmitted through the National Grid transmission system by National Grid Company ("NGC") and distributed by the 12 Regional Electricity Companies ("RECs"), one of which is Manweb, in their respective authorised areas. Most customers are currently supplied with electricity by their local REC, although there are other suppliers holding second-tier supply licences, including other generators and RECs, who can also compete to supply customers.
   Generation - Currently virtually all electricity generated in England & Wales is sold by generators and bought by suppliers through the Pool. The Pool was established at the time of privatisation for bulk trading of electricity in England & Wales between generators and suppliers. As discussed above, ScottishPower and Scottish & Southern can participate in the Pool by exporting electricity to or importing electricity from England & Wales via the interconnector.
   Prices for wholesale electricity sales are set by the Pool daily for each half hour of the following day, based on the bids of the generators and a complex set of calculations matching supply and demand and taking account of system stability, security and other costs. Because Pool prices tend to be volatile and difficult to predict, generators and suppliers often enter into bilateral arrangements, such as contracts for differences, to provide a degree of protection against such fluctuations.
   In October 1997, HM Government requested the DGES to review the wholesale trading arrangements in England & Wales. Following an extensive period of consultation, the DGES issued proposals in July 1998 to replace the Pool with market-based arrangements more akin to those in commodity markets, comprising a three-tier trading system: a forward and futures market, a short-term bilateral market, and a balancing mechanism with a settlement process for imbalances.
   The proposed arrangements will remove the single Pool price at which all generation in any half hour is presently bought and sold. Instead, all generators will have to find buyers for their output by offering them competitive prices, and all suppliers will need to contract with generators to purchase sufficient electricity to meet their customers' demand. Imbalances between actual and contracted positions will be settled through the balancing mechanism. The pay-as-bid and balancing process will expose market participants to the costs and consequences of their actions, and thus lead to more cost-reflective prices and more effective management of risk. It is planned to introduce the new trading arrangements in October 2000.
   Transmission - NGC owns and operates the high voltage 275 kV and 400 kV electricity transmission system in England & Wales, also known as the National Grid. NGC has a statutory duty to operate a non-discriminatory policy, both in the day-to-day administration of the system and in the provision of access to the transmission network.
   Distribution - The distribution businesses of the RECs operate and maintain the assets which carry power from grid supply points to individual customers within their service areas. This involves a network of overhead lines, underground cables, switches and transformers operating at voltages ranging from 132 kV down to 0.23 kV in residential premises. To ensure competition in the supply business, the RECs are required to provide open access to their distribution networks on a non-discriminatory basis.
   Supply - The supply business covers the bulk purchase of electricity through the Pool and the selling on to customers. RECs can supply customers within their home areas and holders of second-tier licences, subject to meeting certain requirements, can supply any customer. Second-tier licences are held by all the RECs, National Power, PowerGen, British Energy, ScottishPower, Scottish & Southern, British Gas Trading and some other new suppliers.


UK Electricity Business

Regulation of the Electricity Industry

Introduction
The UK electricity industry is regulated under the provisions of the Electricity Act 1989 and is anticipated also to be subject to the provisions of the Utilities Bill introduced in draft form to Parliament in January 2000 and targeted for implementation in final form in July 2000. The Electricity Act provided the basis for the restructuring of the electricity supply industry ("ESI") in England & Wales and in Scotland in 1990, including the introduction of price regulation for transmission and distribution and of competition in supply and generation.
   Whereas US state regulatory commissions generally have jurisdiction over mergers, acquisitions and the sale of utility assets, the UK government, as a way to maintain control over ScottishPower and certain of its subsidiaries, required the issuance of a "Golden Share". The Golden Share only affects the corporate control transactions at the registered holding company level and has no effect on PacifiCorp.

Regulation of the ESI
The Electricity Act provided for the appointment of the DGES by the Secretary of State for Trade and Industry. The DGES holds office for renewable periods of five years and is the head of Ofgem, which is the combined department into which the

27 Annual Report & Accounts/Form 20-F

Business Review -- UK Business Regulation

previously regulated functions of OFGAS and OFFER were merged. Under the Electricity Act, the Secretary of State and the DGES are required to exercise their respective functions in the manner best calculated to achieve various objectives, including securing that all reasonable demands for electricity are satisfied; securing that licence holders are able to finance the carrying on of the activities for which they are authorised by their licences; and promoting competition in the generation and supply of electricity. Subject to these duties, the Secretary of State and the DGES have a number of other duties, including protecting the interests of consumers of electricity.
   The DGES exercises, concurrently with the Director General of Fair Trading, certain functions relating to monopoly situations in the generation, transmission, distribution or supply of electricity under the Fair Trading Act 1973 and certain functions relating to anti-competitive conduct under the Competition Act 1980 and the Competition Act 1998.

The Licensing Regime
The Electricity Act prohibits the generation, transmission or supply of electricity to any premises unless authorised by a licence or exemption. Licences are granted for generation, transmission, public electricity supply by a PES and second-tier supply.
   Under the electricity regime, England & Wales was divided into 12 PES franchise areas, and Scotland into two additional PES franchise areas, for the purposes of electricity supply and distribution.
   Each of the 14 PES licences permits its holder to supply electricity to any premises within its home area (first-tier licence). Electricity suppliers which are not the PES licence holder for that home area are known as second-tier suppliers and have second-tier supply licences (second-tier licence).
   Each PES licensee distributes electricity for second-tier suppliers whose customers are within that PES licensee's authorised area, as well as for its own supply business. Charges for distribution are made to the PES licensee's own supply businesses or to second-tier suppliers as appropriate. Each PES licence prohibits discrimination between its own supply business and other users of its distribution system.
   Each PES licensee is required, among other duties, to develop and maintain an efficient, co-ordinated and economical system of electricity distribution and supply and to offer terms for connection to, and use of, its distribution system on a non-discriminatory basis. In particular, a PES licensee may not discriminate in favour of its own first- or second-tier supply businesses.
   Each PES licence requires the PES licensee to plan and develop its distribution system to a standard not less than that previously applicable within the nationalised electricity supply industry and to report annually to the DGES giving details of the performance of the licensee in maintaining distribution security, availability and quality of service during the previous financial year. ScottishPower is licensed under the Electricity Act to generate electricity, transmit electricity within its authorised transmission area, and distribute and supply electricity within its authorised supply area. This licence (a "Composite Licence") regulates each of its generation, transmission, distribution and supply businesses and certain other related aspects of its activities. In addition, it has second-tier licences which authorise it to supply electricity to customers located outside its authorised supply area.
   Manweb is licensed under the Electricity Act to distribute and supply electricity within its authorised supply area pursuant to its PES licence. Manweb also holds three second-tier licences which authorise it to supply electricity to users located in the authorised areas of other PESs, in England & Wales, Scotland and Northern Ireland respectively. Prior to September 1998, PESs were the only suppliers authorised to supply electricity to franchise customers (being customers with a maximum demand of less than 0.1 MW) in their respective home areas. Starting from September 1998, each PES was, at the direction of the DGES, to open its home area to competition from other suppliers holding second-tier licences. The scope of the second-tier licences was extended correspondingly at the direction of the DGES. This process was completed in May 1999.
   In addition, in order for a second-tier licence holder to supply a "designated customer" (being a residential customer or a customer requiring less than 12,000 kWh per year) in the home area of a PES, the second-tier licence holder must issue a designated supply notice to Ofgem, and have its codes of practice (statements of intent about how the supplier will interact with customers) approved by Ofgem.

Modification of Licences
The DGES is responsible for monitoring compliance with the conditions of licences and, where necessary, enforcing them through procedures laid down in the Electricity Act. Licence conditions may be modified, either in accordance with the terms of the relevant licences or in accordance with the procedures laid down in the Electricity Act.
   Under the Electricity Act, the DGES may modify a licence condition with the agreement of the licence holders after due notice, public consultation, and consideration of any representations or objections. In the absence of agreement, the only means by which the DGES can secure a modification is following a modification reference to the Competition Commission and in the circumstances set out below. A modification reference requires the Competition Commission to investigate and report on whether matters specified in the reference relating to the generation, transmission or supply of electricity in pursuance of a licence operate, or may be expected to operate, against the public interest; and, if so, whether the adverse public

28 Annual Report & Accounts/Form 20-F
interest effect of these factors could be remedied or prevented by modification of the conditions of the licence. In determining whether any particular matter operates, or may be expected to operate, against the public interest, the Competition Commission is to have regard to the matters in relation to which duties are imposed on the Secretary of State and the DGES.
   If there is an adverse finding, the Competition Commission's report will state whether any adverse effects on the public interest could be remedied or prevented by modification of the licence conditions. If the Competition Commission so concludes, the DGES must then make such modifications to the licence as appear to him requisite for the purpose of remedying or preventing the adverse effects specified in the report, after giving due notice and consideration to any representations and objections. The Secretary of State has the power to veto any modification reference.
   Modifications to licence conditions may also be made in consequence of a monopoly or merger reference under the Fair Trading Act 1973 or a reference under the Competition Act 1998.
   ScottishPower's acquisition of Manweb in 1995 and of Southern Water in 1996 involved ScottishPower giving assurances to the Secretary of State to modify Manweb's PES Licence and ScottishPower's Composite Licence (and Southern Water Services' Water Appointment).
   ScottishPower's merger with PacifiCorp in 1999 also involved ScottishPower giving undertakings to the Secretary of State to agree to modifications to its Composite Licence.

Term and Revocation of Licences
ScottishPower's Composite Licence and Manweb's PES Licence continue until terminated by not less than 25 years' notice given by the Secretary of State.
   ScottishPower's and Manweb's second-tier licences for England & Wales continue until terminated by not less than 25 years' notice given by the Secretary of State on or after 19 November 2000 and 1 April 2001 respectively.
   ScottishPower's and Manweb's second-tier licences for Scotland continue until terminated by not less than 25 years' notice given by the Secretary of State on or after 30 March 2000 and 1 July 2004 respectively.
   Licences under the Electricity Act may be revoked in certain circumstances specified in the licences, such as the insolvency of the licensee or the licensee's failure to comply with an enforcement order made by the DGES. In addition, the Secretary of State for Trade and Industry may revoke each of ScottishPower's generation, transmission and PES licences if ScottishPower ceases to carry on the activities authorised by the respective licence.

Principal Conditions of ScottishPower's Composite Licence and Manweb's PES
Licence
ScottishPower's Composite Licence and Manweb's PES Licence require ScottishPower and Manweb respectively to prepare and publish separate accounts, including on a current cost accounting basis, for each of ScottishPower's generation, transmission, distribution and supply businesses (first and second-tier and wholesaling business) and Manweb's distribution and supply businesses.
   It is a further licence requirement that none of ScottishPower's nor of Manweb's businesses gives any cross-subsidy to, or receives any cross-subsidy from, any of ScottishPower's or Manweb's other businesses, whether regulated by the Composite Licence or not.
   A number of Composite Licence and PES Licence conditions require ScottishPower and Manweb, respectively, to be party to certain agreements or codes which affect their operational activities: for example, the Grid Code, which includes provisions governing the technical aspects of connections to, and the operation of, the transmission systems. Each PES licensee must also draw up, implement and comply with a Distribution Code, which interacts with the Grid Code and specifies technical requirements for connection to, and the operation and use of, its distribution system; and Codes of Practice on customer relations, which require the approval of the DGES. There are also Electricity Supply Regulations and certain performance standards determined by the DGES which must be complied with.
   The modifications made upon the acquisition of Manweb were designed to address the fact that, as a result of the acquisition, Manweb became a subsidiary of ScottishPower. Broadly, the modifications were designed to ring-fence Manweb's regulated businesses (distribution, supply and second-tier supply) from its non-regulated businesses and from ScottishPower's other businesses; to impose certain information reporting requirements on Manweb and ScottishPower to assist the DGES in his ability to carry out his regulatory functions; and to address the fact that ScottishPower and Manweb are both electricity companies.
   As a condition for regulatory clearance of ScottishPower's acquisition of Southern Water, ScottishPower gave assurances to the Secretary of State that it would not operate any new business which is not regulated under the Electricity Act and whose annual turnover accounts for more than 5% of ScottishPower's aggregate annual turnover excluding all subsidiaries, other than as a subsidiary company; ensure that ScottishPower had sufficient management and financial resources to fulfil its obligations to enable the introduction of competition in supply for all customers in its home area; and agree to appropriate modifications to Southern Water's licence.
   The undertakings given to the Secretary of State by ScottishPower as a condition for regulatory clearance for its merger with PacifiCorp were aimed principally at ensuring that ScottishPower's UK businesses would not be impacted financially by the merger. The principal undertakings were therefore that the holding company established


29  Annual Report & Accounts/Form 20-F
as a result of the merger would restructure its business in Great Britain as soon as is reasonably practicable, and in any event before April 2002, so as to place generation and any non-electricity activities in separate group companies from the remaining electricity activities; that following restructuring a financial ring-fence will be placed around the PES and transmission businesses of ScottishPower, on similar terms to the standard ring-fence developed by the DGES; and that ScottishPower will ensure that the DGES will continue to have access to the information which he needs to carry out his duties.

Price Controls
The primary objective of the regulation of the UK electricity industry is the promotion of competition while ensuring that demand can be met and companies are able to finance their regulated activities. However, it is recognised that the development of competitive markets is not appropriate in some areas, such as in the transmission and distribution of electricity, and that in other areas it will take time to develop, as in the supply of electricity. In these areas, regulatory controls are deemed necessary to protect customers in a monopoly market (by determining inflation-limited price caps) and to encourage efficiency.
   ScottishPower and Manweb's businesses are subject to price controls (or revenue controls in the case of the transmission business) which restrict the average amount, or total amount, charged for a bundle of services. Since 1995, regulation has tended to restrict price increases to customers to levels below the increase in the retail price index, through a formula expressed as RPI - X.
   The rationale behind the use of the RPI - X formula is that companies are motivated, during the period of the price control, to maximise efficiencies, knowing that they can retain any element of overperformance for their shareholders. The price caps are expressed in terms of an RPI - X constraint on charges, where RPI represents the annual percentage change in the UK's retail price index, and X may be any number determined by the DGES. The X factor is used to reflect expected efficiency gains and investment requirements. For example, where RPI is running at 3% and X is 2%, a company would be able to increase the average charge for a bundle of services by 1% per annum.
   Since the controls are forward looking (i.e. are based on forecasts), and are designed to achieve an allowed rate of return (equal to the cost of capital) for the business, correction factors are also required to adjust tariffs in subsequent years to allow for any over or under recovery of revenues and ensure that the allowed revenue is achieved over the period of the control.
   The DGES from time to time reviews the price cap formulae applicable to the transmission, distribution and supply businesses.
   ScottishPower and Manweb participate in reviews of price caps applicable to them by submitting to Ofgem their view of what reasonable efficiency gains and future investment requirements should be built into the determination of the revised price control.
   As with any modification to licence conditions, the DGES must undertake a consultation exercise, inviting comments from PES licensees and third parties, before modifying licences to incorporate new price controls. As described above under "The Licensing Regime-Modification of Licences" (page 28), licence conditions may be modified, either with the consent of the licensee or, in the absence of consent, following a modification reference to the Competition Commission. The Competition Commission is an independent body whose statutory duty is to determine whether the matters specified in a reference to it operate, or may be expected to operate, against the public interest; and, if so, whether the adverse public interest effect of those factors could be remedied or prevented by modification of the conditions of the licence.
   Through participation in, and the submission of evidence to, these price control reviews and, where necessary, through the Competition Commission modification process described above, companies have the opportunity to comment on and seek to influence the final outcome of any price control review.

ScottishPower Transmission Price Control
The maximum transmission revenue that ScottishPower is permitted to earn in any financial year is limited by an RPI - X constraint. In December 1999, the DGES announced a revised transmission price control for ScottishPower, to take effect from 1 April 2000 and to run for five years. The new control has reduced revenue by 6% from 1 April 2000 and has set the X value at 0 from 1 April 2001 to 31 March 2005.

Distribution Price Control
The maximum distribution revenue is calculated from a formula that is based on customer numbers as well as units distributed. In December 1999, the DGES announced revised distribution price controls for ScottishPower and Manweb, to take effect from 1 April 2000 and to run for five years. The new controls reduced prices for ScottishPower by 13% and for Manweb by 21% from 1 April 2000, both of these including cost transfers from distribution to supply. The X value for both ScottishPower and Manweb is set at 3 from 1 April 2001 to 31 March 2005.
   During the period of the revised distribution price control, the DGES will be carrying out a project aimed at ensuring that revenues and outputs of the business are more closely matched and meet customers' expectations. This will require an examination of the appropriate information and incentives, and is expected to lead to a refinement of the price controls to place less emphasis on periodic reviews and more emphasis on continuous performance comparisons between companies. From April 2002, following completion


30  Annual Report & Accounts/Form 20-F
of the project, it is anticipated that companies' revenues could be adjusted by up to 2% to reflect better or worse than average performance.

Supply Price Control
All customers are now subject to competitive supply, although certain smaller customers remain protected. In December 1999, the DGES announced revised supply price controls for ScottishPower and Manweb, to take effect from 1 April 2000 and run for two years. These controls operate as maximum restraints on tariffs and are confined to the two major tariffs for residential customers. All non-residential customers have now been removed from the constraints.
   The revised price restraints from April 2000 have been designed by the DGES to complement, rather than seek to replace, the development of the competitive market. They are designed to leave scope for competing suppliers to offer prices below the levels implied by the constraints and to encourage the retention and new entry of competing suppliers.
   The controls reduce the two major residential tariffs for ScottishPower from 1 April 2000 by 3.3% and 0.8%, and those for Manweb by 6.7% and 0.3%. In the second year of the controls, maximum prices for residential customers on these tariffs for both ScottishPower and Manweb are required to remain at their nominal levels.

Separation of Businesses
Following the sale by some RECs of their supply businesses and the review of PES price controls, the DGES proposed licence modifications in December 1999 which require all information provided to the distribution business of each PES by other suppliers to be treated as confidential, other than in limited circumstances, and as a result, the managerial, operational, and informational separation of the distribution business from the supply and other businesses of the PES. In addition, a Compliance Officer must be appointed to monitor the separation of these businesses. For a limited period the DGES will grant a derogation from the separation requirements while separation is being implemented.
   In order to comply with the separation requirements of these licence modifications, which have been accepted by ScottishPower and Manweb, any sharing of services, systems, premises, personnel, etc., by Power Systems with other businesses of ScottishPower must not involve any cross-subsidy, or distort or prevent competition in generation or supply, and must also be the most efficient and economic obtainable. In addition, Power Systems will not be able to share the same identity as the supply or other businesses of ScottishPower. The DGES has granted derogations to ScottishPower and Manweb until April 2002 to allow time for these requirements to be met, and a further derogation, which will lapse only in certain limited circumstances, to allow the two distribution businesses of ScottishPower and Manweb to be managed and operated jointly.
   Similar separation licence modifications have also been proposed in relation to the transmission businesses of ScottishPower and Scottish & Southern, in order to support compliance with the EU Directive (EC96/92) on the liberalisation of the internal electricity market in the European Union, in particular, the requirement that in vertically integrated companies the transmission system operator is separate at least in management terms from the company's other electricity activities. These licence modifications impose the same confidentiality and separation obligations on the transmission business as apply to PES distribution businesses, and also require the appointment of a Managing Director for the transmission business who is not a member of the company's Board. As for distribution, the DGES will grant derogations to allow time for implementation of the separation requirements and to allow the transmission and distribution businesses to be managed and operated jointly.


31  Annual Report & Accounts/Form 20-F

UK Gas Business

Structure of the Gas Industry in the United Kingdom
The UK gas industry, which was privatised in 1986, has the following major components:

Beach Terminals
Gas is transported from offshore fields on the UK Continental Shelf to one of seven beach terminals where it is processed before being fed into the onshore transportation system.

The Onshore Transportation System
The onshore transportation system, most of which is owned and operated by Transco, the transportation arm of BG plc, and the rest by other public gas transporters, conveys gas from the beach terminals to consumers. The system consists of a high pressure National Transmission System and 13 lower pressure Local Distribution Zones, and is interconnected with the gas transportation systems of continental Europe, Northern Ireland and the Republic of Ireland.

Gas Storage Facilities
Storage capacities are largely used to balance supply and demand over time. Major facilities are used to balance seasonal variations in demand while diurnal storage capacities provide flexibility in meeting changing gas demand on a daily basis.
   Competition in storage has been introduced progressively since 1998 through the auction of major storage capacity owned by Transco and the provision of new capacity by independent operators.

Gas Shippers
Gas shippers contract with public gas transporters to have gas transported between the beach terminal and the point of supply. Gas shippers can also access storage facilities.

Supply
Suppliers purchase gas to deliver to their customers by contracting with producers. Suppliers who do not also hold a shipper's licence pay gas shippers to have the gas transported from the beach terminal through a public gas transporter's system to the customer. Larger industrial and commercial customers, with annual demands exceeding 2,500 therms, have been able to choose their gas supplier for a number of years and competition is well developed in this market. The residential market was opened to competition progressively commencing in April 1996 and completed in May 1998.
   In each of Scotland and England & Wales, the gas industry is regulated under the Gas Act 1995 by the Secretary of State for Trade and Industry, and by the Director General of Gas Supply (the "DGGS").

Regulation of the Gas Industry
The two main Acts relating to the regulation of the gas industry in Scotland and England & Wales are the Gas Act 1986 and the Gas Act 1995. The Gas Act 1986 provided for the privatisation of the industry and for the establishment of the post-privatisation structure. It established the industry's regulatory regime, creating OFGAS, with the DGGS as its head. The DGGS holds office for renewable periods of five years and is the head of Ofgem, which is the combined department into which the previously regulated functions of OFGAS and OFFER were merged. The 1995 Act amended the 1986 Act and introduced the framework necessary for the introduction of residential competition.
   The DGGS and the Secretary of State are required to exercise their powers in the manner best calculated to ensure that all gas which is reasonably demanded by consumers is supplied; ensure that licence-holders are able to finance their authorised activities; and secure effective competition in gas supply.
   The DGGS exercises, concurrently with the Director General of Fair Trading, certain functions relating to monopoly situations in the conveyance or supply of gas under the Fair Trading Act 1973 and certain functions relating to anti-competitive conduct under the Competition Act 1980 and the Competition Act 1998.

The Licensing Regime
The DGGS is responsible for granting new licences or licence extensions. The 1995 Act allows for the licensing of three separate activities - public gas transporter, shipper and supplier. ScottishPower is licensed to carry out each of these activities. The DGGS also has powers to modify licence conditions, on a similar basis to the regime for electricity.


32  Annual Report & Accounts/Form 20-F

UK Water Business

Structure of the Water Industry in the United Kingdom
Prior to privatisation of the water industry, the provision of water supply and wastewater services in England & Wales was split between 29 statutory water companies, each incorporated by separate Acts of Parliament which could only supply water, and 10 water authorities established under the Water Act 1973 which could provide both water and wastewater services. Pursuant to the Water Act 1989 (the "WA 1989"), the functions of each water authority relating to water supply (except in areas where these functions were carried out through statutory water companies) and the provision of wastewater services were transferred on 1 September 1989 to a WaSC. At privatisation, certain of the water authorities' other functions, including pollution control, water resource management, fisheries, flood protection and alleviation, and land drainage were transferred to the National Rivers Authority (the "NRA"). See "Environmental Regulation-Water" (page 39) for further discussion.
   The relevant provisions of the WA 1989 were consolidated with other functional legislative provisions into the Water Industry Act of 1991 ("WIA 1991"). This provides that each company engaged in public water supply or wastewater services must be licensed by the Secretary of State for the Environment or by the Director General of Water Services (the "DGWS"), in accordance with a general authorisation given by the Secretary of State for the Environment.

Competition
Southern Water welcomes the further opening of the industry to competition. However the latest move, designed to clear the way for companies to use each other's infrastructure to supply water and wastewater services, remains extremely complex.
   Southern Water is already looking at ways in which it might be able to expand its own customer base and business, but any expansion of the business or use of its network by others must not compromise customers' health and safety, standards of service, or the environment.


Regulation of the Water Industry

Introduction
The UK Water Industry is principally regulated under the provisions of the WIA 1991 and the Water Resources Act 1991. WIA 1991 consolidates enactments relating to the supply of water and the provision of wastewater services, including the WA 1989 and other enactments. WA 1989 provided for the privatisation process itself and set up the post-privatisation structure and regulation of the industry.
   The WA 1989 (now WIA 1991) provided for the appointment by the Secretary of State for the Environment of an industry regulator, the DGWS. The DGWS holds office for renewable periods of five years, and is the head of OFWAT and its staff of administrators, economists and accountants.
   The EA regulates discharges by water companies into rivers and coastal waters and the abstraction of water from rivers and ground water. The Drinking Water Inspectorate regulates the quality of drinking water in accordance with EU standards.
   Under WIA 1991, the DGWS and the Secretary of State for the Environment must exercise or perform their duties in the manner best calculated to secure that the functions of a water undertaker and of a sewerage undertaker are properly carried out as respects every area of England & Wales; and ensure that companies holding Appointments are able (in particular, by securing reasonable returns on their capital) to finance the proper carrying out of their functions.
   These powers and duties are also to be exercised in a manner best calculated to ensure that the interests of the customer in relation to the fixing and the recovery of charges are protected; and, in particular, to ensure that the interests of customers and potential customers in rural areas are so protected; that no undue preference is shown; and that there is no undue discrimination in the fixing of those charges.
   The DGWS and the Secretary of State for the Environment are also under a duty to ensure that the interests of customers are protected as respects benefits that could be secured for them by applying a share of the proceeds of any disposals of a WaSC's land in future reviews.
   The DGWS exercises, concurrently with the Director General of Fair Trading, certain functions relating to monopoly situations in the supply of water or the provision of wastewater services under the Fair Trading Act 1973, and certain functions relating to anti-competitive conduct in connection with the supply of water or securing a supply of water or with the provision of, or securing of, wastewater services under the Competition Act 1980 and the Competition Act 1998.

Duties of Water Undertakers
Under WIA 1991, each water undertaker is under a general duty to develop and maintain an efficient and economical system of water supply within its licence area. It must also ensure that all such arrangements have been made for providing supplies of water to premises in its licence area, for making such supplies available to people who demand them, and for maintaining, improving and extending its mains and other pipes, as are necessary to enable it to meet its water supply obligations under the Act.

Duties of Sewerage Undertakers
Under WIA 1991, each sewerage undertaker is under a general duty to provide, improve and extend such a system of public sewers and to cleanse and maintain these sewers to ensure that its sewerage region is effectively drained.


33  Annual Report & Accounts/Form 20-F

Sewerage undertakers are required to make provision for the emptying of sewers and whatever further arrangements are necessary from time to time for effectively dealing with the contents of sewers. In addition, discharges from wastewater treatment works must be consented to by the Environment Agency ("EA"); and sewerage undertakers are responsible under WIA 1991 for regulating discharges of industrial effluent into sewers. Contamination of controlled waters by non-complying effluent being discharged by a treatment works may involve the sewerage undertaker in liability, including clean-up costs.

The Licensing Regime
Following privatisation of the UK water industry in 1989, each of the water and sewerage undertakers, while maintaining its effective monopoly supply, became regulated through an instrument of Appointment. The Appointment confirms the appointment of the water or sewerage undertaker as supplier in its own area and provides for the monitoring of its performance by the DGWS and the Secretary of State for the Environment.
   Modification of Licences - Conditions of the Appointment may be modified, either in accordance with the terms of the relevant licences or in accordance with the procedures laid down in WIA 1991. Subject to a power of veto by the Secretary of State, the DGWS may modify the conditions in the Appointment with the consent of the licensee. Before making the modifications, the DGWS must publish the proposed modifications as part of a consultation process, giving third parties the opportunity to make representations and objections which the DGWS must consider.
   In the absence of consent, the only means by which the DGWS can secure a modification is following a modification reference to the Competition Commission and in the circumstances set out below. A modification reference requires the Competition Commission to investigate and report on whether matters specified in the reference relating to the carrying out of any function of a company by virtue of its Appointment operate, or may be expected to operate, against the public interest and, if so, whether the adverse public interest effect of these factors could be remedied or prevented by modification of the conditions of the Appointment. In determining whether any particular matter operates, or may be expected to operate, against the public interest, the Competition Commission is to have regard to the matters in relation to which duties are imposed on the Secretary of State for Trade and Industry and the DGWS.
   If there is an adverse finding, the Competition Commission's report will state whether any adverse effects on the public interest could be remedied or prevented by modification of the licence conditions. If the Competition Commission so concludes, the DGWS must then make such modifications to the Appointment as appear to him requisite for the purpose of remedying or preventing the adverse effects specified in the report, after giving due notice and consideration to any representations and objections. The Secretary of State for Trade and Industry has the power to veto any modification by agreement.
   Modifications to licence conditions may also be made in consequence of a monopoly or merger reference under the Fair Trading Act 1973 or a reference under the Competition Act 1998.
   Southern Water Services' Appointment was modified as a result of assurances given by ScottishPower as a condition to receiving regulatory clearance for its acquisition of Southern Water plc in 1996.
   Term and Revocation of Licences - Southern Water Services' Appointment continues until terminated by not less than 10 years' notice given to Southern Water Services by the Secretary of State for the Environment, expiring not earlier than 25 years after 1 September 1989, the transfer date. Appointments may also be revoked or transferred to another company in certain circumstances specified in WIA 1991 or in the Appointments; for example, the appointee failing to comply with an enforcement order made by the Secretary of State for the Environment or the DGWS, or the appointee being unable to pay its debts.
   Principal Conditions of Southern Water Services' Appointment - The principal regulatory provisions which apply to the regulated activities of Southern Water Services are set out in WIA 1991 and regulations and orders made under it. Other business activities of Southern Water, such as waste management and other environmental services, engineering services and systems technology services, if undertaken, fall outside the direct scope of regulation under WIA 1991. Southern Water Services is an appointed WaSC and holds an Appointment regulated under WIA 1991 to supply water and sewerage services within its authorised area, which regulates its appointed activities. Southern Water Services' Appointment requires Southern Water Services to prepare and publish separate accounts, including on a current cost accounting basis showing separately its appointed business from all other businesses and activities. It is a further Appointment requirement that the regulated business neither gives to, nor receives from, any other business or activity of Southern Water Services, any cross-subsidy, whether those businesses are regulated by the Appointment or not.
   Southern Water Services' Appointment was modified following assurances given to the Secretary of State for Trade and Industry by ScottishPower, as a condition to regulatory clearance of its acquisition of Southern Water plc, to address regulatory concerns arising out of the merger, in particular to ensure the management independence of Southern Water Services and strengthen the ring fencing of its finances.
   As a result, the Appointment of Southern Water Services contains an obligation that it must at all times conduct the businesses regulated


34  Annual Report & Accounts/Form 20-F
by its Appointment as if such businesses were substantially Southern Water Services' sole business and Southern Water Services were a separate public listed company. In particular, Southern Water Services must ensure that its Board of directors is independent of ScottishPower and includes two non-executive directors of relevant experience and standing. All directors must disclose to Southern Water Services and to the DGWS any conflicts with their duties as directors of Southern Water Services and have regard exclusively to the interests of Southern Water Services as a water and sewage undertaker, in the event of a potential conflict with the interests of other group companies. The DGWS must be informed of any change in the identity and functions of the directors of Southern Water Services.
   In addition, Southern Water Services must not, without the consent of the DGWS, make a loan to, or guarantee any liability of, any group company, or make any disposal of any asset of the regulated business. The payment of dividends by Southern Water Services should not impair its ability to finance its regulated business. Similarly, any financial support or transfer of assets from Southern Water Services to a group company must not adversely affect the former's ability to carry out its functions.
   In March 1998, Southern Water issued a (pound)100 million variable rate bond to help fund capital expenditure. The bond listing provides a form of Stock Exchange listing for the water business, to compensate OFWAT for the loss of comparative information (as a result of the discontinuance of Southern Water's Stock Exchange listing on the acquisition by ScottishPower). The bond listing imposes an obligation on Southern Water Services to comply with financial information requirements incumbent on a quoted plc and to maintain an investment grade rating for all its corporate debt.
   As a condition for regulatory clearance of ScottishPower's acquisition of Southern Water, ScottishPower gave assurances to the Secretary of State that it would not operate any new business that is not regulated under the Electricity Act and whose annual turnover accounts for more than 5% of ScottishPower's aggregate annual turnover excluding all subsidiaries, other than as a subsidiary company; ensure that ScottishPower had sufficient management and financial resources to fulfil its obligations to enable the introduction of competition in supply for all customers in its authorised area; and agree to appropriate modifications to Southern Water's licence.

Price Controls
Southern Water Services' business is subject to price controls. Southern Water Services is allowed to increase its standard charges for the provision of water supply and sewerage services by the percentage change in the RPI plus an adjustment factor K. In November 1999, the DGWS announced a revised price control for Southern Water Services to take effect from 1 April 2000 and to run for five years. The new control reduced prices by 13% from 1 April 2000 and set values of K to be 0%, 0%, 1.6% and 0.8% for each year respectively from 1 April 2001 to 31 March 2005.
   Large industrial users can now choose their own water and sewerage suppliers. From 1 April 2000, 15 water companies, including Southern Water, have not been able to recoup from other customers any amounts lost by offering lower tariffs to such industrial users. The regulated charging base to which price limits apply will no longer include tariffs to large industrial users.

The Competition Act 1998
The UK has enacted new legislation, the Competition Act 1998, which introduced into UK law, with effect from 1 March 2000, the EU prohibitions on anti-competitive agreements and the abuse of a dominant position, in place of the previous provisions, and applied them fully to utilities. The Competition Act 1998 replaced the Monopolies and Mergers Commission with a new statutory body, known as the Competition Commission, with effect from 1 April 1999. The Competition Act 1998 also provides the Office of Fair Trading with significant investigative powers and the ability to grant interim measures.
   The Competition Act 1998 grants the DGES and the DGWS concurrent powers with the Director General of Fair Trading in relation to, respectively, "commercial activities connected with the generation, transmission, or supply of electricity" and "commercial activities connected with the supply (or securing a supply) of water or of sewerage services".

Utilities Bill
The UK Government's proposals to reform and modernise utility regulation are incorporated in the Utilities Bill, which was introduced in draft form to Parliament in January 2000 and is scheduled to be implemented in final form in July 2000. The Bill incorporates a new principal objective for regulators to protect the interest of customers, where appropriate by promoting effective competition, having regard to the need to ensure that licence holders are able to finance their functions. The Bill will enable distribution and supply to be separately licensed and provide the legal framework to enable new electricity trading arrangements to be implemented in England & Wales. It will also enable the electricity and gas regulators to be merged as the Gas and Electricity Markets Authority; establishment of new independent consumer councils; and provide new powers for Government Ministers to provide statutory guidance on social and environmental issues, and set energy efficiency targets and renewables obligations.


35  Annual Report & Accounts/Form 20-F

US Electricity Industry Regulation

Following the acquisition of PacifiCorp, Scottish Power plc registered as a holding company under the US federal Public Utility Holding Company Act of 1935 administered by the US federal Securities and Exchange Commission ("SEC"). Bills have been introduced to repeal this legislation in each of the last several Congresses, but to date have failed to pass. Until the 1935 Act is repealed, Scottish Power plc and PacifiCorp and other subsidiaries will be subject to regulation unless specific subsidiaries or transactions are otherwise exempt by SEC rules or orders. Scottish Power UK plc, and its subsidiaries including Manweb, Southern Water and Thus are exempt because Scottish Power UK plc is an exempt foreign utility as defined in the 1935 Act. Powercor is likewise exempt.
  SEC jurisdiction under the 1935 Act includes:
- Issuances of securities by PacifiCorp and ScottishPower will be regulated but certain exemptions may be available to PacifiCorp because it is also regulated by state commissions as to the issuance of securities. Foreign utility companies held as separate subsidiaries will be exempt from regulation;
- Acquisitions of securities and utility assets by PacifiCorp and ScottishPower will be regulated;
- Any affiliate transactions among members of the group after the merger would be regulated. It is not expected that there will be many affiliate transactions due to business separation requirements imposed by regulators in the UK and US and because PacifiCorp provides most of its own services. The 1935 Act regulates and, in some cases, prohibits affiliate financing transactions and the pricing and supply of services and goods among affiliates;
- Later acquisitions of businesses by ScottishPower and PacifiCorp must be reasonably incidental, economically necessary or appropriate to the operations of an integrated public utility system;
- In certain cases, the payment of dividends and the repurchase of securities by PacifiCorp and ScottishPower would be subject to regulation by the SEC;
  ScottishPower has filed an application with the SEC to authorise all contemplated financing needs until March 2005 and to authorise expected affiliate transactions and internal dividend payments.
  While there are increased administrative burdens imposed by 1935 Act regulation, ScottishPower does not believe increased regulation will have a harmful effect on ScottishPower or its subsidiaries.


36  Annual Report & Accounts/Form 20-F

US Business

Regulation
PacifiCorp is subject to the jurisdiction of public utility regulatory authorities of each of the states in which it conducts retail electric operations as to prices, services, accounting, issuance of securities and other matters. Commissioners are appointed by the individual state's governor for varying terms. PacifiCorp is a "licensee" and a "public utility" as those terms are used in the Federal Power Act and is, therefore, subject to regulation by the FERC as to accounting policies and practices, certain prices and other matters. Most of PacifiCorp's hydroelectric plants are licensed as major projects under the Federal Power Act and certain of these projects are licensed under the Oregon Hydroelectric Act. As a result of the merger, PacifiCorp is also subject to the requirement and restrictions of the Public Utility Holding Company Act of 1935.
   PacifiCorp is currently in the process of relicensing or preparing to relicense 16 separate hydroelectric projects under the Federal Power Act. These projects, some of which are grouped together under a single licence, represent approximately 1,000 MW, or about 94% of PacifiCorp's total hydroelectric nameplate capacity and about 12% of its total generating capacity.
In the new licences, the FERC is expected to impose conditions designed to address the impact of the projects on fish and other environmental concerns. See "US Environmental Legislation - Endangered Species" (page 42). PacifiCorp is unable to predict the impact of imposition of such conditions, but capital expenditures and operating costs are expected to increase in future periods.
In addition, PacifiCorp may refuse to accept renewed licences for certain projects if the terms of renewal would make the projects uneconomical to operate, and PacifiCorp is considering removal of certain project facilities as part of the licensing settlement process.
   A summary of the most significant regulatory and legislative developments is set forth below.

Utah
On 20 September 1999, PacifiCorp filed for a rate increase before the Utah Public Service Commission (the "UPSC"). PacifiCorp asked for an increase of $67 million ((pound)41.9 million), or 9.9%, based on a test year ended 31 December 1998 and a requested 11.25% return on equity. PacifiCorp's effective date for this proposed tariff increase is expected to be in May 2000.
On 4 February 2000, the Utah Division of Public Utilities (the "UDPU") and the Utah Committee of Consumer Services (the "UCCS") filed their positions in the case. The UDPU has recommended a $15.7 million ((pound)9.8 million) rate increase and the UCCS is seeking a $37 million ((pound)23.1 million) rate reduction. On 15 March 2000, PacifiCorp filed its rebuttal case, which adopted additional adjustments, bringing its revised request to $55.2 million ((pound)34.5 million). The 2000 Utah legislative session passed a bill that could significantly change the way in which utilities are regulated in the state. The bill provides guidelines under which the interests of all parties will be protected and balanced in the ratemaking process. It directs the UPSC to determine fair rates by balancing the interests of utility customers with the need of utilities to maintain financial stability. This legislation also streamlines state government by consolidating the UDPU and the UCCS into one agency - the Office of Public Advocate.
The bill modifies the nature of UPSC proceedings by encouraging and providing an opportunity for timely and reasonable settlements without restricting the rights of all interested persons to participate in a formal administrative process. Finally, the legislation requires Utah regulators to reflect "known and measurable" changes to financial data when hearing a rate case.

Oregon
The OPUC and PacifiCorp have agreed to an Alternate Form of Regulation ("AFOR") for PacifiCorp's Oregon distribution business. The AFOR allows for index-related price increases in 1998, 1999 and 2000, with an annual cap of 2% of distribution revenues in any one year and an overall cap of 5% over the three-year period. The annual revenue increase for the 12 months ended 31 December 1999, was approximately $6.2 million ((pound)3.9 million). The AFOR also includes incentives to invest in renewable resources and penalties for failure to maintain the service quality levels. On 30 April 1999, PacifiCorp filed for changes in the prices it charges Oregon customers under the AFOR. The filing also contained a request to increase the revenues collected under PacifiCorp's system benefits charge. The changes were approved by the OPUC in June 1999, and became effective on 1 July 1999. This resulted in a price increase of approximately 1.3%, or $9 million ((pound)5.6 million) annually, in Oregon. On 28 April 2000, PacifiCorp made an additional AFOR filing for a price increase of 1.8%, of $14 million ((pound)8.8 million) annually.
   On 5 November 1999, PacifiCorp filed for a general rate increase in Oregon. PacifiCorp is asking for an increase of $61.8 million ((pound)38.6 million), or 8.5%. PacifiCorp's effective date for this increase is expected to be in autumn 2000. The OPUC staff has submitted a preliminary report raising issues that in the aggregate could produce a $101 million ((pound)63.1 million) rate reduction after giving effect to the Centralia sale. The staff testimony is due in June 2000 and hearings are scheduled for August 2000.
   During July 1999, legislation was enacted in Oregon that requires competition for industrial and large commercial customers of both PacifiCorp and Portland General Electric by 1 October 2001. See "US Business - Competition" (page 20).


37  Annual Report & Accounts/Form 20-F

Environment

ScottishPower will publish its fifth Environment Report in June 2000. Throughout its operations, ScottishPower will meet, or better, relevant legislative and regulatory environmental requirements and codes of practice. Copies of the Environment Report are available on request from the Company Secretary.

Environmental Regulation - UK businesses
The group's businesses are subject to numerous regulatory requirements with respect to the protection of the environment, including environmental laws which regulate the construction, operation and decommissioning of power stations, pursuant to legislation implementing environmental directives adopted by the EU and protocols agreed under the auspices of international bodies such as the United Nations Economic Commission for Europe ("UNECE").

Electricity Generation, Transmission, Distribution and Supply
The Electricity Act obligates the Secretary of State to take into account the effect of electricity generation, transmission and supply activities upon the physical environment in approving applications for the construction of generating facilities and the location of overhead power lines. This Electricity Act requires the group to take into account the conservation of natural features of beauty and other items of particular interest, when it formulates proposals for development in connection with certain of its activities. The group is required, in terms of the Environmental Impact Assessment Regulations, to carry out an environmental assessment when it intends to lay cables, construct overhead lines or carry out any other development in connection with its licensed activities.
   The group also prepares formal statements on the `Preservation of Amenity and Fisheries' in line with the requirements of the Electricity Act.
   Possible adverse health effects of electric and magnetic fields ("EMFs") from various sources, including transmission and distribution lines, have been the subject of a number of studies and increasing public discussion. Although scientific research is currently inconclusive as to whether EMFs can cause adverse health effects, the UK Childhood Cancer Study (UKCCS) - the largest study ever of its kind - contains the following statement: "The UKCCS provides no evidence that exposure to magnetic fields associated with electricity supply in the UK increases the risk of childhood leukemia, cancers of the central nervous system, or any other childhood cancer."
   The Environmental Protection Act of 1990 (the "EPA") requires that potentially polluting activities such as the operation of combustion processes (which includes power plant) requires prior authorisation. The Act also provides for the licensing of waste management and imposes certain obligations and duties on companies which produce, handle, and dispose of waste.
Waste generated as a result of the group's electricity activities is managed to ensure compliance with legislation and waste minimisation is undertaken where possible.

Environmental Regulation of Generation Activities

The principal emissions from fossil-fuelled electricity generation are sulphur dioxide (SO\\2\\), oxides of nitrogen (NOx), carbon dioxide (CO2) and particulate matter, such as dust, with the main waste being ash, namely pulverised fuel ash and furnace bottom ash. The primary focus of current environmental legislation is to reduce emissions of SO\\2\\, NOx and particulates, the first two of which contribute to acid rain. A number of other power station emissions and discharges are subject to environmental regulation.
   The EPA is the primary UK statute governing the environmental regulation of power stations. It introduced a system of Integrated Pollution Control ("IPC") in April 1991 for large scale industrial processes, including power stations. Under the EPA, the authority for enforcing IPC with respect to emissions to atmosphere in England & Wales is the EA, previously Her Majesty's Inspectorate of Pollution ("HMIP"), and in Scotland is the Scottish Environment Protection Agency ("SEPA"), previously Her Majesty's Industrial Pollution Inspectorate ("HMIPI"). Transfer of control from HMIP and HMIPI to EA and SEPA came into force on 1 April 1996 and was established by the Environment Act of 1995 (the "1995 Act").
   The European Union has agreed a Directive on Integrated Pollution Prevention and Control. This introduces a system of licensing for industrial processes such as power stations. This Directive is being implemented via the Pollution Prevention and Control Regulations 2000 (shortly to be finalised) which will bring into effect modifications to the IPC regime.
   The EU has adopted a framework directive on ambient air quality assessment and management, which came fully into force in May 1998 (the Air Framework Directive). This is being implemented in the UK by means of the National Air Quality Strategy published in 1997, and reviewed in 2000.
   Under the auspices of the UNECE, protocols regarding reductions in the emissions of SO\\2\\ and NOx have been agreed. These are currently implemented in the EU by means of the Large Combustion Plants Directive (the "LCPD"). The EU is currently putting forward proposals for a "Ceilings Directive" which will implement the SO\\2\\ and NOx targets recently agreed in the UNECE Gothenburg Protocol. The LCPD is currently under review. Emissions limits for existing and new plants will be introduced via the LCPD, the Air Framework Directive and, in the future, the EU Directive on Integrated Pollution Prevention and Control.
   The United Nations Framework Convention
on Climate Change sets forth standards regarding emissions of greenhouse gases, the most significant of which is CO\\2\\. Agreement on a Protocol under this convention was reached in Kyoto in December 1997. This Protocol, when ratified,


38  Annual Report & Accounts/Form 20-F
calls for mandatory target reductions of "a basket" of six greenhouse gases, most significantly CO2, in the commitment period 2008-2012. The Protocol also provides for Joint Implementation ("JI") between signatories, a Clean Development Mechanism by which signatories may gain credit for actions in certain non-signatory countries and a provision which would allow for trading of emissions.
   The EU has, under the terms of the Kyoto Protocol, signed up to the United Nations Framework Convention on Climate Change, under which Member States are committed to reducing "greenhouse gases" by 8% below 1990 emission levels between the years 2008 and 2012. This reduction target applies to the EU as a whole, with each individual Member State being allocated its own target, which is 12.5% for the UK. HM Government has announced its intention of unilaterally setting itself a goal of 20% reduction in CO2 emissions by 2010. The UK will finalise in 2000 a "Climate Change Programme" which will set in place appropriate policy instruments to deliver the 20% reduction target. These include targets for renewable energy, targets for combined heat and power, a climate change levy to be charged on industrial and commercial energy usage, and residential energy efficiency measures.
   Each of ScottishPower's power stations is required to have IPC authorisation. Under IPC, each power station has a single authorisation which regulates emissions of certain pollutants and seeks to minimise pollution of the environment. Each IPC authorisation requires that a power station uses the Best Available Techniques Not Entailing Excessive Cost ("BATNEEC") to prevent the emissions described above or, to the extent this is not practicable, to minimise and render harmless any such emissions. Each authorisation also contains an improvement programme. ScottishPower's IPC authorisations do not have an expiry date, but SEPA is required to review the conditions contained within it at least once every four years and may impose new conditions to prevent or reduce emissions of pollutants, subject to the application of BATNEEC. The EU Directive on Integrated Pollution Prevention and Control, to be implemented via the forthcoming Pollution Prevention and Control Regulations, will require that all emission and pollution control measures be placed onto a "Best Available Techniques" basis to control impact on the environment.
   Under the requirements of the LCPD, HM Government has implemented a Sulphur Strategy which gives effect to a national programme, the National Plan, to reduce SO2 and NOx emissions from power stations in Scotland. ScottishPower and Scottish & Southern have entered into an agreement providing for the sharing of limits in emissions of SO2 and NOx from existing generating stations in Scotland set out in the National Plan to meet the targets of the LCPD. It also provides for the sharing of station-specific limits on emissions of SO2 and NOx imposed by SEPA at the Peterhead, Longannet and Cockenzie generating stations where capacity is shared between ScottishPower and Scottish & Southern. Reductions of CO2, SO2 and NOx per unit of electricity generated have been achieved as a result of the group's investments in environmental upgrades, such as low NOx burners and gas reburn, to existing power stations. That proportion of the group's output generated from renewable energy and gas-fired generation has also increased, resulting in further reductions in emissions per unit of electricity produced.
   The IPC authorisations granted in 1993 in respect of ScottishPower's existing power stations limit the levels of atmospheric emissions of SO2 and NOx from each station. A number of minor variations has taken place with a full four year IPC review now underway with SEPA. The review commenced in April 1997. Due to continued UK-wide policy development on the control of SO2, the review has continued into 2000. The final outcome is awaited. The group is confident that it will be able to achieve the environmental improvements required by potential future limits arising from this review without materially constraining operational and commercial flexibility. In particular, gas reburn technology offers greater potential to reduce emissions than other technology in use elsewhere in the UK. Furthermore, planning consent has been gained for flue gas desulphurisation at Longannet, which will be installed when emissions levels require its implementation.

Water
Since 1 April 1996, the EA has been responsible in England & Wales for the control of water pollution and the maintenance and improvement of the quality of controlled waters, including the regulation of discharges to those waters; for conserving, redistributing and augmenting water resources, and for securing the proper use of such resources for land drainage and flood defence. Previously, this was the responsibility of the NRA in England & Wales. In Scotland, SEPA has largely replaced the River Purification Boards to fulfil these responsibilities. The group is also subject to regulations governing drinking water quality, receiving water quality and wastewater discharges. Although recent cases have suggested that commercial enterprises may be fined more heavily for pollution offences than in the past, ScottishPower does not believe that the level of fines will have a materially adverse impact on its operations.
   Within its general water resource management role, the EA has a duty to operate the system under the Water Resources Act 1991, whereby water undertakers and other abstractors must have a licence authorising each of their abstractions and other impoundments. It also has a duty to enter into water resource management arrangements with water undertakers to secure the proper management and operation of waters, reservoirs and other works vested in the undertakers. The EA may, and shall if so directed, consider the setting of minimum acceptable flows in rivers and make recommendations to the Secretary of State accordingly.


39  Annual Report & Accounts/Form 20-F

Under the Water Resources Act 1991 and the Control of Pollution Act (COPA) 1974, the EA may require persons to take precautions against pollution, may prohibit or restrict certain activities likely to cause pollution in areas designated by the Secretary of State, and may impose a requirement for a consent to discharge matter from a drain or sewer. When reviewing existing consents and issuing new ones, the EA has said that it will seek to set contamination which causes, or is likely to cause, significant harm to the environment or any pollution of conditions at the level required to at least maintain and, where appropriate, improve the quality of the receiving waters.
   HM Government's upgrading of minimum levels of wastewater treatment for coastal works will mean further improvements to recently completed new works such as Eastbourne and Shoreham, as well as a review of proposed treatment levels in several long-term investment projects at Dover and Folkestone, Littlehampton and Bognor, Margate and Broadstairs, and the Isle of Wight. Under the EPA, the EA is responsible for maintaining registers containing details of applications for discharge consents, consents granted and the results of samples of effluent and receiving waters. The registers are open to public inspection.

European Legislation
The activities of the WaSCs are affected by the requirements of EU directives including the Drinking Water Directive, the Bathing Waters Directive and the Urban Waste Water Treatment Directive. EU directives are binding on HM Government, not on the WaSCs, as to the result to be achieved within a specified period. It is the responsibility of European Member States, including the UK, to bring into force appropriate national environmental legislation, such as the Urban Waste Water Treatment Regulations to implement these EU directives.
   New requirements will be binding on the WaSCs only when they are translated into the law of England & Wales. Any expenditure incurred by a WaSC necessitated by new legislation applying to them in their capacity as water or sewerage undertakers, or by any change in consents as a result of any changes to existing EU directives, or adoption of future EU directives, would be eligible for consideration for a specific K adjustment.
   The Water Resources Act and the Urban Waste Water Treatment Regulations are the main UK statutes governing water abstraction, receiving water quality and wastewater discharges. This legislation implements the Bathing Waters Directive and the Urban Waste Water Treatment Directive and requires improvements in the treatment of wastewater discharges. The Water Supply (Water Quality) Regulations introduce the requirements of the EU Drinking Water Directive into the UK and govern drinking water quality. In 1999-00, Southern Water spent approximately (pound)226 million to comply with the relevant statutes. Fines received by Southern Water in 1999-00 for violating water quality standards and the terms of applicable discharge consents were immaterial to the results of operations of Southern Water.
   Southern Water, like other WaSCs in the UK, must have a licence from the EA authorising each of its abstractions and certain impoundments. For additional obligations of Southern Water affecting the environment, see the sections of this document entitled "Southern Water" (page 17) and "Regulation of the Water Industry" (page 33).
   In addition to its other obligations affecting the environment, Southern Water may be required by the EA to take precautions against pollution, may be prohibited or restricted by the EA from certain activities likely to cause pollution in areas designated by the Secretary of State, and may be required by the EA to obtain a consent to discharge matter (other than sewage or trade effluent) from a drain or sewer. Further, in the course of its activities, the EA may carry out anti-pollution works and may recover the cost of such works from the person responsible for the pollution.

Contaminated Sites
While the nature of developments in environmental regulation and control cannot be predicted, the group anticipates that the direction of future changes will be towards tightening controls. In view of the age and history of many sites owned by the group, the group may incur liability in respect of sites which are found to be contaminated, together with increased costs of managing or cleaning up such sites. Site values could be affected and potential liability and clean-up costs may make disposal of potentially contaminated sites more difficult. The Environment Act 1995 (the "1995 Act") requires the polluter (or if the polluter cannot be found or has legally transferred its responsibilities by disclosure, the owner or occupant) of contaminated land to clean up any controlled waters, so that environmental compliance is consistent with the intended use of the site. Following prolonged consultations, the UK Government has now finalised regulations to implement the appropriate sections of the 1995 Act. Other proposals which may impose strict liability for environmental damage are also under consideration by the EU. The EU are currently seeking views on such proposals via a White Paper. ScottishPower is not currently aware of any liability which it may have under the 1995 Act or of proposed EU directives which will have a materially adverse impact on its operations.

General
The group believes that it has taken and continues to take measures to comply with applicable laws and regulations for the protection of the environment. Applicable regulations and requirements pertaining to the environment change frequently, however, with the result that continued compliance may require material investments, or that the group's costs and results of operation are less favourable than anticipated.

40  Annual Report & Accounts/Form 20-F

US Environmental Legislation
Federal, state and local authorities regulate many of PacifiCorp's activities pursuant to laws designed to restore, protect and enhance the quality of the environment. These laws have increased the cost of providing electric service. The directors are unable to predict what material impact, if any, changes in environmental laws and regulations may have on the group's consolidated financial position, results of operations, cash flows, liquidity, and capital expenditure requirements.
   All of PacifiCorp's mining operations are subject to reclamation and closure requirements. Compliance with these requirements could result in higher expenditures for both capital improvements and operating costs.

Air Quality - PacifiCorp's operations, principally its fossil fuel-fired electric generating plants, are subject to regulation under the Federal Clean Air Act, individual state clean air requirements and in some cases local air authority requirements. The primary air pollutants of concern are sulphur dioxide ("SO2"), nitrogen oxides ("NOx"), particulate matter (currently PM10) and opacities. In addition, visibility requirements impact the coal-burning plants. Although not presently regulated, emissions of carbon dioxide ("CO2") and mercury from coal-burning facilities generally are of increasing public concern.
   The United States Environmental Protection Agency (the "USEPA") has recently commenced enforcement actions against the owners of certain coal-fired generating plants in the eastern and midwestern United States. The USEPA is alleging that the plant owners have failed to obtain the necessary permits under the Clean Air Act in connection with certain alleged modifications at the plants and that the owners have failed to install additional pollution control equipment as required. If the USEPA is successful in asserting its position, the companies named in the action will be required to make significant capital expenditures to install pollution control equipment. PacifiCorp does not have an ownership interest in any of the plants involved in these matters, and PacifiCorp is not a party to any of these actions. Nevertheless, PacifiCorp has become aware that the USEPA is engaged in fact-finding with respect to many coal-fired generating plants in the country. PacifiCorp is unable to predict the outcome of the USEPA's fact-finding effort.
Pollutants - Emission controls, low sulphur coal, plant operating practices and continuous emissions monitoring are all utilised to enable coal-burning plants to comply with opacity, visibility and other air quality requirements. All of PacifiCorp's coal-burning plants burn low sulphur coal and are equipped with controls to limit emissions of particulate matter. Many of PacifiCorp's coal-burning plants, representing the majority of its installed capacity, have been equipped with controls which reduce the quantity of SO2 emissions. The SO2 emission allowances awarded to PacifiCorp under the Federal Clean Air Act, and those allowances expected to be awarded annually in the future, are sufficient to enable PacifiCorp to meet its current and expected future requirements. In addition, PacifiCorp has taken advantage of opportunities to sell SO2 allowances to other entities.
   Visibility - Various federal and state agencies, as well as private environmental awareness groups, have raised concerns about perceived visibility degradation in some areas which are in proximity to some of PacifiCorp's coal-burning plants. Numerous visibility studies have been completed or are in the process of completion near PacifiCorp coal-burning plants in Colorado, Utah, Washington and Wyoming. To date, no additional emission control requirements at PacifiCorp facilities have resulted directly from these studies, although the potential exists for significant additional control requirements if visibility degradation in the study areas is reasonably attributed to PacifiCorp's coal-burning plants. The USEPA also has implemented new regulations addressing regional haze. These proposed regulations have the potential to impose significant new control requirements on certain of PacifiCorp's older coal-burning plants that are not otherwise subject to the most stringent emission limits.
   Climate Change - CO2 emissions are the subject of growing world-wide discussion and action in the context of global warming, but such emissions are not currently regulated. All of PacifiCorp's coal-burning plants emit CO2. In late 1997, the United States and other parties to the United Nations Framework Convention on Climate Change adopted the Kyoto Protocol regarding the control and reduction of so-called greenhouse gas emissions (including CO2). The United States signed the protocol in November 1998, but the United States Senate has not yet ratified it. The Kyoto Protocol, if ultimately ratified, has the potential to impose significant new costs and operational restrictions on PacifiCorp's coal-burning plants.
   Mercury - PacifiCorp's coal-burning plants, along with all other major coal-burning plants in the United States, are participating in an effort to gather additional information about mercury emissions pursuant to a request issued by the USEPA. Based in part on this effort, the USEPA is scheduled to decide during 2000 whether to regulate mercury emissions from coal-burning plants. If passed, new mercury emission requirements have the potential to impose significant new control and operational constraints on PacifiCorp's coal-burning plants.
   Air Operating Permits - PacifiCorp has received Title V Air Operating Permits for all of its coal and natural gas-fired power plants. In 1998, a citizen group challenged the issuance of the operating permits for PacifiCorp's Naughton and Jim Bridger power plants, but the USEPA has not yet acted on that challenge. PacifiCorp believes that it currently has all required permits and management


41  Annual Report & Accounts/Form 20-F
systems in place to assure compliance with operating permit requirements.
   Enforcement - In addition to general regulation, PacifiCorp is subject to ongoing enforcement action by regulatory agencies and private citizens regarding compliance with air quality requirements. A federal lawsuit filed in 1996 by the Sierra Club against the owners, including PacifiCorp, of units one and two of the Craig Generating Station alleged, among other things, violations of opacity requirements. The lawsuit seeks civil monetary penalties and an injunction. See "Litigation" (below).
   Electric and Magnetic Fields - A number of studies continue to examine the possibility of adverse health effects from EMF, without conclusive results. Certain states and cities have enacted regulations to limit the strength of magnetic fields at the edge of transmission line rights-of-way. Other than in California, none of the state agencies with jurisdiction over PacifiCorp's operations has adopted formal rules or programmes with respect to magnetic fields or magnetic field considerations in the siting of electric facilities. The CPUC has issued an interim order requiring utilities to implement no-cost or low-cost mitigation steps in the design of new facilities. It is uncertain whether PacifiCorp's operations may be adversely affected in other ways as a result of EMF concerns.
   Endangered Species - Protection of the habitat of endangered and threatened species makes it difficult and more costly to perform some of the core activities of PacifiCorp, including the siting, construction and operation of new and existing transmission and distribution facilities, as well as generating plants. In addition, endangered species issues impact the relicensing of existing hydroelectric generating projects, generally raising the price PacifiCorp must pay to purchase wholesale power from hydroelectric facilities owned by others and increasing the costs of operating PacifiCorp's own hydroelectric resources. These actions could also result in further restrictions on timber harvesting and adversely affect electricity sales to PacifiCorp's customers in the wood products industry.
   Environmental Cleanups - Under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, entities that disposed of or arranged for the disposal of hazardous substances may be liable for cleanup of the contaminated property. In addition, the current or former owners or operators of affected sites also may be liable. PacifiCorp has been identified as a potentially responsible party in connection with a number of cleanup sites because of current or past ownership or operation of the property or because PacifiCorp sent hazardous waste or other hazardous substances to the property in the past. PacifiCorp has completed several cleanup actions and is actively participating in investigations and remedial actions at other sites. The costs associated with those actions are not expected to be material to the group's consolidated financial position, results of operations, cash flows, liquidity, or capital expenditure requirements.
   Water Quality - The Federal Clean Water Act and individual state clean water regulations require a permit for the discharge of waste water, including storm water runoff from the power plants and coal storage areas, into surface waters. Also, permits may be required in some cases for discharges into ground waters. The directors believe that PacifiCorp currently has all required permits and management systems in place to assure compliance with permit requirements.

Litigation

UK Business
Manweb participates in the industry-wide Electricity Supply Pension Scheme. Two other members of the scheme, National Power plc and NGC, have been the subject of legal proceedings in connection with the use of surplus following an actuarial valuation at 31 March 1992 to fund early retirement benefits. Manweb also applied surplus following that valuation and the subsequent valuation at 31 March 1995 ((pound)6 million following the 1992 valuation and (pound)32 million following the 1995 valuation) for the same purpose.
   In a decision on 10 February 1999, the Court of Appeal decided that, without a scheme amendment or trustee agreement, employers could not apply surplus unilaterally to forgive an accrued liability. This could lead to employers being required to make additional contributions to the scheme to meet that liability. A further hearing took place in May 1999 which clarified certain aspects of the judgement. The judgement indicates that Manweb may be liable for additional contributions to the scheme. Leave to appeal to the House of Lords was given and if an appeal is made, it is unlikely to be heard before mid-2000.
   There is a range of possible outcomes to the current NGC litigation, any of which could affect Manweb's own potential liability, if any, to contribute to the scheme. If amendments can be made to the scheme to perfect the past arrangements to use surplus, no employer contributions should be required. If the courts in the NGC case ultimately decide that additional payments are due from employers to the scheme in respect of all or any part of the surplus used since the 1992 valuation, Manweb may also be required to make payments. However, in this event, two further points must be determined before the ultimate cost to Manweb could be assessed: the effective date for calculating the amounts due, and whether payments can be spread over a number of years. Both these issues may affect significantly the ultimate cost to Manweb.
   No proceedings have been commenced against Manweb as at 4 May 2000 (being the latest practicable date prior to the publication of this document) in respect of the issues raised by the NGC decisions.

42  Annual Report & Accounts/Form 20-F

US Business
On 9 October 1996, the Sierra Club filed an action against PacifiCorp and the other joint owners of Units one and two of the Craig Electric Generating Station (the "Station") under the citizen's suit provisions of the Federal Clean Air Act alleging, based upon reports from emissions monitors at the Station, that over 14,000 violations of state and federal opacity standards have occurred over a five-year period at Units one and two of the Station. (Sierra Club v. Tri-State Generation and Transmission Association, Inc., Public Service Company of Colorado, Inc., Salt River Project Agricultural Improvement and Power District, PacifiCorp and Platte River Power Authority, Civil Action No. 96-B2368, US District Court for the District of Colorado). PacifiCorp has a 19.28% interest in Units one and two of the Station, which is operated by Tri-State Generation and Transmission Association and located in Craig, Colorado.
   The action seeks injunctive relief requiring the defendants to operate the Station in compliance with applicable statutes and regulations, the imposition of civil penalties, litigation costs, attorneys' fees and mitigation. The Federal Clean Air Act provides for penalties of up to $27,500 ((pound)17,188) per day for each violation, but the level of penalties imposed in any particular instance is discretionary. The complaint alleges that PacifiCorp and Public Service Company of Colorado are responsible for the alleged violations beginning with the second quarter of 1992, when they acquired their interests in the Station, and that the other owners are responsible for the alleged violations during the entire period. The complaint alleges that there were approximately 10,000 violations since the second quarter of 1992. On 18 March 1999, the district court issued its order regarding summary judgement motions filed by the parties. The court ruled, among other things, that the emission monitors may be used by the plaintiff to establish violations of opacity standards, but that the plant owners are entitled to prove that the reported information is flawed.
   PacifiCorp is unable to predict the level of penalties or other remedies that may be imposed upon the joint owners of the Station or what portion of such liability may ultimately be borne by PacifiCorp.

Powercor
Over the period from November 1997 to May 1998, Powercor entered into 11 electricity hedging contracts with the NSW State-owned generator Pacific Power with a face value of approximately AUS $619 million ((pound)235.5 million), for the notional supply of electricity between 1998 and 2008. The contracts were designed to support the long-term supply of electricity by Powercor to its customers and to minimise Powercor's exposure to large fluctuations in the spot electricity price.
   When the wholesale market price for electricity moved against Pacific Power in May 1998, Pacific Power denied that any final and binding contracts had been entered into with Powercor, as both parties had not signed final versions of the confirmations setting out the terms and conditions of each transaction. However, an ISDA Master Agreement was in place between the parties which governed the negotiation, contracting and settlement process of individual contracts between them. Pacific Power refused to honour the contracts and Powercor issued proceedings against Pacific Power, claiming in the Supreme Court of Victoria that the contracts were valid and enforceable.
   In December 1999, the judge presiding over the case ruled in favour of Powercor in respect of each of these arguments.
   The judge ordered specific performance of the 11 electricity hedge contracts from 1 July 1998, which were in dispute with Pacific Power. Further, the judge made the following orders requiring payments by Pacific Power to Powercor:
   - Pacific Power made payment of AUS $44.7 million ((pound)17.0 million) on 17 December 1999 attributable to the performance of the contracts from 1 July 1998 to judgment. This amount reflects the difference payments under the hedges plus interest of AUS $1.4 million ((pound)532,724); and
   - Pacific Power make payment of AUS $3.15 million ((pound)1.2 million) on 24 December 1999 as an agreed sum for legal expenses and other costs relating to the proceedings.
   On 21 December 1999, Pacific Power appealed against all the judgments, declarations and orders made by the trial judge on 80 grounds, including substantially all of the key aspects of the judges decision. The appeal is listed for hearing on 2 October 2000 for eight days. Powercor is highly confident of success in the appeal.
   The figures in Australian dollars quoted above have been converted at AUS$2.628 to (pound)1.00 being the closing exchange rate at 31 March 2000.


Except as discussed above, ScottishPower is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the business of the group, to which ScottishPower or any of its subsidiaries is a party, or any such proceedings known to be contemplated by any governmental authority.


43  Annual Report & Accounts/Form 20-F

Description of Property

UK Business
The properties consist of generating stations, transmission and distribution facilities, water supply and wastewater treatment facilities, telecommunication facilities, appliance retailing facilities and certain non-operational properties in which the group holds freehold or leasehold interests.

Generation Facilities
The group owns eight power stations in Scotland, six of which are operational with a total net output capacity of 4,035 MW, and one in England. The group also owns three windfarms in Northern Ireland, one in Scotland, and one in the Republic of Ireland. In addition, the company has joint venture interests in three windfarms, two of which are in England and one in Wales. All generation plant is owned by the group, with the exception of the Methil power station, which is held on a ground lease that expires in 2012 and the windfarms which are generally held on ground leases of at least 25 years duration. See Table 7 for details of assets.

Transmission and Distribution Facilities
As of 31 March 2000, the group's transmission facilities included approximately 3,850 circuit km of overhead lines and 250 circuit km of underground cable operated at 400 kV, 275 kV and 132 kV.
   In addition, the group's distribution facilities included approximately 24,500 circuit km of overhead lines and 40,000 circuit km of underground cable at voltages operating from 33 kV to 0.23 kV in Scotland and approximately 21,500 km of overhead lines and 24,000 km of underground cable at voltages operating from 132 kV to 0.23 kV in England & Wales. The group holds either permanent rights or wayleaves which entitle it to run these lines and cables through private land.

Water Supply and Wastewater Treatment Facilities
Southern Water has freehold and leasehold interest covering a total of approximately 10,000 acres of land. Of such land, an aggregate of approximately 9,800 acres are specialised properties, consisting chiefly of the raw water storage reservoirs with surrounding land, water and wastewater treatment works and pumping stations listed in Tables 8, 9 and 10.

Table 7 - UK Sources of Owned Generating Capacity and Output as at 31 March 2000
---------------------------------------------------------------------------------------------------------------
                                        Number of Generating Sets    Net Output Capacity                Maximum
                                        and/or Installed Capacity                                     Available
                             Note                              MW                     MW                     MW
---------------------------------------------------------------------------------------------------------------
Coal:
Longannet                                                 4 x 600                  2,304
Cockenzie                                                 4 x 300                  1,152
                                1                                                  3,456                  2,880
Methil                          2                          2 x 30                     57                     57
Oil:
Inverkip                        3                         3 x 676                    Nil                    Nil
Gas Turbine:
Knapton                                                    1 x 42                     42                     42
Pumped Storage:
Cruachan                                                  4 x 100                    400                    400
Conventional Hydro:
Galloway Scheme                                               109                    106                    106
Lanark Scheme                                                  16                     16                     16
Windfarms:
Barnesmore                                               25 x 0.6                     15                     15
Hagshaw Hill                                             26 x 0.6                     16                     16
P & L Windfarm                  4                       103 x 0.3                     31                     16
Rigged Hill                                              10 x 0.5                      5                      5
Corkey                                                   10 x 0.5                      5                      5
Elliots Hill                                             10 x 0.5                      5                      5
Coal Clough                     5                        24 x 0.4                     10                      4
Carland Cross                   5                        15 x 0.4                      6                      3
CHP                             6                               3                      3                      3
Peaking Plant                   6                                                     17                     17
---------------------------------  ------------------------------  ---------------------  ---------------------
Total                                                                              4,190                  3,590
=================================  ==============================  =====================  =====================

1 Scottish & Southern is entitled to a supply of electricity from part of the capacity of ScottishPower's coal-fired generating stations at Longannet and Cockenzie.

2    Methil Power Station capacity is currently held in strategic reserve.

3 The installed capacity at Inverkip is currently on long-term preservation and is unavailable for generation.

4 The P & L Windfarm is owned by CeltPower Limited, with ScottishPower and Tomen Power Corporation (U.K.) Limited each having a 50% ownership interest.

5 The windfarms at Coal Clough and Carland Cross are owned by joint ventures among Manweb, SWEB and Renewable Energy Systems, with Manweb having 45% ownership interest.

6 Operation of the CHP and peaking plant was transferred to the Generation business from Energy Supply in 1999-00.

44  Annual Report & Accounts/Form 20-F

Table 8 - Southern Water Storage Reservoirs as at 31 March 2000
-----------------------------------------------------------------------
                                                 Capacity   Approximate
Description         Note      Location               (Ml)       acreage
-----------------------------------------------------------------------
Bewl Water                        Kent             31,000         1,135
Darwell                         Sussex              4,730         1,091
Powdermill                      Sussex              1,060         1,132
Weir Wood              1        Sussex              5,600           470
========================  ============  =================  ============
1 includes water treatment works


Table 9 - Southern Water Major Water Treatment Works as at 31 March 2000
------------------------------------------------------------------------
                                                   Output   Approximate
Description                   Location       (Ml per day)       acreage
------------------------------------------------------------------------
Beauport                        Sussex               27.0             4
Burham                            Kent               48.8            61
Eastling                          Kent               48.0             2
Easton                       Hampshire               27.3            25
Hardham                         Sussex               75.0            35
Otterbourne                  Hampshire              102.7           352
Sutton                            Kent                4.4             2
Testwood                     Hampshire               90.0           184
Twyford                      Hampshire               23.0           183
Weir Wood                       Sussex               21.8   See Table 8
Wingham                           Kent               20.0             5
========================  ============  =================  ============


Table 10 - Southern Water Major Wastewater Treatment Works as at 31 March 2000
-----------------------------------------------------------------------
                                               Equivalent   Approximate
Description                   Location  Population Served       acreage
-----------------------------------------------------------------------
Ashford                           Kent            109,800            90
Aylesford                         Kent            133,200            40
Brighton Portobello             Sussex            268,200             9
Budds Farm                   Hampshire            173,800            52
Canterbury                        Kent            113,300            22
Chickenhall Eastleigh        Hampshire            102,000            25
Eastbourne                      Sussex            121,800             5
Eastney                      Hampshire            235,900             5
Millbrook                    Hampshire            138,400            17
Motney Hill                       Kent            286,900           181
Peel Common                  Hampshire            250,900            77
Worthing East                   Sussex            136,900            15
========================  ============  =================  ============


Approximately 95% of the above-ground water supply and wastewater assets are on land in Southern Water's freehold ownership including the assets listed in Tables 8, 9 and 10, with the remainder being located on land subject to long-leasehold.

Appliance Retailing Facilities
As of 31 March 2000, the group operated 183 retail outlets, 23 of which are owned by the group and 160 are leased. The outlets are located both on the main streets of major metropolitan areas and in out-of-town superstores. The group also leases two large retail distribution depots, one at Castleford in England consisting of approximately 8,000 square metres, and another facility of approximately 12,600 square metres at Mossend near Glasgow. The properties are generally held on leases of 20 to 25 years.

Non-operational Facilities
In addition to the properties described above, as of 31 March 2000 the group utilised a number of non-operational properties comprised primarily of offices, depots, warehouses and workshops. Approximately 50% of these properties are owned by the group with the remainder being leased. The most significant of these non-operational properties are Cathcart Business Park, Glasgow, the corporate office located at Atlantic Quay, Glasgow, the Manweb head office at Manweb House, Chester Business Park and the Southern Water head office at Worthing.


45  Annual Report & Accounts/Form 20-F

US Business
PacifiCorp owns 52 hydroelectric generating plants and has an interest in one additional plant, with an aggregate nameplate rating of 1,068 MW and plant net capability of 1,131 MW. It also owns or has interests in 18 thermal electric generating plants with an aggregate nameplate rating of 7,924 MW and plant net capability of 7,303 MW. PacifiCorp also jointly owns one wind power generating plant with an aggregate nameplate rating of 33 MW and plant net capability of 33 MW. Table 11 summarises PacifiCorp's existing generating facilities.
   PacifiCorp's generating facilities are interconnected through its own transmission lines or by contract through the lines of others. Substantially all generating facilities and reservoirs located within the Pacific Northwest region are managed on a co-ordinated basis to obtain maximum load carrying capability and efficiency. Portions of PacifiCorp's transmission and distribution systems are located, by franchise or permit, upon public lands, roads and streets and, by easement or licence, upon the lands of other third parties.
   For a discussion of the sale of the Centralia plant and mine, see "Proposed Asset Additions and Dispositions" (page 22).
   Substantially all of PacifiCorp's electric utility plants are subject to the lien of PacifiCorp's Mortgage and Deed of Trust.
   Table 12 describes PacifiCorp's recoverable coal reserves as of 31 March 2000. All coal reserves are dedicated to nearby PacifiCorp operated generating plants. Recoverability by surface mining methods typically ranges between 90% and 95%. Recoverability by underground mining techniques ranges from 50% to 70%. PacifiCorp considers that the respective coal reserves assigned to the Craig, Dave Johnston, Huntington, Hunter and Jim Bridger plants, together with coal available under both long-term and short-term contracts with external suppliers, will be sufficient to provide these plants with fuel that meets the Clean Air Act standards effective in 1999, for their current

Table 11 - PacifiCorp Generating Facilities as at 31 March 2000
----------------------------------------------------------------------------------------------------------------------
                                                                               Installation    Nameplate     Plant Net
                                               Location       Energy Source           Dates       Rating    Capability
                                                                                                    (MW)          (MW)
----------------------------------------------------------------------------------------------------------------------
Hydroelectric Plants:
Swift                                Cougar, Washington         Lewis River            1958        240.0        265.6
Merwin                                Ariel, Washington         Lewis River       1932-1958        135.0        144.0
Yale                                  Amboy, Washington         Lewis River            1953        134.0        134.0
Five North Umpqua Plants           Toketee Falls,Oregon     N. Umpqua River       1949-1956        133.5        138.5
John C. Boyle                              Keno, Oregon       Klamath River            1958         80.0         90.0
Copco Nos. 1 and 2 Plants         Hornbrook, California       Klamath River       1918-1925         47.0         54.5
Clearwater Nos. 1 and 2 Plants    Toketee Falls, Oregon    Clearwater River            1953         41.0         41.0
Grace                                      Grace, Idaho          Bear River       1914-1923         33.0         33.0
Prospect No. 2                         Prospect, Oregon         Rogue River            1928         32.0         36.0
Cutler                                 Collinston, Utah          Bear River            1927         30.0         29.1
Oneida                                   Preston, Idaho          Bear River       1915-1920         30.0         28.0
Iron Gate                         Hornbrook, California       Klamath River            1962         18.0         20.0
Soda                                Soda Springs, Idaho          Bear River            1924         14.0         14.0
Fish Creek                        Toketee Falls, Oregon          Fish Creek            1952         11.0         12.0
33 Minor Hydroelectric Plants                   Various             Various       1896-1990         89.3*        90.9*
--------------------------------- ---------------------  ------------------  --------------  -----------  -----------
Subtotal (53 Hydroelectric Plants)                                                               1,067.8      1,130.6
================================= =====================  ==================  ==============  ===========  ===========
Thermal Electric Plants:
Jim Bridger                       Rock Springs, Wyoming          Coal-Fired       1974-1979      1,529.6*     1,406.7*
Huntington                             Huntington, Utah          Coal-Fired       1974-1977        996.0        895.0
Dave Johnston                         Glenrock, Wyoming          Coal-Fired       1959-1972        816.7        772.0
Naughton                              Kemmerer, Wyoming          Coal-Fired       1963-1971        707.2        700.0
Centralia                         Centralia, Washington          Coal-Fired            1972        693.5*       636.5*
Hunter 1 and 2                        Castle Dale, Utah          Coal-Fired       1978-1980        727.9*       662.5*
Hunter 3                              Castle Dale, Utah          Coal-Fired            1983        495.6        460.0
Cholla Unit 4                      Joseph City, Arizona          Coal-Fired            1981        414.0        380.0
Wyodak                                Gillette, Wyoming          Coal-Fired            1978        289.7*       268.0*
Gadsby                             Salt Lake City, Utah           Gas-Fired       1951-1955        251.6        235.0
Carbon                                Castle Gate, Utah          Coal-Fired       1954-1957        188.6        175.0
Craig 1 and 2                           Craig, Colorado          Coal-Fired       1979-1980        172.1*       165.0*
Colstrip 3 and 4                      Colstrip, Montana          Coal-Fired       1984-1986        155.6*       144.0*
Hayden 1 and 2                         Hayden, Colorado          Coal-Fired       1965-1976         81.3*        78.0*
Blundell                                  Milford, Utah          Geothermal            1984         26.1         23.0
James River                           Camas, Washington        Black Liquor            1996         52.2         52.0
--------------------------------- ---------------------  ------------------  --------------  -----------  -----------
Subtotal (16 Thermal Electric                                                                    7,597.7      7,052.7
 Plants)
--------------------------------- ---------------------  ------------------  --------------  -----------  -----------

Other Plants:
Little Mountain                             Ogden, Utah         Gas Turbine            1971         16.0         14.0
Hermiston                             Hermiston, Oregon      Combined Cycle            1996        310.6*       236.0*
Foote Creek                          Arlington, Wyoming       Wind Turbines            1998         32.6*        32.6*
--------------------------------- ---------------------  ------------------  --------------  -----------  -----------
Subtotal (3 Other Plants)                                                                          359.2        282.6
--------------------------------- ---------------------  ------------------  --------------  -----------  -----------
Total Hydro, Thermal and Other Generating Facilities (72)                                        9,024.7      8,465.9
================================= =====================  ==================  ==============  ===========  ===========

*Jointly owned plants; amount shown represents PacifiCorp's share only.

Note Hydro electric project locations are stated by locality and river watershed.

Subsequent to the approval of these Accounts and prior to publication, PacifiCorp sold its 47.5% share in the Centralia Plant.
----------------------------------------------------------------------


46 Annual Report & Accounts/Form 20-F

Table 12 - PacifiCorp Recoverable Coal Reserves as at 31 March 2000
-------------------------------------------------------------------------------

Location                      Notes    Plant Served            Recoverable Tons
                                                                  (in millions)
-------------------------------------------------------------------------------
Centralia, Washington          1, 6    Centralia                             36
Craig, Colorado                2       Craig                                 51
Glenrock, Wyoming              1, 5    Dave Johnston                          1
Emery County, Utah             1, 3    Huntington and Hunter                 82
Rock Springs, Wyoming          4       Jim Bridger                          112
===============================================================================
1    These coal reserves are mined by subsidiaries of PacifiCorp.

2 These coal reserves are leased and mined by Trapper Mining, Inc., a Delaware non-stock corporation operated on a co-operative basis, in which PacifiCorp has an ownership interest of approximately 20%.

3 These coal reserves are in underground mines and include the Mill Fork Track of 36 million tons.

4 These coal reserves are leased and mined by Bridger Coal Company, a joint venture between Pacific Minerals, Inc., a subsidiary of PacifiCorp, and a subsidiary of Idaho Power Company. Pacific Minerals, Inc. has two-thirds interest in the joint venture.

5    PacifiCorp ceased mining operations at this location in October 1999.

6    Subsequent to the approval of these Accounts and prior to publication,
-    ---------------------------------------------------------------------
     PacifiCorp sold its 47.5% share in the Centralia Plant. PacifiCorp also
     -----------------------------------------------------------------------
     sold the adjacent coal mine that it owned and operated.
     ------------------------------------------------------

economically useful lives. The sulphur content of the coal reserves ranges from 0.43% to 0.84% and the British Thermal Units value per pound of the reserves ranges from 7,600 to 11,400. Coal reserve estimates are subject to adjustment as a result of the development of additional data, new mining technology and changes in regulation and economic factors affecting the utilisation of such reserves.

Most of PacifiCorp's coal reserves are held pursuant to leases from the federal government through the Bureau of Land Management and from certain states and private parties. The leases generally have multi-year terms that may be renewed or extended and require payment of rentals and royalties. In addition, federal and state regulations require that comprehensive environmental protection and reclamation standards be met during the course of mining operations and upon completion of mining activities.


47  Annual Report & Accounts / Form 20-F

Financial Review


ScottishPower's results reflect another year of significant progress for the group.

[PHOTO]

David Nish
Finance Director

All figures quoted in the Financial Review exclude the impact of goodwill amortisation and exceptional items unless otherwise stated.

Overview (1999-00)

The financial results for the year to March 2000 reflect, for the first time, the consolidation of four months trading from our US subsidiary PacifiCorp, following the acquisition in November 1999. This has a significant impact on the ongoing results of the group when compared to the previous financial year. Key group financial information is shown in Table 13.

     Group turnover grew during the year by (pound)873 million to (pound)4,115 million, an increase of 27%. Turnover in the UK generation and infrastructure businesses increased by (pound)153 million as a result of increased revenues from other electricity suppliers due to the impact of competition in our home areas, price increases allowed under the regulatory formulae, and growth in sales of wholesale electricity. In our UK telecom and customer businesses, turnover increased by (pound)8 million to (pound)2,430 million. Continued growth in new gas and out of area electricity customers increased turnover by (pound)111 million, offset by a reduction of (pound)165 million in our home electricity markets as competition developed. Total Telecoms sales, including mobile telephone operations which were disposed of in November 1999, increased by (pound)23 million in the year to (pound)243 million, of which turnover for Thus increased by 31% to (pound)217 million. The Appliance Retailing business continued to expand and increased its turnover by (pound)40 million.

Four months trading from PacifiCorp's US operations contributed (pound)712 million to external turnover, (pound)27 million lower than the equivalent four month period in 1998-99. In PacifiCorp's Domestic Electric business, turnover totalled (pound)692 million, (pound)14 million lower than in the previous year. Sales to residential customers for the four month period were (pound)197 million, an increase of (pound)4 million as a result of customer growth of 1.5%. Sales to commercial customers were increased by (pound)9 million, again as a result of customer growth, with customer numbers increasing by 3%. Industrial sector sales increased by 278 GWh and (pound)9 million as a result of the pilot programme to test competitive markets taking place in the previous financial year and improved economic conditions. Wholesale sales of electricity were (pound)48 million lower at (pound)192 million as the revised energy trading strategy adopted in 1998 took effect. Other Domestic Electric sales increased by (pound)12 million. Turnover from PacifiCorp's Other US segment was (pound)20 million, largely from sales of synthetic coal.

     In line with turnover growth, cost of sales were 30% higher at (pound)2,425 million, largely as a result of the inclusion of PacifiCorp. Transmission and distribution costs increased by (pound)93 million year-on-year, including PacifiCorp costs of (pound)91 million. Administrative expenses increased by (pound)100 million in the year, including PacifiCorp costs of (pound)82 million, and UK costs increased by (pound)18 million, largely as a result of higher depreciation charges. The UK infrastructure businesses have further reduced costs during the year and continue to use benchmarking as a tool to substantially reduce underlying operating

Table 13 - Key Group Financial Information (1999-00 and 1998-99)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                  1999-00       1998-99            Difference
                                                                                 (pound)m      (pound)m      (pound)m          %
----------------------------------------------------------------------------------------------------------------------------------
Turnover                                                                          4,115.0       3,242.3         872.7           27
===========================================================================    ==========    ==========    ==========    =========

Operating profit                                                                    671.6         802.8        (131.2)         (16)
Operating profit (before exceptional items and goodwill amortisation)               961.4         804.0         157.4           20
===========================================================================    ==========    ==========    ==========    =========

Profit before tax                                                                 1,158.6         643.8         514.8           80
Profit before tax (before exceptional items and goodwill amortisation)              735.6         645.0          90.6           14
===========================================================================    ==========    ==========    ==========    =========

Free cash flow                                                                      705.3         702.2           3.1           --
===========================================================================    ==========    ==========    ==========    =========

Earnings per share                                                                  67.81p        42.42p        25.39p          60
Earnings per share (before exceptional items and goodwill amortisation)             41.40p        42.52p        (1.12p)         (3)
===========================================================================    ==========    ==========    ==========    =========

Dividends per share                                                                 24.80p        22.50p         2.30p          10
===========================================================================    ==========    ==========    ==========    =========



48  Annual Report & Accounts/Form 20-F
costs and improve performance. The UK customer businesses continue to invest in brand development, marketing and service, to grow energy and telecommunications revenues.

     The PacifiCorp acquisition, together with continued strong control over operating costs, led to a significant increase in operating profit to (pound)961 million, up(pound)157 million. Performance in the UK businesses was consistent with the modest growth trends reported in our interim results, with operating profit increased to (pound)809 million, compared to (pound)804 million in the previous financial year. PacifiCorp contributed operating profit of (pound)152 million.

     The net interest charge for the UK businesses increased by (pound)16 million to (pound)177 million, excluding (pound)16 million of exceptional charges incurred on restructuring the debt portfolio. This increase reflects the rising trend of interest rates, the continuing capital investment in UK infrastructure businesses and the impact of the share buy-back programme. Proceeds from the partial flotation of Thus partly offset these increases. Including PacifiCorp and the exceptional debt restructuring costs, group interest increased by (pound)82 million to (pound)243 million in the year.

     A number of exceptional items are reflected in this year's Accounts. During November 1999, 49.9% of Thus was floated on the London Stock Exchange giving rise to an exceptional gain before tax of (pound)787 million. As indicated in our interim report, exceptional charges of (pound)55 million have been recognised in respect of withdrawal from the use of fixed radio access technology in our Telecoms business and from the loss on disposal of our mobile telephony joint venture. In addition, exceptional charges of (pound)262 million before tax have been recognised during the second half of the year, including the costs of restructuring our UK operations, and provisions for the impairment of fixed assets following the outcome of the regulatory reviews, and provisions for irrecoverable costs from energy contracts.

     Profit before tax, including exceptional items and goodwill amortisation, increased sharply in the year, by (pound)515 million to (pound)1,159 million. The underlying profit before tax grew by (pound)91 million to (pound)736 million. The ordinary tax charge represented an effective tax rate of 21.6%, reduced from 22.0% in the previous year.

     Earnings per share, after exceptional items and goodwill amortisation, increased by 60% in the year to 67.81 pence; underlying earnings per share was
41.40 pence, a reduction of 2.6% on the equivalent figure last year, due to the relative seasonality of profits earned by PacifiCorp in the period since acquisition. PacifiCorp is expected to be earnings enhancing in 2000-01 before exceptional items and goodwill amortisation. The underlying earnings per share for the UK businesses increased by 1.4% to 43.11 pence.

     The final quarter dividend of 6.20 pence per share brought the total dividend per share for the year to 24.80 pence, an increase of 10.2%. This is in line with our dividend aim for the period to March 2000. Group dividend cover decreased to 1.7 times from 1.9 times in the previous year.

     Free cash flow for the year was (pound)705 million, (pound)3 million higher than the equivalent figure last year. The group invested (pound)886 million in capital projects during the year, (pound)132 million more than in the previous year, with (pound)94 million relating to PacifiCorp. Expenditure in the UK infrastructure businesses reduced by (pound)35 million and investment in Energy Supply and Thus increased by (pound)73 million.

     Net debt increased from(pound)2,421 million to (pound)4,842 million as a result of the PacifiCorp acquisition, offset in part by the proceeds from the partial flotation of Thus. Gearing (net debt/shareholders' funds) at 31 March 2000 fell to 76% compared to 124% a year ago. Interest cover remained prudent at
4.2 times.

Business Reviews (1999-00)

UK Generation and Infrastructure Businesses
Our UK generation and infrastructure businesses have produced another year of good earnings growth. The key financial information is shown in Table 14.

Generation Wholesale
     Generation Wholesale turnover increased sharply in the year, up 18%
to (pound)258 million, with growth in volumes through higher exports, up by 217 GWh to 6,266 GWh, and increased agency sales as a result of competition in the Scottish market, offset in part by lower pool prices.

     Operating profit in Generation Wholesale was (pound)107 million in the year, down (pound)8 million compared with the previous year, due to the effects of competition. Margin reductions have been offset by lower operating costs, with increased operating efficiency and lower administration costs.


Table 14 - UK Generation and Infrastructure Businesses (1999-00 and 1998-99)
----------------------------------------------------------------------------------------------------------------------
                                                External     External                Operating    Operating
                                                turnover     turnover                   profit       profit
                                                1999-00       1998-99                  1999-00      1998-99
                                               (pound)m      (pound)m          %      (pound)m     (pound)m          %
----------------------------------------------------------------------------------------------------------------------
Generation Wholesale                              257.8         219.0         18         106.8        115.3         (7)
Power Systems                                     172.6         101.4         70         361.2        350.6          3
Southern Water                                    470.5         439.5          7         286.5        262.2          9
Other UK                                           72.9          60.7         20           7.5          4.0         88
-------------------------------------------  ----------    ----------  ---------   -----------   ----------   --------
Total                                             973.8         820.6         19         762.0        732.1          4
===========================================  ==========    ==========  =========   ===========   ==========   ========


49  Annual Report & Accounts/Form 20-F

Table 15 - UK Telecom and Customer Businesses (1999-00 and 1998-99)
---------------------------------------------------------------------------------------------------------------------------------
                                            External       External                      Operating        Operating
                                            turnover       turnover                  profit/(loss)           profit
                                             1999-00        1998-99                        1999-00          1998-99
                                            (pound)m       (pound)m              %        (pound)m         (pound)m            %
---------------------------------------------------------------------------------------------------------------------------------
Energy Supply                                1,899.3        1,953.4             (3)           50.6            56.7           (11)
Telecoms                                       202.8          180.7             12            (9.5)           11.5           n/a
Appliance Retailing                            327.4          287.6             14             6.6             3.7            78
------------------------------------    ------------   ------------   ------------    ------------    ------------   -----------
Total                                        2,429.5        2,421.7              -            47.7            71.9           (34)
====================================    ============   ============   ============    ============    ============   ===========


Power Systems

Sales from the Power Systems business historically have been largely internal to our Energy Supply business. As a result of competition in home markets, Power Systems external sales increased by (pound)71 million to (pound)173 million, as distribution and transmission use of system charges are recovered from other electricity suppliers.

     In Power Systems operating profit increased by (pound)10 million to (pound)361 million. Transmission operating profit improved by (pound)13 million to (pound)97 million with price increases allowed under the regulatory formula and ongoing cost savings partially offset by higher rates and depreciation. Distribution operating profits reduced by (pound)3 million, with revenues slightly improved from higher sales volumes in Scotland, and continuing cost savings offset by increased depreciation charges, costs of tree cutting to protect network performance and new industry costs associated with the operation of the competitive electricity market.

Southern Water
Southern Water's contribution to group turnover increased by (pound)31 million to (pound)470 million due to allowed price increases under the regulatory formula. New customer connections in the year were just over 13,000, while some 26,000 Southern Water customers opted to switch to metered supply.

     Southern Water contributed an additional (pound)24 million of operating profit, rising to (pound)286 million, from increased revenues and further cost savings of (pound)16 million delivered by the `Way Ahead' initiative during the year. These savings offset the additional impact of new cost obligations arising from the operation of new wastewater treatment plants and higher depreciation.

Other
The group's other UK infrastructure businesses increased their turnover by (pound)12 million to (pound)73 million, primarily as our Technology business secured a number of large contracts outside the group. Operating profit performance in these businesses improved by (pound)3 million compared to the previous year, primarily due to increased profitability from the Contracting and Technology businesses.

UK Telecom and Customer Businesses
Our UK telecom and customer businesses have continued to invest heavily in growing the customer base and in expanding the range of products sold, including the development of the innovative, Internet-based joint venture with The Royal Bank of Scotland. In addition, Thus has invested significantly in the development of a national telecommunications network and in the provision of e-commerce solutions for business. The key financial information is shown in Table 15.

Energy Supply
Electricity sales in our home area in Scotland were (pound)1,010 million, representing a reduction of (pound)106 million on the previous year. In the ScottishPower home area volumes reduced by 6.9% to 18,461 GWh, primarily due to the impact of competition in the residential electricity market while there was further downward pressure on prices in the industrial and commercial sectors. In the Manweb area turnover fell by (pound)59 million to (pound)487 million, as a result of the impact of competition and lower prices allowed under the regulatory formulae. Sales outside our home areas increased by (pound)46 million to (pound)184 million as we continue to grow the residential and small business customer bases. Gas and other energy sales also increased significantly, by (pound)65 million, to (pound)218 million.

     In Energy Supply, electricity profit in Scotland, as expected, reduced by (pound)10 million to (pound)26 million, with lower generation costs more than offset by price reductions, loss of customers due to competition and increased systems depreciation. Operating profit from sales in England & Wales outside our home areas was (pound)1 million, an improvement from last year's break-even position, despite absorbing (pound)5 million of additional capture costs for new electricity customers won in this market. In the commercial and residential gas markets the operating loss, at (pound)6 million, was (pound)10 million better than in the prior year, after charging continuing customer capture costs of approximately (pound)15 million and increased costs from serving the expanded customer base, offset by margin obtained from supplying new gas customers. Payback on our initial investment in acquiring a new residential gas customer continues to be favourable. Operating profits for Manweb's Energy Supply business reduced by (pound)7 million to (pound)30 million, due to a reduction in tariffs and a loss of customers through competition. Overall, due to the continued investment for growth, Energy Supply profits reduced by (pound)6 million to (pound)51 million.


50  Annual Report & Accounts/Form 20-F

Telecoms

Total sales in Telecoms increased by (pound)23 million to (pound)243 million, of which (pound)217 million related to Thus. Total turnover in Data and Telecommunication Services increased by (pound)9 million to (pound)79 million, driven forward by new customers and increased traffic. CallCentre Services increased turnover by (pound)17 million to (pound)29 million, retaining high profile customers and winning significant new business. Sales from our Internet and interactive business continued to show strong growth, increasing by (pound)25 million to (pound)109 million, an increase of 30%. Within this segment, Internet services revenues grew by 41% to (pound)75 million and interactive revenues by 11% to (pound)34 million. External turnover in Telecoms increased by (pound)22 million to (pound)203 million, of which (pound)177 million related to Thus.
     The costs of continued investment in its growth strategy resulted in an operating loss of (pound)10 million, compared to an operating profit of (pound)11 million in 1998-99, due to the costs of developing a national network and increased marketing costs associated with growing the customer base.

Appliance Retailing

The Appliance Retailing business continued to expand and increased its turnover by (pound)40 million to (pound)327 million, due to increased sales volumes and new store openings, with appliance sales growing by 10% in the year and like-for-like sales increasing by 6%.
     Operating profits in the Appliance Retailing business were (pound)7 million, (pound)3 million higher than the previous year, due to increased revenues and improved efficiency in distribution activities.

PacifiCorp

PacifiCorp's results have been consolidated for four months from the date of acquisition. The key financial information for the four month period is shown in Table 16.
     The group profit and loss account for the year to 31 March 2000 excludes any results of businesses held for disposal, principally Powercor, PacifiCorp's Australian subsidiary.
     Operating profit from PacifiCorp for the period was (pound)152 million, in line with expectations and (pound)9 million higher than the equivalent four month period in the previous year, primarily as a result of lower power purchase costs in the Domestic Electric business.

Interest, Taxation, Earnings and Dividends (1999-00)

Interest and Taxation

The net interest charge of (pound)243 million was (pound)82 million higher than in 1998-99 due to the continued investment in capital expenditure and the impact of our share buy-back programme offset by the benefit of the proceeds received from the partial flotation of Thus. This interest charge includes (pound)16 million of exceptional charges arising from changes to the group's debt portfolio. The average interest rate for the UK businesses during the year was 7.9%, versus 8.0% in 1998-99. The inclusion of PacifiCorp increased the interest charge by (pound)50 million, with an average interest rate in the four month period of 7.0%. Interest cover before exceptional items and goodwill amortisation remained prudent at 4.2 times against 5.0 times in the prior year. Including exceptional items, interest cover was 5.9 times.
     The taxation charge for the year was (pound)215 million, (pound)74 million higher than 1998-99. This amount includes an exceptional tax charge of (pound)56 million, primarily as a result of the gain on the partial flotation of Thus. The effective tax rate in the UK fell to 21.5% from 22.0% in the previous year. PacifiCorp's effective rate was 23.4%, resulting in a consolidated effective rate of 21.6% for the year.

Earnings and Dividends

The profit after tax for the year including the effect of goodwill amortisation and exceptional items amounted to (pound)943 million, an increase of (pound)441 million. Excluding the impact of exceptional items, profit after tax increased by (pound)43 million (or 9%) to (pound)545 million. With a weighted average 1,390 million shares in issue during the year, earnings per share were 41.40 pence, a reduction of 2.6% on the previous year. The impact of consolidating four months trading from PacifiCorp was mildly dilutive, as a result of the relative seasonality of profitability to our UK businesses. Earnings per share from the UK businesses were 43.11 pence, 1.4% higher than the equivalent figure last year.
     Net exceptional gains of (pound)470 million before interest and tax ((pound)398 million after interest and tax) are reflected in the Accounts for the year to March 2000, resulting in an improvement to group earnings per share of 28.63 pence.

Table 16 - PacifiCorp (1999-00 and 1998-99)
-------------------------------------------------------------------------------------------------------------------------
                                             External     External                 Operating       Operating
                                             turnover     turnover                    profit   profit/(loss)
                                              1999-00      1998-99                   1999-00         1998-99
                                             (pound)m     (pound)m            %     (pound)m        (pound)m            %
-------------------------------------------------------------------------------------------------------------------------
Domestic Electric                               691.9        705.3           (2)       149.5           146.8            2
Other                                            19.8         33.6          (41)         2.2            (3.9)         n/a
----------------------------------------  -----------  -----------  -----------  -----------     -----------  -----------
Total                                           711.7        738.9           (4)       151.7           142.9            6
----------------------------------------  -----------  -----------  -----------  -----------     -----------  -----------

Figures for PacifiCorp for 1998-99 represent the external turnover and operating profit for the four months to 31 March 1999 and have been included for comparative purposes only.


51  Annual Report & Accounts/Form 20-F

The final quarter dividend of 6.20 pence per share brought the total dividends per share for the year to 24.80 pence, an increase of 10.2%, consistent with our dividend aim for the period to March 2000. Group dividend cover, excluding exceptional items and goodwill amortisation, decreased to 1.7 times from 1.9 times in the previous year. From April 2000 we aim to grow dividends by 5% per annum in nominal terms for each of the next three financial years.

Capital Expenditure and Cash Flow

Capital Expenditure

The group continued to invest in its businesses with net capital expenditure for 1999-00 of (pound)886 million, an increase of (pound)132 million over 1998-99, including four months of PacifiCorp and the continued emphasis on growth in Thus.

   In the UK generation and infrastructure businesses, capital expenditure was (pound)583 million, a decrease of (pound)35 million on 1998-99. Capital expenditure in Generation Wholesale was (pound)42 million, of which (pound)9 million related to the development of gas storage facilities at Hatfield Moor and (pound)11 million on the development of windfarms. In Power Systems, net capital expenditure for the year amounted to (pound)175 million, a decrease of (pound)39 million on 1998-99. The Distribution business spent (pound)82 million to improve the quality and reliability of the electricity supply to customers, and (pound)69 million on expanding the network to meet demand for new electricity supply. In Transmission, (pound)24 million was invested to reinforce and refurbish specific parts of the overhead line system and on network expansion to support new business opportunities. Capital expenditure in Southern Water, including infrastructure renewal expenditure, amounted to (pound)353 million, (pound)6 million higher than 1998-99.
This included (pound)226 million as part of the ongoing programme to ensure compliance with the higher standards set by European Union Directives on the quality of bathing water, urban wastewater discharges and sludge disposal. Investment was also undertaken to improve security of supply, increase the availability of water resources and reduce leakage in line with Water Summit commitments. Major wastewater treatment works include Dover & Folkestone ((pound)18 million spend in 1999-00) and Hastings bathing water improvements ((pound)15 million spend in 1999-00). Construction is well under way on projects to improve bathing water quality in the Solent area via the Portsmouth and Havant scheme ((pound)53 million spend in 1999-00) and the Seaclean Wight scheme ((pound)30 million spend in 1999-00).

   In the UK telecom and customer businesses, capital expenditure was (pound)209 million, an increase of (pound)73 million on 1998-99, primarily as a result of continued network expansion in Thus to deliver the anticipated growth within the business. In Energy Supply, capital expenditure of (pound)41 million mainly reflects additional expenditure on the development of information and customer billing systems within the liberalised electricity and gas markets. Capital expenditure in Thus amounted to (pound)161 million, with (pound)110 million associated with the expansion of network reach and capacity. A further(pound)26 million of spend was attributable to the Internet and interactive business, with (pound)13 million of the remainder spent on information systems. Appliance Retailing's capital expenditure totalled (pound)7 million, most of which related to the opening of new stores.

   Capital expenditure in PacifiCorp amounted to (pound)94 million in the four months since the date of acquisition. Of this expenditure, (pound)57 million related to the electricity network. In the Distribution business the expenditure focused on improving the quality and reliability of the electricity supply to customers, and on expanding the network to meet demand for new electricity supply. In Transmission, investment was made to reinforce and refurbish specific parts of the overhead line system and on network expansion to support new business opportunities. The Power Supply business spent (pound)22 million, primarily on thermal and hydro generation projects, with expenditure in other PacifiCorp businesses totalling (pound)15 million.

Cash Flow

Net cash inflow from operations increased from (pound)945 million to (pound)1,118 million, due to the contribution of four months operations of PacifiCorp.

   Net interest paid of (pound)256 million was (pound)106 million higher than 1998-99, with increases due to PacifiCorp and the higher debt level experienced until the partial flotation of Thus in November 1999. There was an increase in ordinary tax paid of (pound)61 million, in part due to PacifiCorp taxes. Free cash flow for the group of (pound)705 million was (pound)3 million higher than the equivalent figure in 1998-99.

   From this was funded the capital expenditure programme of (pound)842 million, an increase of (pound)159 million on last year due to PacifiCorp, and increases in Telecoms and Southern Water.

   The gain from the partial disposal of Thus generated a net cash inflow of (pound)1,030 million, after expenses. Dividends paid to shareholders amounted to (pound)406 million, up from (pound)253 million last year, due to the switch to quarterly dividend payout and the increase in the shareholder base. A share buy-back took place in the year to give a more efficient capital structure and cost a total of (pound)302 million. Further details of the share buy-back are given on page 125.

   Net debt at 31 March 2000 was(pound)4,842 million, an increase of(pound)2,421 million compared with a year ago, principally due to the acquired debt of PacifiCorp and the share buy-back programme, offset by proceeds from the partial flotation of Thus.

   Gearing (net debt/shareholders' funds) at 31 March 2000 was 76%, reduced from 124% at 31 March 1999.


52  Annual Report & Accounts/Form 20-F

Overview (1998-99)

Key group financial information is shown in Table 17.
   Group turnover grew during the year by (pound)114 million to (pound)3,242 million, an increase of 4%. This was due mainly to growth in the developing residential gas area and telecommunications business. Gas and other energy sales were up by (pound)77 million to (pound)240 million, reflecting our continuing success in gaining new customers in the residential market, and the total sales of Telecoms were almost doubled at (pound)220 million.
   The rise in overall turnover, together with continued strong control over operating costs, led to higher operating profit of (pound)804 million, up (pound)19 million.
   The net interest charge increased by (pound)14 million to (pound)161 million, mainly due to the impact on debt of the two windfall tax payments in December 1997 and December 1998, totalling (pound)317 million, and the continued capital expenditure programme.
   Profit before tax grew by (pound)5 million to (pound)645 million. At (pound)142 million, the ordinary tax charge represented an effective tax rate of 22.0%, reduced from 23.7% in the previous year.
   Earnings per share amounted to 42.52 pence, a rise of 3.0% on a comparable basis. The final dividend of 15.00 pence per share brought the total dividend per share for the year to 22.50 pence, an increase of 10.3%. This was in line with our dividend aim for the period to March 2000. Dividend cover reduced marginally to 1.9 times from 2.0 times the previous year.
   Free cash flow for the year, before windfall tax, was (pound)702 million, a reduction of (pound)32 million, reflecting working capital increases in our developing gas and telecommunications businesses. The group invested (pound)754 million in capital projects during the year, (pound)97 million more than in the previous year. This investment was primarily to improve the quality of the infrastructure assets in our electricity and water and wastewater services businesses, and to support the growth of our telecommunications business.
   Net debt increased from (pound)1,953 million to (pound)2,421 million, mainly due to the continuing capital investment programme. Gearing at 31 March 1999 increased to 124% compared to 114% in the previous year. Interest cover remained prudent at 5.0 times.

Business Reviews (1998-99)

UK Generation and Infrastructure Businesses
The key financial information is shown in Table 18.

Generation Wholesale
In the Generation Wholesale business turnover decreased in the year to (pound)219 million. Wholesale turnover reduced in the year, down 7% to (pound)185 million, with higher export volumes, up by 442 GWh to 6,049 GWh, offset by lower Pool prices. Agency sales were 3% lower at 1,010 GWh.
   The profit in Generation was (pound)115 million in the year, down (pound)16 million compared with 1997-98. Higher electricity volumes were sold at lower prices, both to our Energy Supply business and to the wholesale market. In addition there were higher capacity and transmission charges. Interconnector capacity was increased in the year, with volumes up by 8%, but with contribution unchanged due to reductions in Pool prices.

Power Systems
Power Systems increased turnover by (pound)7 million to (pound)101 million and operating profit by more than (pound)6 million to (pound)351 million. Transmission increased operating profit by (pound)3 million to (pound)84 million, due to price increases allowed under the regulatory formula. Distribution profits improved by (pound)3 million, as a result of higher distribution revenues from allowed price increases, higher sales volumes and a more favourable mix of units sold. Further business cost reductions were achieved, which partially offset increased depreciation charges and new industry costs associated with the operation of the competitive electricity market.

Southern Water
Southern Water's contribution to group turnover fell by(pound)13 million to(pound)440 million, due entirely to the previous year's disposal of non-core businesses. Turnover in the regulated business increased to (pound)439 million, a rise of (pound)19 million compared to the previous year, due to higher prices to fund the capital expenditure programme.
   Southern Water contributed more than (pound)21 million of additional operating profit, mainly

Table 17 - Key Group Financial Information (1998-99 and 1997-98)
------------------------------------------------------------------------------------------------------------------------
                                                                              1998-99      1997-98         Difference
                                                                             (pound)m     (pound)m   (pound)m          %
------------------------------------------------------------------------------------------------------------------------
Turnover                                                                      3,242.3      3,128.2      114.1          4
=========================================================================    ========     ========   ========   ========
Operating profit                                                                802.8        785.1       17.7          2
Operating profit (before exceptional items and goodwill amortisation)           804.0        785.1       18.9          2
=========================================================================    ========     ========   ========   ========
Profit before tax                                                               643.8        639.6        4.2          1
Profit before tax (before exceptional items and goodwill amortisation)          645.0        639.6        5.4          1
=========================================================================    ========     ========   ========   ========
Free cash flow                                                                  702.2        733.8      (31.6)        (4)
=========================================================================    ========     ========   ========   ========
Earnings per share                                                              42.42p       14.41p     28.01p       194
Earnings per share (before exceptional items and goodwill amortisation)         42.52p       41.28p      1.24p         3
=========================================================================    ========     ========   ========   ========
Dividends per share                                                             22.50p       20.40p      2.10p        10
=========================================================================    ========     ========   ========   ========


53  Annual Report & Accounts/Form 20-F

Table 18 - UK Generation and Infrastructure Businesses (1998-99 and 1997-98)
-------------------------------------------------------------------------------------------------------------------------------
                                                External      External                     Operating     Operating
                                                turnover      turnover                        profit        profit
                                                 1998-99       1997-98                       1998-99       1997-98
                                                (pound)m      (pound)m            %         (pound)m      (pound)m            %
-------------------------------------------------------------------------------------------------------------------------------
Generation Wholesale                               219.0         249.5          (12)           115.3         130.8          (12)
Power Systems                                      101.4          94.6            7            350.6         344.2            2
Southern Water                                     439.5         452.6           (3)           262.2         240.7            9
Other                                               60.7          39.1           55              4.0          14.6          (73)
--------------------------------------------  ----------    ----------   ----------       ----------    ----------   ----------
Total                                              820.6         835.8           (2)           732.1         730.3           --
===============================================================================================================================

from increased revenues and continuing cost savings of (pound)10 million delivered by the acquisition transition plan during 1998-99. These savings offset the additional (pound)7 million costs of new obligations arising from the construction and operation of new wastewater treatment plants. Year-on-year, Southern Water's operating profit increased by 9% from (pound)241 million to (pound)262 million. All non-core businesses have been sold and, together with property sales, have realised (pound)129 million, (pound)29 million ahead of the target set at acquisition.

Other
The group's other UK infrastructure
businesses increased their turnover by(pound)21 million to (pound)60 million. Underlying operating profit performance in these other businesses was in line with 1997-98, which was impacted by several one-off items.

UK Telecom and Customer Businesses The key financial information is shown in Table 19.

Energy Supply
Sales of electricity to customers in the home area in Scotland were (pound)1,116 million, an increase of (pound)5 million on the previous year. Volumes increased in the year by 1.4% to 19,831 GWh, primarily due to more normal winter weather following the unusually mild winter in 1997-98. Sales in the competitive market in the home area in Scotland were broadly in line with the previous year, despite prices being lower in the residential and commercial sectors, and because of continued competition in the industrial sector.
   Sales of electricity in England & Wales outside our home areas reduced by (pound)16 million to (pound)137 million, with lower sales volumes outside our home territories as a result of exiting from loss-making business in this area.
   Manweb area turnover fell by (pound)64 million. The benefits of lower costs were passed on to residential and business customers through reduced tariffs. The effect on profit from tariff reductions to the residential and small business sectors, some (pound)20 million, was more than offset by improved performance elsewhere in the commercial and industrial sector, arising from exiting from loss-making business.
   Gas and other sales in Energy Supply increased by (pound)93 million to (pound)154 million, mainly as a result of our success in winning customers in the new residential gas markets.
   Operating profit in Energy Supply increased by (pound)14 million to (pound)57 million due to increasing residential gas margins and improved performance in the out of area market.
   In the home area in Scotland operating profit reduced by (pound)2 million to (pound)36 million, with lower generation costs more than offset by price reductions to customers and the costs of operating in the competitive electricity market. The impact of competition on financial performance in our home area market was not significant. Outside our home areas in England & Wales a break-even result was recorded despite absorbing (pound)3 million of capture costs for new residential electricity customers won in this market. Margins were improved despite the competitive pressures in the large business sector of this market, primarily as a result of lower Pool prices and exit from loss-making contracts.
   In the commercial and residential gas markets the operating loss of (pound)16 million reflected customer capture costs of (pound)17 million, increased costs from serving the expanded customer base, in part offset by the margins obtained from supplying new gas customers in the residential sector.
   Operating profit for Manweb Energy Supply increased by (pound)9 million to (pound)37 million.

Telecoms
Total sales in Telecoms increased by (pound)107 million to (pound)220 million, including a contribution to group turnover of (pound)49 million from Demon Internet for the period since acquisition. External turnover in Telecoms increased by (pound)99 million to (pound)181 million.
   Telecoms' contribution to group operating profit was (pound)11 million, up from (pound)5 million in 1997-98. The improvement in operating profit reflects the increased volume of network traffic and growth in the provision of Internet services, resulting from our acquisition of Demon Internet on 1 May 1998.

Appliance Retailing
The Appliance Retailing business, despite the poor market conditions during the year, increased its turnover to (pound)288 million due to new store openings, with like-for-like sales falling by 6%.
   Operating profit in the Appliance Retailing business was (pound)4 million, (pound)4 million lower than the previous year as a result of difficult market conditions in this sector throughout 1998-99.


54  Annual Report & Accounts/Form 20-F

Table 19 - UK Telecom and Customer Businesses (1998-99 and 1997-98)
-------------------------------------------------------------------------------------------------------
                           External      External                   Operating    Operating
                           turnover      turnover                      profit       profit
                            1998-99       1997-98                     1998-99      1997-98
                           (pound)m      (pound)m             %      (pound)m     (pound)m            %
-------------------------------------------------------------------------------------------------------
Energy Supply               1,953.4       1,935.9             1          56.7         42.4           34
Telecoms                      180.7          82.1           120          11.5          4.7          145
Appliance Retailing           287.6         274.4             5           3.7          7.7          (52)
----------------------  -----------   -----------   -----------   -----------  -----------  -----------
Total                       2,421.7       2,292.4             6          71.9         54.8           31
======================  ===========   ===========   ===========   ===========  ===========  ===========

Interest, Taxation, Earnings and Dividends (1998-99)

Interest and Taxation

The net interest charge of (pound)161 million was (pound)14 million higher than in 1997-98. This was due mainly to the full-year effect of increased debt on payment of the first instalment of the windfall tax in December 1997, and part-year impact from the second instalment, paid in December 1998. Changes to the group's debt portfolio were made during the year to take advantage of falling interest rates and to extend the maturity profile of the group's borrowings. As a result, the average interest rate for the group during the year was 8.0%, compared to 8.4% in 1997-98. Interest cover remained prudent at 5.0 times, against 5.3 times in the prior year. The effective tax rate was reduced to 22.0% from 23.7% in the previous year due largely to higher capital allowances on the current mix and level of capital expenditure.

Earnings and Dividends

The profit after ordinary tax for the year amounted to (pound)503 million, an increase of (pound)15 million or 3%. Profit after ordinary tax and goodwill amortisation for the year amounted to (pound)502 million, compared to (pound)488 million in 1997-98. With a weighted average 1,185 million shares in issue during the year, earnings per share were 42.52 pence, an increase of 3% on a comparable basis.

   The final dividend of 15.00 pence per share brought the total dividend per share for the year to 22.50 pence, an increase of 10.3%. The full-year dividend was covered 1.9 times by earnings, versus 2.0 times in 1997-98. This increase in dividend was in line with our dividend aim for the period to March 2000.

Treasury

The treasury focus during the year was on further refinancing of the group's debt to minimise interest payments and reduce risk. The group continues to ensure that borrowings are financed from a variety of competitive sources and that committed facilities are available both to cover uncommitted borrowings and to meet the financing needs of the group in the future.

   Following the acquisition of PacifiCorp the group's external borrowings are sourced in two separate pools of similar size. In the UK, ScottishPower UK plc
(SPUK) continues to be the finance vehicle for the bulk of the UK activities. In the US, most of the debt is issued by PacifiCorp. In both cases regulatory constraints apply to financing activities. Scottish Power plc is not permitted to borrow from its subsidiaries and is currently financed by way of dividends. It has no external borrowing facilities at present.

   In the UK under SPUK's Euro-Medium Term Note (EMTN) Programme, established in November 1997, several issues were undertaken during the financial year. These included a (pound)200 million, 10-year, 6.625% issue in July 1999 and a (pound)50 million, 5.75%, 40-year issue in December 1999. In addition to these, there were 11 other smaller issues with maturities between one and 30 years. Cumulative issues outstanding under the programme now total $2,353 million against a programme limit of $4,000 million. SPUK will continue to issue bonds under the programme which allows the UK part of the group continued access to a variety of funding sources and the ability to tap market demand as and when appropriate. As part of the UK strategy to develop new funding sources, a (pound)50 million facility with the European Investment Bank (EIB) was signed for Manweb plc in February 2000. Total borrowings from the EIB now amount to just over (pound)300 million with a further (pound)50 million available but undrawn.
   The refinancing activity, together with the partial disposal of Thus, has reduced short-term debt and permitted a reduction in bank facilities. In March 2000 notice was given to reduce SPUK's revolving credit facility to (pound)1,500 million. This facility matures in June 2001 and it is likely that it will be refinanced during the financial year ending 31 March 2001. The facility acts principally as committed support for issues of commercial paper.


55  Annual Report & Accounts/Form 20-F

In the US there has been no significant financing activity since the completion of the merger with PacifiCorp.

   The group continues to manage its interest rate exposure by maintaining the majority of its debt at fixed rates of interest, either directly by means of fixed rate debt issues or by use of interest and cross currency swaps. The use of derivative financial instruments relates directly to underlying anticipated indebtedness. The group treasury operates strictly within policies set out by the Board and is subject to regular examination by Internal Audit. The group's continuing policy is to maintain at least 75% of its anticipated year end debt at fixed interest rates. Following the partial disposal of Thus, mentioned above, SPUK undertook a series of transactions in order to bring the debt fixed/variable mix back into line with this policy. PacifiCorp also has a policy of maintaining at least 75% of its capitalisation at fixed rates of interest. In recognition of the long life of the group's assets and anticipated indebtedness and to create financial efficiencies, the group has entered into borrowing agreements for periods out to 2039. In addition SPUK has entered into derivative contracts, swaptions, to a notional value of (pound)250 million which may result in fixed interest rates of between 4.00% and 4.25% for periods out to 2030 on this notional amount. At 31 March 2000, the interest rate on some 78% (UK 77%, US 78%) of debt was fixed and the interest rate on a further 3% of total borrowings was capped (all UK).

   The weighted average period of maturity of year end fixed debt and swaps was 11 years (UK 10 years, US 13 years), while the forward cover on capped debt was for an average period of some two years (all UK). Accordingly, changes in floating interest rates will have a limited impact on interest payable by the group.

   Credit ratings have now stabilised following the merger and the various regulatory reviews in the UK. Both SPUK and PacifiCorp have credit ratings published by Moody's Investor Services, Standard & Poor's and Duff & Phelps Credit Rating Co. SPUK's long-term ratings are now A1, A and A+ from the three agencies respectively. PacifiCorp's senior secured debt is rated A2, A+, A and its unsecured debt is rated A3, A-, A-. Short-term ratings of P-1, A-1 and D-1 apply to both companies. PacifiCorp Group Holdings has slightly lower ratings although they remain investment grade.

   Following the acquisition of PacifiCorp, the significance of foreign currency risk has risen. The treasury's role in managing the various aspects of this risk is discussed below.

Quantitative and Qualitative Disclosures about Market Risk

Market Rate Sensitive Instruments and Risk Management

The following discussion about the group's risk management activities includes "forward looking" statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward looking statements.

   The tables in Note 22 (pages 93 to 98) summarise the financial instruments, derivative instruments and derivative commodity instruments held by the group at 31 March 2000, which are sensitive to changes in interest rates, foreign exchange rates and commodity prices.
The group uses interest rate swaps, forward foreign exchange contracts and other derivative instruments to manage the primary market exposures associated with the underlying assets, liabilities and committed transactions. The group uses these instruments to reduce risk by essentially creating offsetting market exposures. The instruments held by the group are not leveraged and are not held for financial trading purposes.

Financial Instruments and Risk Management

Overview

The main financial risks faced by the group are interest rate risk, exchange rate risk and Pool/electricity price risk. The Board has reviewed and agreed policies for managing each of these risks as summarised below. In order to mitigate the risks identified the Board has endorsed the use of financial instruments. The financial instruments endorsed for use by the Board include swaps, both interest rate and cross currency, swaptions, caps, forward rate agreements, forward contracts and contracts for differences. The group treasury, which is authorised to conduct the day-to-day treasury activities of the group, reports annually to the Board and is subject to internal audit. In the UK The Energy Trading Centre, which is authorised to carry out activities to manage the group's Pool price risk, reports monthly to a risk committee which is comprised of three executive directors and an external consultant. Pool price risk is defined as the possibility that a change in the cost of electricity from the Pool will either reduce the proceeds of electricity sold to the Pool or increase the cost of electricity purchased from the Pool.

   In the US, Wholesale Energy Services (WES), with assistance from the Risk Management Group, is authorised to carry out activities to manage PacifiCorp's market price risk. WES reports monthly to a risk committee comprised of four executives and an external consultant.

Interest Rate Risk Management

The group continues to access funding opportunities in the major global markets in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate,


56  Annual Report & Accounts/Form 20-F
to convert the obligations and payments into fixed or floating rate functional currencies. The exposure to fluctuating interest rates is managed by using a spectrum of financial instruments to maintain a majority of the group's debt portfolio at fixed rates. This involves either issuing fixed rate debt or swapping floating rate debt obligations into fixed rates by either interest rate swaps or a string of forward rate agreements ("FRA"). Flexibility in the fixed/floating mix is maintained by using interest rate caps that protect the group should rates rise, i.e. above the strike price, while maintaining the potential benefit should interest rates fall. The overall policy framework with regards to the fixed/floating debt mix has been approved by the Board. At 31 March 2000, 78% (1999:77%) of the group's debt was either issued as fixed or converted to fixed rates using interest rates swaps. No FRAs were outstanding as at 31 March 2000.

   All transactions are undertaken to manage the risks arising from underlying activities and no speculative trading is undertaken. The counterparties to these instruments generally consist of financial institutions and other bodies with good credit ratings, i.e. "AA" rated by any one of the following: Standard & Poor's, Moody's or Fitch IBCA. Although the group is potentially exposed to credit risk in the event of non-performance by counterparties, such credit risk is controlled through credit rating reviews of the counterparties and by limiting the total amount of exposure to any one party to levels agreed by the Board. The group does not believe that it is exposed to any material concentration of credit risk.

Foreign Exchange Risk Management

Following the acquisition of PacifiCorp the significance of foreign currency risk has risen. Cross border trade-related cash flows remain limited to the impact of capital equipment and fuel and are not significant in terms of the overall size of the group. The dividend stream which flows from PacifiCorp to the holding company can be sold forward on a graduated basis for periods up to three years in order to minimise the effect of fluctuations in the (pound)/$ exchange rate. The group's US net assets are not matched by borrowing in US dollars and all SPUK's debt is either denominated in sterling or, if originally denominated in currencies other than sterling, is swapped to sterling. PacifiCorp's debt is almost entirely issued in US dollars, the only exception being funding for the US group's Australian operations. The Australian operations have either issued debt directly in Australian dollars or US dollars swapped into Australian dollars. The functional currency borrowings within PacifiCorp act as a partial hedge of the foreign currency exposure for the group.

Liquidity Risk Management

The group's policy is to ensure that debt maturities are spread over a wide range of maturities, thereby ensuring that the group is not subject to excessive refinancing risk in any one year. The group has undrawn committed revolving credit facilities totalling (pound)2,627 million, as at 31 March 2000, which provide backstop liquidity should the need arise.

Energy Price Risk Management

UK Business

Almost all electricity generated in England & Wales must be sold to the Pool, and electricity suppliers including Manweb must likewise buy electricity from the Pool for resale to their customers. The Pool was established at the time of privatisation in England & Wales for bulk electricity trading between generators and suppliers. ScottishPower participates in the Pool by exporting/importing electricity to/from England & Wales via the interconnector. The Pool is operated under a Pooling and Settlement Agreement to which all licensed generators and suppliers of electricity in Great Britain are party.

   The group has procedures in place to minimise exposure to Pool price variations, that is, the possibility that a change in Pool prices will reduce the proceeds of electricity sold to the Pool or increase the cost of electricity purchased from the Pool. These procedures involve SPUK and its subsidiary Manweb entering into contracts for differences (CfDs). In general, the terms of CfDs are such that contracts are settled monthly (or more frequently) in arrears by reference to actual half-hourly Pool prices. During the year ended 31 March 2000, around 90% of the group's exposure to Pool prices was hedged in this way. Cover is built up throughout the year and at 31 March 2000 a significant proportion of the group's exposure to Pool price variations for the following financial year is covered.

   The group has also entered into some longer term (in excess of one year) arrangements to protect against the volatility of electricity prices. These arrangements have the potential to be increased as the business grows and the time period covered will be reviewed on an ongoing basis.

   These CfDs involve a degree of credit risk. That is the risk that the counterparty to the CfD defaults on settlement. The group controls credit risk arising from holding CfDs through credit approvals, limits and monitoring procedures.

New Electricity Trading Arrangements (NETA)

The group will continue to minimise exposure to electricity price variations, that is, the possibility that a change in electricity prices will reduce the proceeds of electricity sold or increase the cost of electricity purchased when the new electricity arrangements are introduced.

57  Annual Report & Accounts/Form 20-F

US Business

PacifiCorp's approach concerning its Domestic Electric operations is to position its system (resources and loads) within position limits outlined in its internal risk management policies and procedures. Price risk is mitigated primarily through the use of forward purchase and sales contracts that balance the system monthly. Exchange and capacity agreements also help ensure the reliability of resources.

Creditor Payment Policy and Practice

In the UK, the group's current policy and practice concerning the payment of the majority of its trade creditors is to follow the Better Payment Practice Code. Copies of the Code may be obtained from the Department of Trade and Industry. For all other suppliers, the group's policy and practice is to settle terms of payment when agreeing the terms of the transaction, to include the terms in contracts and to pay in accordance with its contractural and legal obligations.

 The group's creditor days at 31 March 2000 for its UK businesses and US businesses were 33 days and 35 days, respectively.

Going Concern

The directors confirm that the company remains a going concern on the basis of its future cash flow forecasts.

Year 2000

ScottishPower established its UK group-wide Year 2000 programme in 1997 and as at 31 March 2000 had spent approximately (pound)33 million. PacifiCorp commenced its own Year 2000 programme in 1996 and as at 31 March 2000 had spent $29 million ((pound)18 million). These programmes sought to manage the effects that Year 2000 issues may have had on the group's operations. The group moved into the year 2000 and through the 29 February 2000 leap year date without any significant problems. The directors do not consider there to be any significant residual risks in relation to Year 2000 issues.

Accounting Developments

During the past year, the Accounting Standards Board (ASB) issued one new standard, namely FRS 16 `Current taxation'. This standard has no material effect on this year's Accounts.

   The ASB continued to issue a number of exposure drafts and discussion papers over the last 12 months. These documents, particularly dealing with deferred taxation and pensions, propose significant changes that could materially impact future years' accounts. The underlying economics of our business would, however, not be impacted.

   Details of the new accounting pronouncements issued in the United States, which have been applied for the first time this year in determining our US GAAP results, are set out in Note 35 on page 117. We also refer, in that note, to current proposals, which may impact on our future US GAAP results.

European Economic and Monetary Union and the Impact of the euro

European Economic and Monetary Union (EMU) commenced on 1 January 1999 with the introduction of a new currency, the euro.

   The group's businesses are almost totally UK and US focused, with very few sales or purchases denominated in currencies other than sterling or US dollars. As a result, while the United Kingdom remains outside EMU, the group will be affected to only a very minor extent by the introduction of the euro. A project team has been established to review the impact of the first wave of EMU on customers and suppliers and to formulate the group's response. The project group is also considering the implications of potential UK membership of EMU.

   The benefits of a new integrated capital market have been recognised and the group has already issued commercial paper denominated in euros and will consider issuing bonds in euros in due course.

UK GAAP to US GAAP Reconciliation

The consolidated Accounts of the group are prepared in accordance with UK Generally Accepted Accounting Principles ("GAAP") which differs in significant respects from US GAAP. Reconciliations of profit and equity shareholders' funds between UKGAAP and US GAAP are set out in Note 35 to the Accounts. Under US GAAP the profit for the year to March 2000, after charging an extraordinary item, net of tax, of (pound)11 million, was (pound)882 million compared to (pound)455 million in the previous year. Earnings per share, excluding the extraordinary item, under US GAAP were 64.26 pence compared to 38.39 pence in 1998-99. In accordance with USGAAP, earnings per share are stated based on US GAAP earnings, without adjustments for the impact of the exceptional items, other than those which are classified as extraordinary items under US GAAP, and goodwill amortisation. The inclusion of exceptional items, other than those which are classified as extraordinary items under US GAAP, in the determination of earnings per share in accordance with US GAAP increased earnings by (pound)409 million or 29.43 pence per share for the current financial year. The inclusion of goodwill amortisation decreased earnings by (pound)71 million or 5.12 pence per share in 1999-00 and by (pound)30 million or 2.53 pence per share in 1998-99.

   Equity shareholders' funds under US GAAP amounted to (pound)7,030 million at 31 March 2000 compared to (pound)2,461 million at 31 March 1999. This increase reflects principally the acquisition of PacifiCorp during the year.

58  Annual Report & Accounts/Form 20-F

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Certain matters discussed in this document are "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 and any rules, regulations or releases of the Securities and Exchange Commission with respect thereto (the "PSLRA"). Forward-looking statements in this document include, but are not limited to, statements in: "Business Strategy" relating to ScottishPower's intent to build future business in the UK and the US; "UK Businesses - Customer Sales and Services" relating to the strategy to build the existing energy base while releasing more value from the home and meeting the electricity supply and service obligations of ScottishPower and Manweb under their respective PES licences; "Energy Supply - Appliance Retailing" with respect to the plan to open another 14 superstores in 2000-01; "Energy Supply - e-business" relating to those Internet businesses' expected operation launch in the summer of 2000; "Other UK Businesses - Information Systems" with respect to the joint venture to be undertaken with SAIC; "US Business - Transition Plan" relating to the initiatives which will give an annual savings of $300 million in operating expenses and $250 million in capital investment as well as transform PacifiCorp into one of the 10 most efficient US investor-owned utilities; "US Business - Proposed Asset Additions and Dispositions" with respect to the approval sought from FERC, expected to be received during the first half of 2000; "US Business - Projected Demand" relating to the expected annual growth in retail kWh from 2001-04; "Environment - Environmental Regulation of Generation Activities" with respect to the group's ability to achieve the environmental improvements required by potential future limits arising from the pending IPC review without materially constraining operational and commercial flexibility; "Environment - General" relating to the belief by ScottishPower that it has taken and continues to take measures to comply with applicable laws and regulations for the protection of the environment; "Environment - US Environmental Legislation" with respect to the belief that the anticipated costs associated with future remedial actions will not be material to the group's consolidated financial results; and "Investor Information" with respect to the stated dividend aim to achieve 5% nominal growth for each of the next three years; and that PacifiCorp will enhance earnings per share next year before exceptional items and goodwill amortisation.

   ScottishPower wishes to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements.

ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. In addition to the important factors described elsewhere in this document, the following important factors, among others, could affect the group's actual future:

- the level of competition within ScottishPower's, and Manweb's home electricity supply markets, including without limitation competition from other RECs and generators, the level of competition in the Pool, the level of competition in PacifiCorp's market and the overall demand for services;

- any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

- future levels of industry generation and supply, demand and pricing, political stability and economic growth in the relevant areas in which the group has operations;

- the availability of acceptable quality fuel at favourable prices;

- the ability of ScottishPower and PacifiCorp to integrate their business successfully; and

- development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Summary

These financial results reflect another year of significant progress for the group. Value has been created for our shareholders from the partial flotation of Thus and the impact of the PacifiCorp acquisition, and PacifiCorp is expected to be earnings enhancing in 2000-01 before exceptional items and goodwill amortisation. Continued cost efficiency in our energy and water businesses leave the group well placed to beat efficiency targets set by the regulators and we continue to perform strongly in the competitive energy markets. Interest and dividend covers remain prudent and debt remains under tight control. The results demonstrate the group's ability to create shareholder value in an increasingly competitive marketplace.



/s/ David Nish


David Nish
Finance Director                    4 May 2000


59  Annual Report & Accounts/Form 20-F

Executive Directors

Sir Ian Robinson (58) was appointed Chief Executive in March 1995. He was awarded a Knighthood in the Millennium New Year's Honours List for his services to the Electricity Industry. He was previously with Trafalgar House plc, where he was Chief Executive of John Brown and a main Board director. He is a Fellow of the Royal Academy of Engineering and a Fellow of the Institution of Chemical Engineers. He is a non-executive director of RMC Group plc and Chairman of the Scottish Advisory Task Force on Welfare to Work.

Ian Russell (47) was appointed Deputy Chief Executive in November 1998, having previously been appointed Finance Director in April 1994 and serving in both capacities from November 1998 to December 1999. In his present capacity, he is responsible for UK and US operations and is also non-executive Chairman of Thus plc. He is a member of the Institute of Chartered Accountants of Scotland, having trained with Thomson McLintock, and has held senior finance positions with HSBC and Tomkins plc. He is a non-executive director of Scottish Investment Trust plc and Scottish Knowledge plc.

Charles Berry (48) joined ScottishPower in November 1991 and was appointed to the Board on 1 April 1999. He is Executive Director Customer Sales & Services, with responsibility for the Energy Supply, Electricity Trading and Appliance Retailing businesses and also with responsibility at Board level for regulatory matters. He is also a non-executive director of Thus plc. He was previously Group Development Director of Norwest Holst, a subsidiary of Compagnie General des Eaux, and prior to that held management positions within subsidiaries of Pilkington plc.

David Nish (39) joined ScottishPower in September 1997 as Deputy Finance Director and was appointed to the Board as Finance Director on 13 December 1999. He is responsible for the group's Finance, Treasury, Taxation and Internal Audit functions. Prior to joining ScottishPower, he was a partner with Price Waterhouse. He is a member of the Institute of Chartered Accountants of Scotland and a member of its Qualifications Board.

Alan Richardson (53) joined ScottishPower in July 1991 and was appointed to the Board on 1 April 1999. In November 1999 he was appointed Chief Executive Officer of PacifiCorp upon completion of the merger. He was formerly Managing Director Power Systems, with responsibility for the Distribution businesses in Scotland and Manweb. He was previously Director and General Manager of both The Bushing Company Limited and Reyrolle Limited. He is a Fellow of the Institution of Electrical Engineers. Since moving to the US, he has been appointed to the Oregon Business Council.

Ken Vowles (58) joined ScottishPower in September 1990 and was appointed to the Board in September 1994. He is Executive Director UK Power Operations and is responsible in that capacity for Generation, Power Systems, Technology and Contracting Services, and for safety and environmental policy on a group-wide basis. He is also Chairman of Manweb. He has over 30 years' experience of the power generation industry, having previously served with the Central Electricity Generating Board and with National Power plc. He is a Fellow of the Institution of Electrical Engineers, a Fellow of the Institution of Mechanical Engineers, and a member of the Power Generation Committee of the Association of Edison Illuminating Companies in the US.

Board of Directors
Charles Berry and Alan Richardson joined the Board on 1 April 1999. Sir Ronald Garrick retired on 30 April 1999 and Duncan Whyte resigned from the Board on 31 May 1999. Charles Miller Smith was appointed Deputy Chairman on 1 August 1999, and then Chairman on 1 April 2000, following Murray Stuart's retirement. Keith McKennon, Nolan Karras and Robert Miller joined the Board on 30 November 1999 and on 13 December 1999, David Nish was appointed Finance Director. In accordance with the Articles of Association, Charles Miller Smith, Keith McKennon, Nolan Karras, Robert Miller and David Nish retire from office at the Annual General Meeting and, being eligible, offer themselves for election. In addition, Sir Peter Gregson, Ewen Macpherson and Sir Ian Robinson retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Sir Ian Robinson has a service contract terminable by the company upon two years' notice.

For the purposes of the Annual Report on Form 20-F, the following are regarded as officers of the company.

------------------------------------------------------------------------------------------------------------
Name                    Title                                     Age         Date appointed to current post
------------------------------------------------------------------------------------------------------------
Julian Brown            Director of Corporate Strategy            50          1 April 1997
Sue Clark               Director of Corporate Affairs             35          1 January 1996
Andrew Mitchell         Group Secretary                           48          1 July 1993
Paul Pagliari           Group Human Resources Director            40          11 January 1999
James Stanley           Group Commercial and Legal Director       45          1 March 1996



60  Annual Report & Accounts/Form 20-F

Non-executive Directors

Charles Miller Smith (60) joined the Board as Deputy Chairman on 1 August 1999 and was appointed Chairman on 1 April 2000. He is Chairman of ICI and a non-executive director of HSBC Holdings plc.

Keith McKennon (66) joined the Board as Deputy Chairman on 30 November 1999. He is a director of PacifiCorp, and formerly served as Chairman from 1994 and as President and Chief Executive Officer from 1998 until November 1999. Prior to joining PacifiCorp, he had a long career with Dow Chemical Company until 1994. He is a director of the Oregon Historical Society and a member of the Oregon State University President's Advisory Council.

Mair Barnes (55) joined the Board in April 1998. She is a non-executive director of Abbey National plc and the South African companies, Wooltru Limited and Woolworths Holdings Limited, and was previously Managing Director of Woolworths plc.

Sir Peter Gregson GCB (63) joined the Board in December 1996 and was nominated in 1999 as the senior independent non-executive director. He was previously Permanent Secretary of the Department of Energy from 1985 to 1989 and then Permanent Secretary of the Department of Trade and Industry until his retirement in June 1996. He is a non-executive director of Woolwich plc and Deputy Chairman of the Board of Companions of the Institute of Management.

Nolan Karras (55) joined the Board as a non-executive director on 30 November 1999. He is a director of PacifiCorp, and formerly served as Chairman of the PacifiCorp Board's Personnel Committee. He is President of The Karras Company, Inc., and a Registered Principal for Raymond James Financial Services. He is Chief Executive Officer of Western Hay Company, Inc., and a non-executive director of Beneficial Life Insurance Company and American General Savings Bank. He also served as a Member of the Utah House of Representatives from 1981 to 1990, and as Speaker of the Utah House of Representatives from 1989 to 1990.

Ewen Macpherson (58) joined the Board in September 1996 and is Chairman of the Remuneration Committee. In July 1997, he retired as Chief Executive of 3i Group plc, which he joined in 1970. He is Chairman of Glynwed International plc and a non-executive director of Booker plc, Foreign & Colonial Investment Trust plc, The Law Debenture Corporation plc and Pantheon International Participations plc.

Robert Miller (56) joined the Board as a non-executive director on 30 November 1999. He is a director of PacifiCorp, and formerly served as Chairman of the PacifiCorp Board's Finance Committee. He was elected Chairman and Chief Executive Officer of Rite Aid Corp in December 1999, having previously been Vice Chairman of The Kroger Company from May to December 1999 and, prior to that, President and Chief Executive Officer of Fred Meyer, Inc., since 1997, and Chairman since 1991.

John Parnaby CBE (62) joined the Board in September 1994 and is Chairman of the Audit Committee. He retired in October 1997 as Group Director and Director of Geared Systems Inc. of LucasVarity plc, having previously been Sector Managing Director and Group Director - Technology. He is a non-executive director of Jarvis plc. He is also a past President of the Institutions of Electrical and
                  ----
Manufacturing Engineers, a member of the Councils of the Royal Academy of Engineering and Aston University and a member of the Management Committee of the UK Government Innovative Manufacturing Initiative.


Members of the Audit Committee
John Parnaby (Chairman)
Sir Peter Gregson
Ewen Macpherson
Robert Miller
Charles Miller Smith

Members of the
Nomination Committee
Charles Miller Smith (Chairman)
Mair Barnes
Sir Peter Gregson
Keith McKennon
Sir Ian Robinson

Members of the
Remuneration Committee
Ewen Macpherson (Chairman)
Mair Barnes
Sir Peter Gregson
Nolan Karras
Keith McKennon
John Parnaby



61   Annual Report & Accounts/Form 20-F

The company is committed to the highest standards of corporate governance and this statement describes how the relevant principles of governance are applied to the company. Throughout the year the company has been in compliance with t he provisions set out in the Combined Code for Corporate Governance as adopted by the London Stock Exchange.

Board of Directors
There is a well-established division of authority and responsibility at the most senior level within the company through the separation of the roles of Chairman and Chief Executive. There are currently six executive and eight non-executive directors (including a non-executive Chairman) on the Board. Sir Peter Gregson is the senior independent non-executive director. With the exception of the Chairman, all non-executive directors are considered by the Board to be independent.

The non-executive directors are from varied business and other backgrounds, and all directors have the benefit of induction visits and briefings following their appointment to the Board. Their experience allows them to exercise independent judgement on the Board and their views carry substantial weight in Board decisions. They contribute to the company's strategy and policy formulation, in addition to monitoring its performance and its executive management. The non-executive directors are appointed for a specified term; reappointment is not automatic, and each non-executive director's position is subject to review prior to the expiry of his or her term of office.

The Board meets on a regular basis and has a schedule of matters concerning key aspects of the company's activities which are reserved to the Board for decision. The Board exercises full control over strategy, investment and capital expenditure. In addition, individual executive directors have specific responsibilities for such matters as health, safety, environment and regulation. All directors have access to the Company Secretary, who is responsible for ensuring that all Board procedures are observed. Any director wishing to do so, in furtherance of his or her duties, may take independent professional advice at the company's expense.

Board Committees
The Board has four principal standing committees: namely, the Audit Committee, Nomination Committee, Remuneration Committee and Executive Management Committee. The composition, purpose and function of each of these committees are described below.

Audit Committee
The Audit Committee is comprised of non-executive directors only and is chaired by John Parnaby. It has a remit to review the company's accounting policies, internal control and financial reporting, and makes recommendations on these matters to the Board for decision. It also considers the appointment and fees of the external auditors.

Nomination Committee
The Nomination Committee is chaired by the Chairman of the Board with, as members of the Committee, the Chief Executive and three independent non-executive directors. It has a remit to consider and make recommendations to the Board on all new appointments of directors, having regard to the overall balance and composition of the Board; to consider and approve the remit and responsibilities of the executive directors; and to review and advise upon issues of succession planning and organisational development.

Remuneration Committee
The Remuneration Committee is comprised exclusively of independent non-executive directors and is chaired by Ewen Macpherson. It has a remit to consider and make recommendations on Board remuneration policy and, on behalf of the Board, to determine specific remuneration packages for each of the executive directors. In discharging its remit, the Committee has regard to the provisions of the Combined Code and has as an objective the aim of providing packages to attract, retain and motivate executive directors of the quality required; to judge the company's position in matters of remuneration policy and practice relative to other companies; and to take into account wider issues of pay-setting. It also has responsibility for the company's bonus and incentive schemes. The Remuneration Report for 1999-00 is set out on pages 64 to 70.

Executive Management Committee
The Executive Management Committee comprises the Chief Executive and all other executive directors, together with the Group Human Resources Director and, in attendance, the Company Secretary. Operational control and implementation of group strategy and policy are responsibilities delegated by the Board to the Chief Executive, who is supported by the Committee in the discharge of these functions. Major issues and decisions are reported monthly to the Board.

Internal Control
The Combined Code has introduced a requirement that the directors review the effectiveness of the group's system of internal control, including operational, compliance and risk management as well as financial controls. In September 1999, the Institute of Chartered Accountants in England & Wales issued `Internal
Control: Guidance for Directors on the Combined Code' ("the Guidance") otherwise referred to as the `Turnbull report'. This Guidance was issued with the support and endorsement of the London Stock Exchange and provides guidance to permit compliance with principle D2 of the Combined Code.
   In response to the publication of the above Guidance, the directors have reviewed the existing processes for identifying and evaluating the significant risks affecting the business and the adequacy of the prevention, monitoring and modification practices in place for those risks.



62  Annual Report & Accounts/Form 20-F

As a result of this review the risk management methodology has been enhanced to provide a clearer link between the management of risk and the achievement of business objectives, with defined responsibilities for the management of those risks. The methodology now provides the framework to ensure that key controls are embedded into business processes. The risk management and internal control system will allow the directors to fully comply with the Combined Code within the accounting period ending 31 March 2001.
   In November 1999 Thus was floated on the London Stock Exchange and its Annual Report in respect of the year ended 31 March 2000 describes the system of internal control in operation. The directors of Thus have adopted the transitional approach for compliance with the Combined Code as set out in the letter from the London Stock Exchange at the end of September 1999. The directors of Thus expect to be fully compliant with the requirements of the Combined Code as regards internal control by the middle of the year ending 31 March 2001. For PacifiCorp, immediate action was taken to secure controls over critical areas of risk following completion of the acquisition in November 1999; the full process of risk management described above will be implemented in the year ending 31 March 2001.
   In reporting on internal control, the directors have adopted the transitional approach in respect of the Combined Code as set out in the Guidance from the London Stock Exchange at the end of September 1999 and confirm that they have reviewed the effectiveness of the group's systems of internal financial control. The key features of the control system in operation which accord with that Guidance are described below.

Control Environment
The company is committed to ensuring that a proper control environment is maintained. There is a commitment to competence and integrity, and to the communication of ethical values and control consciousness to managers and employees. Human Resources policies underpin that commitment by a focus on enhancing job skills and promoting high standards of probity among staff. In addition, the appropriate organisational structure has been developed within which to control the businesses and to delegate authority and accountability, having regard to acceptable levels of risk.

Identification and Evaluation of Risks and Control Objectives
The company's strategy is to follow a prudent risk policy, effectively managing exposures where appropriate. The Executive Management Committee undertakes a specific exercise quarterly to identify and assess the key risks to the group and to assess the adequacy of the prevention, monitoring and modification practices in place for those risks. The managing directors of each business and corporate function heads are required to undertake the same process using a consistent and well defined methodology in respect of their business or function and to report the results to the Executive Management Committee which is responsible for reviewing the output for completeness and accuracy. The consolidated results of these reviews are reported to the Board to enable the directors to review the effectiveness of the system of internal control. Regular reports about significant risks and associated control and monitoring procedures are made to the Executive Management Committee. It is a key requirement of the procedures that a written certificate is provided annually by the Managing Director and Finance Manager of each business confirming that they have reviewed the effectiveness of the system of internal control during the year.

Information and Communication
Business managing directors report regularly on operating performance to the relevant executive director with line responsibility. A monthly report is prepared for the Executive Management Committee and for the Board on the performance of the group and its businesses. The report compares actual results with budgets and forecasts and covers key performance indicators, both financial and non-financial.

Control Procedures
Accounting policies for the group are set out in a finance policies and procedures manual. There is a formal process throughout the group by which specific levels of delegated authority to incur capital and revenue expenditure are set, and there are well-established procedures for the preparation, approval and monitoring of budgets. The effectiveness of controls over the key transaction cycles, and the exercise of delegated authority, are subject to regular internal audit. Periodic detailed review by the Finance Director of the accounting records of each business reinforces a focused approach to control throughout the group's finance functions. Energy trading is monitored by the Risk Committees, and the Investment Committees review major capital expenditure projects. In addition, the group has established procedures to ensure compliance with laws and regulations which have significant financial implications and employs specialist staff to deal with legal, regulatory, environmental, human resource, health and safety matters.

Monitoring and Corrective Action
The Executive Management Committee reviews quarterly the key risks facing the group and the controls and monitoring procedures for these. Operation of the group's control and monitoring procedures is reviewed and tested by the group's internal audit function under the supervision of the Head of Internal Audit, reporting to the Finance Director and with access to the Chairman of the Audit Committee. Internal audit reports and recommendations on the group's procedures are reviewed regularly by the Audit Committee. As part of their external audit responsibilities, the external auditors also provide reports to the Audit Committee on the operation of the group's internal financial control procedures.


63   Annual Report & Accounts/Form 20-F

Remuneration Committee
The ScottishPower Board is responsible for determining the remuneration policy for the ScottishPower group. The Remuneration Committee determines the detail of remuneration arrangements for executive directors and reviews proposals in respect of other senior executives. The Remuneration Committee consists of independent non-executive directors. Its members, who have no personal financial interest, other than as shareholders, in the matters considered by the Committee, are Ewen Macpherson (Chairman), Mair Barnes, Sir Peter Gregson, Nolan Karras, Keith McKennon and John Parnaby. The Committee is advised internally and externally, in order to assist in determining and developing its policies. Committee members are paid a fee and expenses, but do not receive any other remuneration from the company. Details of the remuneration of all non-executive directors are set out in Table 20. The Committee's policy and disclosures on directors and senior management remuneration are set out below. Following the flotation of Thus in November 1999, in accordance with good corporate governance principles, the Thus Board has established a separate Remuneration Committee which determines the details of remuneration arrangements for that company.

Executive Remuneration Policy
ScottishPower's remuneration policy is to ensure that the rewards for executives and directors attract and retain executives of high quality, who have the requisite skills and are incentivised to achieve performance which exceeds that of our competitors. Furthermore, the objective is to ensure that incentive schemes are in line with best practice and promote the interests of our shareholders.

   The Committee considers the introduction of a Personal Shareholding Policy for executives and senior managers to be in the best interests of shareholders. Concurrent with the introduction of proposed changes in the Long Term Incentive Plan the company proposes to introduce a Personal Shareholding Policy, further aligning the interests of executives and senior managers with those of shareholders. Under this policy, executive directors will normally be expected to build up and retain a minimum holding of shares with a value of the order of their annual base salary. The Chief Executive will normally be expected to build up and retain a higher multiple of the order of one and one-half times annual base salary.

   In setting remuneration levels, the Committee commissioned an independent evaluation of the roles of the executive, and also of the next levels of management within the company. The Committee has also continued to take independent advice from external remuneration consultants on market-level remuneration, based on comparison with companies of similar size and complexity. In considering the comparator companies, the consultants have included a number of other utilities but have not restricted their study solely to utilities.

   After careful consideration, the Committee is of the view that the remuneration policy stated for the company is appropriate. In line with its objectives to build an international multi-utility business, ScottishPower has recruited a number of executives with key business skills, and hence a reward structure broadly equivalent to other large UK listed companies with international operations is necessary.

Competitiveness of Remuneration
The Committee believes that to attract and retain key executives of high calibre, the remuneration package it offers must be market-competitive. The remuneration strategy is to adopt a market median position on all senior management remuneration packages and to provide packages above the market median only where supported by demonstrably superior personal performance. As the company evolves and establishes a presence in new business sectors, such as e-businesses, remuneration packages will be developed to reflect the prevailing market practice in each business environment. This positioning will be established drawing on advice from independent remuneration consultants and internal advisers.

   The Committee takes a balanced view of remuneration, considering each element relative to the market and, in the past, has realigned elements of the package to reflect market conditions or changes in market practice. In the last five years, annual bonus arrangements have been further strengthened, so that targets reflect shareholder value and focus on improvements to business performance. In July 1996, shareholders approved the introduction of a Long Term Incentive Plan, which replaced all future grants of executive share options.

Base Salaries
The Committee sets the base salary for each executive director by reference to individual performance through a formal appraisal system and to external market data, based on job evaluation principles and reflecting similar roles in other comparable companies.

Annual Performance-related Bonus
Executive directors and senior management participate in the company's performance-related pay schemes. All payments under the schemes are non-pensionable and non-contractual and are subject to the approval of the Committee.

The 1999-00 scheme for executive directors provided a bonus of a maximum of 50% of salary, with up to a maximum of 25% of base salary determined by the company's performance. Measurement is by reference to a matrix of performance against targets of earnings per share and return on capital employed, to reflect shareholder value. The balance of the bonus, a maximum of 25% of base salary, is linked to each executive's achievement of key strategic objectives,



64   Annual Report & Accounts/Form 20-F
both short-term and long-term. Objectives are set annually and performance against these is reviewed on a six-monthly basis.
   The bonus structure is reviewed annually to ensure that it reflects the priorities of the business. The 1999-00 review of annual bonus arrangements confirmed that, while these forms of arrangement are widespread within the UK, the amounts achievable at the `on target' and maximum levels of performance required adjustment to bring them more into line with the FTSE 100 comparator group. As a consequence, the bonus maximum for executive directors in the coming year (2000-01) will be 75% of base salary. One-half of the bonus will be determined by measurement against earnings per share performance targets. The balance of the bonus is linked to each executive's achievement of key strategic objectives.
   Objectives are set annually and performance against these is reviewed on a six-monthly basis. In order to strengthen the alignment with shareholder interests, concurrent with this change, two-thirds of any bonus payment will be paid as previously and the remaining one-third will be paid in shares, the receipt of which will be deferred for a three-year period.
   Executive directors did not participate in the Inland Revenue-approved Profit Related Pay Scheme which was introduced in April 1995. The Profit Related Pay Scheme ceased to operate on 31 March 2000.

Share Option Schemes
The company no longer operates an executive share option scheme. The last grant of executive share options to executive directors was in May 1995. The share option scheme was replaced by the company's Long Term Incentive Plan. Existing options remain exercisable.
   The company operates a savings-related share option scheme ("the Sharesave Scheme"), which is open to all UK-based permanent employees. Under this scheme, options are granted over ScottishPower shares at a discount of 20% from the prevailing market price at the time of grant to eligible employees who agree to save up to (pound)250 per month over a period of three or five years.
   The Sharesave Scheme was introduced in 1991 for a period of 10 years. If the scheme is to continue beyond 2001, the approval of shareholders is required. A resolution is therefore proposed for shareholders to approve a new Sharesave Scheme to replace the existing Scheme. The resolution is contained in the Notice of the Meeting together with a description of the Scheme.

Long Term Incentive Plan
The company operates a Long Term Incentive Plan for executive directors and other senior managers. The plan links the management rewards to shareholders' interests, and focuses on long-term corporate performance.
   Under the current plan, awards to acquire shares in ScottishPower at nil or nominal cost are made to the participants up to a maximum value equal to 60% of base salary. The award will vest only if the Committee is satisfied that certain performance measures are met. These relate to the sustained underlying financial performance of the company and customer service standards, including those set by Ofgem and OFWAT.
   The number of shares which vest is dependent upon the company's comparative total shareholder return performance, over a three-year performance period. Half of each award will be measured against the constituent companies of the FTSE 100 Index and half against the electricity and water sectors.
   The current arrangements provide for a percentage of each half of the award to vest depending upon the company's ranking within the relevant comparator group as follows: 100% if the company ranks in the top decile; 90% if the company ranks in the second decile; 80% if the company ranks in the third decile; 60% if the company ranks in the fourth decile; 40% if the company ranks in the fifth decile; and no award is made if the company ranks in the sixth decile or lower.
   Following vesting, the existing awards must be held for a further year before they may be exercised. The plan participant may acquire the vested shares at any time after the fourth year up to the seventh year after the grant of the award.
   It is some four years since the current Long Term Incentive Plan was introduced and since then there have been changes in both market practice and the structure and scale of our business. With the acquisition of PacifiCorp some 40% of the company's revenues are now generated in the United States. The Board believes the company must have in place incentive plans that are competitive for senior executives with international responsibilities.
   The approval of shareholders is being sought at the Annual General Meeting on 28 July 2000 for amendments to our Long Term Incentive Plan to bring them more into line with long-term incentive arrangements operated by major UK companies. The following amendments are being proposed to shareholders: to make an increase in the maximum award for executive directors from the current level of 60% to 75% of annual base salary; for awards to become exercisable after the third anniversary of grant; and to permit, at the discretion of the Remuneration Committee, the early exercise of an award where a participant, whose employment has ceased and whose award would have been exercisable, dies prior to the exercise of that award.
   A resolution is contained in the Notice of Meeting, which contains a description of the proposed amendments.

All-Employee Share Ownership Plan
The Government has announced plans to introduce a new Inland Revenue approved all-employee share ownership plan for UK-based employees with a minimum of 12 months'



65  Annual Report & Accounts/Form 20-F
service. The legislation required to establish the plan is expected to be enacted in July or August 2000. The approval of shareholders to establish an All-Employee Share Ownership Plan (ESOP) is being sought at the Annual General Meeting on 28 July 2000, conditional upon Inland Revenue approval, which will itself be conditional upon the enactment of the enabling legislation.
A resolution is contained in the Notice of Meeting together with a description of the proposed plan.

Pension
The executive directors, and other senior management of the company, are provided with pension benefits through the company's main pension scheme, and through an executive top-up pension plan which provides a maximum pension of two-thirds of final salary on retirement at age 63, reduced where service to age 63 is less than 20 years. Pensionable salary is base salary in the 12 months prior to leaving the company.
   Individuals who joined the company on or after 1 June 1989 are subject to the Inland Revenue earnings cap, introduced by the Finance Act 1989. Entitlement above the cap cannot be provided through the company's approved pension benefits, and therefore arrangements on an unapproved basis have been made to provide total benefits for executives affected by the legislation as though there was no cap. The total liability in respect of executives and senior employees arising in relation to unapproved benefits accrued for service for the year to 31 March 2000 was (pound)600,000.
   The normal retirement age is 63, apart from the Chief Executive who has a planned retirement age of 60 by special agreement at the time he joined the company. The planned retirement date for the Chief Executive is May 2002. The Trustee body of the Executive Top-Up Plan is chaired by the Chairman of the company. The Committee has reported the pension expense in accordance with the requirements of the London Stock Exchange. Pension costs detailed in the Accounts are calculated as the cost of providing benefits accrued in 1999-00.

Benefits
Executive directors are eligible for a range of benefits on which they are assessed for tax. These include the provision of a company car, fuel, private medical provision and permanent health insurance. Senior executives, depending upon grade, are eligible for certain of these benefits.
   As with salary, the level of benefits is reviewed annually through surveys from independent consultants. Practice varies as to the composition of these items amongst the comparator group and the company's benefits are broadly in line with the practice of the group. The company provides all levels of UK staff, including executive directors and certain pensioners, with a discount on merchandise sold by its Appliance Retailing business.

Service Contracts
Existing executive directors appointed before 1 April 1999 have service contracts terminable by the company on two years' notice (prior to September 1994, notice periods were three years) and by the individuals concerned on 12 months' notice. The Committee believes that it remains appropriate for these executive directors to continue to be on two-year rolling contracts. Executive directors Charles Berry, David Nish and Alan Richardson were appointed to the Board on or after 1 April 1999; these appointments have service contracts terminable on one year's notice from both parties.
   None of the executive directors' service contracts provides for pre-determined amounts of compensation in the event of early termination. The company's policy on early termination is to emphasise the duty to mitigate to the fullest extent practicable. Senior managers within the company have notice periods ranging from six months to one year.

External Non-executive Appointments
The company encourages its directors to become non-executive directors of other companies, provided that these are not with competing companies, are not likely to lead to any conflicts of interest, and do not require extensive commitments of time which would prejudice their roles within ScottishPower. This serves to add to their personal and professional experience and knowledge, to the benefit of ScottishPower. Any fees derived from such appointments may be retained by the executives.

Remuneration Policy for Non-executive Directors
The remuneration of non-executive directors is determined by the Board and consists of fees for their service in connection with the Board and Board Committees. Additional fees are also payable for chairing Board Committees. The non-executive directors do not have service contracts, are not members of the company's pension scheme and do not participate in any bonus, share option or other profit or long-term incentive scheme. Full details of the remuneration of the directors are contained in Table 20.

Compensation of Directors and Officers
For US reporting purposes, it is necessary to provide information on compensation and interests for directors and officers. The aggregate amount of compensation paid by the group to all directors and executive officers of ScottishPower, as a group, was (pound)4,284,126.
   During 1999-00 the aggregate amount set aside or accrued by the group to provide pension, retirement or similar benefits for directors and officers of ScottishPower pursuant to any existing plan provided or contributed to by the group was (pound)846,100.



66   Annual Report & Accounts/Form 20-F

Interest of Management in Certain Transactions
There have been no material transactions during the group's three most recent financial years, nor are there presently proposed to be any material transactions to which ScottishPower or any of its subsidiaries was or is a party and in which any director or executive officer, or 10% shareholder, or any relative or spouse thereof or any relative of such a spouse, who had the same home as such person or who is a director or executive officer of any parent or subsidiary of ScottishPower, has or is to have a direct or indirect material interest.
   During the group's three most recent financial years there has been no, and at present there is no, outstanding indebtedness to ScottishPower or any of its subsidiaries owed or owing by any director or executive officer of the group or any associate thereof.

Directors' Interests
Other than as disclosed, none of the directors had a material interest in any contract of significance with the company and its subsidiaries during or at the end of the financial year. The directors' interests, all beneficial, in the ordinary shares of the company, including interests in options under the company's Executive and Sharesave Schemes and awards under the Long Term Incentive Plan, are shown on pages 68 to 70.

Directors' and Officers' Liability Insurance
The company maintains liability insurance for the directors and officers of the company and its subsidiaries.

Directors' Emoluments and Interests

Total Emoluments
Table 20 provides a breakdown of the total emoluments of the Chairman and all the directors in office during the year ended 31 March 2000.

Directors' Pension Benefits
Details of pension benefits earned by the executive directors during the year are shown in Table 21.


Table 20 - Directors' Emoluments 1999-00

----------------------------------------------------------------------------------------------------------------
                                                            Basic               Benefits      Total       Total
                                                           salary     Bonuses    in kind       2000        1999
                                                          (pound)     (pound)    (pound)    (pound)     (pound)
----------------------------------------------------------------------------------------------------------------
Chairman and executive directors
Murray Stuart (retired 31 March 2000)                     211,667           -     17,963     229,630     216,863
Sir Ian Robinson                                          448,000     221,000     19,611     688,611     515,293
Ian Russell                                               356,667     247,125     24,705     628,497     426,985
Charles Berry (appointed 1 April 1999)                    186,667      72,333     15,960     274,960           -
Mike Kinski (resigned 7 April 1998)                             -           -          -           -      13,276
David Nish (appointed 13 December 1999)                    60,109      26,298      4,335      90,742           -
Alan Richardson (appointed 1 April 1999)*                 186,667     107,000      1,694     295,361           -
Ken Vowles                                                256,667      99,458     12,583     368,708     280,193
Duncan Whyte (resigned 31 May 1999)                        39,167           -      2,515      41,682     316,920
------------------------------------------------------  ---------  ----------  ---------  ----------  ----------
                                                        1,745,611     773,214     99,366   2,618,191   1,769,530
------------------------------------------------------  ---------  ----------  ---------  ----------  ----------
Non-executive directors (fees and expenses)
Keith McKennon (appointed 30 November 1999)                21,511           -     11,264      32,775           -
Charles Miller Smith (appointed 1 August 1999)             41,333           -      1,461      42,794           -
Mair Barnes                                                29,000           -      1,997      30,997      28,462
Sir Ronald Garrick (retired 30 April 1999)                  2,958           -          -       2,958      30,555
Nolan Karras (appointed 30 November 1999)                   9,243           -     10,638      19,881           -
Sir Peter Gregson                                          32,500           -      2,412      34,912      33,375
Ewen Macpherson                                            36,500           -      2,007      38,507      36,412
Robert Miller (appointed 30 November 1999)                  9,243           -          -       9,243           -
John Parnaby                                               35,875           -      3,748      39,623      31,715
------------------------------------------------------  ---------  ----------  ---------  ----------  ----------
Total                                                   1,963,774     773,214    132,893   2,869,881   1,930,049
------------------------------------------------------  ---------  ----------  ---------  ----------  ----------


Other emoluments - executive directors
* Alan Richardson received an additional (pound)124,300 in respect of foreign service allowance and other essential costs associated with his assignment as CEO, PacifiCorp, based in the United States of America.

   The emoluments of the highest paid director (Sir Ian Robinson) excluding pension contributions were (pound)688,611 (1999 (pound)515,293). In addition, gains on exercise of share options during the year by Sir Ian Robinson amounted to (pound)nil (1999 (pound)592,966). Pensions contributions made by the company under approved pension arrangements for Sir Ian Robinson amounted to (pound)nil (1999 (pound)nil). Sir Ian Robinson also has an entitlement under the unapproved pension benefits described further in Table 21, note
   (iii). The total liabilities for the 15 executives and senior employees arising in relation to unapproved benefits for service for the year to 31 March 2000 was (pound)600,000 (1999 (pound)448,600). All benefits for the above are provided on a defined benefit basis.


67   Annual Report & Accounts/Form 20-F

Remuneration Report of the Directors

Table 21 - Defined Benefits Pension Scheme 1999-00


---------------------------------------------------------------------------------------------------------------------
                                                                                                       Transfer value
                                                                                                         of increases
                                                                       Additional                    after indexation
                                                                          pension                             (net of
                                                   Transferred in       earned in         Accrued          directors'
                                                         benefits        the year     entitlement       contribution)
                                                          (pound)         (pound)         (pound)             (pound)
---------------------------------------------------------------------------------------------------------------------
Chairman and executive directors
Murray Stuart (retired 31 March 2000)                         --               --              --                  --
Sir Ian Robinson                                         124,990           43,582         226,904             799,754
Ian Russell                                                9,788           20,331          73,746             249,308
Charles Berry (appointed 1 April 1999)                      --             15,391          45,830             193,868
David Nish (appointed 13 December 1999)                   16,931            7,297          28,099              66,490
Alan Richardson (appointed 1 April 1999)                    --             17,275          55,148             265,504
Ken Vowles                                               109,347           29,295         154,000             481,960
Duncan Whyte (resigned 31 May 1999)                       66,036               62         113,725                  --
===============================================   ==============     ============    ============    ================

(i) The accrued entitlement of the highest paid director (Sir Ian Robinson) was(pound)226,904 (1999(pound)180,080).

(ii) The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year. Members of the group's schemes have the option of paying additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

(iii) Executives who joined the company on or after 1 June 1989 are subject to the earnings cap introduced in the Finance Act 1989. Pension entitlements which cannot be provided through the company's approved schemes due to the earnings cap are provided through unapproved pension arrangements. Full details are included in the Remuneration Report. The pension benefits disclosed above include approved and unapproved pension arrangements.

(iv) The pension figures for David Nish allow for a full year's pension accrual.

(v) The increase in accrued pension during the year allows for an increase in inflation of RPI as measured at December 1999 (1.8%) except in the case of Duncan Whyte who left service on 31 May 1999.

(vi) The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11, less directors' contributions.

(vii) Transferred in benefits represent pension rights accrued in respect of previous employments.


Table 22 - Directors' Interests in Shares as at 31 March 2000


                                                 Ordinary Shares         Share Options           Share Options
                                                     as at            (Executive) as at        (Sharesave) as at
                                                31.3.00    1.4.99     31.3.00      1.4.99     31.3.00      1.4.99
                                                       or date of              or date of              or date of
                                                      appointment             appointment             appointment
---------------------------------------     ---------------------    --------------------    --------------------
Murray Stuart (retired 31.3.00)                15,000      15,000           -           -           -           -
---------------------------------------     ---------------------    --------------------    --------------------
Sir Ian Robinson                               67,412      57,412           -           -       6,581       6,581
---------------------------------------     ---------------------    --------------------    --------------------
Ian Russell                                    25,912      15,612           -           -           -       6,300
---------------------------------------     ---------------------    --------------------    --------------------
Charles Berry (appointed 1.4.99)                3,520           -           -       5,134       2,232       3,849
---------------------------------------     ---------------------    --------------------    --------------------
David Nish (appointed 13.12.99)                 2,250           -           -           -       2,215       2,215
---------------------------------------     ---------------------    --------------------    --------------------
Alan Richardson (appointed 1.4.99)              5,107         295       1,450       1,450       4,457       5,404
---------------------------------------     ---------------------    --------------------    --------------------
Ken Vowles                                    119,327     117,327           -           -       5,501       5,501
---------------------------------------     ---------------------    --------------------    --------------------
Keith McKennon (appointed 30.11.99)           111,462     111,462     580,000+    580,000+          -           -
---------------------------------------     ---------------------    --------------------    --------------------
Charles Miller Smith (appointed 1.8.99)        11,000           -           -           -           -           -
---------------------------------------     ---------------------    --------------------    --------------------
Mair Barnes                                     1,400           -           -           -           -           -
---------------------------------------     ---------------------    --------------------    --------------------
Nolan Karras (appointed 30.11.99)              15,331      15,331           -           -           -           -
---------------------------------------     ---------------------    --------------------    --------------------
Sir Peter Gregson                                 975         905           -           -           -           -
---------------------------------------     ---------------------    --------------------    --------------------
Ewen Macpherson                                 5,000       5,000           -           -           -           -
---------------------------------------     ---------------------    --------------------    --------------------
Robert Miller (appointed 30.11.99)              9,944       9,944           -           -           -           -
---------------------------------------     ---------------------    --------------------    --------------------
John Parnaby                                    7,002       6,692           -           -           -           -
---------------------------------------     ---------------------    --------------------    --------------------

                                                      Long Term
                                                 Incentive Plan as at
                                                31.3.00          1.4.99
                                                             or date of
                                                            appointment
                                          Vested**Potential*Potential**
---------------------------------------   --------------------------------
Murray Stuart (retired 31.3.00)               --        --        --
---------------------------------------   --------------------------------
Sir Ian Robinson                          36,072   142,689   147,295
---------------------------------------   --------------------------------
Ian Russell                               27,055   106,617   107,279
---------------------------------------   --------------------------------
Charles Berry (appointed 1.4.99)           9,420    43,346    37,810
---------------------------------------   --------------------------------
David Nish (appointed 13.12.99)               --    22,210    22,210
---------------------------------------   --------------------------------
Alan Richardson (appointed 1.4.99)         9,661    44,863    39,672
---------------------------------------   --------------------------------
Ken Vowles                                19,324    78,194    77,869
---------------------------------------   --------------------------------
Keith McKennon (appointed 30.11.99)           --        --        --
---------------------------------------   --------------------------------
Charles Miller Smith (appointed 1.8.99)       --        --        --
---------------------------------------   --------------------------------
Mair Barnes                                   --        --        --
---------------------------------------   --------------------------------
Nolan Karras (appointed 30.11.99)             --        --        --
---------------------------------------   --------------------------------
Sir Peter Gregson                             --        --        --
---------------------------------------   --------------------------------
Ewen Macpherson                               --        --        --
---------------------------------------   --------------------------------
Robert Miller (appointed 30.11.99)            --        --        --
---------------------------------------   --------------------------------
John Parnaby                                  --        --        --
---------------------------------------   --------------------------------

* These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of performance criteria as approved by shareholders in connection with the Long Term Incentive Plan.

** These shares represent the number of shares the directors are entitled to receive when the Long Term Incentive Plan award is exercisable after the fourth anniversary of grant calculated according to the performance criteria measured over the three-year performance period.

+ On 9 February 1999, PacifiCorp granted to Keith McKennon under the PacifiCorp Stock Incentive Plan, stock options to acquire 250,000 shares of PacifiCorp Common Stock at an option price of $19 with a three-year vesting period, (commencing one year after the grant date) and a 10-year exercise period. Following the completion of the merger with PacifiCorp, these options were converted to options to acquire 145,000 ScottishPower ADSs. One ScottishPower ADS equates to four ordinary shares and therefore the option, expressed in ordinary shares is over 580,000 ordinary shares.


68   Annual Report & Accounts/Form 20-F

Table 23 - Directors' Interests in Performance and Other Share Plans

------------------------------------------------------------------------------------------------------------------------------------
                    At 1 April 1999                                        Option                 Market
                        (or date of                                  At  exercise                  price        Date
                        appointment                            31 March     price       Date  at date of  from which
                          if later)  Granted Exercised  Lapsed#    2000   (pence)  exercised    exercise exercisable  Expiry date
------------------------------------------------------------------------------------------------------------------------------------
Long Term Incentive Plan
  Sir Ian Robinson           51,533        -         -  15,461   36,072       nil                           9 Aug 00     8 Aug 03
                             53,846        -         -       -   53,846       nil                          16 May 01    15 May 04
                             41,916        -         -       -   41,916       nil                           7 May 02     6 May 05
                                      46,927         -       -   46,927       nil                          10 May 03     9 May 06
                           -------- -------- --------- ------- -------- --------- ----------- ----------- ---------- ------------
                            147,295   46,927         -  15,461  178,761
========================== ======== ======== ========= ======= ======== ========= =========== =========== ========== ============
Ian Russell                  38,650        -         -  11,595   27,055       nil                           9 Aug 00     8 Aug 03
                             36,923        -         -       -   36,923       nil                          16 May 01    15 May 04
                             31,706        -         -       -   31,706       nil                           7 May 02     6 May 05
                                      37,988         -       -   37,988       nil                          10 May 03     9 May 06
                           -------- -------- --------- ------- -------- --------- ----------- ----------- ---------- ------------
                            107,279   37,988         -  11,595  133,672
========================== ======== ======== ========= ======= ======== ========= =========== =========== ========== ============
Charles Berry (appointed
  1 April 1999)              13,458        -         -   4,038    9,420       nil                           9 Aug 00     8 Aug 03
                             13,269        -         -       -   13,269       nil                          16 May 01    15 May 04
                             11,083        -         -       -   11,083       nil                           7 May 02     6 May 05
                                      18,994         -       -   18,994       nil                          10 May 03     9 May 06
                           -------- -------- --------- ------- -------- --------- ----------- ----------- ---------- ------------
                             37,810   18,994         -   4,038   52,766
========================== ======== ======== ========= ======= ======== ========= =========== =========== ========== ============
David Nish (appointed 13
  December 1999)             10,479        -         -       -   10,479       nil                           7 May 02     6 May 05
                             11,731        -         -       -   11,731       nil                          10 May 03     9 May 06
                           -------- -------- --------- ------- -------- --------- ----------- ----------- ---------- ------------
                             22,210        -         -       -   22,210
========================== ======== ======== ========= ======= ======== ========= =========== =========== ========== ============
Alan Richardson (appointed
  1 April 1999)              13,803        -         -   4,142    9,661       nil                           9 Aug 00     8 Aug 03
                             14,423        -         -       -   14,423       nil                          16 May 01    15 May 04
                             11,446        -         -       -   11,446       nil                           7 May 02     6 May 05
                                      18,994         -       -   18,994       nil                          10 May 03     9 May 06
                           -------- -------- --------- ------- -------- --------- ----------- ----------- ---------- ------------
                             39,672   18,994         -   4,142   54,524
========================== ======== ======== ========= ======= ======== ========= =========== =========== ========== ============
Ken Vowles                   27,607        -         -   8,283   19,324       nil                           9 Aug 00     8 Aug 03
                             27,692        -         -       -   27,692       nil                          16 May 01    15 May 04
                             22,570        -         -       -   22,570       nil                           7 May 02     6 May 05
                                      27,932         -       -   27,932       nil                          10 May 03     9 May 06
                           -------- -------- --------- ------- -------- --------- ----------- ----------- ---------- ------------
                             77,869   27,932         -   8,283   97,518
========================== ======== ======== ========= ======= ======== ========= =========== =========== ========== ============

Footnote
Awards made to directors under the Long Term Incentive Plan on 5 May 2000 were as follows: Sir Ian Robinson 58,153; Ian Russell 45,000; Charles Berry 25,384;
David Nish 23,076; Alan Richardson 25,384; Ken Vowles 31,153.

---------------------------------------------------------------------------------------------------------------------------------
Executive Share Option Scheme
Charles Berry (appointed
  1 April 1999)                 659        -       659       -        -     454.8  11 May 99       554.5   17 Dec 96    16 Dec 03
                              4,475        -     4,475       -        -     335.0  11 May 99       554.5   12 May 98    11 May 05
                           -------- -------- --------- ------- -------- --------- ----------- ----------- ---------- ------------
                              5,134        -     5,134       -        -
========================== ======== ======== ========= ======= ======== ========= =========== =========== ========== ============
Alan Richardson (appointed
  1 April 1999)               1,450        -         -       -    1,450     454.8                          17 Dec 96    16 Dec 03
========================== ======== ======== ========= ======= ======== ========= =========== =========== ========== ============

---------------------------------------------------------------------------------------------------------------------------------
PacifiCorp Stock Incentive Plan+

Keith McKennon (appointed
  30 November 1999)         580,000        -         -       -  580,000     514.7                           9 Feb 03     9 Feb 09
========================== ======== ======== ========= ======= ======== ========= =========== =========== ========== ============

# During the year, the performance period for awards granted under the Long Term Incentive Plan in 1996 ended and, on the basis of the company's total shareholder return, 30% of shares under awards lapsed and 70% of shares under awards vested. However, awards may not be exercised until the fourth anniversary of the grant and are exercisable until the seventh anniversary.

+ On 9 February 1999, PacifiCorp granted to Keith McKennon, under the PacifiCorp Stock Incentive Plan, stock options to acquire 250,000 shares of PacifiCorp Common Stock at an option price of $19 with a three-year vesting period (commencing one year after the grant date) and a 10-year exercise period. Following the completion of the merger with PacifiCorp, these options were converted to options to acquire 145,000 ScottishPower ADSs. One ScottishPower ADS equates to four ordinary shares and therefore the option, expressed in ordinary shares, is over 580,000 ordinary shares. The ADS option price has been divided by the ADS ratio of four and converted to sterling at the closing exchange rate on 31 March 2000.

69  Annual Report & Accounts/Form 20-F

------------------------------------------------------------------------------------------------------------------------------------
                  At 1 April 1999                                            Option
                      (or date of                                    At    exercise            Market price         Date
                      appointment                              31 March       price       Date   at date of   from which
                        if later)  Granted  Exercised  Lapsed#     2000     (pence)  exercised     exercise  exercisable Expiry date
------------------------------------------------------------------------------------------------------------------------------------
Sharesave Scheme
------------------  -------------  -------  --------  -------  -------  ----------  ----------  -----------  ----------- -----------
Sir Ian Robinson            6,581        -         -        -    6,581       262.1                           1 Sept 00     28 Feb 01
==================  =============  =======  ========  =======  =======  ==========  ==========  ===========  =========== ===========
Ian Russell                 6,300        -     6,300        -        -       273.8  29 Sept 99        547.0  1 Sept 99     29 Feb 00
==================  =============  =======  ========  =======  =======  ==========  ==========  ===========  =========== ===========
Charles Berry               2,520        -     2,520        -        -       273.8   6 Sept 99        590.0  1 Sept 99     29 Feb 00
   (appointed 1             1,329        -         -        -    1,329       440.0*                          1 Sept 01     28 Feb 02
   April 1999)                         903         -        -      903       429.0*                          1 Sept 02     28 Feb 03
                    -------------  -------  --------  -------  -------  ----------  ----------  -----------  ----------- -----------
                            3,849      903     2,520        -    2,232
==================  =============  =======  ========  =======  =======  ==========  ==========  ===========  =========== ===========
David Nish
  (appointed
  13 December
  1999)                     2,215        -         -        -    2,215       440.0                           1 Sept 01     28 Feb 02
==================  =============  =======  ========  =======  =======  ==========  ==========  ===========  =========== ===========
Alan Richardson
  (appointed
  1 April 1999)             2,520        -     2,520        -        -       273.8   4 Oct 99         557.0  1 Sept 99     29 Feb 00
                            1,316        -         -        -    1,316       262.1                           1 Sept 00     28 Feb 01
                            1,568        -         -        -    1,568       440.0                           1 Sept 03     29 Feb 04
                                     1,573         -        -    1,573       429.0                           1 Sept 04     28 Feb 05
                    -------------  -------  --------  -------  -------  ----------  ----------  -----------  ----------- -----------
                            5,404    1,573     2,520        -    4,457
==================  =============  =======  ========  =======  =======  ==========  ==========  ===========  =========== ===========
Ken Vowles                  3,933        -         -        -    3,933       263.1                           1 Sept 01     28 Feb 02
                            1,568        -         -        -    1,568       440.0                           1 Sept 03     29 Feb 04
                    -------------  -------  --------  -------  -------  ----------  ----------  -----------  ----------- -----------
                            5,501        -         -        -    5,501
==================  =============  =======  ========  =======  =======  ==========  ==========  ===========  =========== ===========

*  Denotes options granted under a three-year scheme

Notes
(i) The market price of the shares at 31 March 2000 was 508.0 pence and the range during 1999-00 was 359.5 pence to 601.5 pence.

(ii) The Long Term Incentive Plan supersedes the Executive Share Option Scheme, and annual awards to acquire shares in ScottishPower at nil or nominal cost are made to the plan participants up to a maximum value equal to 60% of base salary. The award will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the company and improvements in certain OFFER/Ofgem published Customer Service Standards and OFWAT published levels of service are achieved over a period of three financial years commencing with the financial year preceding the date an award is made. Assuming that such targets have been achieved, the number of shares that can be acquired will be dependent upon how the company ranks in terms of its total shareholder return performance over a three-year period, in comparison to the constituent companies of the FTSE 100 Index and the electricity and water sectors. A percentage of each half of the award will vest depending upon the company's ranking within each of the relevant comparator groups. The plan participant may acquire the shares in respect of the percentage of the award which has vested at any time after the fourth year up to the seventh year after the grant of the award. No dividends accrue to participants prior to vesting.

(iii) The option price of executive share options was based on the middle-market share price on the day immediately preceding the date of grant. For Sharesave options, the option price is calculated in the same way at the date of invitation and discounted by 20% in accordance with the Inland Revenue rules for such schemes.

(iv) The options initially granted to each executive director under the Executive Share Option Scheme were based on a multiple of three times in respect of the executive directors, which is in accordance with the limits set out in current guidelines. Subsequent grants of options were made to reflect increases in directors' basic salary levels, following periodic review by the Remuneration Committee of the performance of the company and the executive directors individually. Executive options are normally exercisable in a manner which does not attract an income tax liability provided that exercise occurs between three and 10 years after the date of grant and at least three years have elapsed from the date of the last `tax relieved' exercise. Total gains made on exercise of directors' share options during the year were (pound)42,796 (1999 (pound)592,966).

(v) The number of options granted to a director under the Sharesave Scheme is calculated by reference to the total amount which the director agrees to save for a period of three or five years under an Inland Revenue-approved savings contract, subject to a current maximum of (pound)250 per month. Options under the Sharesave Scheme are, subject to a few exceptions, exercisable within a period of six months from the date of completion of the savings contract.

(vi) Duncan Whyte resigned from the Board on 31 May 1999, and his 3,109 Sharesave Options and 93,453 Long Term Incentive Plan awards lapsed.


70   Annual Report & Accounts/Form 20-F

Directors' Responsibility for the Accounts

The directors are required by law to prepare Accounts for each financial year and to present them annually to the company's members at the Annual General Meeting. The Accounts, of which the form and content are prescribed by the Companies Act 1985 and applicable accounting standards, must give a true and fair view of the state of affairs of the company and of the group as at the end of the financial year, and of the group's profit or loss for the period.
   The directors confirm that suitable Accounting Policies have been used and applied consistently, and that reasonable and prudent judgements and estimates have been made in the preparation of the Accounts for the year ended 31 March 2000. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.
   The directors are responsible for maintaining proper accounting records and sufficient internal controls to safeguard the assets of the company and of the group and to prevent and detect fraud or any other irregularities.

Auditors
PricewaterhouseCoopers have expressed their willingness to continue in office and a resolution to reappoint PricewaterhouseCoopers as the company's auditors will be proposed at the Annual General Meeting.

Report of the Directors
The Report of the Directors comprising the statements and reports set out on pages 1 to 70 has been approved by the Board and signed on its behalf by


/s/ Andrew Mitchell

Andrew Mitchell
Secretary                                            4 May 2000


71   Annual Report & Accounts/Form 20-F>

Accounts 1999-00

Accounting Policies and Definitions


Business segment definitions
ScottishPower defines business segments for management reporting purposes based on a combination of factors, principally differences in products and services and the regulatory environment in which the businesses operate.

The business segments of the group are defined as follows:

United Kingdom
Generation Wholesale
The generation of electricity from the group's own power stations, the purchase of external supplies of energy for sale to other business segments of the group and the sale of electricity to other public electricity suppliers and to the Pool in England & Wales.

Power Systems
The transmission and distribution businesses in Scotland and the distribution business of Manweb operating in Merseyside and North Wales and, specifically, the transportation of units of electricity from the power stations through the transmission and distribution networks to customers in Scotland and to customers in England & Wales through the Anglo-Scottish Interconnector.

Energy Supply
The sale of energy to customers, together with related billing and collection activities.

Southern Water
The provision of water and wastewater services in the south-east of England, together with related billing and collection activities.

Telecoms
The provision of telecommunications services, Internet access and information services to national corporates, small and medium-sized enterprises and residential customers. For the year ended 31 March 2000 this segment comprises Thus plc as well as the operations of the mobile telephone business which was sold during the financial year and the fixed radio access telephony operations from which the group withdrew in 1999-00.

Other
The retailing and servicing of domestic electrical goods and home entertainment appliances, the provision of electrical contracting, consultancy and corporate services, gas trading and the businesses of the company's other UK subsidiary and associated undertakings.

United States
PacifiCorp Domestic Electric
A vertically integrated electric utility that includes the generation, transmission and distribution and sale of electricity to retail customers in portions of six western states; Utah, Oregon, Wyoming, Washington, Idaho and California. The state regulatory commissions and FERC regulate the retail and wholesale operations. The operations also include wholesale sales and purchase transactions with various entities.

PacifiCorp Other
Includes the operations of PacifiCorp Financial Services, Inc., a holding company principally engaged in holding investments in US tax advantaged and leveraged lease assets (primarily aircraft) and synthetic coal fuel plants. In addition, this segment includes the businesses of other US subsidiaries not regulated as electric utilities in the US.

Revenue cost definitions
Cost of sales
The cost of sales for the group, excluding Southern Water, reflect the direct costs of the generation and purchase of electricity, the purchase of natural gas, appliance retailing, telecommunications services, electrical contracting and consultancy services. For Southern Water, cost of sales represents the cost of extracting water from underground and raw water surface reservoirs and of its treatment and supply to customers and the collection of wastewater and its treatment and disposal.

Transmission and distribution costs
The cost of transmitting units of electricity from the power stations through the transmission and distribution networks to customers. It includes the costs of metering, billing and debt collection. This heading is considered more appropriate to the electricity industry than the standard Companies Act heading of distribution costs.

Administrative expenses
The indirect costs of businesses, the costs of centralised services and rates.

Other definitions
Company or ScottishPower
Scottish Power plc.

Group
Scottish Power plc and its consolidated subsidiaries.


72  Annual Report & Accounts/Form 20-F

Associated undertakings
Entities in which the group holds a long-term participating interest and exercises significant influence.

Joint ventures
Entities in which the group holds a long-term interest and shares control with another company external to the group.

Subsidiary undertakings
Entities in which the group holds a long-term controlling interest.

Accounting Policies

Basis of accounting
The Accounts have been prepared under the historical cost convention, modified to include the revaluation of certain tangible fixed assets, and in accordance with applicable accounting standards in the UK and, subject to the treatment of water infrastructure grants and contributions described under "Grants and contributions" below, comply with the requirements of the Companies Act 1985.

In preparing these Accounts, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. A reconciliation to US GAAP is set out in Note 35.

Basis of consolidation
The group Accounts include the Accounts of the company and its subsidiary undertakings together with the group's share of results and net assets of associated undertakings and joint ventures.

One subsidiary undertaking, Powercor, which was acquired as part of the PacifiCorp group in the year ended 31 March 2000 is excluded from consolidation because it is held exclusively with a view to resale. This subsidiary is recorded as a business held for disposal within current assets.

For commercial reasons certain subsidiaries have a different year end. The consolidation includes the Accounts of these subsidiaries as adjusted for material transactions in the period between the year ends, and 31 March.

During the year Scottish Power plc (formerly New Scottish Power plc) was introduced as the new holding company of the ScottishPower group by way of a Scheme of Arrangement under Section 425 of the Companies Act 1985. This has been accounted for as a group reconstruction and merger accounting principles have been applied. As a result of this accounting treatment the share premium account of the former Scottish Power plc (now renamed Scottish Power UK plc) is reclassified on consolidation as a merger reserve.

Use of estimates
The preparation of Accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Accounts and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Turnover
Turnover comprises the sales value of energy, goods, water, wastewater and other services supplied to customers during the year and excludes Value Added Tax and intra-group sales. Income from the sale of energy and measured water is the value of units supplied during the year and includes an estimate of the value of units supplied to customers between the date of their last meter reading and the year end.

Research and development
Expenditure on research and development is charged to the profit and loss account as it is incurred.

Interest
Interest on the funding attributable to major capital projects is capitalised gross of tax relief during the period of construction and written off as part of the total cost over the operational life of the asset. All other interest payable and receivable is reflected in the profit and loss account as it arises.

Financial instruments
Debt instruments
All borrowings are stated at the fair value of consideration received after deduction of issue costs. The issue costs and interest payable on bonds are charged to the profit and loss account at a constant rate over the life of the bond.

Interest rate swaps
Interest rate swaps are used to manage interest rate exposures. Amounts payable or receivable in respect of these agreements are recognised as adjustments to interest expense over the period of the contracts. The cash flows from interest rate swaps and gains and losses arising on terminations of interest rate swaps are recognised as returns on investments and servicing of finance. Where associated debt is not retired in conjunction with the terminations of an interest swap, gains and losses are deferred and are amortised to interest expense over the remaining life of the associated debt to the extent that such debt remains outstanding.


73  Annual Report & Accounts/Form 20-F

Accounting Policies and Definitions continued

Interest rate caps
Interest rate caps are used to limit interest rate exposures. The premiums on these contracts are amortised over the period of the contracts and are disclosed as interest expense.

Forward contracts
The group enters into forward contracts for the purchase and/or sale of foreign currencies in order to manage its exposure to fluctuations in currency rates. Unrealised gains and losses on contracts are not accounted for until the maturity of the contract. The cash flows from forward purchase contracts are classified in a manner consistent with the underlying nature of the hedged transaction.

Premiums and discounts
Premiums and discounts arising on the early repayment of borrowings are written off to the profit and loss account as incurred.

Contracts for Differences (CfDs)
The group's objectives, policies and strategy for holding CfDs are outlined in the Financial Review.

The group uses CfDs to minimise exposure to Pool price variations in England & Wales. A CfD is a contract between two parties (e.g. a generator and a public electricity supplier) that requires each party to make or receive payments over a specific term based on the difference between an agreed price (i.e. the bilaterally determined strike price) and a price that varies with a specified commodity index (i.e. the Pool), applied to an agreed quantity (i.e. a number of kWhs). The average duration for such contracts is approximately one year. The group's use of such derivative instruments relates directly to the underlying purchase and sale of electricity to and from the Pool.

The cost or income attributable to CfDs is recorded in the accounting records when settlement is made. Where delivery under the CfD has taken place prior to the period end, adjustments are made to account for the known variances between the contract strike price and the Pool price on the date of delivery.

Taxation
The charge for ordinary taxation is based on the profits for the year and takes into account deferred taxation, using the liability method, in respect of timing differences to the extent that it is probable that a liability will crystallise in the foreseeable future. Such timing differences arise primarily from the differing treatment for taxation and accounting purposes of provisions and the depreciation of fixed assets.

Goodwill
Purchased goodwill represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired. Goodwill arising from the purchase of trading entities in accounting periods prior to 31 March 1998 was written off on acquisition against the merger reserve to reduce it to zero and thereafter was offset against the profit and loss reserve. On disposal of trading entities, the goodwill previously included in reserves is charged to the profit and loss account matched by an equal credit to reserves. Goodwill arising on acquisitions since 1 April 1998 has been capitalised and amortised through the profit and loss account over its useful economic life. Goodwill arising on overseas acquisitions is regarded as a currency asset and is retranslated at the end of each period at the closing rate of exchange.

Tangible fixed assets
Accounting for non-water infrastructure assets
Tangible fixed assets are stated at cost or valuation and are generally depreciated on the straight line method over their estimated operational lives. Tangible fixed assets include capitalised employee, interest and other costs which are directly attributable to construction of fixed assets. Land is not depreciated except in the case of mines (see below). The main depreciation periods used by the group are as set out below.
                                                         Years
----------------------------------------------------------------
Coal, oil-fired and other generating stations             35-45
Hydro plant and machinery                                20-100
Other buildings                                              40
Transmission and distribution plant                       20-75
Towers, lines and underground cables                      40-60
Vehicles, miscellaneous equipment and fittings             3-40
----------------------------------------------------------------


The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Mine reclamation and closure costs
Provision is made for mine reclamation and closure costs when an obligation arises out of events prior to the year end. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding tangible fixed asset is also created of an amount equal to the provision. This asset, together with the cost of the mine, is subsequently depreciated on a unit of production basis. The unwinding of the discount is included within the net interest charge.

Decommissioning costs
Provision is made for the estimated decommissioning costs at the end of the producing lives of the group's power stations on a discounted basis. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within the net interest charge.



74  Annual Report & Accounts/Form 20-F

Infrastructure accounting
Water infrastructure assets, being mains and sewers, reservoirs, dams, sludge pipelines and sea outfalls comprise a network of systems. Expenditure on water infrastructure assets relating to increases in capacity or enhancement of the network and on maintaining the operating capability of the network in accordance with defined standards of service is treated as an addition to fixed assets.

The depreciation charge for water infrastructure assets is the estimated level of annualised expenditure required to maintain the operating capability of the network and is based on the asset management plan agreed with the water industry regulator as part of the price regulation process.

The asset management plan is developed from historical experience combined with a rolling programme of reviews of the condition of the infrastructure assets.

Leased assets
As lessee
Assets leased under finance leases are capitalised and depreciated over the shorter of the lease periods and the estimated operational lives of the assets. The interest element of the finance lease repayments is charged to the profit and loss account in proportion to the balance of the capital repayments outstanding. Rentals payable under operating leases are charged to the profit and loss account on a straight line basis.

As lessor
Rentals receivable under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net cash investment in the lease in each period. The amounts due from lessees under finance leases are recorded in the balance sheet as a debtor at the amount of the net investment in the lease after making provisions for bad and doubtful rentals receivable.

Investments
Investments in subsidiary and associated undertakings and joint ventures are stated in the balance sheet of the parent company at cost, or nominal value of shares issued as consideration where applicable, less provision for any impairment in value. The group profit and loss account includes the group's share of the operating profits less losses, net interest charge and taxation of associated undertakings and joint ventures. The group balance sheet includes the investment in associated undertakings and joint ventures at the group's share of their net assets. Other fixed asset investments are carried at cost less provision for impairment in value.

Own shares held under trust
The amount recorded in the balance sheet for shares in the company purchased for employee sharesave schemes represents the amounts receivable from option holders on exercise of the options.

Long Term Incentive Plan
Shares in the company purchased for the Long Term Incentive Plan are held under trust and are recorded within investments in the balance sheet at cost. The cost of awards made by the trust under the Long Term Incentive Plan, being the difference between the fair value of the shares and the option price at the date of grant, is taken to the profit and loss account on a straight line basis over the period in which performance is measured.

Stocks
Stocks are valued at the lower of cost and net realisable value.

US regulatory assets
Statement of Financial Accounting Standard (FAS) 71 `Accounting for the Effects of Certain Types of Regulation' establishes US GAAP for utilities in the United States whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that, through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent GAAP applies in the UK.

Under UK GAAP, the group's policy is to recognise regulatory assets established in accordance with FAS 71 only where they comprise rights or other access to future economic benefits which have arisen as a result of past transactions or events which have created an obligation to transfer economic benefits to a third party. Measurement of the past transaction or event and hence the regulatory asset, is determined in accordance with UK GAAP.

Grants and contributions
Capital grants and customer contributions in respect of additions to non-water infrastructure fixed assets are treated as deferred income and released to the profit and loss account over the estimated operational lives of the related assets. Grants and contributions receivable relating to water infrastructure assets are deducted from the cost or valuation of those assets. While this treatment is in accordance with Statement of Standard Accounting Practice (SSAP) 4, it is not in accordance with the Companies Act 1985. The Act requires capital grants and contributions to be shown as deferred income rather than offset against the cost or valuation of tangible fixed assets. This departure from the requirements of the Act is, in the opinion of the directors, necessary for the Accounts to give a true and fair view as, while provision is made for depreciation of water infrastructure assets, these assets do not have determinable finite lives and therefore no basis exists on which to recognise grants and contributions as deferred income.
The effect of this treatment on the value of tangible fixed assets is disclosed in Note 18.



75  Annual Report & Accounts/Form 20-F

Pensions
The group provides pension benefits through both defined benefit and defined contribution arrangements. The regular cost of providing pensions and related benefits and any variations from regular cost arising from the actuarial valuations for defined benefit schemes are charged to the profit and loss account over the expected remaining service lives of current employees following consultations with the actuary. Any difference between the charge to the profit and loss account and the actual contributions paid to the Pension Schemes is included as an asset or liability in the balance sheet. Payments to defined contribution schemes are charged against profits as incurred.

Post-retirement benefits other than pensions
Certain additional post-retirement benefits, principally healthcare benefits, are provided to eligible retirees within the group's US businesses. The estimated cost of providing such benefits is charged against profits on a systematic basis over the employees' working lives within the group.


Environmental liabilities
Provision for environmental liabilities is made when expenditure on remedial work is probable and the group is obliged, either legally or constructively through its environmental policies, to undertake such work. Where the amount is expected to be incurred over the long term, the amount recognised is the present value of the estimated future expenditure and the unwinding of the discount is included within the net interest charge.

Foreign currencies
Company
Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date or, where applicable, at the contracted rate. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account.

Group
The results and cash flows of overseas subsidiaries are translated to sterling at the average rate of exchange for the year. The net assets of such subsidiaries and the goodwill arising on their acquisition are translated to sterling at the rates of exchange ruling at the balance sheet date. Exchange differences which relate to the translation of overseas subsidiaries are taken directly to group reserves and are shown in the Statement of Total Recognised Gains and Losses.

Exchange rates relevant to the preparation of the Accounts are $1.60/(pound) (closing rate), $1.61/(pound) (average rate) and $1.61/(pound) (date of acquisition rate).

A glossary of terms used in the Accounts and their US equivalents is set out on page 123.



76  Annual Report & Accounts/Form 20-F

Group Profit and Loss Account
for the year ended 31 March 2000

                                                  Continuing                       Total    Except-
                                                  operations                      before      ional
                                                      before   Acquisition   exceptional      items
                                                 acquisition          2000         items       2000
                                                        2000     (Note 30)          2000   (Note 4)     2000      1999      1998
                                            Notes   (pound)m      (pound)m      (pound)m   (pound)m  (pound)m (pound)m  (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Turnover: group and share of
   joint ventures and associates                     3,411.4        711.7        4,123.1          -   4,123.1   3,251.5  3,134.1
Less: share of turnover in joint ventures               (7.6)           -           (7.6)         -      (7.6)     (7.3)    (3.8)
Less: share of turnover in associates                   (0.5)           -           (0.5)         -      (0.5)     (1.9)    (2.1)
------------------------------------------------  ----------  -----------  -------------  ---------  --------  --------  -------
Group turnover from continuing operations      1     3,403.3        711.7        4,115.0          -   4,115.0   3,242.3  3,128.2
Cost of sales                                       (1,995.4)      (429.3)      (2,424.7)    (173.5) (2,598.2) (1,860.5)(1,850.7)
------------------------------------------------  ----------  -----------  -------------  ---------  --------  --------  -------
Gross profit from continuing operations              1,407.9        282.4        1,690.3     (173.5)  1,516.8   1,381.8  1,277.5
Transmission and distribution costs                   (260.2)       (90.7)        (350.9)     (61.1)   (412.0)   (258.1)  (219.1)
Administrative expenses                               (366.8)       (82.3)        (449.1)     (24.4)   (473.5)   (348.8)  (303.0)
Other operating income                                  25.2         15.1           40.3          -      40.3      27.9     29.7
------------------------------------------------  ----------  -----------  -------------  ---------  --------  --------  -------
Operating profit from continuing
   operations before goodwill
   amortisation                                        809.7        151.7          961.4     (259.0)    702.4     804.0    785.1
Goodwill amortisation                                   (3.6)       (27.2)         (30.8)         -     (30.8)     (1.2)       -
------------------------------------------------  ----------  -----------  -------------  ---------  --------  --------  -------
Operating profit from continuing
   operations                                1,2       806.1        124.5          930.6     (259.0)    671.6     802.8    785.1
Share of operating profit/(loss)
   in joint ventures                                     1.6            -            1.6       (3.3)     (1.7)      2.1      1.6
Share of operating profit in associates                  0.1            -            0.1          -       0.1       0.2      0.3
------------------------------------------------  ----------  -----------  -------------  ---------  --------  --------  -------
                                                       807.8        124.5          932.3     (262.3)    670.0     805.1    787.0
Gain on partial disposal of Thus                           -            -              -      787.0     787.0         -        -
Loss on disposal of and withdrawal
   from operations                                         -            -              -      (55.0)    (55.0)        -        -
------------------------------------------------  ----------  -----------  -------------  ---------  --------  --------  -------
Profit on ordinary activities before
   interest                                            807.8        124.5          932.3      469.7   1,402.0     805.1    787.0
                                                  ==========  ===========
                                                                           -------------  ---------  --------  --------  -------
Net interest charge
- Group                                                                           (226.1)     (15.9)   (242.0)   (160.8)  (147.1)
- Joint ventures                                                                    (1.4)         -      (1.4)     (0.5)    (0.2)
- Associates                                                                           -          -         -         -     (0.1)
                                                                           -------------  ---------  --------  --------  -------
                                               5                                  (227.5)     (15.9)   (243.4)   (161.3)  (147.4)
------------------------------------------------                           -------------  ---------  --------  --------  -------
--------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before
   goodwill amortisation and taxation                                              735.6      453.8   1,189.4     645.0    639.6
Goodwill amortisation                                                              (30.8)         -     (30.8)     (1.2)       -
--------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before
   taxation                                                                        704.8      453.8   1,158.6     643.8    639.6
                                                                           -------------  ---------  --------  --------  -------
Ordinary taxation
- Group                                                                           (159.3)     (56.0)   (215.3)   (141.0)  (151.5)
- Joint ventures                                                                     0.1          -       0.1      (0.5)    (0.4)
- Associates                                                                           -          -         -      (0.1)     0.3
                                                                           -------------  ---------  --------  --------  -------
                                                6                                 (159.2)     (56.0)   (215.2)   (141.6)  (151.6)
-------------------------------------------------                          -------------  ---------  --------  --------  -------
Profit after ordinary taxation                                                     545.6      397.8     943.4     502.2    488.0
                                                                           =============  =========
Windfall tax                                    7                                                           -         -   (317.0)
-------------------------------------------------                                                    --------  --------  -------
Profit after taxation                                                                                   943.4     502.2    171.0
Minority interests                             29                                                        (1.1)      0.6     (0.9)
-------------------------------------------------                                                    --------  --------  -------
Profit for the financial year                                                                           942.3     502.8    170.1
Dividends                                       9                                                      (341.4)   (267.9)  (243.3)
-------------------------------------------------                                                    --------  --------  -------
Profit/(loss) retained                         28                                                       600.9     234.9    (73.2)
=================================================                                                    ========  ========  =======
Earnings per ordinary share                     8                                                       67.81p    42.42p   14.41p
Adjusting items  - exceptional items                                                                   (28.63)p       -        -
                 - goodwill amortisation                                                                 2.22p     0.10p       -
                 - windfall tax                                                                             -         -    26.87p
-------------------------------------------------
Earnings per ordinary share before
   exceptional items, goodwill
   amortisation and windfall tax                8                                                       41.40p    42.52p   41.28p
=================================================                                                    ========  ========  =======
Diluted earnings per ordinary share             8                                                       67.35p    42.00p   14.27p
Adjusting items  - exceptional items                                                                   (28.43)p       -         -
                 - goodwill amortisation                                                                 2.20p     0.10p        -
                 - windfall tax                                                                             -         -    26.60p
-------------------------------------------------                                                    --------  --------  -------
Diluted earnings per ordinary share
   before exceptional items, goodwill
   amortisation and windfall tax                8                                                       41.12p    42.10p   40.87p
=================================================                                                    ======== ========= ========
Dividends per ordinary share                    9                                                       24.80p    22.50p   20.40p
=================================================                                                    ======== ========= ========


The Accounting Policies and Definitions on pages 72 to 76, together with the Notes on pages 79 to 83, 85 to 87, 89 to 117 and 119 to 120 form part of these Accounts.



77  Annual Report & Accounts/Form 20-F

Statement of Total Recognised Gains and Losses for the year ended 31 March 2000

                                                                                            2000       1999         1998
                                                                                Note      (pound)m    (pound)m    (pound)m
--------------------------------------------------------------------------------------------------------------------------
Profit for the financial year                                                               942.3       502.8       170.1
Exchange movement on translation of overseas results and net assets              28          25.1           -           -
Surplus on revaluation of assets                                                                -           -       229.0
-----------------------------------------------------------------------------------  ------------  ----------  ----------
Total recognised gains and losses for the financial year                                    967.4       502.8       399.1
===================================================================================  ============  ==========  ==========

Note of Historical Cost Profits and Losses for the year ended 31 March 2000

                                                                                           2000        1999        1998
                                                                                       (pound)m    (pound)m    (pound)m
--------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                                             1,158.6       643.8       639.6
Difference between historical cost depreciation charge
   and actual depreciation charge for the year calculated
   on the revalued amount of fixed assets                                                     3.4         3.4         1.7
-----------------------------------------------------------------------------------  ------------  ----------  ----------
Historical cost profit on ordinary activities before taxation                             1,162.0       647.2       641.3
===================================================================================  ============  ==========  ==========
Historical cost profit/(loss) retained for the financial year
   after taxation, minority interests and dividends                                         604.3       238.3       (71.5)
===================================================================================  ============  ==========  ==========



Reconciliation of Movements in Shareholders' Funds for the year ended 31 March 2000



                                                                                           2000        1999        1998
                                                                                         (pound)m    (pound)m    (pound)m
--------------------------------------------------------------------------------------------------------------------------
Profit for the financial year                                                               942.3       502.8       170.1
Dividends                                                                                  (341.4)     (267.9)     (243.3)
-----------------------------------------------------------------------------------  ------------  ----------  ----------
Profit/(loss) retained                                                                      600.9       234.9       (73.2)
Other recognised gains and losses                                                            25.1         -         229.0
Share capital issued (net of costs)                                                       4,071.2         3.2        45.5
Share buy-back (including costs)                                                           (302.0)        -           -
Goodwill written off                                                                          -           -         (16.2)
Impairment of goodwill previously written off to reserves                                     7.5         -           -
Goodwill realised on disposals                                                               15.3         -           -
-----------------------------------------------------------------------------------  ------------  ----------  ----------
Net movement in shareholders' funds                                                       4,418.0       238.1       185.1
Opening shareholders' funds                                                               1,945.9     1,707.8     1,522.7
-----------------------------------------------------------------------------------  ------------  ----------  ----------
Closing shareholders' funds                                                               6,363.9     1,945.9     1,707.8
===================================================================================  ============  ==========  ==========


The Accounting Policies and Definitions on pages 72 to 76, together with the Notes on pages 79 to 83, 85 to 87, 89 to 117 and 119 to 120 form part of these Accounts.

78  Annual Report & Accounts / Form 20-F

Notes to the Group Profit and Loss Account for the year ended 31 March 2000


1 Segmental information
------------------------------------------------------------------------------------------------------------------------------------
                                              Total turnover              Inter-segment turnover             External turnover
                                        2000       1999       1998      2000       1999       1998       2000       1999       1998
(a) Turnover by segment      Notes   (pound)m   (pound)m   (pound)m  (pound)m   (pound)m   (pound)m   (pound)m   (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------------------------
United Kingdom
Generation Wholesale            (i)     884.6      914.3    1,014.3     626.8      695.3      764.8      257.8      219.0      249.5
Power Systems                  (ii)     728.5      716.9      679.8     555.9      615.5      585.2      172.6      101.4       94.6
Energy Supply                  (ii)   1,908.9    1,985.3    1,949.2       9.6       31.9       13.3    1,899.3    1,953.4    1,935.9
Southern Water                          470.5      440.2      453.0       -          0.7        0.4      470.5      439.5      452.6
Telecoms                      (iii)     243.2      219.9      113.3      40.4       39.2       31.2      202.8      180.7       82.1
Other                      (i),(ii)     756.5      613.1      410.7     356.2      264.8       97.2      400.3      348.3      313.5
---------------------------------------------------------------------------------------------------  ---------  ---------  ---------
United Kingdom total                                                                                   3,403.3    3,242.3    3,128.2
===================================================================================================  =========  =========  =========

United States
PacifiCorp Domestic Electric            691.9        -          -         -          -          -        691.9        -          -
PacifiCorp Other                         19.8        -          -         -          -          -         19.8        -          -
---------------------------------------------------------------------------------------------------  ---------  ---------  ---------
United States total                                                                                      711.7        -          -
===================================================================================================  =========  =========  =========
Total                        (v)                                                                       4,115.0    3,242.3    3,128.2
===================================================================================================  =========  =========  =========



                                                                       Before
                                                                     goodwill
                                                                 amortisation
                                                              and exceptional   Goodwill  Exceptional
                                                                       items  amortisation   items
                                                                         2000       2000     2000       2000       1999       1998
(b) Operating profit/(loss) by segment                               (pound)m   (pound)m   (pound)m   (pound)m   (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------------------------
United Kingdom
Generation Wholesale                                                   106.8        -       (152.3)     (45.5)     115.3      130.8
Power Systems                                    (ii)                  361.2        -        (57.7)     303.5      350.6      344.2
Energy Supply                                    (ii)                   50.6        -        (29.4)      21.2       56.7       42.4
Southern Water                                                         286.5        -         (8.4)     278.1      262.2      240.7
Telecoms                                   (iii),(iv)                   (9.5)      (3.6)       -        (13.1)      10.3        4.7
Other                                            (ii)                   14.1        -        (11.2)       2.9        7.7       22.3
--------------------------------------------------------------------  ------  ---------  ---------  ---------  ---------  ---------
United Kingdom total                                                   809.7       (3.6)    (259.0)     547.1      802.8      785.1
====================================================================  ======  =========  =========  =========  =========  =========

United States
PacifiCorp Domestic Electric                                           149.5      (27.2)       -        122.3        -          -
PacifiCorp Other                                                         2.2        -          -          2.2        -          -
--------------------------------------------------------------------  ------  ---------  ---------  ---------  ---------  ---------
United States total                                                    151.7      (27.2)       -        124.5        -          -
====================================================================  ======  =========  =========  =========  =========  =========
Total                                                                  961.4      (30.8)    (259.0)     671.6      802.8      785.1
====================================================================  ======  =========  =========  =========  =========  =========


                                                                          Depreciation  Impairment
                                                                                  2000      2000      2000       1999       1998
(c) Depreciation by segment                                                   (pound)m   (pound)m   (pound)m   (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------------------------
United Kingdom
Generation Wholesale                                                             17.9       44.5       62.4       29.9       19.8
Power Systems                                    (ii)                           108.2       25.6      133.8       94.9       79.0
Energy Supply                                    (ii)                            20.9       21.9       42.8        6.8        5.4
Southern Water                                                                   66.1        -         66.1       59.9       59.7
Telecoms                                        (iii)                            23.5       38.5       62.0       15.3        6.1
Other                                            (ii)                             7.0        4.9       11.9       17.4       14.6
----------------------------------------------------------------------------  -------  ---------  ---------   --------  ---------
United Kingdom total                                                            243.6      135.4      379.0      224.2      184.6
============================================================================  =======  =========  =========   ========  =========

United States
PacifiCorp Domestic Electric                                                     75.7        -         75.7        -          -
PacifiCorp Other                                                                  0.9        -          0.9        -          -
----------------------------------------------------------------------------  -------  ---------  ---------   --------  ---------
United States total                                                              76.6        -         76.6        -          -
============================================================================  =======  =========  =========   ========  =========
Total                                                                           320.2      135.4      455.6      224.2      184.6
============================================================================  =======  =========  =========   ========  =========


79  Annual Report & Accounts/Form 20-F

Notes to the Group Profit and Loss Account for the year ended 31 March 2000 continued

1 Segmental information continued
--------------------------------------------------------------------------------
(i) The Generation Wholesale segment in 1998 included sales from gas trading activities which are reported in the Other business segment for 1999 and 2000. Total turnover for the Generation Wholesale segment in 1998 included (pound)100.5 million of gas trading sales of which (pound)82.4 million related to internal sales.

(ii) In view of the continued integration of the Manweb business into existing ScottishPower businesses, the directors have decided that it is appropriate to re-classify the former Manweb segmental information for internal management and group reporting purposes. Prior year comparatives have been restated accordingly. The effect of this restatement on the previously reported segmental data is to allocate the former Manweb segment as follows:

                          Total turnover    Inter-segment turnover  External turnover     Operating profit        Depreciation
                        1999         1998       1999       1998      1999       1998       1999       1998       1999       1998
                       (pound)m   (pound)m   (pound)m   (pound)m  (pound)m    (pound)m   (pound)m  (pound)m    (pound)m   (pound)m
----------------------------------------------------------------------------------------------------------------------------------
Power Systems            246.8      236.8      198.7      194.1      48.1       42.7       88.9       94.7       41.1       35.0
Energy Supply            550.8      613.0        3.1        1.8     547.7      611.2       36.6       27.3        2.0        1.7
Other                      0.3        -          -          -         0.3        -         (0.3)       9.3        0.3        0.4
--------------------  --------  ---------  ---------  ---------  --------  ---------  ---------  ---------  ---------  ---------
Manweb total             797.9      849.8      201.8      195.9     596.1      653.9      125.2      131.3       43.4       37.1
====================  ========  =========  =========  =========  ========  =========  =========  =========  =========  =========

(iii) The former ScottishTelecom segment has been re-named as the Telecoms segment following ScottishTelecom's change of name to Thus plc.

(iv) Goodwill amortisation for the Telecoms segment in 1999 was (pound)1.2 million (1998 (pound)nil).

(v) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

2 Operating profit

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                 2000       1999       1998
Operating profit is stated after charging/(crediting):                                         (pound)m   (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------------------------

Depreciation and impairment of tangible fixed assets                                             417.1      224.2      184.6
Amortisation of goodwill                                                                          30.8        1.2        -
Release of customer contributions/grants                                                         (15.6)     (13.6)     (20.6)
Research and development                                                                           5.5        5.3        5.4
Hire of plant and equipment - operating leases                                                     0.4        4.6        2.6
Hire of other assets - operating leases                                                           44.7       31.0       25.0
Auditors' remuneration for audit of
- group                                                                                            1.1        0.7        0.6
- company                                                                                          -          -          -
===========================================================================================  =========  =========  =========
Non-audit fees paid to auditors:
Regulatory advice                                                                                  1.2        0.9        0.6
Advice on new systems                                                                              0.6        -          0.2
General consultancy                                                                                3.3        0.9        0.2
Taxation advice                                                                                    1.2        -          -
Due diligence, London Stock Exchange and SEC reporting                                             3.8        3.6        0.2
-------------------------------------------------------------------------------------------  ---------  ---------  ---------
Total UK and US non-audit fees                                                                    10.1        5.4        1.2
Fees relating to partial disposal of Thus plc and charged to exceptional gain on sale             (3.1)       -          -
Fees relating to acquisition of PacifiCorp and included within costs of acquisition               (0.4)      (3.1)       -
-------------------------------------------------------------------------------------------  ---------  ---------  ---------
Charged to operating profit                                                                        6.6        2.3        1.2
===========================================================================================  =========  =========  =========

Non-audit fees of (pound)5.4 million for PricewaterhouseCoopers in 1999 included (pound)0.7 million paid to Coopers & Lybrand and (pound)0.4 million paid to Price Waterhouse prior to the date of appointment of PricewaterhouseCoopers as auditors. Non-audit fees in 1998 comprise solely amounts paid to the previous auditors Coopers & Lybrand.

Operating profit for the year ended 31 March 2000 is also stated after crediting net earnings of (pound)1.3 million under finance leases in the United States which are financed by non-recourse borrowings and qualify for linked presentation under FRS 5. Net earnings comprise gross earnings of (pound)10.8 million less finance costs of (pound)9.5 million.

3 Employee information

-----------------------------------------------------------------------------------------------------------------------
                                                                                          2000       1999       1998
(a) Employee costs                                                                     (pound)m    (pound)m    (pound)m
-----------------------------------------------------------------------------------------------------------------------
Wages and salaries                                                                        464.7      329.3      304.6
Social security costs                                                                      33.7       25.9       24.0
Pension costs                                                                              20.9       18.0       18.1
-----------------------------------------------------------------------------------  ----------  ---------  ---------
Total employee costs                                                                      519.3      373.2      346.7
Less: charged as capital expenditure                                                      (89.4)     (71.8)     (67.8)
-----------------------------------------------------------------------------------  ----------  ---------  ---------
Charged to the profit and loss account                                                    429.9      301.4      278.9
===================================================================================  ==========  =========  =========

80  Annual Report & Accounts/Form 20-F

3 Employee information continued
--------------------------------------------------------------------------------
(b) Employee numbers
The year end and average numbers of employees (full-time and part-time) employed by the group, including executive directors, were:

                                                                                At 31 March                    Annual average
                                                               Note      2000       1999       1998       2000       1999       1998
------------------------------------------------------------------------------------------------------------------------------------
United Kingdom
Generation Wholesale                                                      710        913      1,020        872      1,009      1,068
Power Systems                                                   (i)     4,414      4,444      4,426      4,394      4,472      4,526
Energy Supply                                                   (i)     2,147      1,749      1,610      2,059      1,721      1,454
Southern Water                                                          2,143      2,262      2,406      2,203      2,352      2,856
Telecoms                                                                2,516      2,383      1,481      2,379      2,410      1,147
Other                                                           (i)     4,395      4,281      4,156      4,466      4,211      4,028
-------------------------------------------------------------------  --------  ---------  ---------  ---------  ---------  ---------
United Kingdom total                                                   16,325     16,032     15,099     16,373     16,175     15,079
===================================================================  ========  =========  =========  =========  =========  =========

United States
PacifiCorp Domestic Electric                                            7,681          -          -      7,798          -          -
PacifiCorp Other                                                          108          -          -        116          -          -
-------------------------------------------------------------------  --------  ---------  ---------  ---------  ---------  ---------
United States total                                                     7,789          -          -      7,914          -          -
===================================================================  ========  =========  =========  =========  =========  =========
Total                                                                  24,114     16,032     15,099     24,287     16,175     15,079
===================================================================  ========  =========  =========  =========  =========  =========


The year end and average numbers of full-time equivalent staff employed by the group, including executive directors, were:

                                                                                 At 31 March                    Annual average
                                                                         2000       1999       1998       2000       1999       1998
------------------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                         15,176     15,145     14,306     13,525     15,196     14,356
United States                                                           7,742          -          -      7,791          -          -
-------------------------------------------------------------------  --------  ---------  ---------  ---------  ---------  ---------
Total                                                                  22,918     15,145     14,306     21,316     15,196     14,356
===================================================================  ========  =========  =========  =========  =========  =========

(i) The former Manweb business segment data has been reclassified between Power Systems, Energy Supply and Other. The effect of this reclassification on the previously reported segmental data is as follows:

                                                                                                  At 31 March         Annual average
                                                                                               1999       1998       1999       1998
------------------------------------------------------------------------------------------------------------------------------------
Power Systems                                                                                 1,769      1,690      1,764      1,769
Energy Supply                                                                                   361        471        403        472
Other                                                                                            71         87         78         89
-----------------------------------------------------------------------------------------  --------  ---------  ---------  ---------
Manweb total                                                                                  2,201      2,248      2,245      2,330
=========================================================================================  ========  =========  =========  =========

(c) Directors' remuneration
Details, for each director, of remuneration, pension entitlements and interests in share options are set out on pages 67 to 70.

4 Exceptional items

                                                                                                        2000       1999       1998
                                                                                           Notes     (pound)m   (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------------------------
(a) Recognised in arriving at operating profit
Reorganisation costs                                                                         (i)        (55.0)       -          -
Energy contracts                                                                            (ii)       (107.1)       -          -
Impairment of assets                                                                       (iii)        (96.9)       -          -
------------------------------------------------------------------------------------------------  -----------  ----------  ---------
                                                                                                       (259.0)       -          -
================================================================================================  ===========  ==========  =========

(b) Recognised after operating profit
Share of joint venture impairment of assets                                                              (3.3)       -          -
Gain on partial disposal of Thus                                                            (iv)        787.0        -          -
Loss on disposal of and withdrawal from other Telecoms operations                            (v)        (55.0)       -          -
------------------------------------------------------------------------------------------------  -----------  ----------  ---------

                                                                                                        728.7        -          -
Restructuring of debt portfolio                                                             (vi)        (15.9)       -          -
Tax on exceptional items                                                                                (56.0)       -          -
Windfall tax                                                                               (vii)          -          -       (317.0)
------------------------------------------------------------------------------------------------  -----------  ----------  ---------
                                                                                                        656.8        -       (317.0)
------------------------------------------------------------------------------------------------  -----------  ----------  ---------
Total exceptional items (net of tax)                                                                    397.8        -       (317.0)
================================================================================================  ===========  ==========  =========


81  Annual Report & Accounts/Form 20-F

Notes to the Group Profit and Loss Account for the year ended 31 March 2000 continued


4 Exceptional items continued
--------------------------------------------------------------------------------

(i) Following the recent regulatory price reviews in the United Kingdom electricity and water industries, the group is restructuring a large part of its UK businesses. The exceptional costs principally comprise employee severance costs.

(ii) Exceptional charges have been recorded for the onerous costs on contracted energy and fuel purchases which are not expected to be recoverable.

(iii) Provision has been made for impairment of assets following an assessment of the group's UK generation portfolio and the outcome of the regulatory price reviews in the United Kingdom electricity industry.

(iv) In November 1999, the group made Global and Employee Offerings of shares in its Internet and telecommunications services subsidiary, Thus plc. As a result of these offerings the group's interest in the share capital of Thus was reduced from 100% to 50.1%. The gain on sale represents the difference between the carrying amount of the net assets of Thus before the reduction in the group's interest and the carrying amount attributable to the group's interest immediately after the reduction and taking into account the net proceeds received. The gain on disposal is after charging goodwill of (pound)48.0 million of which (pound)13.4 million represents goodwill previously written off to reserves. The gain on partial disposal of Thus is stated before a taxation charge of (pound)80.0 million. The post-tax gain on partial disposal of Thus is (pound)707.0 million.

(v) An exceptional charge of (pound)47.5 million relates to the costs arising as a result of the group's decision, in July 1999, to withdraw from the use of fixed radio access telephony, including a provision for impairment of tangible assets of (pound)40.5 million. In November 1999 the group disposed of its mobile telephone business. There was no gain or loss on disposal after charging (pound)1.9 million of goodwill relating to this business which was originally charged to reserves. In addition, during the year and prior to the disposal, an impairment of goodwill of (pound)7.5 million in respect of this business was charged to the profit and loss account.

(vi) Finance costs were incurred on the closing out of swaps and redemption of debt to restructure the group's debt portfolio, consequent on the receipt of the Thus sale proceeds.

(vii) Details of the exceptional windfall tax are given in Note 7.

All the above exceptional items relate to continuing operations before acquisition.

5 Net interest charge
--------------------------------------------------------------------------------

                                                                                                         2000       1999       1998
Analysis of net interest charge                                                                       (pound)m   (pound)m  (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Interest on bank loans and overdrafts                                                                    24.6       35.5       45.0
Interest on other borrowings                                                                            251.1      144.4      115.1
Unwinding of discount                                                                                     5.4        -          -
Finance leases                                                                                            0.7        -          0.4
-------------------------------------------------------------------------------------------------  ----------  ---------  ---------
Total interest payable                                                                                  281.8      179.9      160.5
Interest receivable                                                                                      (9.6)      (3.8)      (3.1)
Capitalised interest                                                                                    (28.8)     (14.8)     (10.0)
=================================================================================================  ==========  =========  =========
Net interest charge                                                                                     243.4      161.3      147.4
=================================================================================================  ==========  =========  =========
Interest cover (times)                                                                                    4.2        5.0        5.3
=================================================================================================  ==========  =========  =========

Interest cover is calculated by dividing profit on ordinary activities before interest (excluding exceptional items and goodwill amortisation) by the net interest charge (excluding exceptional interest charges).

6 Tax on profit on ordinary activities
--------------------------------------------------------------------------------

                                                                                   Before
                                                                              exceptional  Exceptional
                                                                                    items     items
                                                                                     2000      2000       2000       1999       1998
                                                                                 (pound)m   (pound)m   (pound)m   (pound)m  (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Corporation tax at 30% (1999 and 1998 31%)                                         135.7       56.0      191.7      141.6      151.6
Overseas taxation                                                                   26.1        -         26.1        -          -
-----------------------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
                                                                                   161.8       56.0      217.8      141.6      151.6
Deferred tax                                                                        (2.6)       -         (2.6)       -          -
-----------------------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
Total tax on profit on ordinary activities                                         159.2       56.0      215.2      141.6      151.6
=============================================================================  =========  =========  =========  =========  =========

Total tax on profit on ordinary activities before exceptional items and goodwill amortisation varied from the amount computed by applying the corporation tax rate to profit on ordinary activities before exceptional items and goodwill amortisation. The differences were attributable to the following factors:

                                                                                                       Before
                                                                                                   exceptional
                                                                                                        items
                                                                                                         2000       1999       1998
                                                                                                          %          %          %
------------------------------------------------------------------------------------------------------------------------------------
UK corporation tax rate                                                                                  30.0       31.0       31.0
Deferred taxation not provided
- on accelerated capital allowances                                                                      (5.6)      (6.3)      (5.6)
- other timing differences                                                                               (0.2)       -          0.2
Permanent UK differences                                                                                 (3.3)      (0.7)       4.2
Net effect of different rates of tax in overseas businesses                                               0.7        -          -
Advance corporation tax written back                                                                      -         (2.0)      (6.1)
------------------------------------------------------------------------------------------------  -----------  ---------  ---------
Effective tax rate on ordinary activities                                                                21.6       22.0       23.7
================================================================================================  ===========  =========  =========



82  Annual Report & Accounts/Form 20-F

7 Windfall taxation
--------------------------------------------------------------------------------
This related to the group's share of the windfall tax according to the formula contained within the Finance (No. 2) Act 1997. The first of two equal instalments was paid on 1 December 1997 and the second instalment was paid on 1 December 1998.

8 Earnings per ordinary share
--------------------------------------------------------------------------------
(a) Earnings per ordinary share have been calculated for all years by dividing the profit for the financial year by the weighted average number of ordinary shares in issue during the financial year, based on the following information:

                                                                                                         2000       1999       1998
-----------------------------------------------------------------------------------------------------------------------------------
Profit for the financial year ((pound)m)                                                                942.3      502.8      170.1
Basic weighted average share capital (number of shares, million)                                      1,389.6    1,185.2    1,180.1
Diluted weighted average share capital (number of shares, million)                                    1,399.2    1,197.2    1,191.9
==================================================================================================  =========  =========  =========

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options.

(b) The calculation of earnings per ordinary share, on a basis which excludes exceptional items, goodwill amortisation and the windfall tax, is based on the following adjusted earnings:

                                                                                                        2000       1999       1998
                                                                                                      (pound)m   (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Profit for the financial year                                                                           942.3      502.8      170.1
Adjusting items - exceptional items                                                                    (397.8)       -          -
                - goodwill amortisation                                                                  30.8        1.2        -
                - windfall tax                                                                            -          -        317.0
--------------------------------------------------------------------------------------------------  ---------  ---------  ---------
Adjusted earnings                                                                                       575.3      504.0      487.1
==================================================================================================  =========  =========  =========

Adjusted earnings per share has been presented in addition to earnings per share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

9 Dividends per ordinary share

-----------------------------------------------------------------------------------------------------------------------------------
                                                                          2000       1999       1998
                                                                     pence per  pence per  pence per
                                                                      ordinary   ordinary   ordinary     2000       1999       1998
                                                                         share      share      share   (pound)m   (pound)m  (pound)m
------------------------------------------------------------------------------------------------------------------------------------
First interim dividend paid                                               8.27       7.50       6.80      95.2       89.9       80.4
Second interim dividend paid                                              8.10       -          -         92.1        -          -
Third interim dividend paid                                               2.23       -          -         40.7        -          -
Final dividend                                                            6.20      15.00      13.60     113.4      178.0      162.9
-------------------------------------------------------------------  ---------  ---------  ---------  --------  ---------  ---------
Total dividends                                                          24.80      22.50      20.40     341.4      267.9      243.3
===================================================================  =========  =========  =========  ========  =========  =========




83  Annual Report & Accounts/Form 20-F

Group Cash Flow Statement
for the year ended 31 March 2000

                                                                                              2000        1999        1998
                                                                                Notes     (pound)m    (pound)m    (pound)m
---------------------------------------------------------------------------------------------------------------------------
Cash inflow from continuing operating activities                                   11      1,117.5       944.9     1,014.1
Dividends received from associates and joint ventures                                          0.5         0.9         0.9
Returns on investments and servicing of finance                                    10       (258.4)     (149.9)     (146.7)
Ordinary taxation                                                                           (154.3)      (93.7)     (134.5)
--------------------------------------------------------------------------------------  -----------  ----------  ----------
Free cash flow before windfall tax                                                           705.3       702.2       733.8
Windfall tax                                                                        7          -        (157.8)     (157.8)
--------------------------------------------------------------------------------------  -----------  ----------  ----------
Free cash flow                                                                               705.3       544.4       576.0
Capital expenditure and financial investment                                       10       (842.3)     (683.0)     (592.7)
--------------------------------------------------------------------------------------  -----------  ----------  ----------
Cash flow before acquisitions and disposals                                                 (137.0)     (138.6)      (16.7)
Acquisitions and disposals                                                         10        718.8       (77.4)       67.9
Equity dividends paid                                                                       (406.0)     (252.8)     (226.0)
--------------------------------------------------------------------------------------  -----------  ----------  ----------
Cash inflow/(outflow) before use of liquid resources and financing                           175.8      (468.8)     (174.8)
Management of liquid resources                                                  10,14         (9.8)      (12.1)      (17.5)
Financing
- Issue of ordinary share capital (net of costs)                                   10        (29.2)        3.2         8.9
- Issue of ordinary share capital by a subsidiary (net of costs)                   10        310.0         -           -
- Share buy-back (including costs)                                                 10       (302.0)        -           -
- (Decrease)/increase in debt                                                   10,14       (100.0)      451.0       252.6
                                                                                        -----------  ----------  ----------
                                                                                            (121.2)      454.2       261.5
--------------------------------------------------------------------------------------  -----------  ----------  ----------
Increase/(decrease) in cash in year                                                14         44.8       (26.7)       69.2
======================================================================================  ===========  ==========  ==========

Free cash flow represents cash flow from continuing operating activities after adjusting for dividends received from associates and joint ventures, returns on investments and servicing of finance and taxation.



Reconciliation of Net Cash Flow to Movement in Net Debt for the year ended 31 March 2000


                                                                                              2000        1999        1998
                                                                                Notes     (pound)m    (pound)m    (pound)m
---------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash in year                                                           44.8       (26.7)       69.2
Cash outflow/(inflow) from decrease/(increase) in debt                                       100.0      (451.0)     (252.6)
Cash outflow from movement in liquid resources                                                 9.8        12.1        17.5
--------------------------------------------------------------------------------------  -----------  ----------  ----------
Change in net debt resulting from cash flows                                                 154.6      (465.6)     (165.9)
Net debt acquired                                                                         (2,565.6)       (2.7)       (0.1)
Net debt disposed                                                                              8.5         -           6.7
Loan notes issued                                                                              -           -          (3.0)
Exchange                                                                                     (17.3)        -           -
Other non-cash movements                                                                      (0.5)       (0.3)        -
--------------------------------------------------------------------------------------  -----------  ----------  ----------
Movement in net debt in year                                                              (2,420.3)     (468.6)     (162.3)
Net debt at end of previous year                                                          (2,421.2)   (1,952.6)   (1,790.3)
--------------------------------------------------------------------------------------  -----------  ----------  ----------
Net debt at end of year                                                            14     (4,841.5)   (2,421.2)   (1,952.6)
======================================================================================  ===========  ==========  ==========

The Accounting Policies and Definitions on pages 72 to 76, together with the Notes on pages 79 to 83, 85 to 87, 89 to 117 and 119 to 120 form part of these Accounts.


84    Annual Report & Accounts/Form 20-F

Notes to the Group Cash Flow Statement
for the year ended 31 March 2000

10 Analysis of cash flows
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  2000          1999          1998
                                                                                              (pound)m      (pound)m      (pound)m
----------------------------------------------------------------------------------------------------------------------------------
(a) Returns on investments and servicing of finance
Interest received                                                                                  9.7           3.5           2.7
Interest paid                                                                                   (265.7)       (153.4)       (149.0)
Interest element of finance lease rental payments                                                    -             -          (0.4)
Dividends paid to minority interests                                                              (2.4)            -             -
----------------------------------------------------------------------------------------    -----------    ----------    ----------
Net cash outflow for returns on investments and servicing of finance                            (258.4)       (149.9)       (146.7)
========================================================================================    ===========    ==========    ==========
(b) Capital expenditure and financial investment
Purchase of tangible fixed assets                                                               (917.7)       (745.1)       (664.6)
Deferred income received                                                                          55.5          47.8          57.9
Sale of tangible fixed assets                                                                     26.5          20.4          26.4
Purchase of fixed asset investments                                                               (6.6)         (6.1)        (12.4)
----------------------------------------------------------------------------------------    -----------    ----------    ----------
Net cash outflow for capital expenditure and financial investment                               (842.3)       (683.0)       (592.7)
========================================================================================    ===========    ==========    ==========
(c) Acquisitions and disposals
Purchase of subsidiary undertakings                                                                2.1         (77.4)         (0.4)
Sale of subsidiary businesses                                                                     (3.7)            -          68.3
Partial disposal of Thus                                                                         720.4             -             -
----------------------------------------------------------------------------------------    -----------    ----------    ----------
Net cash inflow/(outflow) from acquisitions and disposals                                        718.8         (77.4)         67.9
========================================================================================    ===========    ==========    ==========
(d) Management of liquid resources*
Cash outflow in relation to short-term deposits and other short-term investments                  (9.8)        (12.1)        (17.5)
----------------------------------------------------------------------------------------    -----------    ----------    ----------
Net cash outflow for management of liquid resources                                               (9.8)        (12.1)        (17.5)
========================================================================================    ===========    ==========    ==========
(e) Financing
                                                                                            -----------    ----------    ----------
Issue of ordinary share capital                                                                    3.8           3.2           8.9
Expenses paid in connection with share issue                                                     (33.0)            -             -
Issue of ordinary share capital by a subsidiary                                                  327.0             -             -
Expenses paid in connection with share issue by a subsidiary                                     (17.0)            -             -
Share buy-back                                                                                  (302.0)            -             -
                                                                                            -----------    ----------    ----------
                                                                                                 (21.2)          3.2           8.9
Debt due within one year:
                                                                                            -----------    ----------    ----------
- net repayment of uncommitted facilities                                                        (75.0)        (39.1)        (81.8)
- net commercial paper redeemed                                                                 (285.8)       (174.9)        (31.0)
- medium-term notes/private placements                                                            (3.3)        (62.5)         62.5
- redemption of loan notes                                                                        (8.0)         (1.1)        (39.4)
- European Investment Bank loans                                                                   0.8         (10.0)          1.3
- mortgages                                                                                        4.2             -             -
Debt due after one year:
- net repayment of committed facilities                                                              -             -        (200.6)
- medium-term notes/private placements                                                           178.1         197.5         240.9
- European Investment Bank loans                                                                  86.2          51.2          20.0
- 5.875% euro-US dollar bond issue                                                                   -             -         182.9
- variable coupon bond issue                                                                         -             -          99.6
- 8.375% euro-sterling bond issue                                                                    -             -           0.2
- 6.750% euro-sterling bond issue                                                                    -         247.0             -
- 5.250% deutschmark bond issue                                                                      -         245.5             -
- 11.457% sterling bond                                                                         (142.0)            -             -
- 6.625% euro-sterling bond issue                                                                197.9             -             -
- mortgages                                                                                      (53.1)            -             -

Capital element of finance lease rental payments                                                     -          (2.6)         (2.0)
                                                                                            -----------    ----------    ----------
(Decrease)/increase in debt                                                                     (100.0)        451.0         252.6
----------------------------------------------------------------------------------------    -----------    ----------    ----------
Net cash (outflow)/inflow from financing                                                        (121.2)        454.2         261.5
========================================================================================    ===========    ==========    ==========

* Liquid resources include term deposits of less than one year, commercial paper and other short-term investments.



85    Annual Report & Accounts/Form 20-F

Notes to the Group Cash Flow Statement
for the year ended 31 March 2000
continued


11 Reconciliation of operating profit to net cash inflow from continuing operating activities
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  2000          1999          1998
                                                                                              (pound)m      (pound)m      (pound)m
----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                 671.6         802.8         785.1
Depreciation and amortisation                                                                    448.0         225.4         184.6
Profit on sale of tangible fixed assets and disposal of businesses                               (19.8)        (18.6)        (21.7)
Release of deferred income                                                                       (15.6)        (13.6)        (20.6)
Movements in provisions for liabilities and charges                                              103.1          (7.3)         (5.1)
Decrease/(increase) in stocks                                                                     20.1          18.4         (32.0)
(Increase)/decrease in debtors                                                                   (32.1)        (68.7)         81.9
(Decrease)/increase in creditors                                                                 (57.8)          6.5          41.9
----------------------------------------------------------------------------------------    ----------     ---------     ---------
Net cash inflow from continuing operating activities                                           1,117.5         944.9       1,014.1
========================================================================================    ==========     =========     =========

12 Effect of acquisitions and disposals on cash flows
----------------------------------------------------------------------------------------------------------------------------------
                                                                               Acquisition    Disposal  Acquisitions     Disposals
                                                                                      2000        2000          1999          1998
                                                                                  (pound)m    (pound)m      (pound)m      (pound)m
----------------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities                                                  242.4        (0.5)         21.1          10.0
Returns on investments and servicing of finance                                      (40.6)       (0.5)          0.3          (0.7)
Taxation                                                                               7.6         0.5          (0.1)           --
Capital expenditure and financial investment                                        (103.1)        0.1         (10.6)         (5.3)
Equity dividends paid                                                                 (9.8)         --            --            --
Management of liquid resources                                                          --          --          (9.2)           --
Financing                                                                            (71.0)         --          (1.6)          2.1
-----------------------------------------------------------------------------   ----------   ---------     ---------     ---------
Increase/(decrease) in cash                                                           25.5        (0.4)         (0.1)          6.1
=============================================================================   ==========   =========     =========     =========

The analysis of cash flows of the acquisition in 2000 relates to the post-acquisition cash flows of PacifiCorp. The analysis of cash flows of the disposal in 2000 relates to the pre-disposal cash flows for the mobile telephone business that was sold during the year. The analysis of cash flows of the acquisitions in 1999 relates to the post-acquisition cash flows of Demon Internet Limited and Watermark Games Limited. There were no disposals in 1999. The analysis of cash flows from disposals in 1998 relates to the cash flows during the period for the Southern Water non-core businesses that were sold during the year. The cash flows from the acquisitions in 1998 were not material.

13 Analysis of cash flows in respect of acquisitions and disposals
----------------------------------------------------------------------------------------------------------------------------------
                                                                               Acquisition    Disposal  Acquisitions     Disposals
                                                                                      2000        2000          1999          1998
                                                                                  (pound)m    (pound)m      (pound)m      (pound)m
----------------------------------------------------------------------------------------------------------------------------------
Cash consideration including expenses                                                (28.4)          -         (69.7)         70.2
Cash at bank and in hand acquired/(disposed)                                          41.4        (3.7)          1.4          (1.9)
Pre-completion dividend to former PacifiCorp shareholders                             (9.8)          -             -             -
Deferred consideration in respect of prior year acquisitions                          (1.1)          -          (9.1)            -
-----------------------------------------------------------------------------   ----------   ---------     ---------     ---------
                                                                                       2.1        (3.7)        (77.4)         68.3
=============================================================================   ==========   =========     =========     =========
The cash flows arising on the group's partial disposal of its interest in Thus (net of expenses) were as follows:
                                                                                                                              2000
                                                                                                                          (pound)m
----------------------------------------------------------------------------------------------------------------------------------
Cash received on primary issue by Thus                                                                                       310.0
Cash received on sale of shares by ScottishPower                                                                             720.4
--------------------------------------------------------------------------------------------------------------------     ---------
Total                                                                                                                      1,030.4
====================================================================================================================     ---------


86    Annual Report & Accounts/Form 20-F

14 Analysis of net debt
----------------------------------------------------------------------------------------------------------------------------------
                                                                     At                  Acquisitions         Other             At
                                                                1 April                 (excl. cash &      non-cash       31 March
                                                                   1998      Cash flow    overdrafts)       changes           1999
1998 - 99                                                      (pound)m       (pound)m       (pound)m      (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            -----------
Cash at bank                                                       58.8          (20.7)             -             -           38.1
Overdrafts                                                         (9.3)          (6.0)             -             -          (15.3)
                                                                            -----------
                                                                                 (26.7)
                                                                            -----------
Debt due after 1 year                                          (1,032.4)        (741.2)          (0.1)         89.2       (1,684.5)
Debt due within 1 year                                         (1,026.4)         287.6              -         (89.5)        (828.3)
Finance leases                                                        -            2.6           (2.6)            -              -
                                                                            -----------
                                                                                (451.0)
Other deposits                                                     56.7           12.1              -             -           68.8
---------------------------------------------------------    -----------    -----------    -----------   -----------    -----------

Total                                                          (1,952.6)        (465.6)          (2.7)         (0.3)      (2,421.2)
=========================================================    ===========    ===========    ===========   ===========    ===========

'Other non-cash changes' to net debt represents the movement in debt of (pound)89.5 million due after more than one year to due within one year and amortisation of finance costs of (pound)0.3 million.

--------------------------------------------------------------------------------------------------------------------------------
                                                At                Acquisition      Disposal                   Other          At
                                           1 April              (excl. cash & (excl. cash &                non-cash    31 March
                                              1999   Cash flow    overdrafts)   overdrafts)    Exchange     changes        2000
1999 - 00                                 (pound)m    (pound)m       (pound)m      (pound)m    (pound)m    (pound)m    (pound)m
--------------------------------------------------------------------------------------------------------------------------------
                                                     ----------
Cash at bank                                  38.1        68.6              -             -           -           -       106.7
Overdrafts                                   (15.3)      (23.8)             -             -           -           -       (39.1)
                                                     ----------
                                                          44.8

                                                     ----------
Debt due after 1 year                     (1,684.5)     (267.1)      (2,349.6)            -       (15.9)       (0.5)   (4,317.6)
Debt due within 1 year                      (828.3)      367.1         (199.1)          8.5        (1.2)          -      (653.0)
Finance leases                                 -           -            (16.9)            -        (0.2)          -       (17.1)
                                                     ----------
                                                         100.0

Other deposits                                68.8         9.8              -             -           -           -        78.6
---------------------------------------  ----------  ----------    -----------    ----------  ----------  ----------  ----------
Total                                     (2,421.2)      154.6       (2,565.6)          8.5       (17.3)       (0.5)   (4,841.5)
=======================================  ==========  ==========    ===========    ==========  ==========  ==========  ==========

'Other non-cash changes' to net debt represents amortisation of finance costs of (pound)0.5 million.



87     Annual Report & Accounts/Form 20-F

Group Balance Sheet
as at 31 March 2000

                                                                                          2000            1999
                                                                       Notes          (pound)m        (pound)m
---------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                                         17           1,618.0            71.3
Tangible assets                                                           18          10,683.3         5,295.1
Investments
                                                                                --------------
- Investments in joint ventures:
  Share of gross assets                                                                   95.9            54.2
  Share of gross liabilities                                                             (76.3)          (29.8)
                                                                                --------------
                                                                                          19.6            24.4
- Investments in associates                                                                5.4             5.9
- Other investments                                                                      207.6            43.4
                                                                                --------------
                                                                          19             232.6            73.7
----------------------------------------------------------------------------    --------------    ------------
                                                                                      12,533.9         5,440.1
----------------------------------------------------------------------------    --------------    ------------
Current assets
Businesses held for disposal                                              30             563.2               -
Stocks                                                                    20             202.3           125.8
Debtors                                                                   21
                                                                                 -------------
- Gross debtors                                                                        1,732.9           559.3
- Less non-recourse financing                                                           (271.9)              -
                                                                                 -------------
                                                                                       1,461.0           559.3
Short-term bank and other deposits                                                       185.3           106.9
----------------------------------------------------------------------------    --------------    ------------
                                                                                       2,411.8           792.0
----------------------------------------------------------------------------    --------------    ------------
Creditors: amounts falling due within one year
Loans and other borrowings                                                22            (692.1)         (843.6)
Other creditors                                                           23          (2,159.3)       (1,332.8)
----------------------------------------------------------------------------    --------------    ------------
                                                                                      (2,851.4)       (2,176.4)
----------------------------------------------------------------------------    --------------    ------------
Net current liabilities                                                                 (439.6)       (1,384.4)
----------------------------------------------------------------------------    --------------    ------------
Total assets less current liabilities                                                 12,094.3         4,055.7
Creditors: amounts falling due after more than one year
Loans and other borrowings                                                22          (4,334.7)       (1,684.5)
Provisions for liabilities and charges                                    24            (669.2)          (30.8)
Deferred income                                                           26            (426.8)         (393.2)
----------------------------------------------------------------------------    --------------    ------------
Net assets                                                                15           6,663.6         1,947.2
============================================================================    ==============    ============

Called up share capital                                                27,28             923.8           599.4
Share premium                                                             28           3,733.8               -
Revaluation reserve                                                       28             220.5           223.9
Capital redemption reserve                                                28              18.3               -
Merger reserve                                                            28             406.4           394.0
Profit and loss account                                                   28           1,061.1           728.6
----------------------------------------------------------------------------    --------------    ------------
Equity shareholders' funds                                                28           6,363.9         1,945.9
Minority interests (including non-equity)                                 29             299.7             1.3
----------------------------------------------------------------------------    --------------    ------------
Capital employed                                                                       6,663.6         1,947.2
============================================================================    ==============    ============

Net asset value per ordinary share                                        16            344.9p          161.2p
============================================================================    ==============    ============


Approved by the Board on 4 May 2000 and signed on its behalf by




/s/ Charles Miller Smith                         /s/ David Nish

Charles Miller Smith                             David Nish
Chairman                                         Finance Director


The Accounting Policies and Definitions on pages 72 to 76, together with the Notes on pages 79 to 83, 85 to 87, 89 to 117 and 119 to 120 form part of these Accounts.


           88  Annual Report & Accounts/Form 20-F

Notes to the Group Balance Sheet
as at 31 March 2000

15 Segmental information
                                                                                         2000            1999
(a) Net assets/(liabilities) by segment                               Notes          (pound)m        (pound)m
--------------------------------------------------------------------------------------------------------------
United Kingdom
Generation Wholesale                                                                    201.0           322.7
Power Systems                                                            (i)          1,955.2         1,933.9
Energy Supply                                                            (i)            200.9           139.3
Southern Water                                                                        1,618.0         1,612.4
Telecoms                                                                (ii)            377.7           307.6
Other                                                             (i), (iii)             56.8             1.6
----------------------------------------------------------------------------    --------------    ------------
United Kingdom total                                                                  4,409.6         4,317.5
============================================================================    ==============    ============

United States
PacifiCorp Domestic Electric                                                          6,141.7               -
PacifiCorp Other                                                                        447.1               -
----------------------------------------------------------------------------    --------------    ------------
United States total                                                                   6,588.8               -
============================================================================    ==============    ============
Unallocated net liabilities                                             (iv)         (4,334.8)       (2,370.3)
----------------------------------------------------------------------------    --------------    ------------
Total                                                                                 6,663.6         1,947.2
============================================================================    ==============    ============
                                                                                         2000            1999
(b) Capital expenditure by segment                                       (v)         (pound)m        (pound)m
--------------------------------------------------------------------------------------------------------------
United Kingdom
Generation Wholesale                                                                     32.0            42.5
Power Systems                                                            (i)            216.5           249.4
Energy Supply                                                            (i)             41.4            25.7
Southern Water                                                                          362.6           356.0
Telecoms                                                                (ii)            164.8           103.2
Other                                                                    (i)             27.8            25.2
----------------------------------------------------------------------------    --------------    ------------
United Kingdom total                                                                    845.1           802.0
============================================================================    ==============    ============

United States
PacifiCorp Domestic Electric                                                             97.2               -
PacifiCorp Other                                                                          0.1               -
----------------------------------------------------------------------------    --------------    ------------
United States total                                                                      97.3               -
============================================================================    ==============    ============
Total                                                                                   942.4           802.0
============================================================================    ==============    ============
                                                                                         2000            1999
(c) Total assets by segment                                                          (pound)m        (pound)m
--------------------------------------------------------------------------------------------------------------
United Kingdom
Generation Wholesale                                                                    442.4           489.4
Power Systems                                                            (i)          2,496.3         2,442.0
Energy Supply                                                            (i)            487.5           432.3
Southern Water                                                                        2,575.4         2,291.1
Telecoms                                                                (ii)            450.0           412.0
Other                                                                    (i)             73.4           165.3
----------------------------------------------------------------------------    --------------    ------------
United Kingdom total                                                                  6,525.0         6,232.1
============================================================================    ==============    ============

United States
PacifiCorp Domestic Electric                                                          7,191.6               -
PacifiCorp Other                                                                      1,229.1               -
----------------------------------------------------------------------------    --------------    ------------
United States total                                                                   8,420.7               -
============================================================================    ==============    ============
Total                                                                                14,945.7         6,232.1
============================================================================    ==============    ============

(i) In view of the continued integration of the Manweb business into existing ScottishPower businesses, the directors have decided that it is appropriate to re-classify the former Manweb segmental information for internal management and group reporting purposes. Prior year comparatives have been restated accordingly. The effect of this restatement on the previously reported segmental data for 1999 is to allocate the former Manweb segment as follows:

                                                                        Net           Capital           Total
                                                                     assets       expenditure          assets
                                                                       1999              1999            1999
                                                                   (pound)m          (pound)m        (pound)m
--------------------------------------------------------------------------------------------------------------
Power Systems                                                         699.2              99.6           930.9
Energy Supply                                                          41.5               1.6           110.8
Other                                                                 (68.3)                -            10.0
----------------------------------------------------------------------------    --------------    ------------
Manweb total                                                          672.4             101.2         1,051.7
============================================================================    ==============    ============


          89  Annual Report & Accounts/Form 20-F

Notes to the Group Balance Sheet
as at 31 March 2000
continued


15 Segmental information continued
--------------------------------------------------------------------------------
(ii) The former ScottishTelecom segment has been re-named as the Telecoms segment following ScottishTelecom's change of name to Thus plc.

(iii) The net assets of the Appliance Retailing business, included within the Other business segment, excluding short-term bank and other deposits of (pound)48.8 million (1999 (pound)37.2 million), are (pound)9.1 million (1999 (pound)18.6 million).

(iv) Unallocated net liabilities include net debt, dividends payable, tax liabilities, investments and businesses held for disposal.

(v) Capital expenditure by business segment is stated gross of capital grants and customer contributions.

16 Net asset value per ordinary share
--------------------------------------------------------------------------------
Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective years (after adjusting for the effect of shares held in trust for the group's Sharesave Scheme):

                                                                                                                 2000         1999
----------------------------------------------------------------------------------------------------------------------------------
Net assets (as adjusted) ((pound)million)                                                                     6,304.4      1,912.1
Number of ordinary shares in issue at year end (as adjusted) (number of shares, million)                      1,827.9      1,185.0
=========================================================================================================   =========    =========

17 Intangible fixed assets
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          Goodwill
                                                                                                                 Note     (pound)m
----------------------------------------------------------------------------------------------------------------------------------
Cost:
At 1 April 1999                                                                                                               72.5
Acquisition                                                                                                        30      1,601.3
Disposals                                                                                                                    (36.4)
Exchange                                                                                                                      11.0
----------------------------------------------------------------------------------------------------------   --------    ---------
At 31 March 2000                                                                                                           1,648.4
==========================================================================================================   ========    =========
Amortisation:
At 1 April 1999                                                                                                                1.2
Amortisation for the year                                                                                                     30.8
Disposals                                                                                                                     (1.8)
Exchange                                                                                                                       0.2
----------------------------------------------------------------------------------------------------------   --------    ---------
At 31 March 2000                                                                                                              30.4
==========================================================================================================   ========    =========
Net book value:
At 31 March 2000                                                                                                           1,618.0
At 31 March 1999                                                                                                              71.3
At 31 March 1998                                                                                                                 -
----------------------------------------------------------------------------------------------------------   --------    ---------

18 Tangible fixed assets
----------------------------------------------------------------------------------------------------------------------------------
                                                                              Water
                                                        Land and     infrastructure        Plant and     Vehicles and
                                                       buildings             assets        machinery        equipment        Total
Year ended 31 March 1999                                (pound)m           (pound)m         (pound)m         (pound)m     (pound)m
----------------------------------------------------------------------------------------------------------------------------------
Cost or valuation:
At 1 April 1998                                            847.5              852.2          3,644.7            510.7      5,855.1
Additions                                                  100.2              145.2            392.8            163.8        802.0
Acquisitions                                                 -                  -                6.0              1.0          7.0
Grants and contributions                                     -                 (5.6)             -                -           (5.6)
Disposals                                                   (7.0)              (0.4)           (11.4)           (16.8)       (35.6)
-------------------------------------------------      ---------          ---------        ---------        ---------    ---------

At 31 March 1999                                           940.7              991.4          4,032.1            658.7      6,622.9
=================================================      =========          =========        =========        =========    =========

Depreciation:
At 1 April 1998                                            152.6               29.1            857.3             92.2      1,131.2
Charge for the year                                         20.3               19.7            119.4             64.8        224.2
Disposals                                                   (2.0)              (0.4)            (9.7)           (15.5)       (27.6)
-------------------------------------------------      ---------          ---------        ---------        ---------    ---------

At 31 March 1999                                           170.9               48.4            967.0            141.5      1,327.8
=================================================      =========          =========        =========        =========    =========

Net book value:
At 31 March 1999                                           769.8              943.0          3,065.1            517.2      5,295.1
At 31 March 1998                                           694.9              823.1          2,787.4            418.5      4,723.9
=================================================      =========          =========        =========        =========    =========



90  Annual Report & Accounts/Form 20-F

18 Tangible fixed assets continued
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Water
                                                                   Land and   infrastructure   Plant and   Vehicles and
                                                                  buildings           assets   machinery      equipment       Total
Year ended 31 March 2000                                           (pound)m         (pound)m    (pound)m       (pound)m    (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
Cost or valuation:
At 1 April 1999                                                       940.7            991.4     4,032.1          658.7     6,622.9
Additions                                                             102.7            109.1       532.9          197.7       942.4
Acquisition                                                           180.5                -     4,268.7          433.4     4,882.6
Grants and contributions                                                  -             (6.3)          -              -        (6.3)
Disposals                                                              (7.4)            (0.5)      (25.2)         (12.3)      (45.4)
Exchange                                                                1.3                -        30.0            3.2        34.5
----------------------------------------------------------------  ---------  ---------------  ----------  -------------  ----------
At 31 March 2000                                                    1,217.8          1,093.7     8,838.5        1,280.7    12,430.7
================================================================  =========  ===============  ==========  =============  ==========
Depreciation:
At 1 April 1999                                                       170.9             48.4       967.0          141.5     1,327.8
Charge for the year                                                    65.5             20.2       133.7          100.8       320.2
Impairment                                                              2.4                -        59.9           73.1       135.4
Disposals                                                              (1.8)            (0.5)      (25.2)          (9.2)      (36.7)
Exchange                                                                  -                -         0.5            0.2         0.7
----------------------------------------------------------------  ---------  ---------------  ----------  -------------  ----------
At 31 March 2000                                                      237.0             68.1     1,135.9          306.4     1,747.4
================================================================  =========  ===============  ==========  =============  ==========
Net book value:
At 31 March 2000                                                      980.8          1,025.6     7,702.6          974.3    10,683.3
At 31 March 1999                                                      769.8            943.0     3,065.1          517.2     5,295.1
================================================================  =========  ===============  ==========  =============  ==========
                                                                                                                   2000        1999
Historical cost analysis                                                                                       (pound)m    (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
Cost                                                                                                           12,278.7     6,470.9
Depreciation based on cost                                                                                     (1,815.9)   (1,399.7)
--------------------------------------------------------------------------------------------------------  -------------  ----------
Net book value based on cost                                                                                   10,462.8     5,071.2
========================================================================================================  =============  ==========
                                                                                                                   2000        1999
Included in the cost or valuation of tangible fixed assets above are:                              Notes       (pound)m    (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
Major assets in the course of construction                                                                        706.4       537.2
Grants and contributions in respect of water infrastructure assets                                                (24.3)      (18.0)
Capitalised interest                                                                                (ii)           61.6        32.8
Assets not subject to depreciation                                                                 (iii)           59.1        60.6
========================================================================================================  =============  ==========

(i) The Manweb distribution and Southern Water operational assets were revalued by the directors on 30 September 1997. The valuations have not been and will not be updated, as permitted under the transitional provisions of FRS 15 'Tangible fixed assets'. The net book value of tangible fixed assets included at valuation at 31 March 2000 was (pound)2,253.1 million (1999 (pound)2,311.2 million).

(ii) Interest on the funding attributable to major capital projects was capitalised during the year at a rate of 8% (1999 9%) in the United Kingdom and 7% in the United States.

(iii) Assets not subject to depreciation are land. Land and buildings held by the group are predominantly freehold.

(iv) The historical cost of fully depreciated tangible fixed assets still in use was (pound)256.3 million (1999 (pound)241.2 million).

(v) Capitalised computer software costs developed for internal use include employee, interest and other external direct costs of materials and services which are directly attributable to the development of computer software. Cumulative software costs capitalised are (pound)333.1 million (1999 (pound)190.7 million). The depreciation charge, including impairment, was (pound)78.3 million (1999 (pound)10.9 million, 1998 (pound)7.9 million).

(vi) The net book value of tangible fixed assets under finance leases at 31 March 2000 was (pound)17.0 million (1999 (pound)nil). The charge for depreciation against these assets during the year was less than (pound)0.1 million.

(vii) Assets which have been impaired have been valued on the basis of their estimated recoverable amounts.

The impairment charge of (pound)135.4 million has been charged to the profit and loss account as follows: cost of sales, (pound)44.5 million, transmission and distribution costs, (pound)38.5 million, administrative expenses, (pound)13.9 million and loss from withdrawal from operations, (pound)38.5 million.


91 Annual Report & Accounts/Form 20-F

Notes to the Group Balance Sheet
as at 31 March 2000
continued

19 Fixed asset investments
----------------------------------------------------------------------------------------------------------------------------------
                                                                            Associated                Own
                                                     Joint ventures         undertaking       shares held          Other
                                                   Shares      Loans     Shares      Loans    under trust   investments      Total
                                                 (pound)m   (pound)m   (pound)m   (pound)m       (pound)m      (pound)m   (pound)m
----------------------------------------------------------------------------------------------------------------------------------
Cost or valuation:
At 1 April 1998                                       2.2       13.6        6.7        0.7           41.6           2.5       67.3
Additions                                               -        7.5          -          -            2.8           0.1       10.4
Share of retained profit                              1.1          -        0.1          -              -             -        1.2
Disposals and other                                     -          -       (0.9)      (0.7)          (2.8)         (0.8)      (5.2)
-----------------------------------------------  --------  ---------  ---------  ---------  -------------  ------------  ---------
At 31 March 1999                                      3.3       21.1        5.9          -           41.6           1.8       73.7
Additions                                               -        1.0          -          -           36.9          12.6       50.5
Acquisitions                                            -          -          -          -            0.4         123.4      123.8
Share of retained (loss)/profit                      (3.0)         -        0.1          -              -             -       (2.9)
Disposals and other                                     -       (2.8)      (0.6)         -           (8.5)         (1.4)     (13.3)
Exchange                                                -          -          -          -              -           0.8        0.8
-----------------------------------------------  --------  ---------  ---------  ---------  -------------  ------------  ---------
At 31 March 2000                                      0.3       19.3        5.4          -           70.4         137.2      232.6
===============================================  ========  =========  =========  =========  =============  ============  =========

The principal subsidiary undertakings, joint ventures and associated undertakings are listed on page 120.

(a) Shares in the company held under trust during the year are as follows:

                                                                Shares                                 Shares    Nominal     Market
                                                               held at        Shares        Shares    held at   value at   value at
                                                               1 April      acquired   transferred   31 March   31 March   31 March
                                                  Dividends       1998   during year   during year       1999       1999       1999
                                         Notes       waived     (000s)        (000s)        (000s)     (000s)   (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------------------------

Long Term Incentive Plan                   (i)           no      1,394           483             -      1,877        0.9       10.1
ScottishPower Sharesave Scheme            (ii)          yes     13,918             -        (1,128)    12,790        6.4       69.1
-----------------------------------------------------------  ---------  ------------  ------------  ---------  ---------  ---------
                                                                15,312           483        (1,128)    14,667        7.3       79.2
===========================================================  =========  ============  ============  =========  =========  =========
                                                                Shares                                 Shares    Nominal     Market
                                                               held at        Shares        Shares    held at   value at   value at
                                                               1 April      acquired   transferred   31 March   31 March   31 March
                                                  Dividends       1999   during year   during year       2000       2000       2000
                                         Notes       waived     (000s)        (000s)        (000s)     (000s)   (pound)m   (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
Long Term Incentive Plan                   (i)           no      1,877           564             -      2,441        1.2       12.4
ScottishPower Sharesave Scheme            (ii)          yes     12,790        10,253        (3,402)    19,641        9.8       99.7
PacifiCorp Stock Incentive Plan          (iii)           no          -           108*          (50)        58          -        0.3
-----------------------------------------------------------  ---------  ------------  ------------  ---------  ---------  ---------
                                                                14,667        10,925        (3,452)    22,140       11.0      112.4
===========================================================  =========  ============  ============  =========  =========  =========

*For the PacifiCorp Stock Incentive Plan this represents the balance of shares at 29 November 1999.

(i) Shares of the company are held under trust as part of the Long Term Incentive Plan for executive directors and other senior managers (see Remuneration Report of the Directors for details of the plan).

(ii) Shares of the company are held in two Qualifying Employee Share Ownership Trusts as part of the Scottish Power UK plc Sharesave Scheme and the Southern Water Sharesave Scheme. Holders of options granted under the schemes will be awarded shares by the Trusts upon the exercise of the options. Details of options granted under these schemes are disclosed in Note 27.

(iii) Options granted under the PacifiCorp Stock Incentive Plan are for ScottishPower ADSs; for the purposes of the table above, options have been converted to ScottishPower ordinary shares as follows: one ScottishPower ADS equals four ScottishPower ordinary shares. The figures relating to the PacifiCorp Stock Incentive Plan relate to the period between the date of acquisition and 31 March 2000 and represent the unvested and unforfeited shares of restricted stock held.


20 Stocks
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    2000       1999
                                                                                                                 pound)m   (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
Raw materials and consumables                                                                                       98.5       44.8
Fuel stocks                                                                                                         47.0       30.0
Work in progress                                                                                                    11.6       10.2
Finished goods and goods for resale                                                                                 45.2       40.8
-------------------------------------------------------------------------------------------------------------  ---------  ---------
                                                                                                                   202.3      125.8
=============================================================================================================  =========  =========

Fuel stocks include gas delivered to third parties under sale and repurchase agreements to match gas usage requirements with existing gas purchase obligations. Under the provisions of FRS 5, the cost under such agreements of gas delivered to third parties is shown as fuel stocks, and amounts payable to third parties totalling (pound)6.8 million (1999 (pound)17.4 million) are included in accrued expenses in Note 23.


92 Annual Report & Accounts/Form 20-F

21 Debtors

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   2000        1999
                                                                                                      Notes    (pound)m    (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
(a) Amounts falling due within one year:
Trade debtors                                                                                           (i)       482.2       260.1
                                                                                                             ----------  ----------
Amounts receivable under finance leases                                                                (ii)        43.7         0.2
Less non-recourse financing                                                                                       (17.2)          -
                                                                                                             ----------  ----------
                                                                                                                   26.5         0.2
Prepayments and accrued income                                                                                    391.6       227.8
US regulatory assets                                                                                               46.7           -
Other debtors                                                                                                     107.8        64.7
-----------------------------------------------------------------------------------------------------------  ----------  ----------
                                                                                                                1,054.8       552.8
(b) Amounts falling due after more than one year:
                                                                                                             ----------  ----------
Amounts receivable under finance leases                                                                (ii)       435.5         2.7
Less non-recourse financing                                                                                      (254.7)          -
                                                                                                             ----------  ----------
                                                                                                                  180.8         2.7
US regulatory assets                                                                                               71.0           -

Other debtors                                                                                                     154.4         3.8
-----------------------------------------------------------------------------------------------------------  ----------  ----------
                                                                                                                1,461.0       559.3
===========================================================================================================  ==========  ==========

(i) Trade debtors are stated net of provisions for doubtful debts of(pound)69.6 million (1999(pound)49.0 million).

(ii) The group's finance leases in the United States which are financed by non-recourse borrowing qualify for linked presentation under FRS 5. The directors confirm that the group has no obligation to support any losses arising under these leases nor is there any intention to do so. Amounts receivable under finance leases at 31 March 2000 of (pound)435.5 million are due as follows: within 1-2 years, (pound)36.7 million; within 2-3 years, (pound)98.0 million; within 3-4 years, (pound)43.0 million; within 4-5 years, (pound)44.5 million and after 5 years, (pound)213.3 million. Total amounts receivable under finance leases during the year were (pound)32.0 million (1999 (pound)0.4 million).


22 Loans and other borrowings
--------------------------------------------------------------------------------
Details of the group's objectives, policies and strategy with regard to financial instruments and risk management are contained within the Financial Review on pages 48 to 59. The analyses of financial instruments in this Note do not include short-term debtors and creditors as permitted by FRS 13.

                                                                                               Weighted
                                                                                                average
                                                                                             interest rate       2000        1999
(a) Analysis by instrument                                                    Notes        2000        1999    (pound)m    (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
Unsecured debt of UK businesses
Bank overdraft                                                                                -           -        23.7        15.3
Uncommitted bank loan                                                                      5.3%        7.0%        89.3       172.7
Commercial paper                                                                (i)        5.4%        7.1%       289.5       553.4
Medium-term notes/private placements                                           (ii)        5.9%        7.1%       613.2       438.4
Loan notes                                                                    (iii)        5.4%        6.8%         8.7        16.6
European Investment Bank loans                                                 (iv)        7.9%        9.1%       304.6       217.6
11.457% sterling bond 2001 (held by HM Treasury)                                          11.5%       11.5%           -       142.0
5.875% euro-US dollar bond 2003                                                            6.9%        6.9%       183.2       183.0
Variable coupon bond 2008                                                                  6.8%        6.8%        99.7        99.6
5.250% deutschmark bond 2008                                                               6.8%        6.8%       245.6       245.5
6.625% euro-sterling bond 2010                                                             6.7%           -       197.9           -
8.375% euro-sterling bond 2017                                                             8.4%        8.4%       197.1       197.0
6.750% euro-sterling bond 2023                                                             6.8%        6.8%       247.0       247.0
Unsecured debt of US businesses
Bank overdraft                                                                                -           -        15.4           -
Commercial paper                                                                (i)        6.2%           -        68.3           -
PacifiCorp Group Holdings Senior Notes                                                     6.9%           -       156.1           -
Junior subordinated debentures                                                  (v)        8.8%           -       105.9           -
Preferred securities                                                           (vi)        8.6%           -       206.9           -
Pollution control revenue bonds                                                (ix)        3.8%           -       279.1           -
Finance leases                                                                (vii)       11.9%           -        17.1           -
-----------------------------------------------------------------------------------------------------------  ----------  ----------
Unsecured debt                                                                                                  3,348.3     2,528.1
===========================================================================================================  ==========  ==========
Secured debt of US businesses
First mortgage and collateral trust bonds                                    (viii)        7.6%           -     1,443.3           -
Pollution control revenue bonds                                                (ix)        4.2%           -       177.2           -
Other                                                                                      7.6%           -        58.0           -
-----------------------------------------------------------------------------------------------------------  ----------  ----------
Secured debt                                                                                                    1,678.5           -
===========================================================================================================  ==========  ==========
                                                                                                                5,026.8     2,528.1
===========================================================================================================  ==========  ==========


93  Annual Report & Accounts/Form 20-F

Notes to the Group Balance Sheet
as at 31 March 2000
continued


22 Loans and other borrowings continued
--------------------------------------------------------------------------------
(i) Commercial paper
Scottish Power UK plc has an established US$2.0 billion (1999 US$2.0 billion) euro-commercial paper programme. Paper is issued in a range of currencies and swapped back into sterling. PacifiCorp has a US$1.5 billion domestic commercial paper programme and PacifiCorp Group Holdings has a US$200 million domestic commercial paper programme. Amounts borrowed under the commercial paper programme are repayable in less than one year.

(ii) Medium-term notes/private placements
Scottish Power UK plc has an established US$4.0 billion euro-medium-term note programme. Paper is issued in a range of currencies and swapped back into sterling. As at 31 March 2000, maturities range from 1 to 40 years.

(iii) Loan notes
All loan notes are redeemable at the holders discretion. Ultimate maturity dates range from 2000 to 2006.

(iv) European Investment Bank loans
These loans incorporate agreements with various interest rates and maturity dates. The maturity dates of these arrangements range from 2006 to 2011.

(v) Junior subordinated debentures
The junior subordinated debentures are subordinated to PacifiCorp's first mortgage and collateral trust bonds, pollution control revenue bonds, commercial paper, bank debt and any other future indebtedness.

(vi) Preferred securities
Wholly-owned subsidiary trusts of PacifiCorp ("the Trusts") have issued redeemable preferred securities representing preferred undivided beneficial interests in the assets of the Trusts. The sole assets of the Trusts are junior subordinated deferrable interest debentures of PacifiCorp that bear interest at the same rates as the preferred securities to which they relate, and certain rights under related guarantees by PacifiCorp.

(vii) Finance leases
These are facility leases that are accounted for as capital leases, maturity dates range from 2013 to 2021.

(viii) First mortgage and collateral trust bonds
First mortgage and collateral trust bonds of PacifiCorp may be issued in amounts limited by its Domestic Electric operation's property, earnings and other provisions of the mortgage indenture. Approximately $11.7 billion of the eligible assets (based on original costs) of PacifiCorp is subject to the lien of the mortgage.

(ix) Pollution control revenue bonds
Bonds issued by qualified tax exempt entities to finance, or refinance, the cost of certain pollution control, solid waste disposal and sewage facilities. PacifiCorp has entered into agreements with the issuers pursuant to which PacifiCorp received the proceeds of the issuance and agreed to make payments sufficient to pay principal of, interest on, and certain additional expenses. The interest on the bonds is not subject to federal income taxation for most bondholders. In some cases, PacifiCorp has issued First Mortgage and Collateral Trust Bonds as collateral for repayment.

                                                                                          At 31  March 2000       At 31  March 1999
                                                                                           Book        Fair        Book        Fair
                                                                                         amount       value      amount       value
(b) Fair value of financial instruments                                                (pound)m    (pound)m    (pound)m    (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
Short-term debt and current portion of long-term debt                                     692.1       692.1       843.6       843.6
Long-term debt                                                                          4,334.7     4,351.3     1,684.5     1,829.3
-----------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
Total debt                                                                              5,026.8     5,043.4     2,528.1     2,672.9
Interest rate swaps                                                                           -        18.9           -        80.0
Interest rate swaptions                                                                     4.2         1.4           -           -
Interest rate caps                                                                            -        (0.9)       (3.4)       (0.6)
Cross currency interest rate swaps                                                            -        11.5           -         1.6
Forward contracts                                                                             -         1.3           -           -
-----------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
Total financial instruments                                                             5,031.0     5,075.6     2,524.7     2,753.9
===================================================================================  ==========  ==========  ==========  ==========

The assumptions used to estimate fair values of debt and other financial instruments are summarised below:

(i) For cash, short-term deposits and short-term borrowings (uncommitted borrowing, commercial paper and short-term borrowings under the committed facilities) the book value approximates to fair value because of their short maturities.

(ii) The fair values of all quoted euro bonds are based on their closing clean market price converted at the spot rate of exchange as appropriate.

(iii) The fair values of the European Investment Bank loans have been calculated by discounting their future cash flows at market rates adjusted to reflect the redemption adjustments allowed under each agreement.

(iv) The fair values of unquoted debt have been calculated by discounting the estimated cash flows for each instrument at the appropriate market discount rate in the currency of issue in effect at the balance sheet date.

(v) The fair values of the sterling interest rate swaps and sterling interest rate caps have been estimated by calculating the present value of estimated cash flows.

(vi) The fair values of the sterling interest rate swaptions are estimated using the sterling yield curve and implied volatilities as at 31 March.

(vii) The fair values of the cross currency interest rate swaps have been estimated by adding the present values of the two sides of each swap. The present value of each side of the swap is calculated by discounting the estimated future cash flows for that side, using the appropriate market discount rates for that currency in effect at the balance sheet date.

(viii) The fair values of the forward contracts are estimated using market forward exchange rates on 31 March.


94 Annual Report & Accounts/Form 20-F

22 Loans and other borrowings continued

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    2000     1999
(c) Maturity analysis                                                                                             (pound)m (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Repayments fall due as follows:
Within one year, or on demand                                                                                        692.1    843.6
After more than one year                                                                                           4,334.7  1,684.5
----------------------------------------------------------------------------------------------------------------- -------- --------
                                                                                                                   5,026.8  2,528.1
================================================================================================================= ======== ========

Repayments due after more than one year are analysed as follows:
Between one and two years                                                                                            194.4    165.8
Between two and three years                                                                                          363.9     61.3
Between three and four years                                                                                         148.7    243.2
Between four and five years                                                                                          242.0     68.7
More than five years                                                                                               3,385.7  1,145.5
----------------------------------------------------------------------------------------------------------------- -------- --------
                                                                                                                   4,334.7  1,684.5
================================================================================================================= ======== ========
Included in the 31 March 2000 "More than five years" figure above is (pound)17.1 million for finance leases.

                                                2001       2002       2003      2004      2005  Thereafter       Total   Fair Value
Liabilities:                                (pound)m   (pound)m   (pound)m  (pound)m  (pound)m    (pound)m    (pound)m     (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
Fixed rate (GBP)                                74.0       14.7       15.5      41.7      68.1       877.6     1,091.6      1,133.8
Average interest rate (GBP)                      7.0%       9.6%       9.6%      7.5%      7.4%        7.0%        7.1%

Fixed rate (USD) - UK group                        -          -      183.2         -         -        51.4       234.6        239.0
Average interest rate (USD) - UK group             -          -        5.9%        -         -         4.6%        5.6%

Fixed rate (USD) - US group                    114.3      121.1       89.9      79.9     144.5     1,432.9     1,982.6      1,990.9
Average interest rate (USD) - US group           6.7%       6.8%       7.4%      7.3%      7.3%        7.9%        7.7%

Fixed rate (CHF)                                   -          -          -       4.1         -           -         4.1          3.5
Average interest rate (CHF)                        -          -          -       2.5%        -           -         2.5%

Fixed rate (JPY)                                   -       17.0          -         -         -        48.5        65.5         77.9
Average interest rate (JPY)                        -        0.5%         -         -         -         2.1%        1.7%

Fixed rate (EUR)                                   -       33.0          -       7.0      14.6       282.4       337.0        291.9
Average interest rate (EUR)                        -        4.6%         -       4.9%      4.8%        5.2%        5.1%

Fixed rate (SEK)                                   -          -          -         -       9.8           -         9.8          9.2
Average interest rate (SEK)                        -          -          -         -       5.4%          -         5.4%

Variable rate (GBP)                            348.2          -       23.0      16.0       5.0       186.8       579.0        579.2
Average interest rate (GBP)                 3m LIBOR          -   3m LIBOR  3m LIBOR  3m LIBOR    6m LIBOR    4m LIBOR

Variable rate (USD) - UK group                  12.4          -       30.6         -         -        21.2        64.2         62.2
Average interest rate (USD) - UK group      6m LIBOR          -   3m LIBOR         -         -    3m LIBOR    4m LIBOR

Variable rate (USD) - US group                  83.7          -          -         -         -       407.7       491.4        492.0
Average interest rate (USD) - US group      1m LIBOR          -          -         -         -         BMA         BMA

Variable rate (USD) - US group                   -            -          -         -         -        53.3        53.3         53.4
Average interest rate (USD) - US group           -            -          -         -         -        MCBY        MCBY

Variable rate (CHF)                              -            -        5.0         -         -           -         5.0          3.8
Average interest rate (CHF)                      -            -   3m LIBOR         -         -           -    3m LIBOR

Variable rate (EUR)                           59.5          8.6       16.7         -         -        18.7       103.5        100.3
Average interest rate (EUR)               1m LIBOR     3m LIBOR   3m LIBOR         -         -    5m LIBOR    2m LIBOR

Variable rate (JPY)                              -            -          -         -         -         5.2         5.2          6.3
Average interest rate (JPY)                      -            -          -         -         -    6m LIBOR    6m LIBOR
----------------------------------------------------------------------------------------------------------  ----------  -----------
                                                                                                               5,026.8      5,043.4
==========================================================================================================  ==========  ===========

The average variable rates above, LIBOR, exclude margins. LIBOR is the London Inter Bank Offer Rate.
GBP - Pounds Sterling, USD - American Dollars, CHF - Swiss Francs, JPY - Japanese Yen, EUR - Euros, SEK - Swedish Krona, AUD - Australian Dollars, DKK - Danish Krone. BMA is a weekly high grade market index comprised of 7-day tax exempt variable rate demand notes produced by municipal market data. MCBY is the Moody`s Corporate Bond Yield. It is derived from the pricing data of 100 corporate bonds in the US market, each with current outstandings of over $100 million and maturities of 30 years. BBSY is the Australian Bank Bill Acceptance Rates.

Reference to "m" in "mLIBOR" represents months.


95   Annual Report & Accounts/Form 20-F

Notes to the Group Balance Sheet
as at 31 March 2000
continued


22 Loans and other borrowings continued
----------------------------------------------------------------------------------------------------------------------------
                                                                      At 31 March 2000                 At 31 March 1999
                                                                   UK         US       Total          UK        US     Total
(d) Interest rate analysis                                   (pound)m   (pound)m    (pound)m    (pound)m  (pound)m  (pound)m
----------------------------------------------------------------------------------------------------------------------------
Fixed rate borrowings                                         1,925.4      1,982.6   3,908.0     1,944.1         -   1,944.1
Capped rate borrowings                                          150.0          -       150.0       200.0         -     200.0
Floating rate borrowings                                        424.1        544.7     968.8       384.0         -     384.0
-----------------------------------------------------------  --------  -----------  --------  ----------  --------  --------
                                                              2,499.5      2,527.3   5,026.8     2,528.1         -   2,528.1
===========================================================  ========  ===========  ========  ==========  ========  ========


                                                   Weighted average interest                    Weighted average
                                                    rate at which borrowings                period for which interest
                                                       are fixed/capped                        rate is fixed/capped
                                            At 31 March 2000      At 31 March 1999      At 31 March 2000    At 31 March 1999
                                             UK           US       UK           US       UK           US     UK           US
                                              %            %        %            %     Years       Years     Years     Years
----------------------------------------------------------------------------------------------------------------------------
Fixed rate borrowings                       7.3          7.7      7.9            -        10          13         9         -
Capped rate borrowings                      7.0            -      7.0            -         2           -         3         -
==================================  ===========  ===========  =======  ===========  ========  ==========  ========  ========

All amounts in the analysis above take into account the effect of interest rate swaps and caps and currency swaps. Floating rate borrowings bear interest at rates based on LIBOR, certificate of deposit rates, interbank borrowing rates, prime rates or other short-term market rates. The average interest rate on short-term borrowings as at 31 March 2000 were as follows: UK operations 5.8%, US operations 6.2%.

Based on the floating rate net debt of (pound)968.8 million at 31 March 2000 (1999 (pound)384.0 million), a 1% change in interest rates would result in a (pound)9.7 million change in profit before tax for the year (1999 (pound)3.8 million change).

                                                                       At 31 March 2000                At 31 March 1999
                                                                   UK           US     Total          UK        US     Total
(e) Financial assets                                         (pound)m     (pound)m  (pound)m    (pound)m  (pound)m  (pound)m
----------------------------------------------------------------------------------------------------------------------------
Fixed rate financial assets                                       7.7        204.6     212.3         7.7         -       7.7
Floating rate financial assets                                   98.1         82.2     180.3       102.1         -     102.1
-----------------------------------------------------------  --------  -----------  --------  ----------  --------  --------
                                                                105.8        286.8     392.6       109.8         -     109.8
===========================================================  ========  ===========  ========  ==========  ========  ========

Included within US fixed rate financial assets at 31 March 2000 are amounts receivable under finance leases of (pound)476.5 million less non-recourse finance of (pound)271.9 million. (Refer to Note 21.) The floating rate financial assets of the group's UK and US operations are principally cash deposits.


                                               Weighted average interest rate               Weighted average period for
                                             at which financial assets are fixed               which interest is fixed
                                            At 31 March 2000      At 31 March 1999      At 31 March 2000    At 31 March 1999
                                             UK           US       UK           US        UK          US        UK        US
                                              %            %        %            %     Years       Years     Years     Years
----------------------------------------------------------------------------------------------------------------------------
Fixed rate financial assets                 7.0          9.7      7.1            -         4           9         5         -
======================================  =======  ===========  =======  ===========  ========  ==========  ========  ========

All amounts in the analysis above take into account the effect of interest rate swaps and currency swaps. Floating rate investments pay interest at rates based on LIBOR, certificate of deposit rates, prime rates or other short-term market rates.

The fair values of the financial assets are not materially different from their book values.

(f) Borrowing facilities
The group has the following undrawn committed borrowing facilities at 31 March in respect of which all conditions precedent have been met. Of the facilities shown (pound)2,000 million relates to operations in the UK. The remaining (pound)627.0 million relates to operations in the US. During the financial year Scottish Power UK plc cancelled its (pound)600 million revolving credit facility that was outstanding, undrawn as at 31 March 1999. With effect from 27 April 2000, (pound)500 million of the UK operations' (pound)2,000 million facility has been cancelled.

                                                                                           Floating rate     Total     Total
                                                                                                    2000      2000      1999
                                                                                                (pound)m  (pound)m  (pound)m
----------------------------------------------------------------------------------------------------------------------------
Expiring within one year                                                                           188.1     188.1     600.0
Expiring between one and two years                                                               2,438.9   2,438.9         -
Expiring in more than two years                                                                        -         -   2,000.0
=========================================================================================  =============  ========  ========

Commitment fees on the above facilities were as follows: Scottish Power UK plc group (pound)4.7 million (1999 (pound)0.3 million); PacifiCorp group (pound)0.3 million for the period 29 November 1999 to 31 March 2000.


96  Annual Report & Accounts/Form 20-F


22 Loans and other borrowings continued
------------------------------------------------------------------------------------------------------------------------------------

                                               2001       2002       2003       2004       2005   Thereafter      Total  Fair Value
(g) Maturity analysis of derivatives       (pound)m   (pound)m   (pound)m   (pound)m   (pound)m     (pound)m   (pound)m    (pound)m
------------------------------------------------------------------------------------------------------------------------------------

Interest rate swaps
Variable to fixed (GBP)                       200.0      100.0       25.0       50.0       50.0        450.0      875.0        17.7
Average pay rate                                7.0%       7.4%       8.1%       7.7%       6.5%         7.2%       7.2%
Average receive rate                       4m LIBOR   3m LIBOR   6m LIBOR   3m LIBOR   6m LIBOR     3m LIBOR   4m LIBOR

Fixed to variable (GBP)                       162.0       50.0          -          -       50.0         32.0      294.0         1.8
Average pay rate                           6m LIBOR   3m LIBOR          -          -   6m LIBOR     6m LIBOR   5m LIBOR
Average receive rate                            6.3%       5.5%         -          -        6.6%         6.6%       6.3%

Variable to variable (GBP)                        -          -          -          -        5.0         30.0       35.0        (0.6)
Average pay rate                                  -          -          -          -   6m LIBOR     6m LIBOR   6m LIBOR
Average receive rate                              -          -          -          -   3m LIBOR    12m LIBOR  11m LIBOR

Interest rate swaptions
Notional amount (GBP)                             -          -          -          -          -        250.0      250.0         1.4
Average pay rate                                  -          -          -          -          -          4.2%       4.2%
Average receive rate                              -          -          -          -          -     6m LIBOR   6m LIBOR

Interest rate caps
Notional amount (GBP)                             -      100.0          -       50.0          -            -      150.0        (0.9)
Strike price                                      -        7.0%         -        7.0%         -            -        7.0%

Cross currency interest rate swaps
Receive fixed USD pay fixed GBP                   -          -      183.2          -          -            -      183.2         2.4
Average pay rate (GBP)                            -          -        6.8%         -          -            -        6.8%
Average receive rate (USD)                        -          -        5.9%         -          -            -        5.9%

Receive fixed USD pay variable GBP                -          -          -          -          -         51.4       51.4        (4.9)
Average pay rate (GBP)                            -          -          -          -          -     6m LIBOR   6m LIBOR
Average receive rate (USD)                        -          -          -          -          -          4.6%       4.6%

Receive variable USD pay fixed GBP                -          -          -          -          -         21.2       21.2        (2.4)
Average pay rate (GBP)                            -          -          -          -          -          4.9%       4.9%
Average receive rate (USD)                        -          -          -          -          -     3m LIBOR   3m LIBOR

Receive variable USD pay variable GBP             -          -       30.6          -          -            -       30.6        (0.8)

Average pay rate (GBP)                            -          -   6m LIBOR          -          -            -   6m LIBOR
Average receive rate (USD)                        -          -   3m LIBOR          -          -            -   3m LIBOR
Receive fixed CHF pay variable GBP                -          -          -        4.1          -            -        4.1         0.6
Average pay rate (GBP)                            -          -          -   3m LIBOR          -            -   3m LIBOR
Average receive rate (CHF)                        -          -          -        2.7%         -            -        2.7%

Receive variable CHF pay variable GBP             -          -        5.0          -          -            -        5.0         1.3
Average pay rate (GBP)                            -          -   6m LIBOR          -          -            -   6m LIBOR
Average receive rate (CHF)                        -          -   3m LIBOR          -          -            -   3m LIBOR

Receive fixed JPY pay variable GBP                -       17.0          -          -          -         48.5       65.5       (12.1)
Average pay rate (GBP)                            -   6m LIBOR          -          -          -     6m LIBOR   6m LIBOR
Average receive rate (JPY)                        -        0.5%         -          -          -          2.1%       1.7%

Receive variable JPY pay variable GBP             -          -          -          -          -          5.2        5.2        (1.0)
Average pay rate (GBP)                            -          -          -          -          -     6m LIBOR   6m LIBOR
Average receive rate (JPY)                        -          -          -          -          -     6m LIBOR   6m LIBOR

Receive fixed EUR pay fixed GBP                   -          -          -          -          -        245.6      245.6        30.8
Average pay rate (GBP)                            -          -          -          -          -          6.7%       6.7%
Average receive rate (EUR)                        -          -          -          -          -          5.3%       5.3%

Receive fixed EUR pay variable GBP                -       33.0          -        7.0       14.6         36.8       91.4        10.7
Average pay rate (GBP)                            -   6m LIBOR          -   6m LIBOR   6m LIBOR     6m LIBOR   6m LIBOR
Average receive rate (EUR)                        -        4.6%         -        4.9%       4.8%         5.0%       4.8%

Receive variable EUR pay variable GBP          13.2        8.6       16.7          -          -         18.7       57.2         3.7
Average pay rate (GBP)                     6m LIBOR   3m LIBOR   3m LIBOR          -          -     6m LIBOR   5m LIBOR
Average receive rate (EUR)                 3m LIBOR   3m LIBOR   3m LIBOR          -          -     5m LIBOR   4m LIBOR

Receive fixed SEK pay variable GBP                -          -          -          -        9.8            -        9.8         0.6
Average pay rate (GBP)                            -          -          -          -   6m LIBOR            -   6m LIBOR
Average receive rate (SEK)                        -          -          -          -        5.4%           -        5.4%

Receive variable USD pay variable AUD          37.1       40.8       48.5          -          -            -      126.4       (23.4)
Average pay rate (AUD)                      3m BBSY    3m BBSY    3m BBSY          -          -            -    3m BBSY
Average receive rate (USD)                 3m LIBOR   3m LIBOR   3m LIBOR          -          -            -   3m LIBOR

Receive variable AUD pay variable USD          37.1       40.8       48.5          -          -            -      126.4         6.0
Average pay rate (USD)                     3m LIBOR   3m LIBOR   3m LIBOR          -          -            -   3m LIBOR
Average receive rate (AUD)                  3m BBSY    3m BBSY    3m BBSY          -          -            -    3m BBSY

Forward contracts
Buy GBP, sell USD                             176.3       56.0          -          -          -            -      232.3         1.1
Buy DKK, sell GBP                               6.0        6.7          -          -          -            -       12.7         0.1
Buy SEK, sell GBP                              12.6        3.7          -          -          -            -       16.3         0.1
------------------------------------------------------------------------------------------------------------  ----------  ---------
                                                                                                                2,888.3        32.2
============================================================================================================  =========  ==========

The abbreviations contained in the table are defined in Note 22(c).


97   Annual Report & Accounts/Form 20-F

Notes to the Group Balance Sheet
as at 31 March 2000
continued


22 Loans and other borrowings continued
--------------------------------------------------------------------------------

(h) Hedges
Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:


                                                                                                                      Total net
                                                                                               Gains      Losses   gains/losses
                                                                                            (pound)m    (pound)m       (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Unrecognised gains and (losses) on hedges at 1 April 1999                                        0.8       (81.8)         (81.0)
Losses arising in previous years that were recognised in 1999-00                                 4.8        40.9           45.7
------------------------------------------------------------------------------------------  --------  ----------  -------------
Gains and (losses) arising before 1 April 1999 that were not recognised in 1999-00               5.6       (40.9)         (35.3)
Gains and (losses) arising in 1999-00 that were not recognised in 1999-00                       46.3       (43.2)           3.1
------------------------------------------------------------------------------------------  --------  ----------  -------------
Unrecognised gains and (losses) on hedges at 31 March 2000                                      51.9       (84.1)         (32.2)
==========================================================================================  ========  ==========  =============
Gains and (losses) expected to be recognised in 2000-01                                         (3.5)      (21.8)         (25.3)
==========================================================================================  ========  ==========  =============
Gains and (losses) expected to be recognised in 2001-02 or later                                55.4       (62.3)          (6.9)
==========================================================================================  ========  ==========  =============

Figures in the table above are calculated by reference to the 31 March 2000 fair value of the derivative concerned.

(i) Contracts for Differences
United Kingdom
It is difficult to estimate the long-term level of electricity prices with reasonable accuracy and there is no readily available market through which the CfDs could be realised in an exchange. However, based on management's projections of the future prices of electricity, and considering the outcome under several future price scenarios, the group has determined that the fair value amount of CfDs, outstanding at the year end, is (pound)1.8 million.

The gross value of outstanding CfDs at 31 March 2000 was (pound)427.2 million (1999 (pound)467.8 million).


                                                                                        2001       2002        2003       Total
                                                                                    (pound)m   (pound)m    (pound)m    (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Notional amount                                                                        182.4      121.1       123.7       427.2
==================================================================================  ========  =========  ==========  ==========

United States
The gross value of outstanding CfDs in the group's US businesses is not material.

23 Other creditors

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                               2000        1999
                                                                                                           (pound)m    (pound)m
--------------------------------------------------------------------------------------------------------   --------------------
Amounts falling due within one year:
Trade creditors                                                                                               208.3       181.4
Corporate tax                                                                                                 633.4       210.8
Advance corporation tax                                                                                           -        22.1
Other taxes and social security                                                                                15.7         9.3
Payments received on account                                                                                   35.7        35.0
Capital creditors and accruals                                                                                217.6       221.6
Other creditors                                                                                               302.5        80.2
Accrued expenses                                                                                              632.7       394.4
Proposed dividend                                                                                             113.4       178.0
------------------------------------------------------------------------------------------------------  -----------  ----------
                                                                                                            2,159.3     1,332.8
======================================================================================================  ===========  ==========

For Scottish Power UK plc and Manweb plc price control formulae determine the maximum revenue of the transmission and distribution businesses. In prior years if actual revenue exceeded the allowable maximum, the excess was deducted from turnover and included in creditors where amounts were due to be returned to customers. This was in line with industry practice prior to FRS 12 `Provisions, contingent liabilities and contingent assets'. Since the issue of this standard there has been some uncertainty regarding its impact on the accounting treatment of over recovery of regulated income. The Urgent Issue Task Force has recently issued a statement which clarifies the position that over recovery of regulated income should not be included as a liability. As a result, no over recovery is included in creditors at 31 March 2000. No adjustments have been made to comparative figures as the amounts involved are immaterial.


98  Annual Report & Accounts/Form 20-F

24 Provisions for liabilities and charges
--------------------------------------------------------------------------------

                                                                                                        Released to
                                                                  At                       Utilised          profit            At
                                                             1 April              New        during        and loss      31 March
                                                                1997       provisions          year         account          1998
1997 - 98                                                   (pound)m         (pound)m      (pound)m        (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------

Reorganisation and restructuring                                 4.2              0.4          (2.5)           (1.0)          1.1
Environmental and health                                        12.6              -            (2.6)            -            10.0
Pensions                                                        13.5              2.1           -               -            15.6
Other                                                           12.9              4.0          (0.9)           (4.6)         11.4
-----------------------------------------------------------     ----              ---          ----            ----          ----
                                                                43.2              6.5          (6.0)           (5.6)         38.1
===========================================================     ====              ===          ====            ====          ====


                                                                  At                                       Utilised            At
                                                             1 April      Transferred           New          during      31 March
                                                                1998     to creditors    provisions            year          1999
1998 - 99                                                   (pound)m         (pound)m      (pound)m        (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------

Reorganisation and restructuring                                 1.1              -             -              (0.4)          0.7
Environmental and health                                        10.0              -             1.5            (1.4)         10.1
Pensions                                                        15.6             (6.8)          -               -             8.8
Other                                                           11.4              -             2.1            (2.3)         11.2
-----------------------------------------------------------     ----              ---          ----            ----          ----
                                                                38.1             (6.8)          3.6            (4.1)         30.8
===========================================================     ====              ===          ====            ====          ====

                                                                                        Unwinding   Utilised                     At
                                                  1 April                         New          of     during               31 March
                                                     1999    Acquisition   provisions    discount       year    Exchange       2000
1999 - 00                                Notes   (pound)m       (pound)m     (pound)m    (pound)m   (pound)m    (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------------------------

Reorganisation and restructuring           (a)        0.7           -            55.0         -        (11.7)        -         44.0
Environmental and health                   (b)       10.1           74.7          -           1.6       (2.9)        0.5       84.0
Decommissioning costs                      (c)        -             83.5          6.3         1.6       (0.5)        0.6       91.5
Onerous contracts                          (d)        -              -           79.0         -          -           -         79.0
Pensions and post-retirement benefits      (e)        8.8          102.8         13.4         -        (28.1)        0.7       97.6
Mine reclamation costs                     (f)        -            108.2          -           2.2       (6.3)        0.7      104.8
Deferred tax                               (g)        -            149.4          -           -         (2.6)        1.0      147.8
Other                                      (h)       11.2           14.5          3.5         -         (8.8)        0.1       20.5
--------------------------------------     ---       ----          -----        -----         ---      -----         ---      -----
                                                     30.8          533.1        157.2         5.4      (60.9)        3.6      669.2
======================================     ===       ====          =====        =====         ===      =====         ===      =====

(a) The provisions for reorganisation and restructuring comprise the estimated costs of restructuring the group's UK businesses following the recent regulatory price reviews in the United Kingdom electricity and water industries. The provisions are principally in respect of severance costs, most of which are expected to be incurred in the financial year 2000-01 with an element arising in the two years thereafter.

(b) The environmental and health provisions include:

    (i) costs which will be incurred in the United Kingdom in complying with Health and Safety requirements, most of which are expected to be incurred in the period to 31 March 2001;

    (ii) obligations to ensure former operational sites in the UK remain in an environmentally safe condition, the costs of which are expected to be incurred in the period to 31 March 2003; and

    (iii) in the United States, the costs of notified environmental remediation work and constructive obligations in respect of potential environmental remediation costs identified by an external due diligence review. These costs are expected to be incurred principally over the next 10 years.

(c) The provision for decommissioning costs is the discounted future estimated costs of decommissioning the group's power plants, principally in the United States, but also in the United Kingdom. The decommissioning of these plants is expected to occur over the period between 2005 and 2047.

(d) The provision for onerous contracts comprises the costs of contracted energy purchases. The costs provided relate to the period to 31 March 2005.

(e) Details of the group's pensions and other post-retirement benefits are disclosed in Notes 31 and 35.

(f) The provision for mine reclamation costs comprises the discounted future estimated costs of reclaiming the group's mines in the United States. The costs are expected to be incurred in the period up to 2031.

(g) Details of deferred taxation are contained in Note 25.

(h) The Other category comprises various provisions which are not individually sufficiently material to warrant separate disclosure.


99   Annual Report & Accounts/Form 20-F

Notes to the Group Balance Sheet
as at March 2000
continued


25 Deferred taxation
--------------------------------------------------------------------------------
Deferred taxation provided in the Accounts and the amounts not provided are as follows:

                                                                                      Provided                   Not provided
                                                                                  2000           1999          2000          1999
                                                                              (pound)m       (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------

Accelerated capital allowances                                                       -              -       1,491.1         631.6
Other timing differences                                                         147.8              -        (243.1)        (37.4)
------------------------------------------------------------------------------   -----           ----       -------         -----
Total                                                                            147.8              -       1,248.0         594.2
==============================================================================   =====           ====       =======         =====

26 Deferred income
--------------------------------------------------------------------------------

                                                                                                        Released to
                                                                                    At     Receivable        profit            At
                                                                               1 April         during      and loss      31 March
                                                                                  1998           year       account          1999
                                                                              (pound)m       (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Grants and customer contributions                                                364.6           42.2         (13.6)        393.2
==============================================================================   =====           ====       =======         =====

                                                                                                        Released to
                                                                                    At     Receivable        profit            At
                                                                               1 April         during      and loss      31 March
                                                                                  1999           year       account          2000
                                                                              (pound)m       (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------

Grants and customer contributions                                                393.2           49.2         (15.6)        426.8
==============================================================================   =====           ====       =======         =====

Deferred income excludes grants and contributions received in respect of water infrastructure assets.


27 Share capital
--------------------------------------------------------------------------------
                                                                                                               2000          1999
                                                                                                Notes      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------

Authorised:
2,999,900,004 (1999 1,700,000,000) ordinary shares of 50p each                                              1,500.0         850.0
One Special Share of(pound)1                                                                      (a)             -             -
49,998 redeemable shares of(pound)1 each                                                          (b)             -             -
----------------------------------------------------------------------------------------------------        -------         -----
                                                                                                            1,500.0         850.0
====================================================================================================        -------         -----

Allotted, called up and fully paid:
1,847,585,937 (1999 1,198,678,222) ordinary shares of 50p each                                                923.8         599.4
One Special Share of(pound)1                                                                      (a)             -             -
----------------------------------------------------------------------------------------------------        -------         -----
                                                                                                              923.8         599.4
====================================================================================================        -------         -----

100   Annual Report & Accounts/Form20-F

27 Share capital continued
--------------------------------------------------------------------------------

(a) Special Share
The `Special Share', which can be held only by one of the Secretaries of State or any other person acting on behalf of HM Government, does not carry rights to vote at the general or separate meetings but entitles the holder to attend and speak at such meetings. Written consent of the Special Shareholder is required before certain provisions of the company's Articles of Association or certain rights attaching to the Special Share are varied. This share shall confer no rights to participate in the capital or profits of the company, except that in a winding up the Special Shareholder shall be entitled to repayment in priority to the other shareholders. The Special Share is redeemable at par at any time by the Special Shareholder after consultation with the company.

(b) On 30 July 1999 under the Scheme of Arrangement between New Scottish Power plc (now renamed Scottish Power plc) and its shareholders under Section 425 of the Companies Act 1985, sanctioned by the Court of Session on 29 July 1999, all issued shares in the former Scottish Power plc (now renamed Scottish Power
UK plc) were cancelled. Following the cancellation, the share capital of Scottish Power UK plc was restored to its former nominal amount and the credit arising as a result of the cancellation was applied in paying up in full new Scottish Power UK plc shares equal in nominal value to the shares cancelled. The new Scottish Power UK plc shares were issued to New Scottish Power plc (now renamed Scottish Power plc) which, as a result, became the new holding company of the ScottishPower group.

On 30 July 1999 the new ordinary shares in Scottish Power plc were admitted to the Official List of the London Stock Exchange.

As part of the capital reorganisation, New Scottish Power plc (now renamed Scottish Power plc) issued 49,998 Redeemable shares of (pound)1 each. These non-equity shares were redeemed, at par, on 18 October 1999.

The application of merger accounting principles to the consolidation of the new holding company results in the share capital of the group in prior years being equivalent to the share capital of the former Scottish Power plc.

(c) Employee Share Schemes
The group has four types of share option schemes for employees. Options have been granted and awards made to eligible employees to subscribe for ordinary shares in Scottish Power plc in accordance with the rules of each scheme. The ScottishPower and Southern Water Sharesave Schemes are savings related and under normal circumstances share options are exercisable on completion of a three, five or seven year save-as-you-earn contract as appropriate. The PacifiCorp Stock Incentive Plan relates to options over ScottishPower ADSs and vest over two or three years, as appropriate. The Executive Share Option Scheme applied to executive directors and certain senior managers. However, this Scheme has been replaced with the Long Term Incentive Plan and, although it will not affect options already granted, this plan supersedes executive share options. Options granted under the Long Term Incentive Plan will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the group and improvements in customer service standards are achieved over a period of three financial years commencing with the financial year preceding the date an award is made.

(i) Summary of movements in share options in ScottishPower shares


                                                                       Southern                       Executive
                                 ScottishPower      Weighted              Water       Weighted            Share          Weighted
                                     Sharesave       average          Sharesave        average           Option           average
                                        Scheme      exercise             Scheme       exercise           Scheme          exercise
                                    (number of         price         (number of          price       (number of             price
                                  shares 000s)       (pence)       shares 000s)        (pence)      shares 000s)          (pence)
------------------------------------------------------------------------------------------------------------------------------------

Outstanding at 1 April 1997             17,514         252.8              6,692          117.1             1,553            326.4
Granted                                  5,268         307.0                  -            -                   -              -
Exercised                               (2,813)        202.6             (1,956)          87.2              (699)           323.3
Lapsed                                    (974)        264.9               (487)         151.7                 -              -
--------------------------------        ------         -----             ------          -----             -----            -----
Outstanding at 1 April 1998             18,995         274.6              4,249          126.9               854            328.6
Granted                                  4,284         440.0                  -            -                   -              -
Exercised                               (1,224)        252.6             (1,458)         102.9              (372)           338.1
Lapsed                                    (783)        295.7                (91)         166.6               (50)           380.2
--------------------------------        ------         -----             ------          -----             -----            -----
Outstanding at 1 April 1999             21,272         308.4              2,700          138.5               432            314.4
Acquisition*                                 -           -                    -            -                   -              -
Granted                                  4,745         429.0                  -            -                   -              -
Exercised                               (3,674)        272.6             (1,529)         131.9              (168)           344.6
Lapsed                                  (2,398)        345.7                (93)         148.5                (1)           352.1
--------------------------------        ------         -----             ------          -----             -----            -----
Outstanding at 31 March 2000            19,945         339.2              1,078          147.1               263            297.0
================================        ======         =====             ======          =====             =====            =====


                                    PacifiCorp
                                         Stock      Weighted
                                     Incentive       average
                                         Plan*      exercise              Total
                                    (number of         price         (number of
                                  shares 000s)       (pence)       shares 000s)
---------------------------------------------------------------------------------
Outstanding at 1 April 1997                  -             -             25,759
Granted                                      -             -              5,268
Exercised                                    -             -             (5,468)
Lapsed                                       -             -             (1,461)
--------------------------------        ------         -----             ------
Outstanding at 1 April 1998                  -             -             24,098
Granted                                      -             -              4,284
Exercised                                    -             -             (3,054)
Lapsed                                       -             -               (924)
--------------------------------        ------         -----             ------
Outstanding at 1 April 1999                  -             -             24,404
Acquisition*                            14,534         562.1             14,534
Granted                                  2,982         422.2              7,727
Exercised                                    -           -               (5,371)
Lapsed                                  (1,478         578.1             (3,970)
--------------------------------        ------         -----             ------
Outstanding at 31 March 2000            16,038         534.5             37,324
================================        ======         =====             ======

*PacifiCorp share options as at 29 November 1999.

#PacifiCorp Stock Incentive Plan are options over ScottishPower ADSs; for the purpose of the table above, options have been converted to ScottishPower shares as follows: one ScottishPower ADS equals four ScottishPower shares.

101  Annual Report & Accounts/Form 20-F

27 Share capital continued
--------------------------------------------------------------------------------
(ii) Analysis of share options outstanding at 31 March 2000

                                                                      Number of     Option
                                             Date of      Number of      shares      price
                                               grant   participants      (000s)     (pence)               Normal exercisable date
------------------------------------------------------------------------------------------------------------------------------------

ScottishPower Sharesave Scheme          22 June 1994              4           3       273.8                6 months to March 2000
                                        20 June 1995            848       1,035       262.1                6 months to March 2001
                                        20 June 1996          3,004       7,036       263.1        6 months to March 2000 or 2002
                                        20 June 1997          3,940       4,001       307.0        6 months to March 2001 or 2003
                                        12 June 1998          4,848       3,499       440.0        6 months to March 2002 or 2004
                                        11 June 1999          5,845       4,371       429.0        6 months to March 2003 or 2005
----------------------------------  ----------------          -----       -----       -----  ---------------------------------------

Southern Water Sharesave Scheme      26 January 1993             69         203       111.0            6 months to September 2000
                                     25 January 1994             50          85       154.9            6 months to September 2001
                                     25 January 1995             55         152       136.1    6 months to September 2000 or 2002
                                     25 January 1996            373         638       160.2    6 months to September 2001 or 2003
----------------------------------  ----------------          -----       -----       -----  ---------------------------------------

Executive Share Option Scheme       18 December 1991              7         110       227.4                             1994-2001
                                        25 June 1992             11          19       237.7                             1995-2002
                                         1 July 1993              3          42       310.0                             1996-2003
                                    17 December 1993             21          36       454.8                             1996-2003
                                         27 May 1994              3           3       354.0                             1997-2004
                                    18 November 1994              3          22       352.1                             1997-2004
                                         12 May 1995              5          31       335.0                             1998-2005
----------------------------------  ----------------          -----       -----       -----  ---------------------------------------

PacifiCorp Stock Incentive Plan**        3 June 1997            107       1,785       533.8       29 November 1999 to 3 June 2007
                                      12 August 1997             35         358       574.2    29 November 1999 to 12 August 2007
                                    10 February 1998            145       3,281       648.5  29 November 1999 to 10 February 2008
                                         13 May 1998          7,861       1,814       626.7       29 November 1999 to 13 May 2008
                                     9 February 1999            154       3,888       513.4    9 February 2000 to 9 February 2009##
                                         11 May 1999          8,361       1,930       464.5            11 May 2000 to 11 May 2009***
                                    16 February 2000            131       2,982       422.2  16 February 2001 to 16 February 2010###
----------------------------------  ----------------          -----       -----       -----  ---------------------------------------

**Options granted under the PacifiCorp Stock Incentive Plan are for ScottishPower ADSs; for the purpose of the table above, options have been converted to ScottishPower ordinary shares as follows: one ScottishPower ADS equals four ScottishPower ordinary shares. The US$ ADS option price was converted so that it may be represented in terms of ScottishPower ordinary shares. The price was further converted at the closing exchange rate on 31 March 2000 to be quoted in pence in the table above.

##Option becomes exercisable in the proportions of one third on 9 February 2000, with a further third on 9 February 2001 and the remaining one third on 9 February 2002.

***Option becomes exercisable in the proportions 50% on 11 May 2000 and the remaining 50% on 11 May 2001.

###Option becomes exercisable in the proportions of one third on 16 February 2001, with a further third on 16 February 2002 and the remaining one third on 16 February 2003.

All options are exercisable over Scottish Power plc ordinary shares. Where reference is made to Southern Water, this is to identify the Sharesave Scheme under which the options over Scottish Power plc ordinary shares have been granted. The exercise prices of options granted prior to the rights issue on 30 August 1996 were adjusted to reflect the bonus element inherent in the rights issue.

For the Southern Water Sharesave Scheme, the date of grant refers to the date the original Southern Water sharesave scheme share options were granted. These options were exchanged for options over ScottishPower shares following acquisition in 1996.

Where reference is made to PacifiCorp Stock Incentive Plan, this is to identify the scheme under which the options over Scottish Power plc ADSs have been granted. For the PacifiCorp Stock Incentive Plan, the date of grant refers to the date the original PacifiCorp Common Stock options were granted. These options were exchanged for options over ScottishPower ADSs following the acquisition on 29 November 1999.

102 Annual Report & Accounts/Form 20-F

28 Analysis of movements in shareholders' funds
--------------------------------------------------------------------------------

                                                                                                        Capital
                                                      Number of     Share      Share   Revaluation   redemption    Merger
                                                         shares   capital    premium       reserve      reserve   reserve
                                               Notes       000s  (pound)m   (pound)m      (pound)m     (pound)m  (pound)m
------------------------------------------------------------------------------------------------------------------------------------

At 1 April 1997 - as previously stated                1,177,366     588.7      305.7             -            -         -
Transfer                                                      -         -     (305.7)            -            -     305.7
----------------------------------------------------  ---------    ------    -------         -----        -----     -----
At 1 April 1997 - as restated                         1,177,366     588.7          -             -            -     305.7
Retained loss for the year                                    -         -          -             -            -         -
Share capital issued
- Employee sharesave scheme                      (a)     18,687       9.3       81.1             -            -         -
- Executive share option scheme                             699       0.4        1.9             -            -         -
Revaluation of fixed assets                                   -         -          -         229.0            -         -
Revaluation surplus realised                                  -         -          -          (1.7)           -         -
Goodwill written off                             (b)          -         -          -             -            -         -
Transfers                                                     -         -      (83.0)            -            -      83.0
----------------------------------------------------  ---------    ------    -------         -----        -----     -----
At 1 April 1998                                       1,196,752     598.4          -         227.3            -     388.7
Retained profit for the year                                  -         -          -             -            -         -
Share capital issued
- Employee sharesave scheme                      (a)      1,554       0.8        4.2             -            -         -
- Executive share option scheme                             372       0.2        1.1             -            -         -
Revaluation surplus realised                                  -         -          -          (3.4)           -         -
Transfers                                                     -         -       (5.3)            -            -       5.3
----------------------------------------------------  ---------    ------    -------         -----        -----     -----
At 1 April 1999                                       1,198,678     599.4          -         223.9            -     394.0
Retained profit for the year                                  -         -          -             -            -         -
Share capital issued
- Employee sharesave scheme                      (a)     12,044       6.0       49.7             -            -         -
- Executive share option scheme                             168       0.1        0.5             -            -         -
- Acquisition                                           689,669     344.8    3,687.8             -            -         -
Revaluation surplus realised                                  -         -          -          (3.4)           -         -
Impairment of goodwill previously written off    (b)          -         -          -             -            -         -

Goodwill realised on disposals                   (b)          -         -          -             -            -         -
Share buy-back                                          (52,973)    (26.5)         -             -         26.5         -
Exchange movements                               (c)          -         -          -             -            -         -
Transfers                                                     -         -       (4.2)            -         (8.2)     12.4
----------------------------------------------------  ---------    ------    -------         -----        -----     -----
Balance at 31 March 2000                              1,847,586     923.8    3,733.8         220.5         18.3     406.4
====================================================  =========    ======    =======         =====        =====     =====


                                                                    Profit
                                                          Other   and loss
                                                        reserve    account      Total
                                               Notes   (pound)m   (pound)m   (pound)m
--------------------------------------------------------------------------------------
At 1 April 1997 - as previously stated                        -      628.3    1,522.7
Transfer                                                      -          -          -
----------------------------------------------------  ---------    ------    --------
At 1 April 1997 - as restated                                 -      628.3    1,522.7
Retained loss for the year                                    -      (73.2)     (73.2)
Share capital issued
- Employee sharesave scheme                      (a)       (5.2)     (42.0)      43.2
- Executive share option scheme                               -          -        2.3
Revaluation of fixed assets                                   -          -      229.0
Revaluation surplus realised                                  -        1.7          -
Goodwill written off                             (b)        5.2      (21.4)     (16.2)
Transfers                                                     -          -          -
----------------------------------------------------  ---------    ------    --------
At 1 April 1998                                               -      493.4    1,707.8
Retained profit for the year                                  -      234.9      234.9
Share capital issued
- Employee sharesave scheme                      (a)       (3.1)         -        1.9
- Executive share option scheme                               -          -        1.3
Revaluation surplus realised                                  -        3.4          -
Transfers                                                   3.1       (3.1)         -
----------------------------------------------------  ---------    ------    --------
At 1 April 1999                                               -      728.6    1,945.9
Retained profit for the year                                  -      600.9      600.9
Share capital issued
- Employee sharesave scheme                      (a)       (1.5)     (16.2)      38.0
- Executive share option scheme                               -          -        0.6
- Acquisition                                                 -          -    4,032.6
Revaluation surplus realised                                  -        3.4          -
Impairment of goodwill previously written off    (b)          -        7.5
                                                                                  7.5
Goodwill realised on disposals                   (b)          -       15.3       15.3
Share buy-back                                                -     (302.0)    (302.0)
Exchange movements                               (c)          -       25.1       25.1
Transfers                                                   1.5       (1.5)         -
----------------------------------------------------  ---------    ------    --------
Balance at 31 March 2000                                      -    1,061.1    6,363.9
====================================================  =========    =======    =======

(a) The movement on the other reserve reflects the reduction in shares which were to be issued following the acquisition of Southern Water plc in August 1996. It represented the cost to ScottishPower of transferring existing options over Southern Water plc shares to the Scottish Power UK plc Sharesave Scheme. As these options are exercised, the other reserve is reduced for the attributable cost of the option.

(b) Cumulative goodwill written off to reserves as at 31 March 2000 was(pound)1,013.9 million (1999(pound)1,036.7 million, 1998(pound)1,036.7 million).

(c) The cumulative foreign currency translation adjustments at 31 March 2000 amount to (pound)25.1 million (1999 (pound)nil, 1998 (pound)nil).

(d) When ScottishPower acquired Southern Water plc, a balance was established under merger reserve for the cost to ScottishPower of transferring existing options over Southern Water plc shares to the Scottish Power UK plc Sharesave Scheme. As these options were exercised, the merger reserve was reduced for the attributable cost of the option. Subsequently, on 31 March 1998, the debit balance on this reserve arising from the write off of goodwill was transferred to the profit and loss account reserve. However, the movements in the balance were still shown within merger reserve, with a corresponding transfer to profit and loss account reserve.

In the year to 31 March 2000, the application of merger accounting principles to the group reconstruction which involved the creation of a new holding company (see Accounting Policies and Definitions - Basis of consolidation) gave rise to a difference which falls to be accounted for as a merger difference and included within merger reserve. These two items are sufficiently different in nature that the directors have decided that it would improve the transparency of reserve movements if these items were shown separately. Accordingly, the movements which relate to the transfer of the former Southern Water plc share options are now included within the other reserve with a corresponding transfer to profit and loss account reserve. Prior year figures have been re-stated accordingly. The movements and balances shown above under merger reserve represent the effects of merger accounting for the creation of the new holding company. The balance on the merger reserve at 31 March 2000 represents the difference between the called up share capital of the company and the called up share capital, share premium and capital redemption reserve of the former holding company (now renamed Scottish Power UKplc) at 30 July 1999, the date of the capital reorganisation.

Notes to the Group Balance Sheet
as at 31 March 2000
continued

29 Minority interests
--------------------------------------------------------------------------------

                                          Equity   Non-equity     Total    Equity  Non-equity     Total
                                            2000         2000      2000      1999        1999      1999
                                        (pound)m     (pound)m  (pound)m  (pound)m    (pound)m  (pound)m
-------------------------------------------------------------------------------------------------------
At 1 April                                   1.3            -       1.3       1.9           -       1.9
Acquisition                                  0.2        134.8     135.0         -           -         -
Arising on partial disposal of Thus        162.2            -     162.2         -           -         -
Disposal                                    (0.8)           -      (0.8)        -           -         -
Exchange                                       -          0.9       0.9         -           -         -
Profit and loss account                     (1.3)         2.4       1.1      (0.6)          -      (0.6)
---------------------------------------    -----        -----     -----      ----         ---      ----
At 31 March                                161.6        138.1     299.7       1.3           -       1.3
=======================================    =====        =====     =====      ====         ===      ====

Non-equity minority interests include 100% of the preferred stock and preferred stock subject to mandatory redemption of PacifiCorp. Preferred stockholders have first preference in the event of a liquidation of PacifiCorp and first rights to dividends. The holders of these shares only have rights against the PacifiCorp group of companies.

30 Acquisition
--------------------------------------------------------------------------------
On 29 November 1999 the group acquired PacifiCorp for a total consideration of (pound)4,111.3 million. The acquisition method of accounting has been adopted and the goodwill arising on the purchase has been capitalised and is being amortised over 20 years. The directors have estimated the useful economic life of the goodwill acquired after assessment of the long-term nature of PacifiCorp's electricity business and the potential impact of change to the regulatory regime for utility companies in the United States. The details of the transaction, results and fair value adjustments arising from the change in ownership are shown below. Share issue costs of (pound)33.0 million relating to the share issue have been charged to the share premium account.

                                                                    Book                                                      Fair
                                                               values at    Businesses    Accounting                     values at
                                                                  29 Nov      held for        policy                        29 Nov
                                                                    1999      disposal     alignment     Revaluation          1999
Fair value of PacifiCorp consideration                          (pound)m      (pound)m      (pound)m        (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------

Intangible fixed assets                                            233.7        (233.7)            -               -             -
Tangible fixed assets                                            5,726.3        (654.9)         69.5          (258.3)      4,882.6
Investments                                                        207.0         (64.9)        (25.7)            7.4         123.8
Businesses held for disposal                                           -         551.0             -               -         551.0
Current assets                                                   1,510.6        (102.0)       (358.7)          (19.6)      1,030.3
Creditors: amounts falling due within one year
   - Loans and other borrowings                                   (201.9)            -           2.4             0.4        (199.1)
   - Other creditors                                              (575.0)        (93.5)        (92.7)          (82.8)       (844.0)
Creditors: amounts falling due after more than one year
   - Loans and other borrowings                                 (2,945.8)        520.8          20.3            38.2      (2,366.5)
Provisions for liabilities and charges                          (1,303.3)            -         858.3           (88.1)       (533.1)
Deferred income                                                   (171.4)            -         (88.0)          259.4             -
Minority interest                                                 (135.0)            -             -               -        (135.0)
------------------------------------------------------------    --------        ------        ------          ------      --------
Net assets                                                       2,345.2         (77.2)        385.4          (143.4)      2,510.0
============================================================    ========        ======        ======          ======
Goodwill arising on acquisition of PacifiCorp                                                                              1,601.3
--------------------------------------------------------------------------------------------------------------------      --------
Purchase consideration                                                                                                     4,111.3
====================================================================================================================      ========

Satisfied by:
Shares allotted                                                                                                            4,065.5
Cash in respect of fractional shares                                                                                           0.8
Acquisition expenses (excluding share issue costs)                                                                            45.0
--------------------------------------------------------------------------------------------------------------------      --------
                                                                                                                           4,111.3
====================================================================================================================      ========

(a) Businesses held for disposal
The assets and liabilities of businesses held for disposal have been included together after adjustment to estimated realisable value and included as current assets described as `Businesses held for disposal'. Provision has also been included for estimated tax on disposals. The principal business held for resale is Powercor, an electricity distribution and supply business in Australia.

(b) Accounting policy alignment
The book values of PacifiCorp's net assets are stated in accordance with US GAAP. Adjustments have been made to align PacifiCorp's Accounting Policies to ScottishPower's Accounting Policies under UK GAAP. The principal adjustments are as follows:

(i) under US GAAP full provision is made for deferred tax. ScottishPower's Accounting Policy, under UK GAAP, is to provide for deferred tax using the liability method to the extent tax is expected to become payable in the foreseeable future. Therefore, an adjustment of (pound)796.7 million has been made to reverse that part of PacifiCorp's deferred tax provision which is not required under UK GAAP and of (pound)354.3 million to reverse a regulatory asset for deferred tax in PacifiCorp's accounts. In addition, included within PacifiCorp's deferred tax balance is an amount of (pound)92.7 million which has been transferred to current taxation.

(ii) under US GAAP for regulated industries, tangible fixed assets are depreciated to a negative amount equal to anticipated decommissioning costs. Under UK GAAP, the present value of the anticipated decommissioning costs is included within provisions and added to the fixed asset which is then depreciated on a straight line basis. Tangible fixed assets and provisions have been increased by (pound)8.6 million and (pound)76.5 million respectively.

104 Annual Report & Accounts/Form 20-F

30 Acquisition continued
--------------------------------------------------------------------------------

(iii) under US GAAP customer contributions in respect of the construction of tangible fixed assets are netted against the cost of the related fixed assets. Under UK GAAP, such contributions are credited to deferred income. A re-classification has been made to increase tangible fixed assets and deferred income by (pound)88.0 million.

(iv) under US GAAP, as applied by regulated electricity utilities, both the cost of debt and cost of equity applicable to domestic utility properties are capitalised during construction. Under UK GAAP, interest on the debt funding attributable to capital projects may be capitalised during the period of construction. Accordingly, tangible fixed assets have been reduced by (pound)24.7 million.

(c) Revaluation
Valuation adjustments have been made to the assets and liabilities for PacifiCorp. The principal adjustments are as follows:

(i) tangible fixed assets have been written down by (pound)282.9 million, following a review of their recoverability. In addition deferred income has been reduced by (pound)161.4 million.

(ii) provision of (pound)47.0 million has been made for constructive obligations in respect of potential environmental remediation costs identified by an external due diligence review.

(iii) the fair values of the PacifiCorp pension scheme and other post-retirement benefits arrangements have been based on an independent actuarial assessment of the market values of the relevant assets and liabilities. The total fair value adjustments amount to (pound)39.0 million.

(iv) costs of (pound)31.8 million incurred as a direct result of the acquisition are included in the fair value adjustments in respect of guaranteed merger credits payable under the regulatory approval process for the acquisition, and severance costs for senior employees who terminated their contract of employment as a result of the change in control following the acquisition.

(v) PacifiCorp was recognising through its profit and loss account a gain on disposal of a business as cash was received under the terms of a commercial agreement. The fair value of this commercial agreement is (pound)79.3 million greater than the net book value recognised in PacifiCorp's accounts and adjustments have been made to recognise this fair value by reducing deferred income by (pound)98.0 million and current assets by (pound)18.7 million.

(vi) loans and other borrowings have been marked to market based on interest rates at the date of acquisition. An adjustment of (pound)38.2 million has been made to reduce the value of debt.

(vii) current liabilities have been increased by (pound)12.5 million for costs related to the financing of the group's investment in Powercor.

Due to the size and complexity of the acquisition the fair values currently established are provisional and are subject to review prior to finalisation at 31 March 2001. The factors which may affect the finalisation of the fair value adjustments include changes to the regulatory regime for electricity utilities in the states in which PacifiCorp operates, ongoing regulatory rate cases and depreciation studies in most of the states in which PacifiCorp operates, and sales of businesses held for disposal. In addition, possible future changes to the accounting requirements in the UK for provision for deferred taxation may impact the fair values.

Subsequent to the year end the directors endorsed a decision of the PacifiCorp Board to undertake a major restructuring of the PacifiCorp businesses. The estimated employee severance costs of this restructuring will be in excess of (pound)100 million. A provision will be made for restructuring costs in the quarter ending 30 June 2000.

The results and total recognised gains and losses of PacifiCorp, based on PacifiCorp's accounting policies under US GAAP prior to acquisition and excluding fair value adjustments arising from the acquisition for the year to 31 December 1998 and for the pre-acquisition period from 1 January 1999 to 28 November 1999, are shown below expressed in US dollars:


                                                                   Period from
                                                                         1 Jan
                                                                       1999 to     Year to
                                                                        28 Nov      31 Dec
                                                                          1999        1998
Results                                                                     $m          $m
---------------------------------------------------------------------------------------------
Turnover                                                               3,626.2     5,580.4
==================================================================     ========    =======
Operating profit                                                         653.8       680.8
==================================================================     ========    =======
Profit on ordinary activities before taxation                            251.9       196.9
Taxation                                                                (146.7)      (59.1)
------------------------------------------------------------------     -------     -------
Profit on ordinary activities after taxation                             105.2       137.8
Income/(loss) from discontinued operations net of tax benefit              1.1      (146.7)
Minority interests                                                       (26.0)      (27.2)
------------------------------------------------------------------     -------     -------
Profit/(loss) for the financial year                                      80.3       (36.1)
Preferred dividends                                                      (17.6)      (19.3)
------------------------------------------------------------------     -------     -------
Profit/(loss) attributable to shareholders                                62.7       (55.4)
==================================================================     ========    =======

Profit on ordinary activities before taxation for the year to 31 December 1998 included $123 million in special charges, $13 million in merger costs, $80 million relating to the write down of investments and $73 million net costs of the aborted bid for The Energy Group plc. Profit on ordinary activities before taxation for the period from 1 January 1999 to 28 November 1999 included $23 million for the write down of projects under construction and $157 million in merger costs.

                                                   Period from
                                                         1 Jan
                                                       1999 to     Year to
                                                        28 Nov      31 Dec
                                                          1999        1998
Statement of total recognised gains and losses              $m          $m
-----------------------------------------------------------------------------
Profit/(loss) attributable to shareholders                62.7       (55.4)
Exchange movements                                         9.5        (7.3)
Unrealised gain on available-for-sale securities           1.1         6.2
-------------------------------------------------------   ----       -----
Total recognised gains and losses                         73.3       (56.5)
=======================================================   ====       =====

105 Annual Report & Accounts/Form 20-F

Notes to the Group Balance Sheet
as at 31 March 2000
continued

31 Pensions
--------------------------------------------------------------------------------
At 31 March 2000, ScottishPower had eight statutorily approved defined benefit pension schemes and one statutorily approved defined contribution scheme. The PacifiCorp arrangements are included following the acquisition of PacifiCorp on 29 November 1999. The pension charge for the PacifiCorp arrangements is for the post-acquisition period only. Details of the principal schemes are set out below:


                                                                         Pension charge         Prepayment/(provision)
                                                                          for the year              as at 31 March
                                          Scheme   Funded or       2000       1999       1998       2000       1999
Pension fund                                type    unfunded   (pound)m   (pound)m   (pound)m   (pound)m   (pound)m
----------------------------------------------------------------------------------------------------------------------
ScottishPower                    Defined benefit      funded          -        6.9        6.5        5.0        5.0
Manweb                           Defined benefit      funded        4.2        5.8        5.8          -          -
Southern Water                   Defined benefit      funded        4.1        5.3        5.8          -          -
Final Salary LifePlan            Defined benefit      funded        1.0          -          -          -          -
PacifiCorp                       Defined benefit      funded        5.3          -          -      (32.6)         -
============================================================       ====       ====       ====      =====       ====

The components of the pension charge are as follows:

                                                                        2000                                 1999
                                       Interest
                                      (credit)/                                                Interest
                                        cost on                          Net                  credit on                          Net
                           Regular  prepayment/      Variation       pension       Regular  prepayment/      Variation       pension
                              cost    provision         credit        charge          cost    provision         credit        charge
Pension fund              (pound)m     (pound)m       (pound)m      (pound)m      (pound)m     (pound)m       (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------
ScottishPower*                33.0         (0.3)         (47.1)            -          28.3         (1.1)         (20.3)          6.9
Manweb                         5.8            -           (1.6)          4.2           5.8            -              -           5.8
Southern Water                 5.3            -           (1.2)          4.1           5.3            -              -           5.3
Final Salary LifePlan          1.0            -              -           1.0             -            -              -             -
PacifiCorp                     4.4          0.9              -           5.3             -            -              -             -
==================================         ====         ======          ====          ====         ====          =====          ====

*The net pension charge is set to a minimum of nil where the variation credit exceeds regular cost plus interest.

The prepayment/(provision) as at the year end can be reconciled as follows:


                                                                                                   Prepayment/
                              Prepayment                                                           (provision)        Prepayment
                              at 1 April      Arising on            Employer         Pension       at 31 March        at 1 April
                                    1999     acquisition        contribution          charge              2000              1998
Pension fund                    (pound)m        (pound)m            (pound)m        (pound)m          (pound)m          (pound)m
------------------------------------------------------------------------------------------------------------------------------------

ScottishPower                        5.0               -                   -               -               5.0              11.9
Manweb                                 -               -                 4.2            (4.2)                -                 -
Southern Water                         -               -                 4.1            (4.1)                -                 -
Final Salary LifePlan                  -               -                 1.0            (1.0)                -                 -
PacifiCorp                             -           (37.5)               10.2            (5.3)            (32.6)                -
==============================      ====           =====                ====            ====             =====              ====

                                                          Prepayment
                              Employer         Pension   at 31 March
                          Contribution          charge          1999
                              (pound)m        (pound)m      (pound)m
----------------------------------------------------------------------
ScottishPower                        -           (6.9)          5.0
Manweb                             5.8           (5.8)            -
Southern Water                     5.3           (5.3)            -
Final Salary LifePlan                -              -             -
PacifiCorp                           -              -             -
==============================    ====          =====          ====

106 Annual Report & Accounts/Form 20-F

31 Pensions continued
--------------------------------------------------------------------------------
The individual scheme funding details and assumptions made are as follows:

                                                                                                Principal actuarial assumptions
                                                                    Value

                                    Latest                      of assets                          Average

                                      full          Valuation    based on         Valuation     investment      Average      Average

                                 actuarial            carried   valuation            method        rate of       salary      pension

Pension fund                     valuation             out by    (pound)m           adopted         return    increases    increases

------------------------------------------------------------------------------------------------------------------------------------


ScottishPower             31 December 1997   William M Mercer     1,292.0    Projected unit           8.5%         6.5%         4.5%

Manweb                       31 March 1998    Bacon & Woodrow       467.6    Projected unit           8.5%         6.5%         4.5%

Southern Water               31 March 1998       Watson Wyatt       231.1    Projected unit           8.5%         6.5%         4.5%

Final Salary LifePlan        31 March 1999   William M Mercer           -    Projected unit           5.5%         4.0%         2.5%

PacifiCorp                  1 January 1999  Hewitt Associates       591.6    Projected unit    9.25%/6.75%         4.0%           -

-----------------------   ----------------  -----------------     -------    --------------    -----------         ----         ----


                                               Value
                                 Average     of fund
                                  equity     assets/
                                dividend     accrued
Pension fund                      growth    benefits
-------------------------------------------------------
ScottishPower                       4.5%        123%
Manweb                             4.75%        105%
Southern Water                      5.5%        108%
Final Salary LifePlan               n/a          97%
PacifiCorp                          n/a          82%
----------------------------       -----        ----


(a) Group pension arrangements
Following a review of the group's UK pension arrangements, the ScottishPower Pension Scheme, Manweb Pension Scheme and Southern Water Pension Scheme were closed to new members from 31 December 1998.

The group introduced two new group pension plans for new UK employees effective from 1 January 1999. The new plans are a defined benefit plan and a defined contribution plan which are open to continuous contract employees aged between 16 and 60, subject to any qualifying period of service required by the group.

Following the acquisition of PacifiCorp on 29 November 1999, the associated US pension arrangements are now included in the group's Accounts. Further details of these US arrangements are given in sub-note (f) below.

Each of the pension schemes' assets are invested in an appropriate diversified range of equities, bonds, property and cash. The broad proportions invested in each asset class at 31 March 2000 are as follows:

                                  Equities    Bonds Property      Cash    Total
                                         %        %        %         %        %
--------------------------------------------------------------------------------
ScottishPower                           89        4        5         2      100
Manweb                                  71       29        -         -      100
Southern Water                          84       12        -         4      100
Final Salary LifePlan                  100        -        -         -      100
PacifiCorp                              69       31        -         -      100
-------------------------------------  ---       --       --        --      ---

(b) ScottishPower
This Scheme was open prior to 1 January 1999 to employees of ScottishPower. Scottish Power UK plc operates a funded pension scheme of the company providing defined retirement and death benefits based on final pensionable salary. Members are required to contribute to the Scheme at a rate of 5% of pensionable salary. Scottish Power UK plc meets the balance of cost of providing benefits, and company contributions paid are based on the results of the actuarial valuation of the Scheme and are agreed by Scottish Power UK plc and the Scheme Trustees.

The assets of the Scheme are held separately from those of the company in a trustee administered fund. Included in the Scheme assets are 1,038,903 ((pound)5.3 million) ScottishPower shares, purchased only as part of a pooled strategy to match the relative weightings in the UK Stock Exchange index.

The pension charge for the year is based on the advice of the Scheme's independent qualified actuary and is calculated using different assumptions from those used at the last actuarial valuation of the Scheme. For expensing purposes the Scheme assets have been taken at market value instead of a calculated figure, liabilities have been costed on financial assumptions in line with Government stock yields, and allowance has been made for members leaving the Scheme with deferred benefits.

The prepayment included in the balance sheet represents the accumulated excess of the actual contributions paid to the Scheme over the pension accounting charge. The expensing calculations detailed above resulted in the accounting rate used for the calculation of the 1999-2000 pension charge being nil. This is derived from a regular cost of 22.6% of salaries, fully offset by a variation credit. The variation credit is calculated as the assessed surplus, less the prepayment, spread as a fixed percentage of pensionable salary roll over nine years.

107 Annual Report & Accounts/Form 20-F

31 Pensions continued
--------------------------------------------------------------------------------

(c) Manweb
Prior to 1 January 1999, most of the Manweb employees were entitled to join the Manweb Group of the Electricity Supply Pension Scheme, which provides pension and other related benefits based on final pensionable pay to employees throughout the Electricity Supply Industry in England & Wales. The ongoing contributions to the Scheme are based on the results of the actuarial valuation of the Scheme and the advice of the Scheme Actuary. On average, the company pays contributions at twice the rate payable by the member.

The assets are held in a separate trustee administered fund. Included in the Scheme assets are 202,981 ((pound)1.0 million) ScottishPower shares, purchased only as part of a pooled strategy to match the relative weightings in the UK Stock Exchange index. For funding and expensing purposes, the Scheme assets are valued by discounting the income which can be expected from a notional portfolio of assets at the valuation rate of interest.

The pension charge for the year, of 12% of pensionable salaries, is based on the advice of the Scheme's independent qualified actuary and is calculated using the same assumptions as at the last actuarial valuation of the Scheme. The variation credit is calculated as the assessed surplus spread over three years and an annual charge in respect of Early Retirement Deficiency Costs payable over 14 years.

(d) Southern Water
Southern Water operates a number of pension schemes. The Scheme details above relate to the principal defined benefit scheme which covers the majority of the Southern Water employees. Members are required to contribute to the Scheme at varying rates of pensionable salary depending upon category of membership. The company meets the balance of the cost of the accruing benefits. Contributions paid are based on the results of the actuarial valuation of the Scheme and are agreed by the company and the Scheme Trustees.

The assets are held in a separate trustee administered fund. For funding and expensing purposes, the Scheme assets are valued by discounting the income which can be expected from a notional portfolio of assets at the valuation rate of interest.

The pension charge for the year, of 10.3% of pensionable salaries, is based on the advice of the Scheme's independent qualified actuary and is calculated using the same assumptions as at the last actuarial valuation of the Scheme. The variation credit is calculated as the assessed surplus spread over 17 years.

(e) Final Salary LifePlan
The group operates a funded pension scheme providing defined retirement and death benefits based on final pensionable salary for eligible UK employees of the group. The assets of the Scheme are held in a separate trustee administered fund. The pension charge for the year, of 10% of pensionable salaries, is based on the advice of the Scheme's independent qualified actuary, representing the assessed balance of cost of the accruing benefits after allowing for members' contributions of 5% of pensionable salaries.

(f) PacifiCorp
PacifiCorp operates pension plans covering substantially all its employees. Benefits are based on the employee's years of service and final pensionable salary, adjusted to reflect estimated Social Security benefits. Pension costs are funded annually by no more than the maximum amount of pension expense which can be deducted for federal income tax purposes. The PacifiCorp pensions figures in these Accounts include the unfunded Supplementary Executive Retirement Plan
(SERP). The SERP accounts for less than 5% of the PacifiCorp liabilities. PacifiCorp meets the entire cost of accruing benefits under PacifiCorp plans. The assets for the funded plan are held in a separate fund. For funding and expensing purposes, the Scheme assets are valued at market levels, and liabilities costed on financial assumptions in line with market return expectations. The pension charge for the period is based on the advice of the plan's independent qualified actuary. The provision at 29 November 1999 relates to the plans' funding position at that time, and therefore there is no variation cost over the period. PacifiCorp also provides post-retirement benefits and post-employment benefits to certain employees. Details of these benefits are disclosed in Note 35.

(g) Additional pension arrangements
The group operates an approved defined contribution pension scheme for eligible employees. Contributions are paid by the member and employer at fixed rates. The benefits secured at retirement or death reflect each employee's accumulated fund and the cost of purchasing benefits at that time. The assets of the Scheme are held in a separate trustee administered fund. The pension charge for the year represents the defined employer contribution and amounted to (pound)0.2 million. The group also operates pension schemes for a number of other groups of employees; details of these have been omitted from the Accounts on the grounds of materiality.

Further details of the group's pensions arrangements are disclosed in Note 35.


108 Annual Report & Accounts/Form 20-F

32 Contingent liabilities
--------------------------------------------------------------------------------
(a) In November 1999, the group floated a minority stake in its Internet and telecommunications business, Thus plc. In the event that Thus plc ceases to be a part of the ScottishPower capital gains tax group before 30 September 2005, Thus plc will become liable to corporation tax on chargeable gains currently estimated, after consideration of various uncertainties, at amounts up to (pound)570 million. Members of the ScottishPower group have agreed to indemnify Thus plc for any such liability, except in circumstances arising without the consent of the ScottishPower group.

(b) The group's businesses are parties to various legal claims, actions and complaints, certain of which involve material amounts. Although the directors are unable to predict with certainty whether or not the group will ultimately be successful in these legal proceedings or, if not, what the impact might be, the directors currently believe that disposition of these matters will not have a materially adverse effect on the group's consolidated Accounts. Details of legal proceedings involving the group are provided in the Business Review on pages 42 and 43.

(c) The group has contingent liabilities under performance bonds and actual and potential claims, none of which, in the opinion of the directors, is material to the group.

33 Financial commitments
--------------------------------------------------------------------------------
                                                                 2000       1999
(a) Analysis of annual commitments under operating leases    (pound)m   (pound)m
--------------------------------------------------------------------------------
Leases of land and buildings expiring:
Within one year                                                   0.4        1.0
Between one and two years                                         1.2        0.2
Between two and three years                                       1.2        0.3
Between three and four years                                      1.2        0.2
Between four and five years                                       0.1        0.2
More than five years                                             23.4       20.4
--------------------------------------------------------------   ----       ----
                                                                 27.5       22.3
==============================================================   ====       ====

Other operating leases expiring:
Within one year                                                   1.4        2.2
Between one and two years                                         1.0        0.6
Between two and three years                                       7.7        3.5
Between three and four years                                      0.9        0.7
Between four and five years                                       2.7        0.8
More than five years                                              1.0          -
--------------------------------------------------------------   ----       ----
                                                                 14.7        7.8
==============================================================   ====       ====

                                                                 2000       1999
(b) Capital commitments                                      (pound)m   (pound)m
--------------------------------------------------------------------------------
Contracted but not provided                                     286.5      315.8
==============================================================  =====      =====

(c) Other contractual commitments
Under contractual commitments in the UK the group has rights and obligations in relation to the undernoted contracts. The annual value of the purchases and sales arising from these contracts is provided below:

                                                                                                             Purchases/sales in year

                                                                                                             under group commitments

                                                                                Commitment  Commitment      2000      1999      1998

                                                                         Note entered into     expires  (pound)m  (pound)m  (pound)m

------------------------------------------------------------------------------------------------------------------------------------

The purchase of electricity from British Energy Generation (UK) Limited               1990        2005     370.1     367.7     365.8

-----------------------------------------------------------------------------         ----   ---------     -----     -----     -----

The purchase of electricity from Scottish and Southern Energy plc         (i)         1990   see below      72.4      78.8     100.5

-----------------------------------------------------------------------------         ----   ---------     -----     -----     -----

The supply of electricity to Scottish and Southern Energy plc                         1990        2005      17.6      18.2      16.8

-----------------------------------------------------------------------------         ----   ---------     -----     -----     -----

Revenue from the operation of the company's transmission system and                           No fixed
access by Scottish and Southern Energy plc to the Anglo-Scottish                               date of
interconnector                                                                        1990      expiry      31.0      27.7      26.1

-----------------------------------------------------------------------------         ----   ---------     -----     -----     -----

Purchase of coal from The Scottish Coal Company Limited                               1998        2003      19.0      22.0      76.9

-----------------------------------------------------------------------------         ----   ---------     -----     -----     -----

Purchase of coal from The Scottish Coal (Deep Mine) Company Limited                   1998        2004      49.2      50.5         -

-----------------------------------------------------------------------------         ----   ---------     -----     -----     -----

Purchase of gas from various fields in the North Sea                                  1994        2010     125.8     123.6      81.8

=============================================================================         ====   =========     =====     =====     =====


(i) There are two agreements relating to the purchase of electricity from Scottish and Southern Energy plc. These expire in 2012 and 2039.

In the US, the group manages its energy resource requirements by integrating long-term firm, short-term and spot market purchases with its own generating resources to economically operate the system (within the boundaries of Federal Energy Regulatory Commission requirements) and meet commitments for wholesale sales and retail load growth. The long-term wholesale sales commitments include contracts with minimum sales requirements of (pound)268.3 million, (pound)220.7 million, (pound)210.0 million, (pound)203.1 million and (pound)176.2 million for the years 2001 to 2005 respectively. As part of its energy resource portfolio, PacifiCorp acquires a portion of its power through long-term purchases and/or exchange agreements which require minimum fixed payments of (pound)183.7 million, (pound)174.3 million, (pound)175.5 million, (pound)161.8 million and (pound)143.6 million for the years 2001 to 2005 respectively. The purchase contracts include agreements with the Bonneville Power Administration, the Hermiston Plant and a number of cogenerating facilities.

109 Annual Report & Accounts/Form 20-F

Notes to the Group Balance Sheet
as at 31 March 2000
continued

34 Related party transactions
--------------------------------------------------------------------------------

Related party transactions and balances with joint ventures and associated undertakings.

(a) Trading transactions and balances arising in the normal course of business

                                                                                        Sales/(purchases)             Amounts due
                                                                                         to/(from) other            from/(to) other
                                                                                         group companies            group companies
                                                                                         during the year            as at 31 March
                                                                                    2000       1999       1998      2000       1999
Related party                              Related party relationship to group  (pound)m   (pound)m   (pound)m  (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------------------------

Sales by related parties
Scottish Electricity Settlements Limited   50% owned joint venture                   8.7        5.8          -       1.7        2.3
ScotAsh Limited                            50% owned joint venture                   0.2          -          -         -          -
Purchases by related parties
Scottish Electricity Settlements Limited   50% owned joint venture                  (0.4)      (0.9)      (1.3)        -       (0.8)

South Coast Power Limited                  50% owned joint venture                  (0.3)      (8.1)         -      (0.1)      (0.1)

CeltPower Limited                          50% owned joint venture                  (0.4)      (0.1)         -      (0.1)      (0.1)

ScotAsh Limited                            50% owned joint venture                  (0.3)         -          -      (0.1)         -
========================================   =======================                  ====       ====       ====      ====       ====

In addition to the above, since 30 November 1999 PacifiCorp has made management and similar charges to Powercor of (pound)2.0 million. At 31 March 2000, Powercor owed the group (pound)21.9 million.

(b) Funding transactions and balances arising in the normal course of business

                                                                                   Interest payable        Amounts due
                                                                                    to other group       to other group
                                                                                   companies during       companies as
                                                                                        the year          at 31 March
                                                                                    2000       1999      2000       1999
Related party                              Related party relationship to group  (pound)m   (pound)m  (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------------------------

Scottish Electricity Settlements Limited   50% owned joint venture                  (1.4)      (1.5)     (18.3)    (19.1)
South Coast Power Limited                  50% owned joint venture                     -       (0.2)         -         -
CeltPower Limited                          50% owned joint venture                     -          -          -      (2.0)
ScotAsh Limited                            50% owned joint venture                     -          -       (1.0)        -
========================================   =======================                  ====       ====      =====     =====

110 Annual Report & Accounts/Form 20-F

35 Summary of differences between UK and US Generally Accepted Accounting Principles (`GAAP')
--------------------------------------------------------------------------------

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial year and equity shareholders' funds are set out in the tables below.

                                                                                    2000        1999        1998
(a) Reconciliation of profit for the financial year to US GAAP:        Notes    (pound)m    (pound)m    (pound)m
------------------------------------------------------------------------------------------------------------------
Profit for the financial year under UK GAAP                                        942.3       502.8       170.1
US GAAP adjustments:
Amortisation of goodwill                                                 (i)       (40.3)      (30.0)      (29.8)
Deferred tax                                                            (ii)       (39.3)      (33.5)      (28.1)
Pensions                                                               (iii)        44.8        17.6        22.7
Depreciation on revaluation uplift                                      (iv)         3.4         3.4         1.7
Plant decommissioning and mine reclamation liabilities                   (v)        (6.7)          -           -
Other                                                                   (xi)        (8.0)          -           -
Re-classification as extraordinary item                                 (vi)        15.9           -           -
----------------------------------------------------------------------------       -----       -----       -----
                                                                                   912.1       460.3       136.6
Deferred tax effect of US GAAP adjustments                              (ii)       (19.2)       (5.3)       (6.8)
----------------------------------------------------------------------------       -----       -----       -----
                                                                                   892.9       455.0       129.8
Extraordinary item (net of tax)                                         (vi)       (11.1)          -           -
----------------------------------------------------------------------------       -----       -----       -----
Profit for the financial year under US GAAP                                        881.8       455.0       129.8
============================================================================       =====       =====       =====
Earnings per share - continuing operations                                         64.26p      38.39p      11.00p
                   - extraordinary item (net of tax)                    (vi)       (0.80)p         -           -
----------------------------------------------------------------------------       -----       -----       -----
Earnings per share under US GAAP                                         (x)       63.46p      38.39p      11.00p
============================================================================       =====       =====       =====
Diluted earnings per share - continuing operations                                 63.81p      38.01p      10.89p
                           - extraordinary item (net of tax)            (vi)       (0.79)p         -           -
----------------------------------------------------------------------------       -----       -----       -----
Diluted earnings per share under US GAAP                                 (x)       63.02p      38.01p      10.89p
============================================================================       =====       =====       =====

                                                                                                        2000        1999
(b) Effect on equity shareholders' funds of differences between UK GAAP and US GAAP:       Notes    (pound)m    (pound)m
--------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds under UK GAAP                                                             6,363.9     1,945.9
US GAAP adjustments:
Goodwill                                                                                     (i)     1,013.9     1,036.7
Business combinations                                                                        (i)       783.2       163.1
Amortisation of goodwill                                                                     (i)      (132.4)      (92.1)
ESOP shares held in trust                                                                 (viii)       (62.3)      (33.8)
US regulatory assets                                                                        (ix)       348.1           -
Pensions                                                                                   (iii)       150.3       116.8
Dividends                                                                                  (vii)       113.4       178.0
Revaluation of fixed assets                                                                 (iv)      (229.0)     (229.0)
Depreciation on revaluation uplift                                                          (iv)         8.5         5.1
Plant decommissioning and mine reclamation liabilities                                       (v)       123.3           -
Other                                                                                       (xi)        10.2           -
Deferred tax:
   Effect of US GAAP adjustments                                                            (ii)      (213.6)      (35.7)
   Effect of differences in methodology                                                     (ii)    (1,248.0)     (594.2)
------------------------------------------------------------------------------------------------    --------     -------
Equity shareholders' funds under US GAAP                                                             7,029.5     2,460.8
================================================================================================    ========     =======

111 Annual Report & Accounts/Form 20-F

Notes to the Group Balance Sheet
as at 31 March 2000
continued

35 Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP") continued
--------------------------------------------------------------------------------
(i) Goodwill and business combinations
Goodwill
Under UK GAAP, goodwill arising from the purchase of operating entities before 31 March 1998 has been written off directly against reserves. Goodwill arising on acquisitions after 31 March 1998 is capitalised and amortised through the income statement over its useful economic life. Under US GAAP, goodwill arising from the purchase of operating entities should be held as an intangible asset in the balance sheet and amortised over its expected useful life.

The goodwill adjustment is made to recognise goodwill previously written off to reserves under UK GAAP as an intangible asset under US GAAP.

This goodwill, which is capitalised under US GAAP, is then amortised on a straight line basis over its useful economic life of 40 years with the effect being a reduction in profit reflecting the amortisation charge for the period.

Business combinations
In addition to re-instating the goodwill calculated under UK GAAP as described above, goodwill must also be recalculated in accordance with US GAAP. This is required due to differences between UK GAAP and US GAAP in the determination of acquisition price and valuation of assets and liabilities at the acquisition date. The adjustment referred to as business combinations reflects principally the impact of recalculating the goodwill arising on the acquisitions of Manweb, Southern Water and PacifiCorp under US GAAP.

In cases where traded equity securities are exchanged as consideration, UK GAAP requires the fair value of consideration to be determined at the date the transaction is completed, while US GAAP requires the fair value of such consideration to be determined at the date the acquisition is announced.

(ii) Deferred taxation
Under UK GAAP, provision for deferred tax is only required to the extent that it is probable that a taxation liability or asset will crystallise, in the foreseeable future, as a result of timing differences between taxable profit and accounting profit. Provision is made at known rates of tax.

Under US GAAP, full provision for deferred tax is required to the extent that accounting profit differs from taxable profit due to temporary timing differences. Provision is made based on enacted tax law.

The item "effect of US GAAP adjustments" reflects the additional impact of making full provision for deferred tax in respect of adjustments made in restating the balance sheet to US GAAP.

The item "effect of differences in methodology" reflects the impact of making full provision for deferred tax.

(iii) Pension costs
The fundamental differences between UK GAAP and US GAAP are as follows:

(a) Under UK GAAP, the annual pension charge is determined so that it is a substantially level percentage of the current and expected future payroll. Under US GAAP, the aim is to accrue the cost of providing pension benefits in the year in which the employee provides the related service.

(b) Under UK GAAP, pension liabilities are usually discounted using an interest rate that represents the expected long-term return on plan assets. Under US GAAP, pension liabilities are discounted using the current rates at which the pension liability could be settled.

(c) Under UK GAAP, variations from plan can be aggregated and amortised over the remaining employee service lives. Under US GAAP, variations from plan must be amortised separately over remaining service lives.

(d) Under UK GAAP, alternative bases can be used to value plan assets. Under US GAAP, plan assets should be valued at market or at market related values.

(iv) Revaluation of fixed assets
The revaluation of Manweb distribution assets and Southern Water operational assets is not permitted under US GAAP. Accordingly, the reconciliation restates fixed assets to historical cost and the depreciation charge has been adjusted. Refer to Note 18 (i) for further information relating to the fixed assets revaluation.

(v) Plant decommissioning and mine reclamation liabilities
Under UK GAAP future decommissioning costs are provided for, on a discounted basis, generally at the inception of the asset life with a corresponding increase to the cost of the asset. This increased cost is depreciated over the useful life of the asset. Under US GAAP for regulated industries, decommissioning costs are accounted for by depreciating the related tangible fixed asset to a negative amount which equates to the estimated decommissioning costs. In respect of mine reclamation costs UK GAAP requires the discounted future costs of reclamation to be provided for, with a corresponding increase to the cost of the mine assets. Under US GAAP anticipated mine reclamation costs are accrued over the life of the mine asset.

(vi) Extraordinary item
Under UK GAAP, costs of early debt repayment have been treated as exceptional interest costs. Under US GAAP, costs of early debt repayment are classified as extraordinary items. Earnings per share under US GAAP are shown both before and after extraordinary items.

(vii) Ordinary dividends
Under UK GAAP, final ordinary dividends are recognised in the financial year in respect of which they are proposed by the Board of Directors. Under US GAAP, such dividends are not recognised until they are formally declared by the Board of Directors.

(viii) ESOP shares held in trust
Under UK GAAP, shares held by an Employee Share Ownership Plan ("ESOP") are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, shares held in trust are recorded at cost in the balance sheet as a deduction from shareholders' funds. No dividends have been paid on the shares held by the ScottishPower ESOP and future dividends have been waived.




112 Annual Report & Accounts/Form 20-F

35 Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP") continued
--------------------------------------------------------------------------------
(ix) US regulatory assets
Statement of Financial Accounting Standard (FAS) 71 "Accounting for the Effects of Certain Types of Regulation" establishes US GAAP for utilities in the United States whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that, through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent GAAP applies in the UK.

Under UK GAAP, the group's policy is to recognise regulatory assets established in accordance with FAS 71 only where they comprise rights or other access to future economic benefits which have arisen as a result of past transactions or events which have created an obligation to transfer economic benefits to a third party.

(x) Earnings per share
Under UK GAAP, earnings per share is calculated by dividing the net profit or loss for the period by the weighted average number of shares (for basic and diluted number of shares) outstanding for the period. UK GAAP permits the presentation of more than one measure of earnings per share provided that all such measures are clearly explained and are given equal prominence on the face of the income statement.

Under US GAAP, earnings per share is calculated by dividing earnings from continuing operations, excluding extraordinary items, by the weighted average number of shares (for basic and diluted number of shares) outstanding for the period. US GAAP permits only one measure of earnings per share as a performance measure.

(a) Earnings per ordinary share have been calculated by dividing the profit for the financial year under US GAAP by the weighted average number of ordinary shares in issue during the financial year, based on the following information:

                                                                            2000       1999       1998
------------------------------------------------------------------------------------------------------
Profit for the financial year under US GAAP ((pound)m)                     881.8      455.0      129.8
Basic weighted average share capital (number of shares, millions)        1,389.6    1,185.2    1,180.1
Diluted weighted average share capital (number of shares, millions)      1,399.2    1,197.2    1,191.9
----------------------------------------------------------------------  --------  ---------  ---------

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options.

(b) As permitted under UK GAAP, earnings per share have been presented including and excluding the impact of exceptional items, goodwill amortisation and the windfall tax to provide an additional measure of underlying performance. In accordance with US GAAP, earnings per share have been presented above based on US GAAP earnings, without adjustments for the impact of exceptional items, other than those which are classified as extraordinary items under US GAAP, goodwill amortisation and the windfall tax. Such additional measures of underlying performance are not permitted under US GAAP. The inclusion of exceptional items, other than those which are classified as extraordinary items under US GAAP, in the determination of earnings per share in accordance with US GAAP increased earnings by (pound)408.9 million or 29.43 pence per share for the year ended 31 March 2000. The inclusion of goodwill amortisation decreased earnings by (pound)71.1 million or 5.12 pence per share for the year ended 31 March 2000, by (pound)31.2 million or 2.63 pence per share for the year ended 31 March 1999 and by (pound)29.8 million or 2.53 pence per share for the year ended 31 March 1998. The inclusion of the windfall tax decreased earnings by (pound)317.0 million or
26.86 pence per share for the year ended 31 March 1998.

(xi) Other
Other differences between UK and US GAAP are not individually material and relate to post-retirement benefits other than pensions, capitalisation of finance costs, marketable securities and stock option compensation expense.

UK GAAP permits the use of long-term discount rates in determining the provision for post-retirement benefits other than pensions. US GAAP requires the use of current market rates.

Under UK GAAP only interest on debt funding may be capitalised during the period of construction. Under US GAAP, as applied by regulated electricity utilities, both the cost of debt and the cost of equity applicable to domestic utility properties are capitalised during the period of construction.

UK GAAP permits current asset investments to be valued at the lower of cost and net realisable value. US GAAP requires that such investments, insofar as they are available-for-sale securities, are marked to market with movements in market value being included in other comprehensive income.

Under US GAAP, the group applies Accounting Principles Board Opinion No. 25 (APB
25), Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans and a compensation expense has been recognised accordingly for its Share Option Schemes. As the group applies APB 25 in accounting for its plans, under FAS 123, Accounting for Stock-Based Compensation, it has adopted the disclosure only option in relation to its Share Option Schemes. Had the group determined compensation cost based on the fair value at the grant date for its share options under FAS 123, the group's profit for the financial year under US GAAP and earnings per share under US GAAP would have been reduced to the pro forma amounts below:

For the year                                                            2000
----------------------------------------------------------------------------
Profit for financial year under US GAAP ((pound)m)                     881.8
   Pro forma ((pound)m)                                                878.8
Earnings per share under US GAAP                                       63.46p
   Pro forma                                                           63.24p
--------------------------------------------------------------------- -------

The effect on 1999 and 1998 profit for the financial year under US GAAP and earnings per share would have been immaterial.

The weighted average fair value of options granted during the year was (pound)8.7 million. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used:

For the year                                                            2000
----------------------------------------------------------------------------
Dividend yield                                                           4.5%
Risk-free interest rate                                                  6.0%
Volatility                                                              30.0%
Expected life of the options (years)                                       4
---------------------------------------------------------------------- -----


113 Annual Report & Accounts/Form 20-F

Notes to the Group Balance Sheet
as at 31 March 2000
continued

35 Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP") continued
--------------------------------------------------------------------------------
(xii) Reclassifications
The reconciliations of profit for the financial year and equity shareholders' funds at the year end from UK GAAP to US GAAP only include those items which have a net effect on profit or equity shareholders' funds. There are other GAAP differences, not included in the reconciliations, which would affect the classification of assets and liabilities or of income and expenditure. The principal items which would have such an effect are as follows:
   - under UK GAAP debt issue costs are deducted from the carrying value of the related debt instrument. US GAAP requires such costs to be included as an asset
   - under UK GAAP customer contributions in respect of fixed assets are generally credited to a separate deferred income account. Under US GAAP such contributions are netted off against the cost of the related fixed assets
   - items included as exceptional items under UK GAAP are either classified as extraordinary items or special charges under US GAAP
   - under US GAAP, transmission and distribution costs would be included in cost of sales, and gross profit from continuing operations would be calculated after deducting these expenses
   - under UK GAAP, the investor's interest in the turnover and results of a joint venture or associate are disclosed gross. The investor's share of the interest and taxation are disclosed separately as a component of the group interest and taxation lines. Under US GAAP, the investor's interest in the net results of joint ventures and associates is disclosed as a single line in the income statement, net of interest and taxation.

Consolidated statement of comprehensive income
Under US GAAP, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income.

The consolidated statement of comprehensive income is set out below:

                                                                2000       1999       1998
                                                            (pound)m   (pound)m   (pound)m
------------------------------------------------------------------------------------------
Profit for the financial year under US GAAP                    881.8      455.0      129.8

Other comprehensive income
   - Foreign currency translation adjustment                    25.1          -          -
   - Unrealised gain on available-for-sale securities            2.0          -          -
-----------------------------------------------------------   -------   -------   --------
Total comprehensive income under US GAAP                       908.9      455.0      129.8
===========================================================   =======   =======   ========

Consolidated statement of cash flows
The consolidated statement of cash flows prepared in accordance with FRS 1 (Revised) presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cash flows are presented separately for operating activities, dividends received from associates and joint ventures, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisition and disposals, equity dividends paid, management of liquid resources, and financing. Under US GAAP, only three categories of cash flow activity are reported; operating activities, investing activities and financing activities. Cash flows from dividends received from associates and joint ventures, returns on investments and servicing of finance and taxation would be included as operating activities under US GAAP. Equity dividends paid would be included under financing activities under US GAAP.

Under US GAAP, cash and cash equivalents are not offset by bank overdrafts repayable within 24 hours from the date of the advance, as is the case under UK GAAP and instead such bank overdrafts are classified within financing activities.

The consolidated cash flow statement prepared in conformity with UK GAAP is set out on page 84. In this statement an additional measure, free cash flow, is included which is not an accepted measure under US GAAP. This measure represents cash flow from operations after adjusting for dividends received from associates and joint ventures, returns on investments and servicing of finance and taxation. UK investors regard free cash flow as the money available to management annually to be allocated among a number of options including capital expenditure, payments of dividends and the financing of acquisitions.

The consolidated statement of cash flows under US GAAP is set out below:

                                                                 2000      1999        1998
                                                             (pound)m  (pound)m    (pound)m
-------------------------------------------------------------------------------------------
Cash inflow from continuing operating activities              1,117.5     944.9     1,014.1
Dividends received from associates and joint ventures             0.5       0.9         0.9
Returns on investments and servicing of finance                (258.4)   (149.9)     (146.7)
Ordinary taxation                                              (154.3)    (93.7)     (134.5)
Windfall tax                                                        -    (157.8)     (157.8)
-----------------------------------------------------------   -------   -------   ---------
Net cash provided by operating activities                       705.3     544.4       576.0
-----------------------------------------------------------   -------   -------   ---------
Capital expenditure and financial investment                   (842.3)   (683.0)     (592.7)
Acquisitions and disposals                                      718.8     (77.4)       67.9
-----------------------------------------------------------   -------   -------   ---------
Net cash used in investing activities                          (123.5)   (760.4)     (524.8)
-----------------------------------------------------------   -------   -------   ---------
Financing                                                      (121.2)    454.2       261.5
Add: movement in bank overdrafts                                 23.8       6.0       (12.9)
Equity dividends paid                                          (406.0)   (252.8)     (226.0)
-----------------------------------------------------------   -------   -------   ---------
Net cash (required)/provided by financing activities           (503.4)    207.4        22.6
-----------------------------------------------------------   -------   -------   ---------
Net increase/(decrease) in cash and cash equivalents             78.4      (8.6)       73.8
-----------------------------------------------------------   -------   -------   ---------
Cash and cash equivalents at beginning of financial year        106.9     115.5        41.7
-----------------------------------------------------------   -------   -------   ---------
Cash and cash equivalents at end of financial year              185.3     106.9       115.5
===========================================================   =======   =======   =========

All liquid investments with maturities of three months or less at the time of acquisition are considered to be cash equivalents.


114 Annual Report & Accounts/Form 20-F

35 Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP") continued
--------------------------------------------------------------------------------

                                                              2000       1999       1998
Significant non-cash investing or financing activities    (pound)m   (pound)m   (pound)m
----------------------------------------------------------------------------------------
On acquisition of subsidiaries:
Shares allotted as part of purchase consideration          4,065.5          -          -
Loan notes                                                       -          -        3.0
======================================================   =========   ========   ========

Additional information required under US GAAP
(a) Infrastructure accounting
The group"s accounting policy in respect of Southern Water"s infrastructure assets and related maintenance and renewals expenditure, as set out and explained in the accounting policies, is not generally accepted under US GAAP which requires historical cost depreciation accounting for these assets.
The difference between the infrastructure renewals depreciation charge and depreciation accounting under US GAAP is not material to profit and equity shareholders" funds.

(b) Deferred taxation
UK GAAP requires provision for deferred taxation only when it is expected that a liability will become payable or an asset will crystallise in the foreseeable future and then at the known future rates of tax. US GAAP requires full provision for deferred taxes to be made using enacted future tax rates.

The components of the estimated net deferred tax liability that would be recognised under US GAAP are as follows:

                                                                 2000      1999
                                                             (pound)m  (pound)m
--------------------------------------------------------------------------------
Deferred taxation liabilities
Excess of book value over taxation value of fixed assets      1,286.6     631.6
Other temporary differences                                     395.2      39.5
-----------------------------------------------------------  --------    ------
                                                              1,681.8     671.1
Deferred taxation assets
Other temporary differences                                    (220.2)    (41.2)
-----------------------------------------------------------  --------    ------
Net deferred tax liability                                    1,461.6     629.9
===========================================================  ========    ======
Analysed as follows:
Current                                                          (8.0)    (24.8)
Non-current                                                   1,469.6     654.7
-----------------------------------------------------------  --------    ------
                                                              1,461.6     629.9
===========================================================  ========    ======

(c) Pensions
At 31 March 2000, ScottishPower had eight statutorily approved defined benefit pension schemes and one statutorily approved defined contribution scheme. The PacifiCorp arrangements are included following the acquisition of PacifiCorp on 29 November 1999.

Benefits under the defined benefit plans reflect each employee"s basic earnings, years of service and age at retirement. Funding of the defined benefit plans is based upon actuarially determined contributions, with members paying contributions at fixed rates and the employers meeting the balance of cost as determined by the scheme actuaries.

Under the defined contribution plan, contributions are paid by the member and employer at a fixed rate. Benefits under the defined contribution plan reflect each employee"s fund at retirement and the cost of purchasing benefits at that time.

Reconciliations of the beginning and ending balances of the projected pension benefit obligation and the funded status of these plans for the years ending 31 March 2000, 31 March 1999 and 31 March 1998 are as follows:

                                                                  2000        1999        1998
Change in benefit obligation                                  (pound)m    (pound)m    (pound)m
----------------------------------------------------------------------------------------------
Benefit obligation at beginning of year                        2,074.2     1,882.4     1,847.6
Additional obligation from acquisition                           673.6           -           -
Service cost (excluding plan participants" contributions)         57.6        36.4        29.5
Interest cost                                                    137.7       149.6       144.6
Plan participants" contributions                                  12.9        13.0        13.2
Actuarial (gain)/loss                                             (8.3)       97.2       (57.3)
Benefits paid                                                   (124.9)     (104.4)      (95.2)
Exchange                                                           4.8           -           -
----------------------------------------------------------  ----------  ----------  ----------
Benefit obligation at end of year                              2,827.6     2,074.2     1,882.4
==========================================================  ==========  ==========  ==========
                                                                  2000        1999        1998
Change in plans" assets                                       (pound)m    (pound)m    (pound)m
----------------------------------------------------------------------------------------------
Fair value of plans" assets at beginning of year               2,781.4     2,372.1     2,045.1
Additional fair value of assets from acquisition                 636.1           -           -
Actual return on plans" assets                                   558.3       488.7       395.8
Employer contributions                                            17.7        12.0        13.2
Plan participants" contributions                                  12.9        13.0        13.2
Benefits paid                                                   (124.9)     (104.4)      (95.2)
Exchange                                                           5.3           -           -
----------------------------------------------------------  ----------  ----------  ----------
Fair value of plans" assets at end of year                     3,886.8     2,781.4     2,372.1
==========================================================  ==========  ==========  ==========
                                                                  2000        1999        1998
Reconciliation of funded status to prepaid benefit cost       (pound)m    (pound)m    (pound)m
----------------------------------------------------------------------------------------------
Funded status                                                  1,059.2       707.2       489.7
Unrecognised net actuarial gain                                 (933.5)     (600.0)     (393.3)
Unrecognised transition asset                                     (3.3)       (4.2)       (5.0)
----------------------------------------------------------  ----------  ----------  ----------
Prepaid benefit cost                                             122.4       103.0        91.4
==========================================================  ==========  ==========  ==========


115 Annual Report & Accounts /Form 20-F

Notes to the group Balance Sheet
as at March 2000
continued

35 Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP") continued
--------------------------------------------------------------------------------
The components of pension benefit costs for the years ended 31 March 2000, 1999 and 1998 were as follows:

                                                                                       2000         1999          1998
                                                                                   (pound)m     (pound)m      (pound)m
----------------------------------------------------------------------------------------------------------------------
Service cost                                                                           57.6         49.4          42.7
Interest cost                                                                         137.7        149.6         144.6
Expected return on plans" assets                                                     (211.1)      (184.4)       (181.7)
Amortisation of transition asset                                                       (0.8)        (0.8)         (0.8)
Amortisation of experience gains                                                      (22.8)       (13.4)         (0.2)
--------------------------------------------------------------------------------   ---------   ---------     ---------
Net periodic benefit (credit)/cost                                                    (39.4)         0.4           4.6
================================================================================   =========   =========     =========
The actuarial assumptions adopted in arriving at the above figures are as follows:

UK arrangements                                                                        2000         1999          1998
----------------------------------------------------------------------------------------------------------------------
Expected return on plans" assets                                                        n/a      7% p.a.       8% p.a.
Discount rate                                                                       6% p.a.      6% p.a.       8% p.a.
Rate of earnings increase                                                           5% p.a.      5% p.a.       7% p.a.
Pension increases                                                                   3% p.a.      3% p.a.       5% p.a.
================================================================================   ========   ==========     =========

                                                                                                                29 Nov
US arrangements                                                                                     2000          1999
----------------------------------------------------------------------------------------------------------------------
Expected return on plans" assets                                                                     n/a    9.25% p.a.
Discount rate                                                                                  7.5% p.a.     7.5% p.a.
Rate of earnings increase                                                                        4% p.a.       4% p.a.
Inflation rate                                                                                   4% p.a.       4% p.a.
===========================================================================================    =========  ===========

(d) Other post-retirement benefits
PacifiCorp Domestic Electric provides healthcare and life insurance benefits through various plans for eligible retirees on a basis substantially similar to those who are active employees. The cost of post-retirement benefits is accrued over the active service period of employees. The details shown below are in respect of the period from date of acquisition, 29 November 1999, to 31 March 2000.

The net periodic post-retirement benefit cost and significant assumptions are summarised as follows:

                                                                                          2000
                                                                                      (pound)m
----------------------------------------------------------------------------------------------
Service cost                                                                               1.2
Interest cost                                                                              5.1
Expected return on plan assets                                                            (4.6)
----------------------------------------------------------------------------------  ----------
Net periodic post-retirement benefit cost                                                  1.7
==================================================================================  ==========
Discount rate                                                                              7.5%
Initial healthcare cost trend rate _ under 65                                              6.6%
Initial healthcare cost trend rate _ over 65                                               6.8%
Ultimate healthcare cost trend rate                                                        4.5%
==================================================================================  ==========
The change in the accumulated post-retirement benefit obligation, change in plan assets and funded status are as follows:

                                                                                          2000
                                                                                      (pound)m
----------------------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation on acquisition                            215.9
Service cost                                                                               1.2
Interest cost                                                                              5.1
Plan participants" contributions                                                           0.6
Actuarial gain                                                                            (0.3)
Benefits paid                                                                             (3.7)
Exchange                                                                                   1.5
----------------------------------------------------------------------------------  ----------
Accumulated post-retirement obligation at end of year                                    220.3
==================================================================================  ==========
                                                                                          2000
Change in plan assets                                                                 (pound)m
----------------------------------------------------------------------------------------------
Plan assets at fair value on acquisition                                                 163.9
Actual return on plan assets                                                              31.0
Company contributions                                                                      7.6
Benefits paid                                                                             (3.7)
Exchange                                                                                   1.4
----------------------------------------------------------------------------------  ----------
Plan assets at end of year                                                               200.2
==================================================================================  ==========


116 Annual Report & Accounts /Form 20-F

35 Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP") continued
--------------------------------------------------------------------------------

                                                                                      2000
Reconciliation of accrued post-retirement costs and total amount recognised       (pound)m
------------------------------------------------------------------------------------------
Funded status of plan                                                                (20.1)
PacifiCorp unrecognised net gain                                                     (26.4)
------------------------------------------------------------------------------   ---------
Accrued post-retirement benefit cost                                                 (46.5)
==============================================================================   =========

The assumed healthcare cost trend rate gradually decreases over eight years. The healthcare cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed healthcare cost trend rate by one percentage point would have increased the accumulated post-retirement benefit obligation (the "APBO") as of 31 March 2000 by (pound)15.7 million, and the annual net periodic post-retirement benefit costs by (pound)1.4 million. Decreasing the assumed healthcare cost trend rate by one percentage point would have reduced the APBO as of 31 March 2000 by (pound)14.9 million, and the annual net periodic post-retirement benefit costs by (pound)1.3 million.

Post-employment benefits
PacifiCorp Domestic Electric provides certain post-employment benefits to former employees and their dependants during the period following employment but before retirement. The costs of these benefits are accrued as they are incurred. Benefits include salary continuation, severance benefits, disability benefits and continuation of healthcare benefits for terminated and disabled employees and workers compensation benefits. The provision for post-employment benefits was (pound)11.5 million at 31 March 2000.

(e) Acquisition - Unaudited pro forma information
The following unaudited pro forma information shows the consolidated results of operations, under US GAAP, for the years ended 31 March 2000 and 31 March 1999 assuming that the acquisition of PacifiCorp had taken place on 1 April 1998. The pro forma results for the year ending 31 March 1999 include the results of PacifiCorp for the 12 months ended 31 December 1998. Adjustments have been made for permitted pro forma purchase accounting adjustments and to exclude the effects of discontinued operations and businesses held for disposal. Permitted pro forma adjustments include only the effect of events directly attributable to a transaction that are factually supportable and expected to have a continuing impact. Pro forma adjustments reflecting anticipated efficiencies resulting from a transaction are, under most circumstances, not permitted. As a result of the limitations imposed with regard to the types of permitted pro forma adjustments, the directors believe that the unaudited pro forma information is not indicative of future results of operations, nor the results of historical operations had the acquisition of PacifiCorp been consummated as of the assumed date.

                                                     Year ended 31 March
                                                     2000            1999
                                                 (pound)m        (pound)m
-------------------------------------------------------------------------
Turnover                                          5,494.3         6,238.0
------------------------------------------------  -------       ---------
Profit before taxation                            1,225.6           639.0
------------------------------------------------  -------       ---------
Net income                                          965.1           463.8
------------------------------------------------  -------       ---------
Net income per ordinary share                       69.45p          39.13p
------------------------------------------------  -------       ---------
Net income per ADS*                                277.80p         156.52p
================================================  =======       =========
*Net income per ADS has been calculated by multiplying the net income per ordinary share by four, the number of Ordinary Shares represented by each ADS.

The results of businesses held for disposal are not included in the consolidated profit and loss account, as required under UK GAAP. The operating profit of Powercor, the principal business held for disposal, for the period from acquisition until 31 March 2000 was (pound)41.8 million.

New US accounting standards adopted

(a) Accounting for the Costs of Computer Software Developed or Obtained for Internal Use
SOP98-1: Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use was issued during January 1998 by the American Institute of Certified Public Accountants (AICPA) and is effective for all fiscal years beginning after 15 December 1998. The information set out in Note 18 reflects the disclosure requirements of SOP 98-1.

(b) Accounting for Contracts Involved in Energy Trading and Risk Management Activities
In December 1998 the FASB Emerging Issues Task Force (EITF) reached a consensus on Issue No 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. The guidance has had minimal impact for the majority of UK energy contracts as they fall outside the scope of this consensus. The effect of the adoption of this consensus on US energy contracts is not material.

Recent US accounting pronouncements

(a) Accounting for Derivative Instruments and Hedging Activities
In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (FAS 133) which, as amended will be effective for ScottishPower in April 2001. The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value. Changes in the derivative's fair value will be recognised currently in earnings unless specific hedge accounting criteria are met. A derivative's gains and losses for qualifying hedges offset related results on the hedged item in the income statement and a company must formally document, designate and periodically assess the effectiveness of transactions that receive hedge accounting. The impact of adopting FAS 133 on ScottishPower is currently being considered.

(b) Accounting for Asset Retirement Obligations
The FASB issued a revised exposure draft in February 2000 on the proposed Statement which would establish standards for accounting for an obligation associated with the retirement of a tangible long-lived asset. The obligations included within the scope are those that are unavoidable as a result of either the acquisition or the normal operation of a long-lived asset. The obligation associated with the retirement of a tangible long-lived asset would be recognised as a liability when incurred and initially measured at fair value. Additionally, the proposed statement would establish standards for accounting for the cost associated with an asset retirement obligation. It would require that, upon initial recognition of a liability for an asset retirement obligation, an entity capitalise that cost by recognising an increase in the carrying amount of the related long-lived asset. Based upon the current exposure draft, this proposed Statement would be effective for ScottishPower in April 2002 and the impact will be considered once the final Statement has been issued.

117 Annual Report & Accounts/Form 20-F

Company Balance Sheet
as at 31 March 2000                                            2000       1999
                                                  Notes    (pound)m   (pound)m
------------------------------------------------------------------------------
Fixed assets
Investments                                          37     4,746.3          -
-------------------------------------------------------   ---------   --------
Current assets
Debtors                                              38       642.8          -
-------------------------------------------------------   ---------   --------
Creditors: amounts falling due within one year       39      (135.7)         -
-------------------------------------------------------   ---------   --------
Net current assets                                            507.1          -
-------------------------------------------------------   ---------   --------
Net assets                                                  5,253.4          -
=======================================================   =========   ========
Called up share capital                              40       923.8          -
Share premium                                        40     3,733.8          -
Capital redemption reserve                           40        18.3          -
Profit and loss account                              40       577.5          -
-------------------------------------------------------   ---------   --------
Shareholders" funds                                  40     5,253.4          -
=======================================================   =========   ========


Approved by the Board on 4 May 2000 and signed on its behalf by




/s/ Charles Miller Smith                  /s/ David Nish

Charles Miller Smith                      David Nish
Chairman                                  Finance Director

The Accounting Policies and Definitions on pages 72 to 76, together with the Notes on pages 79 to 83, 85 to 87, 89 to 117 and 119 to 120 form part of these Accounts.

118 Annual Report & Accounts/Form 20-F

Notes to the Company Balance Sheet
as at 31 March 2000


36 Company balance sheet at 31 March 1999
--------------------------------------------------------------------------------
The Company was incorporated on 19 February 1999. At 31 March 1999, its balance sheet comprised debtors of (pound)37,500, cash of (pound)12,500, ordinary share capital of (pound)2 and Redeemable shares of (pound)49,998.


37 Fixed asset investments
--------------------------------------------------------------------------------

                                    Subsidiary       Own shares
                                   undertakings      held under
                               Shares        Loans        trust         Total
                             (pound)m     (pound)m     (pound)m      (pound)m
-----------------------------------------------------------------------------
Cost or valuation:
At 1 April 1999                     -            -            -             -
Additions                     1,663.5      3,049.9         33.9       4,747.3
Disposals and other                 -            -         (1.0)         (1.0)
---------------------------- --------     --------      -------    ----------
At 31 March 2000              1,663.5      3,049.9         32.9       4,746.3
============================ ========     ========      =======    ==========


38 Debtors
-----------------------------------------------------------------------------
                                                           2000          1999
                                                       (pound)m      (pound)m
-----------------------------------------------------------------------------
Amounts falling due within one year:
Loans to subsidiary undertakings                          572.5             -
Interest due from subsidiary undertakings                  70.3             -
------------------------------------------------------  -------    ----------
                                                          642.8             -
======================================================  =======    ==========

39 Creditors
-----------------------------------------------------------------------------
                                                           2000          1999
                                                       (pound)m      (pound)m
-----------------------------------------------------------------------------
Amounts falling due within one year:
Proposed dividend                                         113.4             -
Corporation tax                                             5.3             -
Accrued expenses                                           17.0             -
------------------------------------------------------  -------    ----------
                                                          135.7             -
======================================================  =======    ==========

40 Analysis of movements in share capital and reserves
--------------------------------------------------------------------------------

                                                                             Capital      Profit
                                          Number      Share      Share    redemption    and loss
                                       of shares    capital    premium       reserve     account       Total
                                            000s   (pound)m   (pound)m      (pound)m    (pound)m    (pound)m
------------------------------------------------------------------------------------------------------------
At 1 April 1999                                -          -          -             -           -           -
Retained profit for the year                   -          -          -             -       803.0       803.0
Share capital issued
- Scheme of Arrangement                1,182,990      591.5          -             -           -       591.5
- Employee sharesave scheme               11,368        5.7       45.7             -       (16.2)       35.2
- Executive share option scheme               89        0.1        0.3             -           -         0.4
- Acquisition                            689,669      344.8    3,687.8             -           -     4,032.6
Share buy-back                           (36,530)     (18.3)         -          18.3      (209.3)     (209.3)
----------------------------------   -----------   --------   --------   -----------   ---------   ---------
At 31 March 2000                       1,847,586      923.8    3,733.8          18.3       577.5     5,253.4
==================================   ===========   ========   ========   ===========   =========   =========

Details of the Scheme of Arrangement under which the company became the new holding company of the ScottishPower group and of the company's share capital are set out in Note 27.

41 Profit and loss account
--------------------------------------------------------------------------------
As permitted by Section 230 of the Companies Act 1985, the company has not presented its own profit and loss account. The company's profit and loss account was approved by the Board on 4 May 2000. The profit for the financial year per the Accounts of the company was (pound)1,144.4 million (1999 (pound)nil).

119 Annual Report & Accounts / Form 20-F

Principal Subsidiary Undertakings
and Other Investments

                                                                               Proportion
                                                                Class of share  of shares
Subsidiary undertakings                                                capital       held                                  Activity
------------------------------------------------------------------------------------------------------------------------------------

CRE Energy Limited                                     Ordinary shares(pound)1      100%         Wind-powered electricity generation
Domestic Appliance Insurance Limited (Isle of Man)     Ordinary shares(pound)1      100%                                   Insurance
Manweb plc                                                 Ordinary shares 50p      100%                Regional electricity company
NA General Partnership*                                                    n/a      100%                          Investment holding
PacifiCorp (USA)                                                  Common stock      100%                Regional electricity company
PacifiCorp Financial Services Inc (USA)                           Common stock      100%                             Finance company
PacifiCorp Group Holdings (USA)                                   Common stock      100%                          Investment holding
Powercor Australia Limited (Australia)                     Ordinary shares A$1      100%                Regional electricity company
                                              Redeemable preference shares A$1      100%
Scottish Power UK plc**                                    Ordinary shares 50p      100%  Generation, transmission, distribution and
                                                                                                supply of electricity and gas supply
ScottishPower Insurance Limited (Isle of Man)          Ordinary shares(pound)1      100%                                   Insurance
Southern Water Services Finance plc                    Ordinary shares(pound)1      100%                             Finance company
Southern Water Services Limited                        Ordinary shares(pound)1      100%        Water supply and wastewater services
Thus plc                                                  Ordinary shares 2.5p     50.1%             Internet and telecommunications
------------------------------------------------------------------------------------------------------------------------------------
Fixed asset investments
Joint ventures
CeltPower Limited                                      Ordinary shares(pound)1       50%         Wind-powered electricity generation
ScotAsh Limited                                        Ordinary shares(pound)1       50%                                   Ash sales
Scottish Electricity Settlements Limited               Ordinary shares(pound)1       50%            Scottish electricity settlements
Shoreham Operations Company Limited                    Ordinary shares(pound)1       50%                         Management services
South Coast Power Limited                              Ordinary shares(pound)1       50%                      Electricity generation

Associated undertaking
Wind Resources Limited                                 Ordinary shares(pound)1       45%         Wind-powered electricity generation

Other investments
Folkestone & Dover Water Services Limited              Ordinary shares(pound)1       25%                                Water supply
                                                     Preference shares(pound)1       22%
                                                       Deferred shares(pound)1       12%
------------------------------------------------------------------------------------------------------------------------------------

Notes
A$ represents Australian dollar

*NA General Partnership is a partnership and therefore has no defined class of share capital.

**The investment in this company is a direct holding of Scottish Power plc.

The directors consider that to give full particulars of all undertakings would lead to a statement of excessive length. The information above includes the undertakings whose results or financial position, in the opinion of the directors, principally affect the results or financial position of the group and subsidiary undertakings excluded from consolidation on the grounds that they are held exclusively for resale.

All companies are incorporated in Great Britain, unless otherwise stated.

120 Annual Report & Accounts / Form 20-F

Report of the Auditors
to the members of Scottish Power plc


We have audited the Accounts on pages 72 to 120 including the disclosures in respect of directors' remuneration contained in Note 3(c) on page 81.

Respective Responsibilities of Directors and Auditors
The directors are responsible for preparing the Annual Report and Accounts/Form 20-F. As described on page 71, this includes responsibility for preparing the Accounts in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and our profession's ethical guidance.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the Report of the Directors is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and Accounts/Form 20-F and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts.

We review whether the statement on pages 62 and 63 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of Audit Opinion
We conducted our audit in accordance with Auditing Standards generally accepted in the United Kingdom which are substantially consistent with generally accepted Auditing Standards in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

UK Opinion
In our opinion the Accounts give a true and fair view of the state of affairs of the company and the group at 31 March 2000 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

US Opinion
In our opinion, the Accounts referred to above present fairly, in all material respects, the consolidated financial position of the group as at 31 March 2000 and 31 March 1999, and the results of their operations and their cash flows for the years ended 31 March 2000, 31 March 1999 and 31 March 1998 in conformity with accounting principles generally accepted in the United Kingdom. These principles differ in certain respects from accounting principles generally accepted in the United States. The effect of the differences in determination of net income, shareholders' equity and cash flows is shown in Note 35 to the Accounts.


/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Glasgow                            4 May 2000

121 Annual Report & Accounts/Form 20-F

Five Year Summary

                                                                                Years ended 31 March
                                                            -----------------------------------------------------------------
                                                             2000           2000           1999           1998           1997
                                                 Notes         $m       (pound)m       (pound)m       (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------------------------
UK GAAP Information
Profit and Loss Account Information:
Turnover                                           (a)      6,584          4,115          3,242          3,128          2,941
Operating profit                                   (a)      1,075            672            803            785            664
Operating profit (as adjusted)                 (a),(b)      1,538            961            804            785            685
Profit before taxation                                      1,854          1,159            644            640            558
Profit before taxation (as adjusted)               (b)      1,177            736            645            640            579
Profit after ordinary taxation                              1,509            943            502            488            422
Profit for the financial year                      (c)      1,508            942            503            170            421
Dividends                                                    (546)          (341)          (268)          (243)          (218)

Balance Sheet Information:
Total assets                                               23,913         14,946          6,232          5,577          4,848
Capital expenditure (net)                          (d)      1,419            887            754            657            471
Long-term liabilities                                       8,690          5,431          2,108          1,435          1,076
Net debt                                                    7,746          4,842          2,421          1,953          1,790
Equity shareholders' funds                                 10,182          6,364          1,946          1,708          1,523

Ratios and Statistics:
Earnings per ordinary share                               $1.0850          67.81p         42.42p         14.41p         38.11p
Earnings per ordinary share (as adjusted)          (f)    $0.6624          41.40p         42.52p         41.28p         39.88p
Earnings per ScottishPower ADS                     (e)    $  4.34    (pound)2.71    (pound)1.70    (pound)0.58    (pound)1.52
Earnings per ScottishPower ADS (as adjusted)   (e),(f)    $  2.66    (pound)1.66    (pound)1.70    (pound)1.65    (pound)1.59
Dividends per ordinary share                              $0.3968          24.80p         22.50p         20.40p         18.50p
Dividends per ScottishPower ADS                    (e)    $  1.58    (pound)0.99    (pound)0.90    (pound)0.82    (pound)0.74
Dividend cover (as adjusted)                       (f)       1.7x           1.7x           1.9x           2.0x           2.2x
Interest cover (as adjusted)                       (f)       4.2x           4.2x           5.0x           5.3x           6.4x
Gearing                                            (g)         76%            76%           124%           114%           118%

USGAAP Information
Turnover                                                    6,584          4,115          3,242          3,128          2,941
Profit for the financial year                      (c)      1,411            882            455            130            353
Earnings per ordinary share                        (h)    $1.0154          63.46p         38.39p         11.00p         31.94p
Earnings per ScottishPower ADS                 (e),(h)    $  4.06    (pound)2.54    (pound)1.54    (pound)0.44    (pound)1.28
Total assets                                               26,937         16,836          7,199          6,550          6,065
Equity shareholders' funds under USGAAP                    11,248          7,030          2,461          2,253          2,340
======================================================  =========     ==========     ==========     ==========     ==========

                                                                 1996
                                                 Notes       (pound)m
---------------------------------------------------------------------
UK GAAP Information
Profit and Loss Account Information:
Turnover                                           (a)          2,271
Operating profit                                   (a)            434
Operating profit (as adjusted)                 (a),(b)            477
Profit before taxation                                            404
Profit before taxation (as adjusted)               (b)            447
Profit after ordinary taxation                                    295
Profit for the financial year                      (c)            296
Dividends                                                        (146)

Balance Sheet Information:
Total assets                                                    2,861
Capital expenditure (net)                          (d)            227
Long-term liabilities                                             785
Net debt                                                          632
Equity shareholders' funds                                      1,208

Ratios and Statistics:
Earnings per ordinary share                                     33.12p
Earnings per ordinary share (as adjusted)          (f)          36.61p
Earnings per ScottishPower ADS                     (e)    (pound)1.32
Earnings per ScottishPower ADS (as adjusted)   (e),(f)    (pound)1.46
Dividends per ordinary share                                    15.50p
Dividends per ScottishPower ADS                    (e)    (pound)0.62
Dividend cover (as adjusted)                       (f)            2.4x
Interest cover (as adjusted)                       (f)           15.4x
Gearing                                            (g)             52%

US GAAP Information
Turnover                                                        2,271
Profit for the financial year                      (c)            271
Earnings per ordinary share                        (h)          30.39p
Earnings per ScottishPower ADS                 (e),(h)    (pound)1.22
Total assets                                                    3,480
Equity shareholders' funds under USGAAP                         1,510
============================================== ======     ===========

(a) The results for the financial year ended 31 March 1996 included turnover of (pound)439.4 million, operating profit of (pound)37.7 million and operating profit, before exceptional reorganisation costs, of (pound)80.4 million in respect of Manweb for the period of the year following its acquisition on 6 October 1995. The results for the financial year ended 31 March 1997 included turnover of (pound)316.2 million, operating profit of (pound)114.4 million and operating profit, before exceptional reorganisation costs, of (pound)135.6 million in respect of Southern Water for the period of the year following its acquisition on 6 August 1996. The results for the financial year ended 31 March 2000 included turnover of (pound)711.7 million, operating profit of (pound)124.5 million and operating profit, before goodwill amortisation of (pound)151.7 million in respect of PacifiCorp for the period of the year following its acquisition on 29 November 1999.
(b) Operating profit (as adjusted) and profit before taxation (as adjusted) exclude the effect of exceptional items and goodwill amortisation.
(c) Profit for the financial year ended 31 March 1998 is stated after charging windfall tax of(pound)317 million.
(d) Capital expenditure is stated net of capital grants and customer contributions.
(e) Earnings and dividends per ScottishPower ADS have been calculated based on a ratio of four ScottishPower ordinary shares to one ScottishPower ADS.
(f) The adjusted figures for Earnings per ordinary share, Earnings per ScottishPower ADS, Dividend cover and Interest cover exclude the effects of exceptional items, goodwill amortisation and windfall tax as applicable.
(g)  Gearing is calculated by dividing net debt by equity shareholders' funds.
(h) As permitted under UK GAAP, earnings per share have been presented including and excluding the impact of the exceptional items, goodwill amortisation and the windfall tax to provide an additional measure of underlying performance. In accordance with US GAAP, earnings per share have been presented based on US GAAP earnings, without adjustments for the impact of exceptional items, other than those which are classified as extraordinary items under US GAAP, goodwill amortisation and the windfall tax. Such additional measures of underlying performance are not permitted under US GAAP. The inclusion of exceptional items, other than those which are classified as extraordinary items under US GAAP, in the determination of earnings per share in accordance with US GAAP increased earnings by (pound)408.9 million or 29.43 pence per share/(pound)1.18 per ADS for the year ended 31 March 2000. The inclusion of goodwill amortisation decreased earnings by (pound)71.1 million or 5.12 pence per share/(pound)0.20 per ADS for the year ended 31 March 2000, by (pound)31.2 million or 2.63 pence per share/(pound)0.11 per ADS for the year ended 31 March 1999, by (pound)29.8 million or 2.53 pence per share/(pound)0.10 per ADS for the year ended 31 March 1998, by (pound)23.7 million or 2.14 pence per share/(pound)0.09 per ADS for the year ended 31 March 1997 and by (pound)7.5 million or 0.84 pence per share/(pound)0.03 per ADS for the year ended 31 March 1996. The inclusion of windfall tax decreased earnings by (pound)317.0 million or
     26.86 pence per share/(pound)1.07 per ADS for the year ended 31 March 1998.
(i) Amounts for the financial year ended 31 March 2000 have been translated, solely for the convenience of the reader, at $1.60 to (pound)1.00, the closing exchange rate on 31 March 2000.

122 Annual Report & Accounts / Form 20-F

Glossary of Terms and US Equivalents


Term used in UK annual report                                    US equivalent or definition

Accounts                                                         Financial statements

Associates                                                       Equity investees

Capital allowances                                               Tax depreciation

Capital redemption reserve                                       Other additional capital

Creditors                                                        Accounts payable and accrued liabilities

Creditors: amounts falling due within one year                   Current liabilities

Creditors: amounts falling due after more than one year          Long-term liabilities

Employee share schemes                                           Employee stock benefit plans

Employee costs                                                   Payroll costs

Finance lease                                                    Capital lease

Financial year                                                   Fiscal year

Fixed asset investments                                          Non-current investments

Freehold                                                         Ownership with absolute rights in perpetuity

Gearing                                                          Leverage

Investment in associates and joint ventures                      Securities of equity investees

Loans to associates and joint ventures                           Indebtedness of equity investees not current

Net asset value                                                  Book value

Operating profit                                                 Net operating income

Other debtors                                                    Other current assets

Own work capitalised                                             Costs of group's employees engaged in the construction
                                                                 of plant and equipment for internal use

Profit                                                           Income

Profit and loss account (statement)                              Income statement

Profit and loss account (in the balance sheet)                   Retained earnings

Profit for the financial year                                    Net income

Profit on sale of fixed assets                                   Gain on disposal of non-current assets

Provision for doubtful debts                                     Allowance for bad and doubtful accounts receivable

Provisions                                                       Long-term liabilities other than debt and specific accounts payable


Recognised gains and losses (statement)                          Comprehensive income

Reserves                                                         Shareholders' equity other than paid-up capital

Severance costs                                                  Early release scheme expenses

Share premium account                                            Additional paid-in capital or paid-in surplus (not distributable)

Shareholders' funds                                              Shareholders' equity

Stocks                                                           Inventories

Tangible fixed assets                                            Property, plant and equipment

Trade debtors                                                    Accounts receivable (net)

Turnover                                                         Revenues


123 Annual Report & Accounts / Form 20-F

Investor Information

New Holding Company
An announcement was made on 25 February 1999 that the directors had decided that the group would be more effective if it were structured with a holding company that did not have any operating activities.
   On 15 June 1999, ScottishPower shareholders approved a scheme of arrangement under Section 425 of the Companies Act 1985, the purpose of which was to introduce the new holding company for the ScottishPower group. The scheme was subsequently sanctioned by the Court of Session and became effective on 30 July 1999.
   In particular, the introduction of the new holding company facilitates:
   - a clearer demarcation between certain of the group's activities; and
   - the financial independence of different operating areas of the group.
   It is also believed that the creation of the new holding company for the group assisted the regulatory review process of the PacifiCorp merger in the UK and in the US.

Nature of Trading Market
The principal trading market for the ordinary shares of ScottishPower is the London Stock Exchange. In addition, American Depositary Shares ("ADSs") (each of which represents four ordinary shares) have been issued by The Bank of New York, as depositary (the "Depositary"), for the company's ADSs and are traded on the New York Stock Exchange following listing on 8 September 1997.
   Table 24 sets forth, for the calendar quarters of the financial years indicated, the highest and lowest middle market quotations for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the range of high and low closing sale prices for ADSs, as reported over-the-counter prior to 8 September 1997 and as reported on the New York Exchange Composite Tape following that date.


Table 24 - Historical Share Prices
--------------------------------------------------------------------------------
                                Ordinary Shares1     American Depositary Shares2
Financial Year              High (p)        Low (p)       High ($)       Low ($)
--------------------------------------------------------------------------------
1999
First                         576.00         521.00          37.50         35.25
Second                        620.00         528.00          41.28         35.25
Third                         675.00         532.00          44.63         37.00
Fourth                        664.00         529.00          44.02         34.13
=======================  ===========  =============  =============  ============

                                Ordinary Shares1     American Depositary Shares2
Financial Year              High (p)        Low (p)       High ($)       Low ($)
--------------------------------------------------------------------------------
2000
First                         575.50         508.50          36.55         32.68
Second                        601.50         518.00          39.06         33.62
Third                         595.00         458.50          39.11         29.66
Fourth                        528.50         359.50          33.55         22.97
=======================  ===========  =============  =============  ============
1 The past performance of the ordinary shares is not necessarily indicative of future performance.

2 Calculated using a ratio of four ordinary shares to one ADS, the ratio which took effect on the listing of the ADSs on the New York Stock Exchange on 8 September 1997. Until that time, each ADS represented 10 ordinary shares.


Table 25 - Analysis of Ordinary Shareholdings at 31 March 2000
--------------------------------------------------------------------------------
Range of                                           No. of                 No. of
holdings                                    shareholdings                 shares
--------------------------------------------------------------------------------
1-100                                              18,530                836,744
101-200                                           222,828             37,128,579
201-600                                           186,281             58,217,257
601-1,000                                          45,733             35,755,736
1,001-5,000                                        53,168             97,269,107
5,001-100,000                                       4,287             68,666,571
100,001 and above                                     811          1,549,711,943
--------------------------------------------------------------------------------
                                                  531,638          1,847,585,937
================================================================================

On 31 March 2000, there were 507 registered holders of 360,957 ordinary shares with addresses in the US and 53,847 registered holders of 98,204,289 ADSs (equivalent to 392,817,156 ordinary shares). The combined holdings of these shareholders represented 21.26% of the total number of ordinary shares outstanding as at 31 March 2000. UK registered shareholders represented 78.64% of the total number of ordinary shareholders, and all shareholders other than those registered in the UK or the US represented 0.1% of the total number of ordinary shareholders outstanding as at 31 March 2000. As certain of the ordinary shares and ADSs are held by brokers and other nominees, these numbers may not be representative of the actual number of beneficial owners in the US or elsewhere or the number of ordinary shares or ADSs beneficially held by US persons.

Share Capital and Options
As a result of the exercise of options under the employee Sharesave and Executive Share Option Schemes, a total of 1,959,261 ordinary shares of 50p each were issued during the year. Accordingly, the number of ordinary shares in issue was 1,847,585,937 as at 31 March 2000. During the year, 4,744,818 options over ordinary shares were granted to 6,273 employees under the




124 Annual Report & Accounts/Form 20-F

ScottishPower Sharesave Scheme. The company also established a Qualifying Employee Share Ownership Trust and, on 16 March 2000, 10,252,965 ordinary shares were issued to the trustee (ScottishPower Sharesave Trustees Limited) to hold in trust; these shares will be transferred on exercise to the holders of options granted under the Scottish Power UK plc Sharesave Scheme between 20 June 1997 and 11 June 1999, and the Southern Water Sharesave Scheme between 26 January 1993 and 25 January 1996. No options were granted under the Executive Share Option Scheme, which was replaced in 1996 by the introduction of the Long Term Incentive Plan. Awards in respect of 564,080 shares were made under the Plan during the year, and these awards are subject to the achievement of specified performance criteria. Details are contained in the Remuneration Report on pages 64 to 70. During the period between 30 November 1999 and 31 March 2000, 2,982,000 options were granted to 131 employees under the PacifiCorp Stock Incentive Plan.
   Between 31 March 2000 and 4 May 2000, being the latest practicable date prior to publication of this report, a further 33,176 ordinary shares have been issued as a result of the exercise of options under the aforementioned share option schemes. At the Annual General Meeting of the company last year, shareholders granted authority to the directors to purchase up to 119,932,395 ordinary shares. As intended, the Board exercised this authority to purchase, on market, 52,973,200 ordinary shares, totalling (pound)302 million of the intended (pound)500 million, to give a more efficient capital structure. The shares bought back represent 2.87% of the ordinary issued share capital as at 31 March 2000.

Substantial Shareholding
As at 4 May 2000, the company had been notified that Prudential Corporation group of companies held 69,940,973 ordinary shares representing 3.79% of the issued share capital.

Control of Company
As far as is known to ScottishPower, ScottishPower is not directly or indirectly owned or controlled by another corporation or by any foreign government.
   As of 4 May 2000, no person known to ScottishPower owned more than 10% of any class of the group's voting securities.
   As of 4 May 2000, the total amount of voting securities owned by directors and executive officers of ScottishPower as a group is shown in Table 26.

Table 26 - Voting securities
--------------------------------------------------------------------------------
Title of Class                                                Amount  Percentage
Identity of Group                                              Owned    of Class
--------------------------------------------------------------------------------
Ordinary shares
Directors and executive officers
   (19 persons)                                              404,053       0.02%
=======================================================  ===========  ==========


In addition, as of 4 May 2000, the directors and executive officers of ScottishPower, as a group, held options to purchase 1,323,265 ordinary shares, all of which options were issued pursuant to ScottishPower's Long Term Incentive Plan, ScottishPower's Executive Share Option Scheme, ScottishPower's Sharesave Scheme or the PacifiCorp Stock Incentive Plan.
   ScottishPower does not know of any arrangements the operation of which might result in a change in control of the group.

Exchange Rates
The group publishes its consolidated Accounts in pounds sterling. In this document, references to "pounds sterling", "Pounds", "pence" or "p" are to United Kingdom currency and references to "US dollars", "US$" or "$" are to US currency. Solely for the convenience of the reader, this report contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, at the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on 31 March 2000 of (pound)1.00 = $1.5922. On 4 May 2000, the Noon Buying Rate was $1.5435 to (pound)1.00. No representation is made that the pound sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.
   Table 27 sets forth, for the financial year indicated, certain information concerning the Noon Buying Rate in New York City for pounds sterling and US dollars per (pound)1.00.

Dividends
Although dividends have historically been declared and paid and financial reports published semi-annually, following completion of the merger with PacifiCorp ScottishPower has moved to quarterly reporting and expects to announce its first set of quarterly results in August 2000. ScottishPower has also commenced payment of quarterly dividends. The first quarterly dividend of
2.23 pence was in respect of the period 29 November (the day the merger became effective) to 31 December 1999 and was paid on 15 February 2000.


Table 27 - Historical Exchange Rates
--------------------------------------------------------------------------------
Financial Year Ended March 31         High          Low     Average1    Year-end
--------------------------------------------------------------------------------
1996                                 $1.62        $1.50        $1.57       $1.53
1997                                 $1.71        $1.49        $1.60       $1.64
1998                                 $1.69        $1.61        $1.65       $1.68
1999                                 $1.72        $1.60        $1.65       $1.61
2000                                 $1.68        $1.55        $1.61       $1.59
============================  ============  ===========  ===========  ==========
1 The average of the Noon Buying Rates on the last day of each month during the relevant period.

125 Annual Report & Accounts/Form 20-F

Investor Information

Table 28 - Historical Dividend Payments
---------------------------------------------------------------------------------------------------------------
                                                                           Financial Years
                                        Notes         2000          1999         1998         1997         1996
---------------------------------------------------------------------------------------------------------------
Pence per ordinary share:                   1
Interim                                              8.27p         7.50p        6.80p        6.17p        5.17p
Pre-completion                                       8.10p             -            -            -            -
Quarter (29 Nov 1999 - 31 Dec 1999)                  2.23p             -            -            -            -
Quarter (1 Jan 2000 - 31 Mar 2000)                   6.20p             -            -            -
Final                                                    -        15.00p       13.60p       12.33p       10.33p
---------------------------------------------  -----------  ------------  -----------  -----------  -----------
Total                                               24.80p        22.50p       20.40p       18.50p       15.50p
=============================================  ===========  ============  ===========  ===========  ===========
Pence per ADS                               2
Interim                                             33.08p        30.00p       27.20p       24.68p       20.68p
Pre-completion                                      32.40p             -            -            -            -
Quarter (29 Nov 1999 - 31 Dec 1999)                  8.92p             -            -            -            -
Quarter (1 Jan 2000 - 31 Mar 2000)                  24.80p             -            -            -
Final                                                    -        60.00p       54.40p       49.32p       41.32p
---------------------------------------------  -----------  ------------  -----------  -----------  -----------
Total                                               99.20p        90.00p       81.60p       74.00p       62.00p
=============================================  ===========  ============  ===========  ===========  ===========
US dollars per ADS                          2
Interim                                            $0.5324         $0.48        $0.46        $0.40        $0.34
Pre-completion                                     $0.5215             -            -            -            -
Quarter (29 Nov 1999 - 31 Dec 1999)                $0.1413             -            -            -            -
Quarter (1 Jan 2000 - 31 Mar 2000)                 $0.3856*            -            -            -            -
Final                                                    -         $0.97        $0.91        $0.81        $0.68
---------------------------------------------  -----------  ------------  -----------  -----------  -----------
Total                                              $1.5808         $1.45        $1.37        $1.21        $1.02
=============================================  ===========  ============  ===========  ===========  ===========

1 Dividends per share and per ADS are shown net of any associated UK tax credit available to certain holders of ordinary shares and ADSs. See "Taxation-Taxation of Dividends". Dividends paid by the Depositary in respect of ADSs are paid in US dollars based on a market rate of exchange that differs from the Noon Buying Rate.

2    Calculated based on a ratio of four ordinary shares for one ADS.

* The US dollar dividend for the quarter (1 January 2000 - 31 March 2000) is approximate. The actual figure will depend on the exchange rate on 16 June 2000.


This was in addition to the interim dividend of 8.27 pence per share and the pre-completion dividend of 8.10 pence per share which were paid on 1 February 2000.
   A dividend of 6.20 pence per share on the ordinary shares will be paid on 16 June 2000 to shareholders on the register on 19 May 2000. This dividend will be paid to ADS holders on 26 June 2000. This makes a total dividend for the year of
24.80 pence per share. It is intended to pay dividends quarterly thereafter. Future dividends will be dependent upon the group's earnings, financial condition and other factors. Interim and final dividends paid in the past are not necessarily indicative of future dividends.
   ScottishPower's stated dividend aim is to achieve 5% nominal growth for each of the next three years.
   Table 28 sets out the dividends paid on ordinary shares and ADSs in respect of the past five financial years, excluding any associated UK tax credit in respect of such dividends.
   A person resident in the UK for tax purposes who receives a dividend from ScottishPower is generally entitled to a tax credit, currently at a rate of 1/9th of the dividend (the "associated UK tax credit"). For further information, see "Taxation-Taxation of Dividends".

Exchange Controls and Other Limitations Affecting Security Holders
There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange capital restrictions, or that affect the remittance of dividends or other payments to non-UK resident holders of the company's securities except as otherwise set forth in "Taxation".
   There are no limitations imposed by UK law or by the company's Memorandum and Articles of Association that restrict the right of non-UK resident or non-UK citizen owners to hold or vote the ordinary shares.

Taxation
The following discussion of UK and US federal income tax consequences is set forth with respect to US tax considerations in reliance upon the advice of Milbank, Tweed, Hadley & McCloy LLP, special US counsel to the company, and with respect to UK tax considerations in reliance upon the advice of Freshfields, the company's UK lawyers. The discussion is intended only as a summary of the principal US federal income tax and UK tax consequences to investors who hold the ADSs or ordinary shares as capital assets and does not purport to be a complete analysis or listing of all potential tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares. The summary does not discuss special tax rules that may be applicable to certain classes of investors, including banks, insurance companies, tax exempt entities, dealers, traders who elect to mark to market, investors with a functional currency other than the US dollar, persons who hold the ADSs as part of a hedge, straddle or conversion transaction, or holders of 10% or more of the voting stock of the company. The statements of UK and US tax laws and practices set out below are based on the laws in

126 Annual Report & Accounts/Form 20-F
force and as interpreted by the relevant taxation authorities as of the date of this report. The statements are subject to any changes occurring after that date in UK or US law or practice, in the interpretation thereof by the relevant taxation authorities, or in any double taxation convention between the US and the UK. The US and the UK have entered into negotiations to update the current convention between the two countries for the avoidance of double taxation with respect to taxes on income and capital gains (the "Income Tax Convention"). The company believes, and the discussion therefore assumes, that it is not a passive foreign investment company for US federal income tax purposes.
   Each investor is urged to consult their own tax adviser regarding the tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs under the laws of the US, the UK and their constituent jurisdictions and any other jurisdiction where the investor may be subject to tax.
   If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, a beneficial owner of ADSs will be treated as the owner of the underlying ordinary shares for the purposes of the Income Tax Convention of the US Internal Revenue Code of 1986, as amended (the "Code").
   For the purposes of this summary, the term "US Holder" means a beneficial owner of the ADSs that is a US citizen or resident, a domestic corporation or partnership, a trust subject to the control of a US person and the primary supervision of a US court, or an estate, the income of which is subject to US federal income tax regardless of its source.
   For the purposes of this summary, the term "Eligible US Holder" means a US Holder that is a resident of the US for the purposes of the Income Tax Convention and that satisfies the following conditions:
   - is not also resident in the UK for UK tax purposes;
   - is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the company;
   - whose holding of the ADSs is not effectively connected with a permanent establishment in the UK through which such holder carries on a business or with a fixed base in the UK from which such holder performs independent personal services, and;
   - under certain circumstances, is not a company 25% or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents of, nor nationals of, the US.

Taxation of Dividends
The company is not required to withhold any UK taxes from its dividend payments to US Holders. Therefore, the amount of a dividend paid to a US Holder will not be reduced by any UK withholding tax. Under UK tax law and the Income Tax Convention, an Eligible US Holder is in theory entitled to an additional payment from the UK (the "UK tax credit") equal to 1/9th of the amount of any dividend paid by the company to the holder. While, as noted above, the dividend paid by the company is not subject to any UK withholding tax, under current UK law, the UK tax credit that otherwise would be payable by the UK is completely offset by a UK withholding tax of 100% on that UK tax credit. Accordingly, US Holders will receive the full amount of any dividend declared by the company (without deduction for UK tax) but will not be entitled to an additional cash payment from the UK in respect of the UK tax credit. An Eligible US Holder who elects to claim a credit (as described below) against the holder's US federal income tax liability with respect to the UK withholding tax imposed on the UK tax credit amount, is required to include, in addition to the gross amount of the dividend paid by the company, the amount of the UK tax credit in taxable income for US federal income tax purposes, even though none of the amount of the UK tax credit is paid by the UK. An Eligible US Holder who includes the amount of the UK tax credit in taxable income, generally will be entitled to credit against the holder's US tax liability, the amount of the UK tax credit that the holder is deemed to have received, as discussed below, which US tax credit may result in a reduction in the holder's effective US tax rate on the cash dividend received. Following is a simplified numerical example of the US tax treatment of dividends paid to an Eligible US Holder who is subject to tax at a rate of 35% and is eligible for and claims a US tax credit for the complete amount of the UK tax credit:

                                                                   $
Dividend received                                              90.00
UK tax credit                                                  10.00
US taxable income                                             100.00
US tax @ 35%                                                   35.00
US tax credit for UK withholding tax                         (10.00)
US tax liability                                               25.00
Cash dividend received                                         90.00
US tax liability                                             (25.00)
After-tax cash amount                                          65.00

Approximate effective US tax rate
   on cash received                                            27.8%

Note that the US federal income tax consequences of dividends paid to an Eligible US Holder will depend upon the holder's particular circumstances and, consequently, the US federal income tax consequences applicable to a particular holder may differ from those set forth in the above example. Holders are urged to consult their own tax advisers regarding the tax consequences to them of the payment of a dividend by the company.
   The procedures for claiming a credit are outlined in US Internal Revenue Service Revenue Procedure 2000 - 13, 2000 - 6 I.R.B. 1.

127 Annual Report & Accounts/Form 20-F

Investor Information

An Eligible US Holder recognises income when the dividend is actually or constructively received by the holder, in the case of ordinary shares, or by the Depository, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the Eligible US Holder's basis in the ordinary shares or ADSs and thereafter as capital gain. In determining the amount of dividend income, an Eligible US Holder will use the spot currency exchange rate on the date the dividend is included in income. Any difference between that amount and the dollars actually received may constitute foreign currency gain or loss, which is ordinary gain or loss. Individual Eligible US Holders, however, are not required to recognise gain of less than $200 from the exchange of foreign currency in a "personal transaction" as defined in Section 988(e) of the Code.
   Subject to certain limitations and requirements, an Eligible US Holder will be entitled under the Income Tax Convention to credit the UK withholding tax imposed on the amount of the UK tax credit against the Eligible US Holder's US federal income tax liability, provided the holder includes the gross amount of the UK tax credit in the holder's gross income as described above. Claiming a US foreign tax credit with respect to the UK withholding tax imposed under the Income Tax Convention upon the UK tax credit, may result in a lower effective US federal income tax rate on dividends paid by ScottishPower for certain Eligible US Holders as demonstrated in the above numbered example. An Eligible US Holder is not required to affirmatively make a claim to the UK Inland Revenue to be entitled to the US foreign tax credit, although an Eligible US Holder electing to claim the credit must complete an Internal Revenue Service Form 8833 (Treaty-Based Return Position Disclosure) and file such Form with the holder's US federal income tax return. Eligible US Holders that include the amount of the UK tax credit in gross income, but do not elect to claim foreign tax credits may instead claim a deduction for UK withholding tax. For foreign tax credit limitation purposes, the dividend will be income from sources without the US. The rules relating to the computation of foreign taxes are complex and Eligible US Holders should consult their own tax advisers to determine whether, and to what extent, a credit would be available and whether any filings or other actions may be required to substantiate an Eligible US Holder's foreign tax credit claim.
   If the US Holder is a US partnership, trust or estate, the UK tax credit will be available only to the extent that the income derived by such partnership, trust or estate is subject to US federal income tax as the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be. Whether holders of ADSs who reside in countries other than the US are entitled to a tax credit in respect of dividends on ADSs depends in general upon the provisions of conventions or agreements, if any, as may exist between such countries and the UK.

Taxation of Capital Gains
In general, for US tax purposes, US Holders of ADSs will be treated as the owners of the underlying ordinary shares that are represented by such ADSs and deposits and withdrawals of ordinary shares by US Holders in exchange for ADSs will not be treated as a sale or other disposition for US federal income tax purposes. Upon a sale or other disposition of ordinary shares or ADSs, an Eligible US Holder will recognise gain or loss for United States federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the Eligible US Holder's tax basis (determined in US dollars) in such ordinary shares or ADSs. Generally, such gain or loss will be a long-term capital gain or loss if the Eligible US Holder's holding period for such ordinary shares or ADSs exceeds one year. Any such gain and loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Long-term capital gain for a US Holder is generally subject to a maximum tax rate of 20%.
   A US Holder who is not resident or ordinarily resident for UK tax purposes in the United Kingdom will not generally be liable for UK tax on capital gains recognised on the sale or other disposition of ADSs or ordinary shares, unless the ADS holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and the ADSs are, or have been, used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency.
   US citizens resident or ordinarily resident in the United Kingdom, US corporations resident in the United Kingdom by reason of their business being managed or controlled in the United Kingdom and US citizens who or US corporations which, are trading or carrying on a trade, profession or vocation in the United Kingdom through a branch or agency and who or which have used, held or acquired the ADSs or ordinary shares for the purposes of such trade, profession or vocation or such branch or agency may be liable for both UK and US tax in respect of a gain on the disposal of the ADSs. Such holders may not be entitled to a tax credit against their United States federal income tax liability for the amount of UK capital gains tax or UK corporation tax on chargeable gains, as the case may be, paid in respect of such gain unless the holder appropriately can apply the credit against tax due on income from foreign sources.

128 Annual Report & Accounts/Form 20-F

US Information Reporting and Backup Withholding
In general, information reporting requirements will apply to dividend payments (or other taxable distributions) in respect of ordinary shares or ADSs made within the US to a non-corporate US person. Accordingly, individual US Holders will receive an annual statement showing the amount of taxable dividends paid to them during the year. "Backup withholding" at the rate of 31% will apply to such payments (i) if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by US law and applicable regulations, (ii) if there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns or, (iii) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements.
   In general, payment of the proceeds from the sale of ordinary shares or ADSs to or through a US office of a broker is subject to both US backup withholding and information reporting requirements, unless the holder or beneficial owner establishes an exemption. Different rules apply to payments made outside the US through an office outside the US.

UK Inheritance Tax
An individual who is domiciled in the US for the purposes of the convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes (the "Estate Tax Convention") and who is not a national of the UK for the purposes of the Estate Tax Convention will not generally be subject to UK inheritance tax in respect of the ADSs or ordinary shares on the individual's death or on a gift of the ADSs or ordinary shares during the individual's lifetime, unless the ADSs or ordinary shares are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ADSs held in trust. In the exceptional case where the shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax paid in the US.

UK Stamp Duty and Stamp Duty Reserve Tax
No UK stamp duty will be payable on the acquisition or transfer of ADSs provided that the instrument of transfer is executed outside the UK and subsequently remains at all times outside the UK. An agreement to transfer ADSs will not give rise to a liability to stamp duty reserve tax.
   Subject to certain exceptions, a transfer on sale of ordinary shares, as opposed to ADSs, will generally be subject to UK stamp duty at a rate of 0.5% (rounded up, if necessary, to the nearest (pound)5) of the consideration given for the transfer. An agreement to transfer such shares will normally give rise to a charge to UK stamp duty reserve tax at a rate of 0.5% of the consideration payable for the transfer, provided that stamp duty reserve tax will not be payable if stamp duty has been paid. Where such ordinary shares are later transferred to the Depository's nominee, further stamp duty or stamp duty reserve tax will normally be payable at the rate of 1.5% (rounded up, if necessary, to the nearest (pound)5) of the value of the ordinary shares at the time of the transfer.
   A transfer of ordinary shares by the Depository or its nominee to the relative ADS holder when the ADS holder is not transferring beneficial ownership gives rise to a UK stamp duty liability of (pound)5 per transfer.

129 Annual Report & Accounts/Form 20-F

Financial Calendar

The year ahead
--------------------------------------------------------------------------------
16 June 2000             Dividend payment date - UK (final dividend for the year
                         ended 31 March 2000)
--------------------------------------------------------------------------------
26 June 2000             ADS dividend payment date - US (final dividend for the
                         year ended 31 March 2000)
--------------------------------------------------------------------------------
28 July 2000             Annual General Meeting
--------------------------------------------------------------------------------
August 2000              Announcement of results for quarter ending 30 June
                         2000 - Q1
--------------------------------------------------------------------------------
August 2000              Shares ex-dividend
--------------------------------------------------------------------------------
September 2000           Q1 Dividend payable
--------------------------------------------------------------------------------
November 2000            Announcement of results for quarter ending 30 September
                         2000 - Q2
--------------------------------------------------------------------------------
November 2000            Shares ex-dividend
--------------------------------------------------------------------------------
December 2000            Q2 Dividend payable
--------------------------------------------------------------------------------
February 2001            Announcement of results for quarter ending 31 December
                         2000 - Q3
--------------------------------------------------------------------------------
February 2001            Shares ex-dividend
--------------------------------------------------------------------------------
March 2001               Q3 Dividend payable
--------------------------------------------------------------------------------

Annual General Meeting
The Annual General Meeting will be held at The Edinburgh Festival Theatre, 13-29 Nicolson Street, Edinburgh, on Friday 28 July 2000 at 11.00 am. Details of the resolutions to be proposed at the Annual General Meeting are contained in the Notice of Meeting.

Quarterly Results
Copies of the Quarterly Results may be obtained, free of charge, on request from the Company Secretary at the company's registered office. Quarterly Results will also be published on the company's website.

Half-Year Results
The company, as permitted by the London Stock Exchange, publishes its Half-Year Results in one UK national newspaper. In 2000, it is expected that the Half-Year Results will be published in The Times and on the company website.
Copies of the Half-Year Results may be obtained, free of charge, on request from the Company Secretary at the company's registered office.

Environment and Community Reports
Copies of the ScottishPower Environment and Community Reports may be obtained, free of charge, on request from the Company Secretary at the company's registered office. The Environment and Community Reports are also published on the company's website.

Press releases and up-to-date information on the company can be found on the ScottishPower website - www.scottishpower.com.

The ScottishPower 1999-00 Annual Review is also available on audio tape, free of charge, from the Company Secretary at the company's registered office.

130 Annual Report & Accounts/Form 20-F

Shareholder Services

Ordinary Shares

Share Registration Enquiries

The Registrar
Lloyds TSB Registrars Scotland
117 Dundas Street
Edinburgh EH3 5ED

Tel: +44 (0)870 600 3999
Fax: +44 (0)870 900 0020
Textphone: +44 (0)870 600 3950

Dividend Reinvestment Plan
ScottishPower has introduced a Dividend Reinvestment Plan which will be effective from the quarterly dividend payable in September 2000. The Dividend Reinvestment Plan will provide UK ordinary shareholders with the facility to invest cash dividends by purchasing further ScottishPower shares. For further details, please contact Lloyds TSB on telephone number 0870 600 3970.

Share Consolidation and ISAs
Share consolidation is a facility which allows a number of holdings, and especially family holdings, to be consolidated into one holding. This service is provided free of charge.

Individual Savings Accounts (ISAs) are suitable for UK resident private investors who wish to shelter their ScottishPower shares from Income and Capital Gains Tax. Details of the ScottishPower ISA service are available from Lloyds TSB at the following address. Alternatively, please call the ISA helpline on 0870 242 4244.

Lloyds TSB Registrars ISAs
The Causeway
Worthing BN99 6UY

Share Dealing
ScottishPower ordinary shares may be bought or sold at competitive rates by post or telephone. For further details, please contact Stocktrade on 0845 601 0979, quoting LOW C0070.

American Depositary Shares

Exchange and Stock Transfer Enquiries

The Bank of New York
Shareholder Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258, USA

Tel: 1(800) 233-5453 (Toll Free)
      (908) 769-9835 (Outside USA)

Dividend Reinvestment Plan
Global BuyDIRECT
Global BuyDIRECT is the Direct Share Purchase and Dividend Reinvestment plan for ADS holders which allows existing and first time investors to purchase ADSs without a broker. Global BuyDIRECT encourages investors to make initial and ongoing investments in the company by providing investors with the convenience of investing directly in ScottishPower's ADSs, with reduced brokerage commissions and service costs. For further details, please contact The Bank of New York as detailed above.

131 Annual Report & Accounts/Form 20-F

Index

Accounting
   developments                                                              58
   policies and definitions                                               72-76
Acquisition                                            49, 86 (12, 13), 104 (30)
American Depositary Shares                                                  131
Annual General Meeting                                                      130
Audit Committee                                                          61, 62
Audit Report                                                                121
Balance sheets
   company                                                         118, 119 (36)
   group                                                                     88
Board of Directors                                                        60-61
Borrowings                                                            93-98 (22)
Business
   description of                                                            10
   reviews - 1998-99                                                         53
   reviews - 1999-00                                                      49-51
   strategy                                                                  11
   UK                                                12, 19, 26, 27, 32, 33, 44
   US                                                 7, 20, 22, 36, 37, 43, 46
Capital expenditure by segment                                          89 (15b)
Capital commitments                                                     109 (33)
Capital gains tax, shareholders                                             128
Cash flow
   acquisitions and disposals                                        86 (12, 13)
   analysis                                                              85 (10)
   commentary                                                                52
   group statement                                                           84
   US GAAP                                                              114 (35)
Chairman's statement                                                          2
Charitable donations                                                         25
Chief Executive's statement                                                   4
Contingent liabilities                                                  109 (32)
Corporate governance                                                         62
Creditor payment policy and practice                                         58
Creditors                                                      98 (23), 119 (39)
Currencies, accounting policy                                                76
Debt (net)
   analysis                                                              87 (14)
   reconciliation                                                            84
Debtors                                                        93 (21), 119 (38)
Deferred taxation                                                       100 (25)
Deferred income                                                         100 (26)
Demon Internet                                                               11
Depreciation
   accounting policy                                                         74
   by segment                                                            79 (1c)
Directors
   executive                                                                 60
   non-executive                                                             61
   pensions                                                                  66
   remuneration                                                           64-70
   report                                                                  1-70
   responsibilities for accounts                                             71
   service contracts                                                         66
   share options                                                         65, 68
   shareholdings                                                             69
Dividends
   per ADS                                                                  126
   per ordinary share                                               83 (9), 126
   payment dates                                                            130
Earnings and dividends
   1998-99                                                                   55
   1999-00                                                                   51
Earnings per share                                                     1, 83 (8)
Employees
   numbers and costs                                                  24, 80 (3)
   policies, UK and US                                                   24, 25
Environment
   accounting policy                                                         76
   commentary                                                             38-40
   regulation                                                        38, 41, 42
Euro                                                                         58
Exceptional items                                                         81 (4)
Executive management committee                                               62
Financial
   commitments                                                          109 (33)
   highlights                                                                 1
   review                                                                 48-59
Financial instruments
   accounting policies                                                       73
   analysis                                                           93-98 (22)
Financial risk management                                                    56
Five Year Summary                                                           122
Fixed assets
   intangible                                                            90 (17)
   investments                                                 92 (19), 114 (37)
   tangible                                                          74, 90 (18)
Glossary
   financial                                                                123
   of terms                                                                 133
Going concern                                                                58
Goodwill
   accounting policy                                                         74
   analysis                                                              90 (17)
Grants and contributions
   accounting policy                                                         75
   analysis                                                             100 (26)
Health and safety                                                            25
Inheritance tax                                                             129
Interest charge (net)
   accounting policy                                                         73
   analysis                                                              82 (85)
Interest and Taxation
   1998-99                                                                   55
   1999-00                                                                   51
Internal control                                                             62
Investor information                                                        124
Leased assets, accounting policy                                             75
Litigation                                                                   42
Loans and other borrowings                                            93-98 (22)
Long Term Incentive Plan                                                 65, 75
Minority interests                                                      104 (29)
Net asset value per share                                                90 (16)
Nomination committee                                                     61, 62
Operating assets by segment                                             89 (15a)
Operating profit
   analysis                                                              80 (20)
   by segment                                                            79 (1b)
   highlights                                                                 1
   reconciliation to
   operating cash flows                                                  86 (11)
Own shares held under trust                                                  75
PacifiCorp                                                       2-4, 20-22, 51
Pensions costs
   accounting policy                                                         76
   analysis                                                             106 (31)
Post-retirement benefits
   accounting policy                                                         76
   analysis                                                            116 (35d)
Powercor                                                                 23, 73
Profit and loss account
   company                                                              119 (41)
   group                                                                     77
Property                                                                  44-47
Provisions for liabilities
   and charges                                                           99 (24)
Recognised gains and losses                                                  78
Registrar                                                                   131
Regulation
   electricity UK                                                         26-31
   electricity US                                                        36, 37
   gas UK                                                                    32
   water UK                                                               33-35
Related party transactions                                              110 (34)
Remuneration Committee
   membership                                                            61, 62
   report                                                                    64
Research and development                                                 24, 73
Reserves                                                      103 (28), 119 (40)
Segmental information                                            79 (1), 89 (15)
Southern Water                                                        6, 11, 17
Share capital                                                 100 (27), 119 (40)
Shareholders' funds
   reconciliation                                                            78
   analysis                                                   103 (28), 119 (40)
Shareholder services                                                        131
Shareholdings, analysis                                                     124
Share options                                                     101 (27), 124
Stocks
   accounting policy                                                         75
   analysis                                                              92 (20)
Substantial shareholding                                                    125
Taxation
   accounting policy                                                         74
   analysis                                                               82 (6)
   commentary                                                               126
   deferred                                                             100 (25)
   windfall                                                               83 (7)
Thus                                                                2, 3, 4, 19
Total assets by segment                                                 89 (15c)
Treasury                                                                  55-57
Turnover
   accounting policy                                                         73
   by segment                                                            79 (1a)
   highlights                                                                 1
US GAAP                                                             111-117 (35)
US regulatory assets                                                         75
Year 2000                                                                    58

Figures in brackets refer to Notes to the Accounts

132 Annual Report & Accounts/Form 20-F

--------------------------------------------------------------------------------
Glossary of Terms

Term                              Definition                  Term                           Definition

Affiliate                         Inter-company               Industrial customers           Customers with high
                                                                                             demand or consumption
Authorised franchise areas        Geographic area of
                                  public electricity supply   Interconnector                 A link that connects
                                  or distribution as set out                                 separate transmission
                                  at privatisation in the UK                                 networks

Billion                           One thousand million        Ofgem                          Office of Gas and
                                                                                             Electricity Markets,
Commercial customers              Business customers with                                    being the office ofthe
                                  small to medium                                            gas and electricity
                                  demand or consumption                                      regulator

Company                           Scottish Power UK plc       OFWAT                          Office of Water Services,
                                                                                             being the office ofthe
DGES                              The Director General                                       water regulator
                                  of Electricity Supply
                                                              plc                            Public Limited Company
DGGS                              The Director General
                                  of Gas Supply               Portal                         A door into the Internet,
                                                                                             typically containing links
Dispositions                      Disposals                                                  to websites and a search
                                                                                             engine
Distribution service area         The geographic area
                                  where PacifiCorp            Power production               The US term for the
                                  provides retail electric                                   generation of electricity
                                  service to customers
                                                              Rates                          Tariffs
Domestic                          Within the US mainland
                                                              Residential customers          Customers based in
e-procurement                     Procurement of goods                                       houses, as distinct from
                                  and services, principally                                  commercial or industrial
                                  using the Internet                                         customers

Energy commodity                  Electricity pricing         Retail sales                   Sales of electricity to
rate options                      choices available to                                       residential, commercial
                                  residential customers                                      and industrial customers
                                  following deregulation                                     in the US
                                  in Oregon
                                                              Retail Price Index;RPI         Index ofa range ofgoods
First-tier supply                 Public electricity supply                                  and services in
                                  within the authorised                                      the UK. US equivalent
                                  franchise areas                                            is the Consumer Price
                                                                                             Index (CPI)
Franchise service territories     Geographic area of
                                  public electricity supply   Second-tier supply             Public electricity supply
                                  or distribution in the US                                  outside of the authorised
                                                                                             franchise areas
FTSE 100                          The index of the top 100
                                  UK companies by market      Wholesale                      The dealing of bulk
                                  capitalisation listed                                      power with another
                                  on the London Stock                                        power supplier
                                  Exchange

Gas                               Natural gas

Group                             Scottish Power UK plc                                      Conversion Factors
                                  and its consolidated
                                  subsidiaries                                               Metres           Yards
                                                                                             0.91     1        1.09
Guaranteed Standards              Standards of
                                  performance agreed                                         Km               Miles
                                  between the company                                        1.61     1        0.62
                                  and the relevant
                                  regulator                                                  Litres      US Gallons
                                                                                             3.78     1        0.26
Home markets                      Term to replace franchise
                                  markets now that
                                  competition has been
                                  introduced in supply

133 Annual Report & Accounts/Form 20-F

ScottishPower Annual Report and Account/Form 20-F 1999-00


Registered office
1 Atlantic Quay Glasgow GS 8SP

www.scottishpower.com


Designed and produced by Bamber Forsyth Limited. Printed by Waddies Print Group Limited. The paper used in this Report is made from virgin fibre from sustainable forests and saw mill residues. (It is elemental chlorine-free.)